Form 20-F
Captivision Inc.
filed 2023-11-22
CIK 1967478

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 15, 2023

For the transition period from __________________________ to __________________________

Commission File Number: 001-41869

Captivision Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Unit 18B Nailsworth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

(Address of principal executive offices)

Ho Joon Lee, Chief Executive Officer

Unit 18B Nailsworth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

Tel: +44 (0) (1865) 688 221

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	CAPT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CAPTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of November 15, 2023, the issuer had 28,817,810 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Note – Checking the box above will not relieve any registrant required to fi le reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No    ☐

EXPLANATORY NOTE

On November 15, 2023 (the “Closing Date”), Captivision Inc., a Cayman Islands exempted company limited by shares (“Captivision” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 2, 2023, as amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023 (the “Business Combination Agreement”), by and among the Company, GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), Jaguar Global Growth Corporation I, a Cayman Islands exempted company (“JGGC”), and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC (“Exchange Sub”).

Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth in the Business Combination Agreement, on the Closing Date (i) JGGC merged with and into the Company, with the Company surviving the merger (the “Merger”), (ii) immediately thereafter, the Company (A) issued 17,109,472 ordinary shares, par value $0.0001 per share, of Captivision (the “Ordinary Shares”), equal to the quotient of (1) $181,360,403.20, divided by (2) $10.60 (i.e., 17,109,472 Ordinary Shares issued in exchange for 21,365,304 GLAAM Common Shares (as defined below) at an exchange ratio of 0.800820612130561, subject to rounding pursuant to the Business Combination Agreement) and (B) reserved up to 754,387 Ordinary Shares for issuance upon cash exercise of Converted Options (as defined below) (such number of Ordinary Shares described in clauses (A) and (B), the “Aggregate Share Swap Consideration”), to Exchange Sub, and (iii) all shareholders of GLAAM (the “GLAAM Shareholders”) transferred their respective common shares, par value ~~W~~ 500 per share, of GLAAM (the “GLAAM Common Shares”), to Exchange Sub in connection with the exchange of GLAAM Common Shares for Ordinary Shares pursuant to the Business Combination Agreement and, in exchange for the Aggregate Share Swap Consideration, Exchange Sub distributed all of the GLAAM Common Shares it received from GLAAM Shareholders to the Company (the “Share Swap” and the Merger, the Share Swap and the other transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

At the effective time of the Merger: (i) each unit of JGGC (each, a “JGGC Unit”) was automatically separated and each holder was deemed to hold one Class A ordinary share of JGGC (each, a “JGGC Class A Ordinary Share”), one right entitling the holder thereof to receive one-twelfth of one JGGC Class A Ordinary Share (each, a “JGGC Right”) and one-half of one warrant, per JGGC Unit, (ii) all ordinary shares of JGGC that were owned by JGGC or any wholly owned subsidiary of JGGC immediately prior to the Merger were automatically canceled, and no Ordinary Shares or other consideration were delivered in exchange therefor, (iii) each JGGC Class A Ordinary Share and each Class B ordinary share of JGGC (each, a “JGGC Class B Ordinary Share”) that was issued and outstanding immediately prior to the Merger was converted into and, for all purposes represent, only the right to receive one issued, fully paid and non-assessable Ordinary Share, (iv) all outstanding warrants to purchase ordinary shares of JGGC (the “JGGC Warrants”) were converted into warrants to purchase the same number of Ordinary Shares and all rights with respect to JGGC ordinary shares under such JGGC Warrants were converted into rights with respect to the applicable Ordinary Shares, (v) each JGGC Right that was issued and outstanding immediately prior to the Merger was converted into the number of Ordinary Shares that would have been received by the holder thereof if such JGGC Right had been converted upon the consummation of a business combination into JGGC Class A Ordinary Shares, no fractional shares were issued upon conversion of JGGC Rights, so holders must have held rights in denominations of 12 in order to receive an Ordinary Share and all JGGC Rights were no longer outstanding and were automatically canceled by virtue of the Merger and each former holder of JGGC Rights thereafter ceased to have any rights with respect thereto, except the right to receive Ordinary Shares and (vi) all of the issued share capital in the Company as of immediately prior to the Merger were cancelled.

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with and immediately prior to the Share Swap was converted into and for all purposes represented only the right to receive 0.800820612130561 (the “GLAAM Exchange Ratio”) validly issued, fully paid and non-assessable Ordinary Shares, subject to rounding pursuant to the Business Combination Agreement; and (ii) each option to purchase GLAAM Common Shares (collectively, the “GLAAM Options”) was converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such GLAAM Option, the number of Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of

GLAAM Common Shares subject to such GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per Ordinary Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of such GLAAM Option divided by (y) the GLAAM Exchange Ratio (each a “Converted Option”) in accordance with the Closing Payments Schedule (defined in the Business Combination Agreement). In exchange for the Aggregate Share Swap Consideration, Exchange Sub distributed all of the GLAAM Common Shares it received from GLAAM Shareholders to the Company, and GLAAM became a wholly-owned direct subsidiary of the Company.

Moreover, certain other related agreements were entered into in connection with the Business Combination, including the GLAAM Support Agreement, the GLAAM Founder Earnout Letter, the Sponsor Support Agreement , the Registration Rights Agreement and the Amended and Restated Warrant Agreement, each as defined in the Company’s Registration Statement on Form F-4 (File No. 333-271649), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2023 and declared effective on September 13, 2023 (the “Form F-4”), under the headings “Summary of the Proxy Statement/Prospectus” and “Certain Agreements Related to the Business Combination,” which are incorporated herein by reference. See also “Item 10. Additional Information— Material Contracts,” elsewhere in this Report (as defined below).

The transaction was unanimously approved by the board of directors of JGGC and was approved at the extraordinary general meeting of JGGC’s shareholders held on September 27, 2023 (the “Extraordinary General Meeting”). JGGC’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, GLAAM became a wholly-owned direct subsidiary of the Company. On November 16, 2023, the Ordinary Shares and Warrants (as defined below) commenced trading on the Nasdaq Stock Market, or “Nasdaq,” under the symbols “CAPT” and “CAPTW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to (i) “we,” “us,” “our,” “Company” or “Captivision” refer to Captivision Inc., an exempted company incorporated with limited liability in the Cayman Islands, and its consolidated subsidiaries, (ii) “JGGC” refers to Jaguar Global Growth Corporation I, a Cayman Island exempted company, (iii) “GLAAM” refer to GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea, and (iv) “~~W~~” and “KRW” refer the South Korean Won.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements may include, but are not limited to, statements about:

•	the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•	the ability to realize the benefits expected from the Business Combination;

•	the significant market adoption, demand and opportunities in the construction and DOOH media industries for GLAAM’s products;

•	the ability of GLAAM to remain competitive in the fourth-generation architectural media glass industry in the face of future technological innovations;

•	the ability of GLAAM to execute its international expansion strategy;

•	the ability of GLAAM to protect its intellectual property rights;

•	the ability of GLAAM’s larger projects, which are subject to protracted sales cycles, to be profitable;

•	whether the raw materials, components, finished goods and services used by GLAAM to manufacture its products will continue to be available and will not be subject to significant price increases;

•	the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes;

•	the ability of GLAAM’s manufacturing facilities to meet their projected manufacturing costs and production capacity;

•	the future financial performance of the Company and GLAAM;

•	the emergence of new technologies and the response of our customer base to those technologies;

•	the ability of the Company and GLAAM to retain or recruit, or to effect changes required in, their respective officers, key employees or directors; and

•	the ability of the Company and GLAAM to comply with laws and regulations applicable to its business.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Report and the “Risk Factors” section in the Form F-4 which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in Item 6.A of this Report. The business address for each of the Company’s directors and executive officers is Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom.

B. Advisers

White & Case LLP has acted as U.S. securities counsel for GLAAM and the Company and continues to act as U.S. securities counsel for the Company following the completion of the Business Combination.

Conyers Dill & Pearman LLP has acted as counsel for the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

WithumSmith+Brown, PC has acted as JGGC’s independent registered public accounting firm as of June 30, 2023, December 31, 2022 and December 31, 2021, and for six months ended June 30, 2023, the year ended December 31, 2022 and the period from March 31, 2021 (inception) through December 31, 2021.

CKP, LLP has acted as GLAAM’s independent registered public accounting firm as of June 30, 2023, December 31, 2022 and December 31, 2021, and for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021.

We intend to retain CKP, LLP as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of GLAAM on an unaudited actual basis as of June 30, 2023 and for the Company on an unaudited pro forma combined basis as of June 30, 2023, after giving effect to the Business Combination:

Capitalization of GLAAM on an unaudited actual basis as of June 30, 2023

USD	As of June 30, 2023
Short-term debt
Short-term borrowings	13,537,122
Convertible bond	1,868,507
Current portion of long-term borrowings	1,234,765
Total short-term debt	16,640,394
Long-term borrowings	4,728,047
Total debt	21,368,441
Shareholders’ equity
Share capital	8,736,267
Additional paid-in and other capital	57,070,548
Other components of equity	1,750,242
Accumulated other comprehensive income	1,471,596
Retained earnings (deficit)	(61,429,967)
Total shareholders’ equity	7,598,686
Non-controlling interest	(570,913)
Total equity	7,027,773
Total capitalization	28,396,214

The Company on an unaudited pro forma combined basis

USD	As of June 30, 2023
Short-term debt
Short-term borrowings	13,537,122
Convertible bond	1,868,507
Current portion of long-term borrowings	1,234,765
Total short-term debt	16,640,394
Long-term borrowings	4,728,047
Total debt	21,368,441
Shareholders’ equity	—
Share capital	8,878,949
Additional paid-in and other capital	82,008,694
Other components of equity	1,192,032
Accumulated other comprehensive income	1,471,596
Retained earnings (deficit)	(89,465,726)
Total shareholders’ equity	4,085,545
Non-controlling interest	(570,913)
Total equity	3,514,632
Total capitalization	24,883,073

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and GLAAM, as supplemented and/or modified by the risk factors set forth below, are described in the Form F-4 under the heading “Risk Factors,” which information is incorporated herein by reference.

The Company will require substantial additional financing to fund its operations and complete the development and commercialization of the process technologies that produce each of its products or new aspects of its existing process technologies that produce each of its products, and the Company may not be able to obtain such financing on favorable terms, or at all.

GLAAM’s operations have consumed substantial amounts of cash since inception, and the Company expects to incur increasing expenses going forward, in particular, as we:

•	repay transaction and other expenses associated with the Business Combination;

•

enter into and engage in strategic partnering arrangements to produce products cost-effectively at acceptable quality levels and price points, including making capital contributions for the construction of certain plants;

•	invest in developments with respect to existing process technologies in order to increase their effectiveness or reduce related capital expenditures;

•	expand research and development efforts;

•	grow the business organization;

•	pursue select distribution opportunities;

•	seek to identify additional market opportunities for the products produced using GLAAM’’s process technologies; and

•	pursue partnering arrangements.

The Company’s operating cash flow, short term financing capabilities, and its existing cash and cash equivalents will not be sufficient to fund operations for at least 12 months from the date of this Report. To continue operations, the Company will need to raise capital through equity debt, or mezzanine financing. Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect the Company’s and GLAAM’s ability to conduct day-to-day operations. In addition, neither the Company, nor GLAAM, can guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. GLAAM has faced, and continues to face, significant ongoing capital constraints in 2023 which have prevented it from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of existing pipeline into revenue. Further, circumstances may cause it to consume capital significantly faster than we currently anticipate, and it may need to spend more money than currently expected because of circumstances beyond our and its control. Moreover, GLAAM and its industry partners may experience delays in the production of commercial quantities of products, in a manner that is cost-effective and at suitable quality levels, which would postpone GLAAM’s, and therefore the Company’s, ability to generate revenue associated with the sale of such products.

As discussed above, ongoing capital constraints have prevented GLAAM from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of existing pipeline into revenue. If the Company and GLAAM are unable to raise additional capital on acceptable terms or at all, they may be required to:

•	delay or suspend some or all manufacturing and commercialization efforts;

•	decrease or abandon some or all research and development efforts;

•

decrease the financial resources dedicated to partnering efforts, which may substantially postpone the development, manufacture, marketing or sale of existing and future products produced using GLAAM’s process technologies;

•	suspend the growth of the organization; and/or

•	liquidate their assets even though the values they receive for their assets in liquidation or dissolution could be significantly lower than the values reflected in the financial statements.

To raise additional funds to support business operations, the Company may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of the Company’s capital stock and dilution to the Company’s shareholders. Alternatively, the Company may incur debt or issue other debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

Unpaid transaction expenses, the costs of certain fee deferral arrangements and the issuances of additional ordinary shares under certain of the Company’s contracts and arrangements may result in dilution of holders of Ordinary Shares and have a negative impact on the Company’s results of operation, the Company’s liquidity and/or the market price of the Ordinary Shares.

On June 30, 2023, JGGC issued a promissory note in favor of JGG SPAC Holdings LLC (“JGG SPAC Holdings”) in the amount of $450,000, which was subsequently increased to $1,500,000 (the “Working Capital Promissory Note”). The total amount owed under the Working Capital Promissory Note as of the Closing Date, is $1,112,500. On the Closing Date, JGGC, JGG SPAC Holdings, the Company and GLAAM entered into a deferral agreement (the “JGGC SPAC Holdings Deferral Agreement”) for the amount outstanding under the Working Capital Promissory Note. Due to ongoing capital constraints, the Company was unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of service providers to the Company, GLAAM and JGGC entered into agreements (“Deferred Fee Arrangements” and together with the JGGC SPAC Holdings Deferral Agreement, the “Deferral Agreements”) to defer amounts due to these service providers (“Deferred Amounts”) until a future date when sufficient funds may become available to the Company to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provides that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date.

As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the unpaid transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective Deferral Agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of an Ordinary Share for the 20 consecutive trading day period occurring prior to the applicable election date. The timing, frequency, and the price at which we issue Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity. Any Ordinary Shares issued pursuant to these arrangements will need to be registered for resale on a Form F-1 registration statement.

If and when we issue such Ordinary Shares, such recipients, upon effectiveness of a Form F-1 or Form F-3 (as applicable) registration statement registering such securities for resale, may resell all, some or none of such shares in their discretion and at different prices subject to the terms of the applicable agreement. As a result, investors who purchase shares from such recipients at different times will likely pay different prices for those shares, and so may experience different levels of dilution (and in some cases substantial dilution) and different outcomes in their investment results. Existing investors may experience a decline in the value of the shares they purchase as a result of future issuances or issuances and sales made by the Company to such aforementioned parties or others at prices lower than the prices such investors paid for their shares. In addition, if we issue a substantial number of shares to such parties, or if investors expect that we will do so, the actual sales of shares or the mere existence of an arrangement with such parties may adversely affect the price of our securities or make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price, or at all.

The issuance, if any, of Ordinary Shares would not affect the rights or privileges of the Company’s existing shareholders, except that the economic and voting interests of existing shareholders would be diluted, potentially substantially. Although the number of Ordinary Shares that existing shareholders own would not decrease as a result of these additional issuances, the Ordinary Shares owned by existing shareholders would represent a smaller percentage of the total outstanding Ordinary Shares after any such issuance, potentially significantly smaller.

On the dates that are 365 days and 730 days following the Closing Date, we will be required to make substantial payments in respect of any Deferred Amounts that remain outstanding, plus accrued interest. To finance these costs, the Company may need to raise capital through equity, debt or mezzanine financing. Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect the Company’s and GLAAM’s ability to conduct day-to-day operations. In addition, neither the Company, nor GLAAM, can guarantee that future financing will be available in sufficient amounts or on terms acceptable, if at all. the Company may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of the Company’s capital stock and dilution to the Company’s shareholders. Alternatively, the Company may incur debt or issue other debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

We rely on production facility operators and manufacturing facility employees, and the loss of the services of any such personnel or the inability to attract and retain will negatively affect our business.

Our success depends to an extent upon the continued service of our production facility operators and manufacturing facility personnel, especially for the completion of large-scale projects and during periods of rapid growth. The recent loss of the services of a significant number of our manufacturing facility personnel and our inability to identify adequate replacements due to our ongoing capital constraints will have an adverse effect on our operations. In particular, our reduction in human capital has disrupted our production capabilities at our facilities for the production of one of our large-scale projects, which we expect will lead to the delayed delivery of the product to our client. This delay will reduce our sales and earnings for the affected period could lead to increased product returns or cancellations and cause us to lose future sales from this client. See Item 6D of this Report.

Item 4. Information on the Company

A. History and Development of the Company

Captivision is an exempted company incorporated with limited liability in the Cayman Islands on February 23, 2023. For further information on the Business Combination, see “Explanatory Note” above. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Business Combination Proposal,” “The Business Combination Agreement” and “Description of New PubCo Securities,” which are incorporated herein by reference.

The Company owns no material assets other than its equity interests in its wholly-owned subsidiaries, Exchange Sub and GLAAM.

The history and development of GLAAM are described in the Form F-4 under the heading “Business of GLAAM” which is incorporated by reference herein.

The Company’s registered office is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the Company’s principal executive office is Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom. The Company’s principal website address is https://glaamamerica.com/about-us/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B. Business Overview

Prior to the closing of the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following and as a result of the Business Combination, all of the Company’s business is conducted through GLAAM. A description of GLAAM’s business is included in the Form F-4 under the headings “Business of GLAAM” which is incorporated herein by reference and in Item 5 of this Report.

C. Organizational Structure

Upon consummation of the Business Combination, each of GLAAM and Exchange Sub became wholly-owned direct subsidiaries of Captivision. The organizational chart of Captivision is included in the Form F-4 under the heading “The Business Combination Agreement—Structure—Post-Business Combination Structure” and is incorporated herein by reference.

D. Property, Plants and Equipment

The Company’s property, plants and equipment are held through GLAAM. Information regarding GLAAM’s property, plants and equipment is described in the Form F-4 under the heading “Business of GLAAM—Property and Facilities,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which management believes is relevant to an assessment and understanding of GLAAM’s consolidated results of operations and financial condition. The discussion should be read together with GLAAM’s consolidated financial statements as of June 30, 2023 and 2022 and December 31, 2022 and 2021 and for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, and the related notes that are included elsewhere in this Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” sections of this Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of GLAAM and its consolidated subsidiaries.

Overview

We are the exclusive developer, manufacturer and installer of an innovative architectural media glass product called G-Glass. G-Glass is the world’s first IT-enabled construction material that transforms buildings into extraordinary digital media content delivery devices. G-Glass combines architectural glass with customizable, large-scale LED digital media display capabilities, delivering architectural durability, nearly full transparency, and sophisticated media capability. Utilized in diverse applications from handrails to complete glass building facades, G-Glass delivers a paradigm shift in the Digital out of Home (DOOH) media market providing entirely new revenue models for vertical real estate. We believe we are the market leader in the delivery of fully transparent media façade capabilities with over 490 architectural installations worldwide.

We are a vertically integrated manufacturer controlling almost every aspect of product assembly and installation, including assembling the media glass laminates, manufacturing the aluminum frame, developing the electronics as well as delivering and installing the product. This enables us to provide an unparalleled level of quality and service to our customers, who include prestigious automotive brands, commercial retailers, hospitals, major sporting institutions, the music industry (as filming backdrops), film production companies, transportation hubs and telecommunications companies.

We are a global company with offices in South Korea, the United States, the United Kingdom, Japan and China (including the Hong Kong Special Administrative Region). In the six months ended June 30, 2023, and 2022, we generated $12,562,180 and $13,406,333 in revenue, respectively. In 2022 and 2021, we generated $20,191,935 and $9,415,119 in revenue, respectively.

We have more than 490 installations in nine countries around the world split across three operational regions as detailed in the table below.

Comparison of the six months ended June 30, 2023 and June 30, 2022

Geographic Market	Growth for the Six Months Ended June 30, 2023 vs 2022	Revenue for the Six Months Ended June 30, 2023 (in $ million)	% of Total Revenue for the Six Months Ended June 30, 2023	Revenue for the Six Months Ended June 30, 2022 (in $ million)	% of Total Revenue for the Six Months Ended June 30, 2022
APAC	110.6%	12.1	96.4%	5.7	42.9%
EMEA	(98.8)%	0.1	0.7%	7.7	57.1%
North America	0%	0.4	2.9%	0	0%

Total	(6.3)%	12.6	100%	13.4	100%

Comparison of the years ended December 31, 2022 and December 31, 2021

Geographic Market	Growth for 2022 vs 2021	Revenue for 2022 (in $ million)	% of Total Revenue for 2022	Revenue for 2021 (in $ million)	% of Total Revenue for 2021
APAC	26%	10.3	51%	8.2	87%
EMEA	2549%	6.7	33%	0.3	3%
North America	244%	3.2	16%	0.9	10%

Total	115%	20.2	100%	9.4	100%

Key Factors Affecting Our Operating Results

Our operating and business performance is driven by various factors that affect commercial real estate developers and their markets, trends affecting the broader construction, DOOH media and architectural media glass industries, and trends affecting the specific markets and customer base that we target, including the following:

Ability to Win Projects

Our operating results are driven by our ability to win new projects to install G-Glass with new and existing customers. Our ability to win project bids is affected by:

•	The existence of local reference projects with installed products at a comparable scale in a potential customer’s market;

•	Our access to stakeholders at various levels within a new or existing customer’s organization, including high level decision makers;

•	Our trained sales personnel who can properly explain GLAAM’s unique product value proposition;

•	G-Glass receiving and maintaining necessary certifications with respect to material, fire, electrical, and other construction requirements to comply with local building codes;

•	Our ability to generate qualified leads through an effective multi-channel marketing strategy;

•	Building and maintaining a successful reseller network; and

•	Our marketing and advertising expenses which have been, and our future marketing advertising expenses will be limited by capital constraints.

Competitive Pricing

Our operating results are directly tied to the selling price of our products and services. Our prices are affected by a variety of factors including prices charged by our competitors in the third-generation space, the efficacy of our products, our cost basis, changes in our product mix, the size of the project and our relationship with the relevant customer, as well as general market and economic conditions. We carefully monitor our target markets and set prices taking into account local market conditions. Our prices have remained relatively stable since 2019 at levels that we believe make our product competitive with alternative display offerings. Special pricing is available for scaled projects on a case-by-case basis. We also maintain separate reseller pricing to ensure that G-Glass provides an attractive sales proposition for our partners and sales channels.

Average Project Size and Average Revenue

In addition to the number of project bids we win, the size of our projects and the average revenue per project are key drivers of our revenue and overall operating results. Our ability to continue to grow revenue will depend on our ability to increase both the number of our projects and the average size per project. To do this we need to be continuously effective in marketing to increase the number of sales opportunities, and continue to install successful larger size implementations to serve as reference to encourage cautious customers.

Ability to Develop New Applications

As part of our growth strategy, we plan to continue to innovate on product applications. Our continued success depends on our ability to develop and implement use cases for G-Glass at both large scales, such as SLAMs, and smaller scales, such as hand rails. SLAMs entail lengthy sales cycles and are subject to a variety of uncertainties outside of our control. Although SLAMs are lucrative, and represent the most impressive implementation of G-Glass, we do not rely wholly upon these projects to drive revenue. A key component of our growth strategy and revenue generation is to develop and implement smaller projects using G-Glass that have shorter sales cycles, require reduced customer investment and allow us to showcase our technology. Current G-Glass applications include:

•

G-Tainers: Our G-Tainer product is a convergence of a shipping container and G-Glass Container-sized modular system that uses steel frames and G-glass panels to deliver compelling, media enabled, temporary structures for events and pop-up retail spaces. To date, G-Tainers have been utilized in numerous acclaimed outdoor events and exhibitions such as the 2018 Pyeongchang Winter Olympics in Korea and BoomTown EDM festival in the United Kingdom.

•

Hand rails: Developed for both external and internal uses, our hand rail products turn balustrades into media devices allowing them to deliver motion art, wayfinding information, and advertising. To date, our hand rail installations include external bridge railings and shopping center balustrades.

•	Bus Shelters: We are offering solutions that integrate G-Glass into bus shelters that allow bus operators to deliver wayfinding information, motion art and advertising to passengers and those passing.

•

G-Wall: Our G-Wall product can be a free-standing or permanent installation. It is typically a smaller-scale implementation of G-Glass that has been used in promotional events, internal office partitions, retail displays and outdoor urban media features.

International Expansion

Although we have more than 490 installations in nine countries around the world, we believe that our geographical footprint is relatively small compared to what it could become. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets. Our operating results will be impacted by our ability to break into new markets in a cost-efficient manner and to use our initial projects in each new market as the launching pad for broader marketing efforts in that region. To date, the expenses and long lead times inherent in our efforts to pursue additional Korean and international business opportunities have slowed, and are expected to continue to slow, the implementation of our expansion strategy, particularly in light of our ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that we receive as a result of our efforts to develop international business in the short term.

Inventory

The customizable nature of most of our projects makes it difficult for us to maintain usable stock of finished or semifinished products. As a result, our inventory consists mostly of raw materials that we can use across a variety of products regardless of customer or application. These raw materials include glass stocks, LEDs, aluminum extrusion, resins, adhesives, drivers, flexible printed circuit boards (FPCB) and spacer tape, among other items.

As our product portfolio develops and extends further into shorter sales cycle product lines, typically requiring less customization, we believe we will be able to hold an inventory of regularly requested, smaller-scale products. In addition, we may in the future hold an inventory of lower priced, standard size panels for certain smaller-scale architectural applications. Our hand rails, G-Wall and G-Tainer products all have potential to be offered “off the shelf” and thus kept as inventory items.

Our ability to fulfill orders in a timely manner regardless of their size and broad customization needs is dependent on the maintenance of a large enough reserve of raw materials in our inventory. This needs to be carefully controlled taking into account a variety of factors including expected order time, shelf life and production capacity.

Sales Commissions

We rely on a trained sales force to sell G-Glass. Sales commissions vary per operational region and are dependent on the type of compensation and incentive package agreed upon with our sales agents. Commissions can vary widely from a fully commission-based model to a mostly fixed salary model with a 1% to 15% commission based on either revenue or profit. Our implementation of commission structures best suited to each operational region is critical and requires local knowledge and good judgement. To empower local management to design appropriate commission structures, while retaining central oversight and preventing unnecessarily large commissions, we give local sales management discretion to implement an appropriate structure within the parameters of agreed human resource budgets and company policies.

Ability to Obtain Competitively Priced Raw Materials and Components

Although some of the raw materials we use to produce G-Glass are manufactured through proprietary processes, we source all of our raw materials from third-party providers. These providers include global suppliers with local distribution, global suppliers that ship internationally and local suppliers. We rely on these suppliers to deliver our raw materials on time, to specification and at acceptable prices. If our suppliers are unable or unwilling to continue to supply our raw materials at requested quality, quantity, performance and costs, or in a timely manner, our business and reputation could be seriously harmed. Our inability to procure raw materials from other suppliers at the desired quality, quantity, performance and cost might result in unforeseen manufacturing and operations problems. To mitigate these risks, we attempt to maintain more than one supplier of every type of raw material. Obtaining suitable raw materials and components to meet our operational requirements also requires us to have sufficient working capital to pay our suppliers for those inputs. Our ongoing capital constraints have impaired, and are expected to continue to impair, our ability to acquire suitable raw materials and components in sufficient quantities to meet our operational requirements, which we expect will delay our ability to meet our obligations under certain contracts, which will delay revenue.

As our operations scale, we expect that we will have an increasing ability to negotiate the pricing of raw materials and take advantage of significant volume discounts from many of our suppliers. It is our policy to obtain competing quotes from our suppliers of raw materials and regularly assess both suppliers and raw material costs in order to maintain low fixed costs at the highest quality for our products.

The Construction Industry’s Adoption of our G-Glass Technology

G-Glass is a unique architectural media product as it provides construction grade durability, media functionality and full transparency. With our product portfolio, installed base, range of certifications and ability to provide highly customized solutions at high volumes, we believe GLAAM is the clear market leader. As we complete more scaled projects and integrate more sophisticated applications and media into our G-Glass technology, we believe we will become the de facto industry standard. We believe that this will lead to widespread adoption of our technology within the construction, real estate, and property markets.

Regulations of DOOH Media, IT, Vertical Real Estate and Large Format Wallscape

We are subject to many complex, uncertain and overlapping laws, ordinances, rules and regulations concerning zoning, building design and fire, safety, hurricane, earthquake and flood regulations, construction and advertising in the various markets where we operate. These laws and regulations will likely have evolving interpretations and applications, and it can often be difficult to predict how these might be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

In addition, we will progressively be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our clients and all of the users in the information chain. Our current product implementations do not have access to or collect personal information because we sell our products to be installed in buildings or other public areas that are owned and operated by our customers who in turn may use our products for one-directional, mass advertising. In the future, we may develop architectural applications that cause us or our customers to collect and store personal information. This will require us to evaluate and update our compliance models to ensure that we are complying with applicable restrictions.

COVID-19 Impacts

The outbreak of COVID-19 that grew into a global pandemic was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Korea and the United States. Beginning March 2020, the COVID-19 pandemic had a material impact on the global economy.

It had a material impact on our financial position and performance that we are still contending with including, but not limited to;

•	The cancellation or postponement of many construction projects leading to a fall in demand for G-Glass across all markets.

•	Impact on our industry partners resulting in them being unwilling or unable to invest in new technologies or work with us on new projects

•

Federal, state and local regulations imposed as a result of COVID 19 impacted our ability to operate as a business due to stay-at-home orders and other restrictions, including the suspension of operations at our manufacturing facility in Tianjin, China.

•	Inventory obsolescence caused by the fall in production leading to materials aging past their use-by dates; and

•

Disruption of global supply chains which led to issues with both obtaining materials and transporting our products. In particular, the supply chain disruptions caused delays in the procurement of certain key raw materials. For example, prior to the global production and logistical issues caused by the COVID-19 pandemic, an order of a custom IC chip would typically take approximately two months to be delivered, whereas it now takes approximately six months to be delivered. To compensate, we now maintain three times more inventory stock of custom IC chips than we did before to ensure optimal operation. However, because IC chips comprise less than 10% of our overall material cost, these delays have not had a significant impact on our results of operations or capital resources. In addition, the supply chain disruptions have also led to increases in the costs of certain raw materials. For example, the prices of cover glass, FTO glass, driver and IC chips increased approximately 131%, 16%, 22% and 30%, respectively, between February 2021 and October 2022. However, although the cost of certain raw materials have significantly increased since the global production and logistical issues caused by the COVID-19 pandemic, our aggregate blended raw material cost only increased by approximately 13.3% for the period from February 2021 through December 2022. In addition, our increased volume discounts and improvements in manufacturing efficiency have partially offset the increases in raw material costs. Once material costs, labor costs and other expenses are factored in, blended production costs have increased by approximately 7.5% for the period from February 2021 through December 2022. Further, since the costs of raw materials comprise a relatively small portion of our overall production costs, and these costs are further minimized in the blended production costs, our production margin per square foot only decreased 2.7% between the years ended December 31, 2021 and December 31, 2022. As such, supply chain disruptions alone did not have a significant impact on our results of operations or capital resources.

As a result of the aggregate impacts of the COVID-19 pandemic on our financial position and performance, we decided to reassess the significant accounting estimates and assumptions applied in the preparation of our consolidated financial statements. Accordingly, we decided to write off certain balances of other receivables of G-SMATT Tech. As of June 30, 2023, December 31, 2022 and 2021, we wrote off $0, $0 and $156,668, respectively.

As a result of reduced revenues related to the COVID-19 pandemic, beginning in November 2020, GLAAM was unable to pay outstanding principal and interest in the amount of ~~W~~12,748,749,522 due on a loan from the Korean Development Bank secured by GLAAM’s office building and Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of GLAAM’s Korean manufacturing facility. On May 28, 2021, the Korean Development Bank reclassified the loan as non-performing and transferred the loan and its rights thereunder to an asset securitization firm, UAMCO., Ltd. (“UAMCO”). UAMCO executed on the lien over the collateral and initiated an auction process. On September 26, 2022, Powergen Co., Limited (“Powergen”), an IT consulting company that is majority-owned by Jeong-Kyu Lee, Mr. Ho-Joon Lee’s brother, purchased the collateral, GLAAM’s office building and Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of GLAAM’s Korean manufacturing facility, at auction for an aggregate amount of ~~W~~7,800,000,000 from UAMCO. On December 21, 2022, GLAAM entered into an asset purchase and sale agreement with Powergen, pursuant to which GLAAM repurchased from Powergen GLAAM’s manufacturing equipment inside of its Korean manufacturing facility for ~~W~~1,509,653,642 (the “Powergen Equipment Purchase Agreement”). On December 22, 2022, GLAAM entered into an asset purchase and sale agreement with Powergen Co, pursuant to which GLAAM repurchased from Powergen GLAAM’s office building and Korean manufacturing facility, the land thereunder for ~~W~~6,618,317,849 (the “Powergen Manufacturing Facility and Land Purchase Agreement,” and, together with the Powergen Equipment Purchase Agreement, the “Powergen Purchase Agreements”). The transfer of GLAAM’s assets from Powergen to GLAAM pursuant to the Powergen Purchase Agreements was completed on December 29, 2022.

Also due to GLAAM’s reduced revenues related to the COVID-19 pandemic, GLAAM has been unable to repay and is overdue on, certain related party and other loans. Please see Item 7(B) of this Report for related party transactions.

Brillshow, our minority owned subsidiary in China, has been closed since March 2020 in compliance with Chinese laws and regulations related to the COVID-19 pandemic. As a consequence, we did not recognize any material revenues or income, nor incur any material costs or liabilities, from Brillshow during the six months ended June 30, 2023 and 2022 or the years ended December 31, 2021 and 2022. See risk factors associated with the Company and GLAAM described in the Form F-4 under the heading “Risk Factors—Risk Related to Our Industry and Company—Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic,” which information is incorporated herein by reference.

Foreign Exchange Gains and Losses

As an increasingly international company with a global customer base and South Korean operations, we are exposed to fluctuations in foreign exchange rates.

While most of our revenue is generated in Korean Won, our operating revenues from our foreign operations during the six months ended June 30, 2023 and June 30, 2022 and the years ended December 31, 2022 and December 31, 2021, amounted to 3.4%, 0.6%, 17.4% and 11.0% of our total revenue, respectively, and foreign-currency denominated revenues accounted for 19.3%, 60.1%, 49.6% and 20.9% of our total operating revenue for the six months ended June 30, 2023 and June 30, 2022 and the years ended December 31, 2022 and December 31, 2021, respectively.

The majority of our operating costs are denominated in or indexed to Korean Won, constituting 83.6%, 95.6%, 86.2% and 82.6% of our total operating costs for the six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, respectively. Our key U.S. dollar-denominated operating costs relate to operations of our U.S. subsidiary and include facilities, manpower, marketing, plant and material costs.

Our reporting currency is the U.S. dollar (USD) and our functional currency is the Korean Won (KRW). As our international operations expand and our revenues grow, we will increasingly be subject to potential foreign exchange rate gains and losses. We intend to manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. To date, our foreign exchange risk exposure results primarily from the impact of changes in the Korean Won – U.S. dollar exchange rate on our Korean Won transactions. See risk factors associated with the Company and GLAAM described in the Form F-4 under the heading “Risk Factors—Risk Related to Our Industry and Company—Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues,” which information is incorporated herein by reference.

Our Corporate Structure

The following table lists our associates or entities over which we have influence but do not possess control or joint control.

Associate	Jurisdiction of Formation	Percent Owned
Brillshow Limited	China	33.00%
G-SMATT Japan	Japan	40.16	%*
G-SMATT Hong Kong	Hong Kong	27.40	%*

(*)	Including the shares of G-Frame Co., Ltd. which is 100% owned by GLAAM.

Our corporate structure is comprised of the following consolidated subsidiaries that are either wholly owned or majority-owned.

Entity	Jurisdiction of Formation	Percent Owned
G-Frame Co., Ltd.	Korea	100.00%
G-SMATT Europe**	United Kingdom	76.55%
G-SMATT America***	United States	54.63%*
G-SMATT Tech	China	100.00%

(*)	Including the shares of G-Frame Co., Ltd. which is 100% owned by GLAAM.

(**)

On November 30, 2022, G-SMATT Europe acquired 100% ownership of Inflectix Limited (“Inflectix”) as a wholly owned subsidiary for USD 301,654. Inflectix was incorporated on July 11, 2018, by Orhan Ertughrul, G-SMATT Europe’s chief executive officer. It is located in Gloucestershire, United Kingdom and provides high level technical expertise service in biotechnology investment consulting field.

(***)

In 2022, certain minority shareholders of G-SMATT America Co., Ltd (an equity method associate located in CA, USA) sold all their shares, a total of 1,470,116 shares, to the Company. As a result, the Company’s ownership in G-SMATT America Co., Ltd. increased by 12.00% from 42.63% to 54.63% and became the major shareholder. G-SMATT America Co., Ltd. is subject to consolidation from the date of the majority ownership change in July 1, 2022.

Components of Results of Operations

Revenues

GLAAM generates revenue primarily from the sale and installation of architectural media glass. Our product revenue is recognized when a customer obtains control over GLAAM’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer. The point at which we recognize revenue can be highly variable and tends to be determined on a project-by-project basis. Factors affecting revenue recognition include: size of project; location of project; whether a third party is used for all or part of the installation; commercial conditions surrounding the contract; length of time of install (revenue may be recognized at predetermined points during the project). Payment terms vary widely from project to project, but we typically expect an initial payment of 30% to 50% of the total project value upon signing, with the balance of payment due upon completion of the project.

Cost of Sales

Cost of sales includes cost of goods sold, commissions, administrative and marketing costs and installation, transportation, raw materials, installation, utility, maintenance, depreciation of machinery and labor costs related to manufacturing costs.

Selling and administrative expenses

Selling and administrative expenses consist primarily of bad debt expenses, commissions, salaries, amortization, ordinary research and development expenses, employee share compensation cost, taxes and dues, employee benefits, severance benefits, travel expenses, transportation, sundry allowances, rent, marketing, advertisement expenses and electricity.

Finance income

Finance income comprises interest income on funds invested (including debt instruments measured at Fair Value Through Other Comprehensive Income (“FVOCI”), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at Fair Value Through Profit or Loss (“FVTPL”). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

We have no substantial finance income and do not manage any debt instruments.

Finance costs

GLAAM had a blended interest rate (all financial costs divided by total debt) of 3.93%, 0.46%, 4.9% and 6.4% for the six months ended June 30, 2023 and June 30, 2022 and the years ended December 31, 2022 and December 31, 2021, respectively. New debts were incurred due to the impact of the COVID-19 pandemic, however, this was partly offset by a large scale debt-to-equity conversion in 2021 and 2022.

Due to ongoing capital constraints, Captivision was unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of service providers to the Company, GLAAM and JGGC entered into Deferral Agreements to defer Deferred Amounts until a future date when sufficient funds may become available t to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provide that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date. As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective fee deferral agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of a Captivision share for the 20 consecutive trading day period occurring prior to the applicable election date. The timing, frequency, and the price at which Captivision issues Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity.

Other income

Other income consists of miscellaneous income, loss from equity method investment and income from disposal of related companies.

Other expenses

Other expenses consist of loss from disposal of investment in subsidiaries, other allowance for other receivables and prepayments, loss from inventory impairment, miscellaneous loss, loss from equity method investment and impairment loss from intangible assets.

Corporate income tax benefit

Corporate income tax benefit consists of corporate tax paid, changes in deferred tax due to temporary differences, corporate tax benefit directly reflected in capital and other (which primarily consists of our tax refund).

Results of Operations

Comparison of the six months ended June 30, 2023 and June 30, 2022

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report. The following table sets forth our consolidated results of operations for the periods shown:

	For the Six Months Ended June 30,
	2023	2022

	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	12,562,180	13,406,333
Cost of sales	6,327,732	6,878,593

Gross profit	6,234,448	6,527,740
Selling and administrative expenses	4,981,094	4,250,957

	For the Six Months Ended June 30,
	2023	2022

	(in U.S.$ unless otherwise indicated)
Operating profit	1,253,354	2,276,783
Finance income	193,076	432,315
Finance costs	885,210	229,374
Other income	18,851	147,464
Other expenses	107,739	847,413

Profit before tax	472,332	1,779,775
Corporate income tax expense(benefit)	20,081	(254,522)

Net profit for the year	452,251	2,034,297

Owners of the parent	920,543	2,091,513
Non-controlling interests	(468,292)	(57,216)
Other Comprehensive Loss	(462,328)	(34,802)
Items that may not be reclassified to profit or loss
Re-evaulation of defined benefit plan
Stock option
(negative) Changes in retained earnings due to equity method
Items that may be subsequently reclassified to profit or loss	(462,328)	(34,802)
Loss on valuation of other financial assets
Changes in equity from equity method
Exchange difference on translating foreign operations	(462,328)	(34,802)

Total Comprehensive Income(Loss)	(10,077)	1,999,495

Revenue

Our revenue decreased by 6.3% to $12,562,180 for the six months ended June 30, 2023, compared to $13,406,333 for the six months ended June 30, 2022, mainly due to the impact of foreign exchange rate movement. The average foreign exchange rate from USD to KRW was increased by 5.1% from KRW 1,233 during the six months ended June 30, 2022, to KRW 1,296 during the six months ended June 30, 2023. Our revenue for both periods were relatively similar when compared in KRW, presenting KRW 16,279,026,192 for the six months ended June 30, 2023, compared to KRW 16,536,396,525 for the six months ended June 30, 2022.

Cost of sales

Our cost of goods sold decreased by 8.0% to $6,327,732 for the six months ended June 30, 2023, compared to $6,878,593 for the six months ended June 30, 2022, mainly due to the foreign exchange rate impact as mentioned above and a slight decrease in revenue for the six months ended June 30, 2023.

For the six months ended June 30, 2023, our cost of sales consisted primarily of labor cost of $1.00 million, outsourced cost of $0.38 million, cost of inventory movement of $3.54 million and others $1.40 million.

For the six months ended June 30, 2022, our cost of sales consisted primarily of labor cost of $0.87 million, outsourced cost of $1.91 million, cost of inventory movement of $2.32 million and others $1.78 million.

Gross profit/(loss)

Gross profit/(loss) decreased by 4.5% to $6,234,448 for the six months ended June 30, 2023 compared to $6,527,740 for the six months ended June 30, 2022, mainly due to the foreign exchange rate impact as mentioned above. Gross profit for both periods were relatively similar when compared in KRW, presenting KRW 8,079,071,014 for six months ended June 30, 2023 and KRW 8,051,814,062 for six months ended June 30, 2022.

Selling and administrative expenses -

Our selling and administrative expenses increased by 17.2% to $4,981,094 for the six months ended June 30, 2023, compared to $4,250,957 for the six months ended June 30, 2022. This increase was primarily caused by increases in rent, commission, and amortization expense by $142,657, $269,256, and $372,444, respectively, mainly driven by the consolidation of G-SMATT America for the six months ended June 30, 2023, but not for the six months ended June 30, 2022. On July 1, 2022, the Company’s ownership in G-SMATT America Co., Ltd increased by 12% from 42.63% to 54.63% and G-SMATT America has been subject to consolidation from the date of the majority ownership change in July 1, 2022.

For the six months ended June 30, 2023, our selling and administrative expenses consisted primarily of commission of $1,158,977, salaries of $1,141,405, employee share compensation cost of $411,384, amortization of $877,499 and depreciation of $147,364.

For the six months ended June 30, 2022, our selling and administrative expenses consisted primarily of salaries of $1,077,633,, commission of $889,721, amortization of $505,055, ordinary research and development expenses of $166,635, depreciation of $219,667 and bad debt expense of $50,630.

Operating profit

Our operating profit decreased by 44.9% to $1,253,354 for the six months ended June 30, 2023, compared to operating profit of $2,276,783 for the six months ended June 30, 2022. The decrease was primarily caused by a significant increase in selling and administrative expense. Selling and administrative expense increased by $730,197 to $5.0 million for the six months ended June 30, 2023 from $4.3 milllion for the six months ended June 30, 2022. As a result, operating profit as a percentage of revenue decreased to 10% for the six months ended June 30, 2023 from 17% for the six months ended June 30, 2022.

Finance income

Our finance income decreased by 55.3% to $193,076 for the six months ended June 30, 2023, compared to $432,315 for the six months ended June 30, 2022, mainly because there was no recognition of gain from discharge of indebtedness for the six months ended June 30, 2023. During the six months ended June 30, 2022, there was a gain from discharge of indebtedness recognized from conversion of convertible bonds to equity which occurred in 2022. Additionally, there was a decrease by $31,991 and $69,825 in gain from foreign currency translation and gain from foreign exchange translation, respectively, due to the increase in average foreign exchange rate from KRW 1,233 in the six months ended June 30, 2022 to KRW 1,296 in the six months ended June 30, 2023.

For the six months ended June 30, 2023, our finance income consisted primarily of gain from foreign exchange translation of $156,232, gain foreign currency translation of $21,918, and interest income of $14,926.

For the six months ended June 30, 2022, our finance income consisted primarily of gain from foreign exchange translation of $226,057, gain from discharge of indebtedness of $91,879, interest income of $60,470 and gain from foreign currency translation of $53,909.

Finance costs

Our finance costs increased by 285.9% to $885,210 for the six months ended June 30, 2023, compared to $229,374 for the six months ended June 30, 2022, mainly due to a significant increase in interest expense of $745,406. The interest rate related to the borrowings was increased from 0.46% during the six months ended June 30, 2022 to 3.93% during the six months ended June 30, 2023.

For the six months ended June 30, 2023, our finance costs consisted primarily of interest expense of $839,956, loss from foreign exchange translation of $42,581, and loss from foreign currency translation of $2,673.

For the six months ended June 30, 2022, our finance costs consisted of interest expense of $94,550, loss from foreign exchange translation of $73,151 and loss from foreign currency translation of $61,673.

Other income

Our other income decreased by 87.2% to $18,851 for the six months ended June 30, 2023, compared to $147,464 for the six months ended June 30, 2022, mainly due to the decrease in miscellaneous income by $134,244.

For the six months ended June 30, 2023, our other income consisted of $11,293 miscellaneous income resulting from the disposal of scrap materials, gain from equity method of $6,634, dividend income of $833 and income from disposal of tangible assets of $91.

For the six months ended June 30, 2022, other income consisted of miscellaneous income of $145,537 and dividend income of $1,927.

Other expenses

Our other expenses decreased significantly by 87.3% to $107,739 for the six months ended June 30, 2023, compared to $847,413 for the six months ended June 30, 2022, mainly due to the absense of any loss from equity method investment for the six months ended June 30, 2023 and a decrease in miscellaneous loss by $134,947.

For the six months ended June 30, 2023, other expenses consisted of $69,927 miscellaneous loss related to compensation for claims and donation of $37,812.

For the six months ended June 30, 2022, our other expenses consisted of loss from equity method investment of $594,865, miscellaneous loss of $240,874 resulting from the compensation for claims, and other allowance for other receivables and prepayments of $11,674.

Profit/ loss before tax

Our profit before tax decreased by 73.5% to $472,332 for the six months ended June 30, 2023, compared to loss before tax of $1,779,775 for the six months ended June 30, 2022, mainly due to decrease in gross profit by $293,292 and an increase in SG&A expenses by $730,137 as compared to the six months ended June 30, 2022. In addition, the net decrease of $284,014 from non-operating profit and loss also contributed to the decrease in profit before tax.

Corporate income tax expense (benefit)

Our corporate income tax expense (benefit) increased by 1,267.5% to $20,081 for the six months ended June 30, 2023, compared to $(254,522) for the six months ended June 30, 2022, mainly due to a decrease in corporate tax benefit by $251,487 and an increase in changes in deferred tax assets due to temporary differences of $23,116 .

For the six months ended June 30, 2023, our corporate income tax expense consisted of changes in deferred tax assets due to temporary differences of $23,116 and corporate tax benefit of $(3,035).

For the six months ended June 30, 2022, our corporate income tax benefit consisted primarily of corporate tax benefit of $(254,222).

Net profit/ loss for the year

Our net profit decreased by 77.8% to $452,251 for the six months ended June 30, 2023, compared to $2,034,297 for the six months ended June 30, 2022, mainly due to the decrease in operating profit by $1,023,429 and the increase in non-operating loss by $284,014. Furthermore, reaching profitability causes us to incur a corporate tax expense, resulting in a corresponding increase in corporate taxes of $274,603. This tax expense reduced net profit $274,603.

Comparison of years ended December 31, 2022 and December 31, 2021

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report. The following table sets forth our consolidated results of operations for the periods shown:

	For the Year Ended December 31,
	2022	2021

	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	20,191,935	9,415,119
Cost of sales	13,910,570	10,535,322

Gross profit/(loss)	6,281,365	(1,120,203)
Selling and administrative expenses	8,827,619	26,363,795

	For the Year Ended December 31,
	2022	2021

	(in U.S.$ unless otherwise indicated)
Operating loss	(2,546,254)	(27,483,998)
Finance income	4,233,034	4,116,259
Finance costs	1,120,831	1,996,436
Other income	5,199,803	589,255
Other expenses	15,169,616	39,211,769

Loss before tax	(9,403,864)	(63,986,689)
Corporate income tax benefit	(1,511,696)	(3,599,507)

Net loss for the year	(7,892,168)	(60,387,182)

Owners of the parent	(5,892,144)	(60,114,590)
Non-controlling interests	(2,000,024)	(272,592)
Other Comprehensive Income	594,288	3,356,068
Items that may not be reclassified to profit or loss	325,344	135,471
Re-evaulation of defined benefit plan	(362,544)	—
Stock option	687,888	277,638
(negative) Changes in retained earnings due to equity method		(142,167)
Items that may be subsequently reclassified to profit or loss	268,944	3,220,597
Loss on valuation of other financial assets		(7,946)
Changes in equity from equity method	(360,339)	1,901,262
Exchange difference on translating foreign operations	629,283	1,327,281

Total Comprehensive Loss	(7,297,880)	(57,031,114)

Revenue

Our revenue increased by 114.4% to $20,191,935 for the year ended December 31, 2022, compared to $9,415,119 for the year ended December 31, 2021, mainly due to increased new sales in Qatar by $6,493,332 and the impact of G-SMATT America sales of $3,271,530 recognized by GLAAM on a consolidated basis because, following the acquisition of additional shares of G-SMATT America in July 2022, GLAAM is the majority owner of G-SMATT America.

Cost of sales

Our cost of goods sold increased by 32.0% to $13,910,570 for the year ended December 31, 2022, compared to $10,535,322 for the year ended December 31, 2021, mainly due to increased cost of inventory movement of $4.08 million which is driven by increased new sales from Qatar and G-SMATT America, including the impact of G-SMATT America becoming a consolidated subsidiary.

For the year ended December 31, 2022, our cost of sales consisted primarily of labor cost of $1.77 million, outsourced cost of $3.28 million, cost of inventory movement of $6.48 million and others $2.39 million.

For the year ended December 31, 2021, our cost of sales consisted primarily of labor cost of $1.64 million, outsourced cost of $2.70 million, cost of inventory movement of $2.40 million and others $3.79 million.

Gross profit/(loss)

Gross profit/(loss) increased by 660.3% to $6,281,365 for the year ended December 31, 2022 compared to $(1,120,203) for the year ended December 31, 2021, mainly due to increased new sales in Qatar by $6,493,332 and G-SMATT America sales by $3,271,530, including the impact of G-SMATT America becoming a consolidated subsidiary, as well as the continued recovery from the effects of COVID-19. According to management, fixed cost for the covered periods was $4.0~$4.3 million and variable cost was approximately 50.0%~55.0% of gross sales. Gross profit was negative for the year ended December 31, 2021, as sales were negatively impacted by COVID-19. For the year ended December 31, 2022, gross profit became positive due to revenue growth that exceeded the growth in costs of goods sold.

Selling and administrative expenses

Our selling and administrative expenses decreased by 66.5% to $8,827,619 for the year ended December 31, 2022, compared to $26,363,795 for the year ended December 31, 2021. This decrease was primarily caused by the $15,540,242 reduction in bad debt expense as compared to 2021 which resulted due to additional provision that was recognized for overdue balance of accounts receivable that were identified and written off in connection with the preparation of 2021 financial statements in accordance with PCAOB standards.

For the year ended December 31, 2022, our selling and administrative expenses consisted primarily of salaries of $2,124,171, commission of $1,842,175, employee share compensation cost of $687,888, depreciation of $411,596, and amortization of $1,412,799.

For the year ended December 31, 2021, our selling and administrative expenses consisted primarily of bad debt expense of $15,586,247, commission of $3,706,658, salaries of $2,712,236, amortization of $1,046,403, ordinary research and development expenses of $927,206 and depreciation of $479,139. Selling and administrative expenses were higher than management believes is usual for the year ended December 31, 2021 due to the significant one-time bad debt expenses of $13,260,125 related to uncertain accounts receivable and bad inventory caused by reduced construction activity due to the COVID-19 pandemic.

Operating loss

Our operating loss decreased by 90.5% to $(2,546,254) for the year ended December 31, 2022, compared to operating loss of $(27,483,998) for the year ended December 31, 2021. The decrease was primarily caused by the turnaround in gross profit achieved for the year ended December 31, 2022, from increased new sales in Qatar by $6,493,332 and G-SMATT America sales by $3,271,530, including the impact of G-SMATT America becoming a consolidated subsidiary, the continued recovery from the effects of COVID-19, as well as the $15,540,242 (99.7%) reduction in bad debt expense as compared to 2021.

Finance income

Our finance income increased by 2.8% to $4,233,034 for the year ended December 31, 2022, compared to $4,116,259 for the year ended December 31, 2021, mainly due to an increase in the gain from discharge of indebtedness.

For the year ended December 31, 2022, our finance income consisted primarily of gain from discharge of indebtedness of $4,079,520, gain from foreign exchange translation of $74,596, and interest income of $39,966.

For the year ended December 31, 2021, our finance income consisted primarily of gain from discharge of indebtedness of $3,694,237, interest income of $202,432, gain from foreign exchange translation of $110,252, gain from disposal of non-current financial assets of $75,821 and gain from foreign currency translation of $33,517.

Finance costs

Our finance costs decreased by 43.8% to $1,120,831 for the year ended December 31, 2022, compared to $1,996,436 for the year ended December 31, 2021, mainly due to a 51.0% decrease in interest expense from $1,876,001 for the year ended December 31, 2021 to $919,446 for the year ended December 31, 2022. Our average indebtedness in the year ended December 31, 2022 was $18.6 million with a blended interest rate of 4.9%. Our average indebtedness in the year ended December 31, 2021 was $29.2 million with a blended interest level of 6.4%.

For the year ended December 31, 2022, our finance costs consisted primarily of interest expense of $919,446, loss from foreign exchange translation of $133,181, and loss from foreign currency translation of $68,204.

For the year ended December 31, 2021, our finance costs consisted of interest expense of $1,876,001, loss from foreign exchange translation of $78,570 and loss from foreign currency translation of $41,865.

Other income

Our other income increased by 782.4% to $5,199,803 for the year ended December 31, 2022, compared to $589,255 for the year ended December 31, 2021, mainly due to $5,144,961 miscellaneous income from recognition of gain from goods returned from previous year’s sales.

For the year ended December 31, 2022, our other income consisted of miscellaneous (including recognition of gain from goods returned from previous year’s sales) of $5,197,964 and dividend income of $1,839.

For the year ended December 31, 2021, other income consisted of miscellaneous income of $753,200, income from disposal of tangible assets of $7,202 and loss from equity method investment of $(171,147).

Other expenses

Our other expenses decreased significantly by 61.3% to $15,169,616 for the year ended December 31, 2022, compared to $39,211,769 for the year ended December 31, 2021, mainly due to a decrease in loss from disposal of investment in subsidiaries, and other allowance for other receivables and prepayments.

For the year ended December 31, 2022, other expenses consisted of loss from inventory impairment of $5,645,992, impairment loss from intangible assets of $3,902,589, and loss from disposal of tangible assets of $3,246,343.

For the year ended December 31, 2021, our other expenses consisted of loss from disposal of investment in subsidiaries of $13,318,419, other allowance for other receivables and prepayments of $10,127,381, loss from inventory impairment of $8,415,311, miscellaneous loss of $5,267,980 (related to loss due to join guarantees provided for subsidiaries), loss from equity method investment of $1,518,115 and impairment loss from intangible assets of $564,563.

Loss before tax

Our loss before tax decreased by 85.3% to $(9,403,864) for the year ended December 31, 2022, compared to loss before tax of $(63,986,689) for the year ended December 31, 2021, mainly due to decreased operating loss by $24,937,744, resulting from increase in gross profit by $7,401,568 and decrease in SG&A expense by $17,536,176 as compared to the year ended December 31, 2021. In addition the net increase of $29,645,081 from non-operating income and expenses also contributed to the decrease in loss before tax.

Corporate income tax expense (benefit)

Our corporate income tax expense (benefit) decreased by 58.0% to $(1,511,696) for the year ended December 31, 2022, compared to $(3,599,507) for the year ended December 31, 2021, mainly due to the Company’s and G-SMATT Europe’s aggregate income tax refunds.

For the year ended December 31, 2022, our corporate income tax benefit consisted of changes in deferred tax assets due to temporary differences of $(1,031,269), other expenses (including the Company’s and G-SMATT Europe’s aggregate income tax refunds) of $(651,645), and corporate tax expense directly reflected in capital of $171,218.

For the year ended December 31, 2021, our corporate income tax expense (benefit) consisted primarily of other expenses (including the Company’s income tax refund) of $(2,188,690), changes in deferred tax due to temporary differences of $(1,356,048), corporate tax expense directly reflected in capital of $(81,867) and corporate tax paid of $27,098.

Net loss for the year

Our net loss decreased by 86.9% to $(7,892,168) for the year ended December 31, 2022, compared to $(60,387,182) for the year ended December 31, 2021, mainly due to the achievement in gross profit turnaround and decrease in operating loss and non-operating loss by $24,937,744 and $29,645,081, respectively, contributed to overall decrease in net loss for the year ended December 31, 2022.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily with operating cash flow, equity, debt, and mezzanine financing.

On a consolidated basis, GLAAM incurred an operating profit of $1,253,354 and a net loss of $(10,077) for the six months ended June 30, 2023. As of June 30, 2023, GLAAM’s current liabilities exceeded its current assets by $13,621,220 and GLAAM had a retained deficit of $(61,429,967). Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations over the long term. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. As of June 30, 2023 and 2022, we had cash and cash equivalents of approximately $73,625 and $170,725, respectively. During the six months ended June 30, 2023 the main source of cash was borrowings from financing activities, which generated $6,701,451.

Captivision and GLAAM We believe our operating cash flow, short term financing capabilities, and our existing cash and cash equivalents will not be sufficient to fund our operations for at least 12 months from the date of this Report. To continue operations, Captivision and/or GLAAM will need to raise capital through equity, debt or mezzanine financing. Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect Captivision’s and GLAAM’s ability to conduct day-to-dayoperations. In addition, neither Captivision, nor GLAAM, can guarantee that future financing will be available in sufficient amounts or on terms acceptable, if at all. GLAAM has faced, and continues to face, significant ongoing capital constraints in 2023 which have prevented it from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of our existing pipeline into revenue. Further, circumstances may cause GLAAM to consume capital significantly faster than we currently anticipate, and it may need to spend more money than currently expected because of circumstances beyond its control. Moreover, GLAAM and its industry partners may experience delays in the production of commercial quantities of products, in a manner that is cost-effective and at suitable quality levels, which would postpone GLAAM’s, and therefore Captivision’s, ability to generate revenue associated with the sale of such products. To raise additional funds to fund our operations and pay our obligations as they come due over the next 12 months and for the implementation of our expansion strategy the Company may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of Captivision’s capital stock and dilution to Captivision’s shareholders. Alternatively, Captivision may incur debt or issue other debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on Captivision’s and our ability to incur additional debt, limitations on Captivision’s and our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct Captivision’s and our business. If we and Captivision continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we and Captivision are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

In the year ended December 31, 2021, due to the COVID-19 pandemic, our sales declined significantly to $9,415,119 and our cash flows from operations were severely affected. In addition, the ongoing effects of the COVID-19 pandemic disrupted our supply chain for certain components during 2022, which resulted in increased prices for significant commodities, such as glass, semiconductors and aluminum as well as increased shipping and warehousing costs. As a result, we had to finance most of our capital requirements through short-term debt. During this time, our indebtedness increased significantly to $54 million in December 31, 2020, and peaked at $57 million in November 2021. Over this time period, our debt-to-equity ratio increased from 348% to (459)% . As GLAAM’S aggregate indebtedness and debt-to-equity ratio increased, and uncertainty of the impacts of the COVID-19 pandemic persisted, it became more difficult for GLAAM to secure additional financing. To improve GLAAM’s balance sheet, GLAAM negotiated for the conversion of an aggregate of $28.5 million of debt to be converted into an aggregate of 6,777,593 GLAAM Common Shares, which resulted in significant balance sheet improvement and a reduction of GLAAM’s debt-to-equity ratio to (238)% as of December 31, 2021.

Although global economic conditions remained difficult in the year ended December 31, 2022, revenues remained relatively stable. In addition, GLAAM was successful in converting an additional $19.6 million of debt into an aggregate of 4,947,447 GLAAM Common Shares. As a result, GLAAM’s debt-to-equity ratio was reduced to 685% as of December 31, 2022.

As a result of reduced revenues related to the COVID-19 pandemic, beginning in November 2020, GLAAM was unable to pay outstanding principal and interest in the amount of ~~W~~12,748,749,522 due on a loan from the Korean Development Bank secured by GLAAM’s office building and Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of GLAAM’s Korean manufacturing facility. On May 28, 2021, the Korean Development Bank reclassified the loan as non-performing and transferred the loan and its rights thereunder to an asset securitization firm, UAMCO. UAMCO executed on the lien over the collateral and initiated an auction process. On September 26, 2022, Powergen, an IT consulting company that is majority-owned by Jeong-Kyu Lee, Mr. Ho-Joon Lee’s brother, purchased the collateral, GLAAM’s office building and Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of GLAAM’s Korean manufacturing facility, at auction for an aggregate amount of ~~W~~7,800,000,000 from UAMCO. On December 21, 2022, GLAAM entered into the Powergen Equipment Purchase Agreement, an asset purchase and sale agreement with Powergen, pursuant to which GLAAM repurchased from Powergen GLAAM’s manufacturing equipment inside of its Korean manufacturing facility for ~~W~~1,509,653,642. On December 22, 2022, GLAAM entered into the Powergen Manufacturing Facility and Land Purchase Agreement, an asset purchase and sale agreement with Powergen Co, pursuant to which GLAAM repurchased from Powergen GLAAM’s office building and Korean manufacturing facility, the land thereunder for ~~W~~6,618,317,849. The transfer of GLAAM’s assets from Powergen to GLAAM pursuant to the Powergen Purchase Agreements was completed on December 29, 2022.

Also due to GLAAM’s reduced revenues related to the COVID-19 pandemic, GLAAM has been unable to repay and is overdue on, certain related party loans. Please see the information described in the Form F-4 under the heading “Certain GLAAM and New PubCo Relationships and Related Party Transactions—GLAAM—Related Party Financings”, which information is incorporated herein by reference.

Subsequent to December 31, 2022, GLAAM and Houngki Kim, GLAAM’s co-founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to GLAAM in an amount of KRW2,000,000,000, with interest accruing at an annual rate of 5% and with a maturity date of December 31, 2023. As of June 30, 2023, an aggregate of KRW875,469,112 was outstanding under the credit agreement.

On March 23, 2023, the Company issued the CB to Charm Savings Bank in an aggregate principal amount of KRW2.5 billion, with interest accruing at an annual rate of 10% and maturing on March 23, 2024. Charm Savings Bank may exercise its conversion right, subject to converting 100% of the amount of the CB into Class A Ordinary Shares. The CB is partially guaranteed by GLAAM stock held by BioX, a related party of GLAAM. On August 21, 2023, Charm Savings Bank transferred the CB to Blooming Innovation Co. Ltd.

On April 27, 2023, the Company entered into a loan agreement with Kyung Sook Kim for an aggregate principal amount of KRW1,500,000,000, with interest accruing at the rate of 3% per month and maturing on October 26, 2023. On May 26, 2023, a payment of KRW 250,000,000 was made. Subsequently, on May 30, 2023, an additional repayment of KRW 50,000,000 took place, leaving a remaining balance of KRW1,200,000,000 as of the date of this Report.

On May 9, 2023, the Company entered into a loan agreement with Nam In Kim for an aggregate principal amount of KRW500,000,000, with interest accruing at an annual rate of 15% and maturing on June 23, 2023. The loan is secured by 170,000 GLAAM Common Shares held by BioX. This loan remains outstanding as of the date of this Report.

On May 17, 2023, the Company entered into a loan agreement with Yongwoo Kim for an aggregate principal amount of KRW200,000,000, with interest accruing at an annual rate of 5% per annum. This loan remains outstanding as of the date of this Report.

On June 21, 2023, the Company entered into a loan agreement with Seong Ik Han for an aggregate principal amount of KRW300,000,000, with interest accruing at the rate of 1% per month and maturing on July 21, 2023. The loan is secured by 900,000 GLAAM Common Shares held by BioX. This loan remains outstanding as of the date of this Report.

On September 1, 2023, the Company entered into a loan agreement with Yoo Ha Asset Co., Ltd. for an aggregate principal amount of KRW 1,000,000,000, with interest accruing at an annual rate of 12% and maturing on November 20, 2023, with an option to extend the maturity date to December 15, 2023. This loan remains outstanding as of the date of this Report.

GLAAM entered into two equity conversion agreements, dated August 1, 2023 that took effect on August 16, 2023, pursuant to which GLAAM agreed to convert an aggregate of KRW 3,290,288,000 of outstanding debt and trade payables into GLAAM Common Shares (the “Debt to Equity Conversion”). Following the conversion, the number of GLAAM Common Shares increased by 357,640 shares.

Management expects the Company’s liquidity condition to continue to remain insufficient to fund our operations and satisfy our obligations in the year ended December 31, 2023. We are in discussions with multiple financing sources to attempt to secure financing. There are no assurances that we will be able to obtain financing on acceptable terms, or at all, to provide the necessary funding to continue our operations and satisfy our obligations. Without such additional funding, we will not be able to continue operations.

If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See Item 3D of this Report and the risk factor described in the Form F-4 under the heading “Risk Factors—Risks Related to Our Industry and Company—We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.”, which information is incorporated herein by reference

Until we can generate a sufficient amount of revenue from our sales, if ever, we expect to finance our operating activities through our operations and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See Item 3D of this Report and the risk factor described in the Form F-4 under the heading “Risk Factors—Risks Related to Our Industry and Company—We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.”, which information is incorporated herein by reference

Sources of Liquidity

Revenue

GLAAM incurred net cash outflows from operations of $(6,350,979) for the six months ended June 30, 2023. GLAAM incurred net cash outflow from operations of $1,715,676 for the six months ended June 30, 2022. GLAAM expects $(10,248,693) in net cash outflow from operations for the year ended December 31, 2023.

Equity

GLAAM received $810,557 from the issuance of stocks during the six months ended June 30, 2023. GLAAM received $1,003,554 from the issuance of stocks during the six months ended June 30, 2022.

As of November 14, 2023 JGGC had approximately $2,994,577 in cash held in the Trust Account that was made available to GLAAM in connection with the consummation of the Business Combination.

Debt

GLAAM received $15,032,478 as proceeds from short-term borrowings and $185,372 as proceeds from long-term borrowings during the six months ended June 30, 2023. GLAAM received $6,015,395 as proceeds from short-term borrowings and $216,070 as proceeds from long-term borrowings during the six months ended June 30, 202w.

During the six months ended June 30, 2023, an aggregate of $3,287,297 of debt was converted into an aggregate of 823,213 GLAAM Common Shares.

During the six months ended June 30, 2022, an aggregate of $13,739,461 of debt was converted into an aggregate of 3,363,247 GLAAM Common Shares.

Material Cash Requirements

Operations

Management estimates that our typical fixed cost of operation is about $9 million per year which reflects the minimum costs to keep open our factories and overseas subsidiaries, and retain a minimum staff level required for sales and various support functions.

Taking into account our historical margins, management estimates that we need approximately $26 million in revenues to be able to cover our fixed cost of operation, consisting of approximately $20 million in revenues needed to cover fixed costs of existing operations and approximately $6 million in revenues to cover additional costs of operations as a public company.

We expect that the cash flow from operations will not be sufficient to cover our full operating costs in the second half of 2023.

Capital Expenditures

Management does not expect significant capital expenditures to be required in the short to medium term because the Company already has operational manufacturing capacity representing approximately $220 million in annual sales as of June 30, 2023, which represents more than eight times the Company’s current estimated demand for G-Glass in 2023.

Debt Service

As of the date of this Report, the Company will need to pay $1.5 million in interest on $16.4 million of short-term borrowings, and approximately $0.3 million in annual interest on $4.8 million long-term borrowings.

Please see “—Borrowings” below for additional information on the Company’s outstanding debt as of June 30, 2023.

Subsequent to December 31, 2022, GLAAM and Houngki Kim, GLAAM’s co-founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to GLAAM in an amount of ~~W~~2,000,000,000, with interest accruing at an annual rate of 5% and with a maturity date of December 31, 2023. As of June 30, 2023, an aggregate of ~~W~~875,469,112 was outstanding under the credit agreement.

In addition, on March 23, 2023, the Company issued a convertible bond (“CB”) to Charm Savings Bank in an aggregate principal amount of ~~W~~2.5 billion, with interest accruing at an annual rate of 10% and maturing on March 23, 2024. Charm Savings Bank may exercise its conversion right, subject to converting 100% of the amount of the CB into Class A Ordinary Shares. The CB is partially guaranteed by GLAAM stock held by Bio X Co. Ltd. (“Bio X”), a related party of GLAAM. On August 21, 2023, Charm Savings Bank transferred the CB to Bluming Inovation Co. Ltd.

On April 27, 2023, the Company entered into a loan agreement with Kyung Sook Kim for an aggregate principal amount of KRW1,500,000,000, with interest accruing at the rate of 3% per month and maturing on October 26, 2023. On May 26, 2023, a payment of KRW 250,000,000 was made. Subsequently, on May 30, 2023, an additional repayment of KRW 50,000,000 took place, leaving a remaining balance of KRW1,200,000,000 as of the date of this Report.

On May 9, 2023, the Company entered into a loan agreement with Nam In Kim for an aggregate principal amount of KRW500,000,000, with interest accruing at an annual rate of 15% and maturing on June 23, 2023. The loan is secured by 170,000 GLAAM Common Shares held by BioX. This loan remains outstanding as of the date of this Report.

On May 17, 2023, the Company entered into a loan agreement with Yongwoo Kim for an aggregate principal amount of KRW200,000,000, with interest accruing at an annual rate of 5% per annum. This loan remains outstanding as of the date of this Report.

On June 21, 2023, the Company entered into a loan agreement with Seong Ik Han for an aggregate principal amount of KRW300,000,000, with interest accruing at the rate of 1% per month and maturing on July 21, 2023. The loan is secured by 900,000 GLAAM Common Shares held by BioX. This loan remains outstanding as of the date of this Report.

On September 1, 2023, the Company entered into a loan agreement with Yoo Ha Asset Co., Ltd. for an aggregate principal amount of KRW 1,000,000,000, with interest accruing at an annual rate of 12% and maturing on November 20, 2023, with an option to extend the maturity date to December 15, 2023. This loan remains outstanding as of the date of this Report.

Due to ongoing capital constraints, Captivision was unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of service providers to the Company, GLAAM and JGGC entered into Deferral Agreements to defer Deferred Amounts until a future date when sufficient funds may become available t to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provide that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date. As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective fee deferral agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of a Captivision share for the 20 consecutive trading day period occurring prior to the applicable election date. The timing, frequency, and the price at which Captivision issues Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity.

Marketing

As the Company operates largely business to business, it does not rely on substantial marketing efforts. However management expects that increasing marketing activity as the Company enters new markets will increase marketing expenses. Management anticipates that these added marketing expenses will be in an amount that can be funded by cash flow from operations going forward.

Inventory

As sales grow, management expects that it may be necessary to hold larger supplies of raw materials in order to meet production requirements. After an initial investment of approximately $4 million, management expects future expenses for raw materials will be in an amount that can be funded by cash flow from operations.

Glass as a Service

Management expects that the Company may need significant additional cash in the future if we were to aggressively pursue global SLAM projects with a service-based model where the Company is responsible for the associated advertising media platform.

Comparison of the six months ended June 30, 2023 and June 30, 2022

	For the Six Months Ended June 30,
Consolidated Statement of Cash Flows:	2023	2022
Net cash flows provided (used in):
Operating activities	(6,350,979)	1,715,676
Investing activities	(424,183)	(1,751,064)
Financing activities	6,701,451	5,978
Effects of changes in foreign exchange rates	(49,291)	(39,207)

Increase (decrease) in cash and cash equivalents	(123,002)	(68,617)

Cash Flows from Operating Activities

Our net cash from operating activities decreased by 470.2% to $(6,350,979) for the six months ended June 30, 2023, compared to $1,715,676 used in operating activities for the six months ended June 30, 2022, mainly due to decrease in cash generated from (used in) operating activities of $7,508,598.

Cash Flows from Investing Activities

Our net cash flows from investing activities increased by 75.8% to $(424,183) for the six months ended June 30, 2023, compared to $(1,751,064) provided by investing activities for the six months ended June 30, 2022, mainly due to an increase in proceeds from short term loans of $1,140,579 and a decrease in deposits of $ 367,875.

Cash Flows from Financing Activities

Our net cash flows from financing activities increased to $6,701,451 for the six months ended June 30, 2023, compared to $5,978 provided by financing activities for the six months ended June 30, 2022, mainly due to an increase in proceeds from short term borrowings of $ 9,017,083 to $15,032,478 for the six months ended June 30, 2023 from $6,015,395 for the six months ended June 30, 2022, partially offset by an increase in repayments of short term borrowings of $3,744,952 to $10,315,394 for the six months ended June 30, 2023 from $6,570,442 for the six months ended June 30, 2022.

Comparison of the years ended December 31, 2022 and December 31, 2021

	For the Year Ended December 31,
Consolidated Statement of Cash Flows:	2022	2021
Net cash flows provided (used in):
Operating activities	(5,500,004)	(4,988,746)
Investing activities	(1,102,330)	5,197,323
Financing activities	6,601,098	(125,115)
Effects of changes in foreign exchange rates	(41,479)	(18,934)

Increase (decrease) in cash and cash equivalents	(42,715)	64,529

Cash Flows from Operating Activities

Our net cash from operating activities decreased by 10.3% to $(5,500,004) for the year ended December 31, 2022, compared to $(4,988,746) used in operating activities for the year ended December 31, 2021, mainly due to decrease in cash flow from income tax benefit of $1,530,762, or 70.9%, to $629,544 for the year ended December 31, 2022 from $2,160,306 for the year ended December 31, 2021, partially offset by a decrease in cash used in operating activities of $731,909, or 12.0%, to $(5,376,735) for the year ended December 31, 2022 from $(6,108,644) for the year ended December 31, 2021 and a decrease in interest paid by $284,823, or 27.4%, to $(755,650) for the year ended December 31, 2022 from $(1,040,473) for the year ended December 31, 2021.

Cash Flows from Investing Activities

Our net cash flows from investing activities decreased by 121.5% to $(1,102,330) for the year ended December 31, 2022, compared to $5,197,323 provided by investing activities for the year ended December 31, 2021, mainly due to a decrease in proceeds from short term loan of $5,611,293, or 54.0%, to $4,787,148 for the year ended December 31, 2022 from $10,398,441 for the year ended December 31, 2021 and a decrease in deposits of $667,309, or 97.7%, to $15,480 for the year ended December 31, 2022 from $682,789 for the year ended December 31, 2021.

Cash Flows from Financing Activities

Our net cash flows from financing activities increased by 5,376.0% to $6,601,098 for the year ended December 31, 2022, compared to $(125,115) used in financing activities for the year ended December 31, 2021, mainly due to an increase in proceeds from short-term borrowings of $6,801,327, or 108.4%, to $13,074,687 for the year ended December 31, 2022 from $6,273,360 for the year ended December 31, 2021, an increase in proceeds from long-term borrowings of $4,077,148, or 2266.9%, to $4,257,002 for the year ended December 31, 2022 from $179,854 for the year ended December 31, 2021, and a decrease in repayments of long-term borrowing of $6,216,569, or 82.9%, to $(1,282,529) for the year ended December 31, 2022 from $(7,499,098) for the year ended December 31, 2021, partially offset by an increase in repayments of short-term borrowings of $7,991,865, or 750.5%, to $(9,056,738) for the year ended December 31, 2022 from $(1,064,873) for the year ended December 31, 2021.

Borrowings

Our borrowings as of June 30, 2023, are reflected in the table below:

Borrowings		Interest Rate		As of June 30, 2023
				(in U.S.$)
Short-term borrowings	Whale No. 1 M&A Private Equity Joint Venture for Small and Medium Enterprises	8.00%		3,418,674
	Samsung Securities Co., Ltd Ulmus-Solon Technology	6.00%		609,663
	Investment Partnership 1st Joint Business Execution Cooperative	6.00%		243,865
	Powergen Co., Ltd.	10.96%		736,914
	Kookmin Bank	8.15 8.15	% %	269,392 607,764
	Sung Soo Lee	7.90%		1,139,558
	SBI Savings Bank	7.14%		698,929
	William Isam Company	4.00%		189,407
	Others	0~15.00%		5,609,860
	Subtotal			13,537,122
Current portion of long-term liabilities	United Asset Management Ltd	6~7.31%		1,234,765
Convertible Charm Savings Bank bond		10%		1,868,507
Long-term borrowings	MG Saemaeul Credit Union (Sannam)	9.00%		3,418,674
	MG Saemaeul Credit Union (Dongmun)	8.70%		759,705
	Barclays	2.50%		41,923
	Orhan Ertughrul	5.00%		507,745

Total				21,368,441

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements as of June 30, 2023 or June 30, 2022.

Non-IFRS Measures

We use non-IFRS financial measures to assist in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that presenting non-IFRS financial measures is useful to investors because it (a) provides investors with meaningful supplemental information regarding financial performance by excluding certain items that we believe do not directly reflect our core operations, (b) permits investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance, and (c) otherwise provides supplemental information that may be useful to investors in evaluating our results.

We believe that the presentation of the following non-IFRS financial measures, when considered together with the corresponding IFRS financial measures and the reconciliations to those measures provided herein provides investors with an additional understanding of the factors and trends affecting our business that could not be obtained absent these disclosures.

Adjusted Financial Metrics

Adjusted EBITDA

The Company defines Adjusted EBITDA as net loss before depreciation and amortization, finance income, finance cost, other income, other expense, corporate income tax benefit, bad debt expense, employee share compensation cost, inventory disposal, and litigation costs, adjusted for (i) certain non-recurring, infrequent, or unusual items that management believes do not reflect our core operating performance and (ii) certain items that may be recurring, frequent or usual, but that do not reflect our core operating performance and do not and will not require cash settlement.

We believe Adjusted EBITDA is useful for investors to use in comparing our financial performance to other companies and from period to period. Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. In addition, Adjusted EBITDA eliminates the impact of:

(i)	certain non-recurring, infrequent, or unusual items that management believes do not reflect our core operating performance, and

(ii)

certain items that may be recurring, frequent or usual, but that are objectively quantifiable, directly related to the COVID-19 pandemic, do not reflect our core operating performance and do not and will not require cash settlement.

We believe that these adjustments are useful to investors because they provide meaningful information about GLAAM’s operating results and enhance comparability of our financial performance between fiscal periods. Adjusted EBITDA also has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under IFRS. For example, although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

Comparison of the six months ended June 30, 2023 and June 30, 2022

(FX KRW/USD FY2022 1H= 1233, FY2023 1H = 1,296)	For the Six Months Ended June 30,
Reconciliation of Adjusted EBITDA:	2023	2022

	(in U.S.$ unless otherwise indicated)
Net Loss:	452,251	2,034,297
Add Back:	2,515,414	1,895,000
Depreciation & Amortization	1,302,927	1,307,252
Net non-operating loss	781,022	497,009
Finance income	(193,076)	(432,315)
Interest Income	(14,926)	(60,470)
Gain from foreign currency translation	(21,918)	(53,909)
Gain from disposal of non-current financial assets	—	—

(FX KRW/USD FY2022 1H= 1,233, FY2023 1H = 1,296)	For the Six Months Ended June 30,
Reconciliation of Adjusted EBITDA:	2023	2022

	(in U.S.$ unless otherwise indicated)
Gain from foreign exchange translation	(156,232)	(226,056)
Gain from discharge of indebtedness(*)	—	(91,879)
Finance cost	885,211	229,374
Interest expense	839,956	94,550
Loss from foreign currency translation	2,673	61,673
Loss from foreign exchange translation	42,581	73,151
Other income	(18,851)	(147,464)
Loss from equity method	(6,634)	—
Income from disposal of tangible assets	(91)	—
Miscellaneous	(11,293)	(145,537)
Dividend income	(833)	(1,926)
Other expense	107,739	847,413
Impairment loss from Intangible Assets	—	—
Loss from equity method investment	—	594,865
Loss from inventory impairment	—	—
Miscellaneous loss	69,927	240,874
Loss from disposal of investment in subsidiaries	—	—
Other allowance for other receivables and prepayments	—	11,674
Donation	37,812	—
Loss from disposal of tangible assets	—	—
Corporate income tax benefit	20,081	(254,522)
Bad debt expenses	—	—
Employee share compensation cost	411,384	312,052
Inventory disposal	—	—
Litigation costs	—	33,210

Adjusted EBITDA	2,967,665	3,929,297

Adjusted EBIT	1,664,738	2,622,045

(*)	Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2022.

Comparison of the years ended December 31, 2022 and December 31, 2021

(FX KRW/USD FY2021 = 1,145, FY2022 = 1,292)	For the Year Ended December 31,
Reconciliation of Adjusted EBITDA:	2022	2021

	(in U.S.$ unless otherwise indicated)
Net Loss:	(7,892,168)	(60,387,182)
Add Back:	9,074,384	50,019,683
Depreciation & Amortization	2,815,297	3,578,736
Net non-operating loss	6,857,610	36,502,691
Finance income	(4,233,034)	(4,116,259)
Interest Income	(39,966)	(202,432)
Gain from foreign currency translation	(38,952)	(33,517)
Gain from disposal of non-current financial assets	—	(75,821)

(FX KRW/USD FY2021 = 1,145, FY2022 = 1,292)	For the Year Ended December 31,
Reconciliation of Adjusted EBITDA:	2022	2021

	(in U.S.$ unless otherwise indicated)
Gain from foreign exchange translation	(74,596)	(110,252)
Gain from discharge of indebtedness(*1)	(4,079,520)	(3,694,237)
Finance cost	1,120,831	1,996,436
Interest expense	919,446	1,876,001
Loss from foreign currency translation	68,204	41,865
Loss from foreign exchange translation	133,181	78,570
Other income	(5,199,803)	(589,255)
Loss from equity method	—	171,147
Income from disposal of tangible assets	—	(7,202)
Miscellaneous(*2)	(5,197,964)	(753,200)
Dividend income	(1,839)	—
Other expense	15,169,616	39,211,769
Impairment loss from Intangible Assets	3,902,589	564,563
Loss from equity method investment	535,268	1,518,115
Loss from inventory impairment(*3)	5,645,992	8,415,311
Miscellaneous loss	1,364,824	5,267,980
Loss from disposal of investment in subsidiaries	—	13,318,419
Other allowance for other receivables and prepayments	436,674	10,127,381
Donation	37,926	—
Loss from disposal of tangible assets	3,246,343	—
Corporate income tax benefit	(1,511,696)	(3,599,507)
Bad debt expenses	—	13,260,125
Employee share compensation cost	687,888	277,638
Inventory disposal	—	—
Litigation costs	225,285	—

Adjusted EBITDA	1,182,216	(10,367,499)

Adjusted EBIT	(1,633,081)	(13,946,235)

(*1)	Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2021 and 2022.
(*2)

The amount includes $5,144,961 of recognition of gain from goods returned from previous year’s sales. The gain from goods returned from previous year’s sales was objectively quantifiable and directly related to the COVID-19 pandemic. Specifically, due to the COVID-19 pandemic construction projects were delayed or cancelled and GLAAM’s industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with GLAAM was negatively affected. As a result, certain customer contracts were cancelled in the year ended December 31, 2022 and the previously delivered products related to those contracts were returned. GLAAM does not expect to recognize gain from goods returned from previous year’s sales in the future because it views the COVID-19 pandemic, which caused the contract cancellations, as a once in a lifetime occurrence that is not reasonably likely to recur. The gain is non-operating income and GLAAM received the previously delivered products, not cash, from the cancelling customer.

(*3)

The losses from inventory impairment were objectively quantifiable and directly related to the COVID-19 pandemic. In particular, prior to the start of the pandemic, GLAAM built up an inventory to meet its obligations under existing agreements and anticipated new business. However, the COVID-19 pandemic disrupted demand for G-Glass because construction projects were delayed or cancelled and GLAAM’s industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with GLAAM was negatively affected. As a result, GLAAM was unable to use the inventory within its “useful life” under IFRS and GLAAM recorded loss from inventory impairment of $5,645,992 and $8,415,311 for the years ended December 31, 2022 and 2021, respectively. GLAAM does not expect to incur inventory impairment charges in the future because it views the COVID-19 pandemic as a once in a lifetime occurrence that is not reasonably likely to recur. The charges are non-operating expenses that did not require GLAAM to incur a cash expense at the time of determination and GLAAM will not incur an expense to replace the inventory because the inventory remains usable in future projects.

Our Adjusted EBITDA increased by 976.95%, or $11,549,715 to $1,182,216 for the year ended December 31, 2022, compared to $(10,367,499) for the year ended December 31, 2021, mainly due to reduced net loss in December 31, 2022.

Our Adjusted EBIT increased by 753.98%, or $12,313,154 to $(1,633,081) for the year ended December 31, 2022, compared to $13,946,235 for the year ended December 31, 2021, mainly due to reduced net loss and increased Adjusted EBITDA of $11,549,715.

Adjusted Cost of Goods Sold and Adjusted Gross Profit/(Loss)

The Company defines Adjusted Cost of Goods Sold as Cost of Goods Sold before allowance for inventory valuation related to raw materials. The Company defines Adjusted Gross Profit/(Loss) as Revenue less Adjusted Cost of Goods Sold.

	For the Year Ended December 31,
Reconciliation of Gross Profit	2022	2021

	(in U.S.$)
Revenue	20,191,935	9,415,119
Cost of Goods Sold	13,910,570	10,535,322

Gross Profit/(Loss)	6,281,365	(1,120,203)

Add Back	—	(216,197)
Allowance for inventory valuation related to raw materials	—	(216,197)

Adjusted Cost of Goods Sold	13,910,570	10,319,125

Adjusted Gross Profit/(Loss)	6,281,365	(904,006)

Our Cost of Goods Sold increased by 32.0% to $13,910,570 for the year ended December 31, 2022, compared to $10,535,322 for the year ended December 31, 2021, mainly due to increased cost of inventory movement of $4.08 million which is driven by increased new sales from Qatar and G-SMATT America.

Our Adjusted Cost of Goods Sold increased by $3,591,445 to $13,910,570 for the year ended December 31, 2022, compared to $10,319,125 for the year ended December 31, 2021, mainly due to increased cost of inventory movement of $4.08 million which is driven by increase in sales. Adjusted Cost of Goods Sold as a percentage of revenue for the year ended December 31, 2022 decreased to 68.9% from 109.6% for the year ended December 31, 2021, due revenue growth that exceeded the increase in Cost of Goods Sold.

Our Adjusted Gross Profit/(Loss) increased by $7,185,371 to $6,281,365 for the year ended December 31, 2022, compared to ($904,006) for the year ended December 31, 2021, mainly due to increased new sales in Qatar by $6,493,332 and G-SMATT America sales by $3,271,530 from additional ownership of shares purchased in July 2022 as well as the continued recovery from the effects of COVID-19. According to the management, fixed cost for the covered period was $4.0~$4.3 million and variable cost was approximately 50.0%~55.0% of gross sales. The gross profit was negative for the year ended December 31, 2021, as sales were negatively impacted by COVID-19. For the year ended December 31, 2022, gross profit made a turnaround due to overall increased sales exceeding the cost of goods sold.

Key Performance Indicators

In addition to IFRS and non-IFRS financial measures, we regularly review several metrics, including fault ratio as a means to track quality control as well as the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. The numbers for our key metrics are calculated using internal company data. The methodologies used to measure these metrics require significant judgment. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. For general notes regarding risks associated with assumptions and estimates used in calculating our key metrics, see the risk factor described in the Form F-4 under the heading “Risk Factors—Risks Related to New PubCo—Estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which New PubCo competes achieves the forecasted growth, New PubCo’s business could fail to grow at similar rates, if at all.” , which information is incorporated herein by reference

Project Metrics

We track our projects with respect to, among other things, number of projects, average size per project, and average revenue per project. As presented below, we saw growth in all three of these metrics from 2021 to 2022.

	Growth 2022 over 2021	2022	2021
Number of Projects	79%	61	34
Average Size per Project (sq. ft.)	91%	1,177	616
Average Revenue per Project (KRW million)	34%	341	253
Average Revenue per Project (US$ thousands)	19%	263	221

Summary of Significant Accounting Policies

The significant accounting policies followed and applied by the Company to prepare financial statements in accordance with IFRSs are described below. The financial statements for the current period are prepared using the same accounting policy except for changes to the accounting policies described in Note 4 to our consolidated financial statements.

Our significant accounting policies are described in more detail in Note 4 to our PCAOB FY2021 audited consolidated financial statements included elsewhere in this Report, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Changes in Accounting Policies

We have adopted the following amendments as of January 1, 2021.

IFRS 7 and 9 Financial Instruments, IFRS 5 Insurance Contracts, and IFRS 16 Leases

IFRS 9 Financial instruments, International Accounting Standards (IAS) 39 Financial instruments: recognition and measurement, IFRS 7 Financial instruments: disclosure, IFRS 5 Insurance contracts, IFRS 16 Leases – interest rate benchmark reform.

In relation to interest rate benchmark reform, an entity adjusts the effective interest rate rather than the carrying amount when replacing the interest rate indicator for a financial instrument measured at amortized cost and it includes exceptions such as allowing hedge accounting to continue uninterrupted in the event of an interest rate indicator replacement in a hedging relationship.

IFRS 16 Lease – Discounts on rent related to COVID-19 provided even after June 30, 2021

The application of the practical simple method, which prevents the evaluation of whether rent discounts, etc. arising directly as a result of COVID-19, are subject to lease changes, has been expanded to lease reductions that affect rents due before June 30, 2022. The lessee shall consistently apply practical expedients to contracts with similar characteristics under similar circumstances.

We introduced the amendments to IFRS 16 early, changing our accounting policy for all rent discounts that meet the conditions and applying the changed accounting policy retrospectively according to the transitional provisions. There was no cumulative effect of retrospective application and no restatement of the previous financial statements presented. As of June 30, 2023, and June 30, 2022, the amendments to the Standards have no significant impact on the financial statements.

Significant Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. We have identified the following accounting policies as the most important to the presentation and disclosure of our financial condition and results of operations.

While our significant accounting policies are described in more detail in Note 4 to our consolidated financial statements included elsewhere in this Report, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Subsidiaries

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities (including Special Purpose Entities (“SPEs”)) over which we have control. The Company controls an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognize any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among our companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Changes in ownership interests in subsidiaries without change of control.

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of our controlling Company.

Disposal of subsidiaries

When we cease to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which the Company has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If the Company’s share of losses of an associate equal or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Company’s net investment in the associate), we discontinue the recognition of its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, the Company recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Company for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Company when the associates’ financial statements are used by the Company in applying the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Non-Derivative Financial Assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI debt investment; FVOCI—equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, we may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, we may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Derecognition

We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, we transfer the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or we transfer or do not retain substantially all the risks and rewards of ownership of a transferred asset, and do not retain control of the transferred asset.

If we have retained substantially all the risks and rewards of ownership of the transferred asset, we continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are reflected on the table below:

Items	Estimated Useful Lives
(in years)
Buildings and structures	40
Machinery	10
Others	5

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized in a straight-line method for five years with the residual value of zero from the time they are available.

Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within the line item “other income.”

Impairment for Non-Financial Assets

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, we determine the recoverable amount of the cash-generating unit to which the asset belongs. The Cash-Generating Unit (or “CGU”) is the smallest of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or the group of assets. Goodwill arising from a business combination is allocated to CGUs or the group of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that we could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

Non-Derivative Financial Liabilities

We classify financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognize them in our statement of financial position when we become a party to the contract.

Financial liabilities at profit or loss

Financial liability at profit or loss includes a short-term trading financial liability or a financial liability designated as financial liability at profit or loss at initial recognition. A financial liability at profit or loss is measured at fair value after initial recognition and changes in fair value are recognized in profit or loss. On the other hand, transaction costs incurred in connection with the issuance at initial recognition are recognized in profit or loss immediately upon occurrence.

Other financial liabilities

Non-derivative financial liabilities that are not classified as financial liabilities at profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value minus transaction costs directly related to issuance at initial recognition. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method and interest expenses are recognized using the effective interest method.

Financial liabilities are removed from the statement of financial position only when they are extinguished, i.e., contractual obligations are fulfilled, cancelled, or expired.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Employee Benefits

Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis.

Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our obligations and that are denominated in the same currency in which the benefits are expected to be paid. We recognize all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. We recognize gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Termination benefits

We recognize expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, we measure the termination benefit with the present value of future cash payments.

Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Provisions

Provisions for product warranties, litigations and claims, and others are recognized when we presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

Leases

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees;

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option.

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

We are exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs (leasehold deposits); and

•	restoration costs.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

Paid-in Capital

Common shares are classified as capital, and incremental costs incurred directly related to capital transactions are deducted from capital as a net amount reflecting tax effects. If the Company reacquires its own equity instruments, these equity instruments are deducted directly from equity as subjects of equity. Profit or loss in the case of purchasing, selling, issuing, or incinerating a self-interest product is not recognized in profit or loss.

Revenue from Contracts with Customers

We generate revenue primarily from sale and installation of LED display glass. Product revenue is recognized when a customer obtains control over our products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer.

Product revenue is recognized when a customer obtains control over our products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

Finance Income

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

We recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We offset deferred tax assets and deferred tax liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Earnings (Loss) Per Share

GLAAM, our Controlling Company presents basic and diluted Earnings (Loss) Per Share (or “EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period.

Dividend

Dividend distribution to our shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by our shareholders.

Information by revenue categories

Revenue

The Company consists of a single operating segment.

Classification	For the six months ended June 30, 2023 (in U.S. $)	For the six months ended June 30, 2022 (in U.S. $)
Product	11,239,035	12,213,452
Service (*)	1,323,145	1,192,881

Total	12,562,180	13,406,333

(*) On March 27, 2023, GLAAM and GLAAM Malaysia Sdn. Bhd made an exclusive distribution and license agreement. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, GLAAM Malaysia Sdn. Bhd paid a royalty payment of total $760,000.

Information about key customers

Two key customers, Inspire Casino Resort and GLAAM Malaysia, during the six months ended June 30, 2023, account for more than 50% of the Company’s sales.

Classification	For the year ended December 31, 2022 (in U.S. $)	For the year ended December 31, 2021 (in U.S. $)
Product	12,984,977	8,096,808
Merchandise	3,309,138	662,960
Service	3,897,820	606,448
Rent	—	48,903

Total	20,191,935	9,415,119

Information about key customers

For the years that ended December 31, 2022 and December 31, 2021, the Company had two (2) customers in each time period that represented more than 10% of GLAAM’s annual sales.

Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The COVID-19 pandemic posed material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash-generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment.

Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of GLAAM included elsewhere in this Report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2022 and 2021 and for the consolidated financial statements as of and for the six months ended June 30, 2023 and June 30, 2022.

We intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, the Company is not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the Company’s first fiscal year following the fifth anniversary of the closing of the Business Combination, (b) the last date of the Company’s fiscal year in which the Company has total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New PubCo has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Management and Board of Directors

On the Closing Date, the total number of directors of the Company was increased to seven persons.

The following table sets forth certain information, as of the date of this Report, concerning the persons who serve as directors, officers and significant employees of the Company.

Name	Age	Position(s)
Gary R. Garrabrant	66	Director, Executive Chairperson

Dr. Ho Joon Lee	50	Director, Chief Executive Officer

Anthony R. Page	60	Chief Financial Officer

Dr. Orhan Ertughrul	55	Chief Technology Officer

Michael B. Berman	65	Independent Director

Craig M. Hatkoff	69	Independent Director

Betty W. Liu	50	Independent Director

Hafeez Giwa	42	Independent Director

Jessica Thomas	53	Independent Director

The officers of the Company and the board of directors of the Company are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of the Company’s officers and directors also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

The Company believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide the Company with a diverse range of perspectives and judgment necessary to facilitate the goals of the Company and be good stewards of capital.

Executive Officers and Directors

Gary R. Garrabrant, Director and Executive Chairman. Mr. Garrabrant is the Chief Executive Officer and co-founder of Jaguar Growth Partners Group, LLC (“Jaguar”), as well as JGP. Mr. Garrabrant has been the Chief Executive Officer of Jaguar, as well as JGP since their formation in 2013. Mr. Garrabrant was the Chairperson and Chief Executive Officer of JGGC prior to Closing. Prior to the creation of Jaguar, Mr. Garrabrant co-founded Equity International in 1999 and was Chief Executive Officer and Director from 1996 to 2012. He was the principal architect of Equity International, providing strategic direction and overseeing all of the company’s activities and investment portfolio. From 1996 to 1999, Mr. Garrabrant was Executive Vice President of Equity Group Investments, responsible for private investments and capital markets, leading the acquisition of California Real Estate Investment Trust and the creation of Capital Trust. Previously Mr. Garrabrant co-founded Genesis Realty Capital Management and held leadership roles in the investment banking divisions of Chemical Bank and Bankers Trust Company. Mr. Garrabrant served as chairperson, vice chairperson and director of a number of companies spanning multiple continents across various sectors, including office, industrial and retail property, logistics, homebuilding, specialty finance, investment management and hospitality. Mr. Garrabrant is a former member of the University of Cambridge Real Estate Finance Advisory Board and the University of Notre Dame Mendoza College of Business Advisory Council, where he conceived and established the Garrabrant International Internship Program. He is a former Advisory Board member of the Kellogg Institute for International Studies at Notre Dame. He is a member of the Misericordia Advisory Board and the Endowment Investment Committee, a trustee of the Naples Children & Education Foundation (sponsor of the Naples Winter Wine Festival), a member of the Peconic Land Trust President’s Council and a supporter of the Ovarian Cancer Translational Gene Program at Mount Sinai Medical Center. Mr. Garrabrant graduated from the University of Notre Dame with a B.B.A. in Finance and completed the Dartmouth Institute at Dartmouth College. Mr. Garrabrant is well qualified to serve as director because he brings decades of leadership and knowledge drawing from his experiences as Chief Executive Officer and co-founder of both Equity International and JGP. He has a strong track record of investing and building companies in diversified sectors including logistics, retail, homebuilding, hospitality, healthcare, specialty finance, real estate and technology.

Dr. Ho Joon Lee, Director and Chief Executive Officer. Dr. Lee is the former Chief Executive Officer of GLAAM, which he co-founded in 2011. While at GLAAM, Dr. Lee has been the driving force behind the innovation, commercialization, and business development of GLAAM’s products and has been the chief strategist of building a leading and innovative, largescale architecture media glass company. Dr. Lee is also the overall architect of the Company’s position as a fully vertically integrated architectural media glass company with offices and installations across APAC, EMEA, and North America. He has overseen the capital raise of over $185 million for the Company, established partnerships with industry leaders, such as LG Electronics and ANC, and won numerous awards for GLAAM’s products and solutions. Dr. Lee currently serves as a director for G-SMATT Hong Kong Ltd., G-SMATT America Ltd. and G-SMATT Europe Ltd, which are all subsidiaries of GLAAM. In addition, Dr. Lee founded, and formerly served as the Chief Executive Officer of, Bio X Co., Ltd., a South Korean investment company focusing on early-stage funding of companies in the fields of biotechnology and disruptive technologies in various sectors. In 2003, Dr. Lee founded, and formerly served as the Chief Executive Officer of, M3 Capital Partners Asia, an investment advisor in Korea. Prior to M3 Capital Partners, Dr. Lee was a Senior Analyst (Director) at JP Morgan’s

Investment Bank’s Equity Research Team in Hong Kong between 1999 and 2007. At JP Morgan, Dr. Lee covered market and financial analysis, initial public offerings and investments for companies in the technology, media and communications industries as well as the internet markets in Korea and China. He took on central roles in Nasdaq listing projects for Webzen, Ninetowns, China Finance Online, Widerthan and numerous others. Dr. Lee was nominated multiple times as the “Best Analyst” in surveys conducted by Institutional Investor, AsiaMoney and Maeil Economic Daily. Dr. Lee holds a Ph.D. in Biochemistry from Gonville and Caius College, Cambridge University in the United Kingdom. In addition, Dr. Lee holds an MPhil in biochemistry and B.A. in natural science, both from Cambridge University in the United Kingdom.

Anthony R. Page, Chief Financial Officer. Mr. Page has been the Chief Risk Officer of JGP since February 2022 and previously served as JGP’s Head of Risk Management from January 2021 to February 2022 and senior advisor from 2015 to 2020. From 2006 to 2010, Mr. Page served as Senior Vice President and Director of Commercial Mortgage Investments for Capstead Mortgage Corporation (NYSE: CMO). From 2001 to 2015, Mr. Page served as Managing Partner of Perimone Investment Partners. From 1996 to 2000, Mr. Page was a principal at Apollo Real Estate Advisors focusing on international investments while residing in New York and Hong Kong. Prior to that, Mr. Page served as the Chief Financial Officer for Boston-based Winthrop Financial Associates and First Winthrop Corporation. Mr. Page is a member of the board of directors and Secretary of the Dallas Housing Finance Corp., and a member of the boards of directors of Brilliant China (a leading integrated developer, operator, and investment manager of logistics warehouses and related industrial properties in China), the McKinney Avenue Transit Authority, Uptown Dallas Inc., and the Uptown Success Alliance, Inc., Mr. Page is a CFA Charterholder, a Chartered Alternative Investment Analyst, was previously a certified public accountant, graduated from the University of Virginia with a B.S. in Commerce and completed the Advanced Management Development Program at the Harvard University Graduate School of Design.

Dr. Orhan Ertughrul, Chief Technology Officer. Dr. Ertughrul is the Executive Managing Director of GLAAM’s UK subsidiary G-SMATT Europe which he joined in 2017. Dr. Ertughrul has been instrumental in productifying GLAAM’s offering and in developing product roadmaps and marketing programs. Dr. Ertughrul has over 20 years of experience as a product management professional and has held several senior roles, including founding several companies. He has eight years of experience in start-ups and extensive product marketing experience, including being a Principle Consultant at BioX Clan, a Korean early stage investor. Prior to GLAAM, Dr. Ertughrul was a Product Manager for Data Center Products at Comstor UK. Prior, Dr. Ertughrul was a Director of DSP Value Programs at Consona Corporation, 2007-2010. Dr. Ertughrul was Director of Product Development at Chello, of UPC Broadband, a Liberty Global company, 2000-2006. Dr. Ertughrul holds a Ph.D. in Molecular Biology from St Edmund’s College, Cambridge University, M.Sc. in Computer Science from Newcastle University, and an M.Sc./ARCS in Biotechnology from Imperial College London.

Michael Berman is the Chief Executive Officer of MB Capital Associates, a private company focused on public and private investments and consultancy assignments. From 2011 to 2018, Mr. Berman was the Chief Financial Officer and Executive Vice President of GGP, Inc., where he was responsible for capital markets, finance, treasury, accounting, tax, technology, investor relations and corporate communications functions. Mr. Berman served as Executive Vice President and Chief Financial Officer of Equity LifeStyle Properties (NYSE: ELS) from September 2003 until November 2011. He was responsible for ELS’s capital markets, finance, treasury, accounting, tax, technology, and investor relations functions. Mr. Berman is a member of the board of directors, the audit committee and the nominating and corporate governance committee of Brixmor Property Group Inc. (NYSE: BRX) and previously served as the Audit Committee Chair. He is a member of the board of directors, the Audit Committee Chair and a member of the governance and nominating committee of Skyline Champion Corp. (NYSE: SKY), one of the nation’s largest factory-built housing companies. Mr. Berman was employed in the investment banking department of Merrill Lynch & Co. from 1988 through 2002 and was an associate professor at the New York University Real Estate Institute in 2003. Mr. Berman holds an M.B.A. from Columbia University Graduate School of Business, a J.D. from Boston University School of Law and a bachelor’s degree from Binghamton University in New York.

Craig Hatkoff has served on the board of directors of SL Green Realty Corp. (NYSE: SLG), a public real estate investment trust and the largest owner of commercial real estate in Manhattan. He served on the board of directors of JGGC until the Closing Date. He also serves as the Chairperson of Turtle Pond Publications. Previously, Mr. Hatkoff served as Executive Chairperson of LEX Markets, a real estate and alternative asset fintech start-up, from April 2019 to October 2021. Mr. Hatkoff was the Co-Head of the Real Estate Investment Banking Unit of Chemical Bank and served as a director of Subversive Capital Acquisition

Corp. (NEOSVX: U), a cannabis focused SPAC. Mr. Hatkoff served on the Board of Digital Bridge (NYSE: DBRG) (f/k/a Colony Capital, Inc.), a public real estate investment trust that focuses on global digital infrastructure from 2019 to 2021. He served as a director of Taubman Centers, Inc. (NYSE: TCO), a real estate investment trust engaged in the ownership, management and leasing of retail properties, from May 2004 to January 2019. Mr. Hatkoff also co-founded the Tribeca Film Festival in 2002. From 2002 to 2005, he served as Trustee of the New York City School Construction Authority. Mr. Hatkoff was a Co-Founder, Vice Chairman and director of Capital Trust, Inc., a real estate investment management company, from 1997 to 2010. In addition, he currently serves, or has previously served, as director of several nonprofits, including the Desmond Tutu Peace Foundation, The Rock and Roll Hall of Fame, Sesame Workshop, Borough of Manhattan Community College Foundation, Richard Leakey’s Wildlife Direct and the Mandela Institute for Humanity. Mr. Hatkoff also served as an adjunct professor at Columbia Business School over two five-year periods; from 1991-1995 he created and taught the Real Estate Capital Markets course and from 2017-2021 he created and taught Disruptive Innovation Theory and the New Frontiers and was co-founder of Think Bigger, the Business School’s platform for innovation, creativity and entrepreneurship. Mr. Hatkoff is a New York Times #1 best-selling children’s author of a popular series of non-fiction children’s books published by Scholastic Books. He is the co-founder of the Disruptor Foundation, formed with Harvard Professor Clayton Christensen, author of Innovator’s Dilemma and has curated the annual Disruptor Awards since 2010.

Betty W. Liu is an independent non-executive director of L’Occitane International, a global beauty company headquartered in Geneva, Switzerland and Luxembourg and listed on the Hong Kong Stock Exchange. Ms. Liu is the former Chairperson, President, and Chief Executive Officer for D and Z Media Acquisition Corp. (NYSE:DNZ). She is a highly accomplished entrepreneur, journalist, producer, and corporate executive with more than 25 years of professional experience working domestically and internationally. Her extensive background in financial journalism and professional education content, and later as a senior executive at Intercontinental Exchange (ICE), has provided Ms. Liu connectivity and access to C-suite executives and directors across a variety of industries and geographies, domestically and internationally, particularly in Asia. Ms. Liu most recently served as the Executive Vice Chairperson of the NYSE Group and Chief Experience Officer for NYSE’s parent company, ICE. She was also a member of the NYSE Group board of directors from 2018 to 2020. Ms. Liu oversaw the NYSE’s digital marketing operations, including customer-centric messaging, branding, digital events, and other core growth initiatives that were aligned with the company’s long-term strategy. In addition to her role in marketing and strategy, through her role at the NYSE, Ms. Liu was actively involved in more than 25 initial public offerings, including some of the largest listings in recent history for companies such as Uber (NYSE: U), Pinterest (NYSE: PINS), and Tencent Music (NYSE: TME). Prior to ICE, Ms. Liu served as the Founder and Chief Executive Officer of Radiate, an online, subscription-based edtech company focused on leadership, business, and personal development strategies for millennial managers and executives. As the Founder, Ms. Liu led day-to-day operations of the business and scaled the platform from concept to more than 20,000 monthly active professional subscribers in less than two years. Ms. Liu led the company through multiple rounds of venture-backed capital raises from notable venture capital investors, such as RSE Ventures and University Ventures. Radiate was acquired by ICE in 2018.

Hafeez Giwa is the Founder and Managing Partner of H Capital International (HCI), a privately held investment, development, and advisory firm specializing in real estate and infrastructure, and Co-Founder of HC Capital Properties (HCCP), a real estate investment and development company focused on Africa. Mr. Giwa has close to 20 years of professional experience in the real estate investment industry working in London, England and Lagos, Nigeria, as well as overseeing real estate investments and business activities in developments located in West and Central Africa. Before establishing HCI and HCCP in 2020 and 2015, respectively, Mr. Giwa held the position of Vice-President at Actis, a private equity firm focused on growth markets, from 2012 to 2015. Mr. Giwa started his career in investment banking and private equity in New York and London, where he made significant contributions to Morgan Stanley’s Real Estate division between 2006 and 2009. Mr. Giwa holds an MBA. degree from the Harvard Business School and a BA in Finance (with honors) from Howard University, where he was recognized as a Morgan Stanley—Richard B. Fisher Scholar and a Schweser—CFA Scholar.

Jessica Thomas is a Partner at William Morris Endeavor (WME), a global entertainment agency. Ms. Thomas founded and ran the commercial division of WME’s predecessor, Endeavor Talent Agency, in 2002. Over the last two decades, she has helped develop it into one of the leading brand divisions, with over 30 agents and annual revenue exceeding $500 million. Ms. Thomas has extensive experience negotiating endorsement and branding deals on behalf of talent, such as Hugh Jackman, Emma Stone, Jen Garner and Oprah Winfrey, and strategic entertainment partnerships with various Fortune 500 companies, including American Express, Revlon, and The Coca-Cola Company. Prior to joining Endeavor, she was the Head of Sales for the now defunct HSI Productions, a production company with a stable of top directors for music videos, television commercials and long form content. In addition, Ms. Thomas is a member of the board of directors of Environmental Media Association, whose mission is to promote and establish sustainable production practices in the entertainment industry. She graduated from the University of Southern California with a Bachelor of Arts in History.

Family Relationships

There are no family relationships between any of the persons that serve as the executive officers and directors of the Company.

Arrangements for Election of Directors and Members of Management

Except for the Business Combination Agreement, are no arrangements or understandings with major shareholders or others pursuant to which any of the Company’s executive officers or directors are selected.

B. Compensation

Decisions regarding the executive compensation program will be made by the compensation committee of the Company’s board of directors. The Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of shareholder value, while enabling the Company to attract, retain, incentivize and reward individuals who contribute to its long-term success.

The terms of the Company’s equity incentive plan are described in the F-4 under the heading “New PubCo Equity Plan Proposal—Summary of the New PubCo Equity Plan,” which information is incorporated by reference herein.

C. Board Practices

Board Composition

The business and affairs of the Company are organized under the direction of its board of directors. The primary responsibilities of the board of directors of the Company is to provide oversight, strategic guidance, counseling and direction to management. The board of directors of the Company will meet on a regular basis and additionally as required.

In accordance with the terms of the amended and restated memorandum and articles of association of the Company (the “Governing Documents”), the board of directors of the Company may establish the authorized number of directors from time to time by resolution. The board of directors of the Company currently consists of seven (7) members. Each of the directors will continue to serve as a director until the appointment and qualification of his or her successor or until his or her earlier death, resignation or removal. Vacancies on the board of directors can be filled by resolution of the board of directors. The board of directors is divided into three classes, each serving staggered, three-year terms:

•	the Class I directors are Jessica Thomas and Hafeez Giwa and their terms will expire at the first annual general meeting;

•	the Class II directors are Michael B. Berman and Betty W. Liu and their terms will expire at the second annual general meeting; and

•	the Class III directors are Gary R. Garrabrant, Dr. Ho Joon Lee and Craig M. Hatkoff and their terms will expire at the third annual general meeting.

As a result of the staggered board, only one class of directors will be appointed at each annual general meeting, with the other classes continuing for the remainder of their respective terms.

Corporate Governance Practices

The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, the Company is permitted to comply with Cayman Islands corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance rules, provided that the Company discloses the Nasdaq requirements it will not follow and the equivalent Cayman Islands requirements with which it will comply instead.

The Company intends to rely on this “foreign private issuer exemption” with respect to the following requirements:

Independent Directors – Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of this requirement. Cayman Islands law and corporate governance practice do not require the independent directors to regularly meet in executive sessions, where only the independent directors are present.

Proxy Solicitation – Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of these requirements. Cayman Islands law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.

Shareholder Approval – Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•	acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of the Company’s outstanding share capital or voting power;

•	entering into any change of control transaction;

•	establishing or materially amending any equity compensation arrangement; and

•

entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the Company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the Company outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of these requirements. In accordance with Cayman Law, and the provisions of the Company’s Articles, the Company’s board of directors is authorized to issue securities without shareholder approval.

In addition, as a foreign private issuer, the Company is not subject to:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; or

•

the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

The Company otherwise intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. The Company may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

Director Independence

Subject to the “foreign private issuer exemption,” the Nasdaq corporate governance rules require that a majority of the board of directors of U.S. domestic companies listed on Nasdaq be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, shareholder, or officer of an organization that has a relationship with the listed company).

Cayman Islands corporate governance practices do not require a majority of the board of directors to be independent. However, the Company does not currently rely on the “foreign private issuer exemption” from Nasdaq’s requirement that a majority of the Company board of directors be independent. The Company’s board of directors consists of seven directors, five of whom qualify as independent directors as defined in the Nasdaq corporate governance rules.

Risk Oversight

The Company’s board of directors oversees the risk management activities designed and implemented by its management. The Company’s board of directors executes its oversight responsibility both directly and through its committees. The Company’s board of directors also considers specific risk topics, including risks associated with the Company’s strategic initiatives, business plans and capital structure. The Company’s management, including its executive officers, are primarily responsible for managing the risks associated with the operation and business of the Company and will provide appropriate updates to the board of directors and the audit committee.

The Company’s board of directors appreciates the evolving nature of the Company’s business and industry and will be actively involved with monitoring new threats and risks as they emerge. In particular, the Company’s board of directors is responsible for closely monitoring risks related to cybersecurity, supply chain, suppliers and service providers.

The Company’s board of directors delegates to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to the Company’s board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

The Company’s board of directors will take steps to ensure the security of personal data provided by employees and customers in line with federal, state and local regulations covering both protected and non-protected characteristics. This includes regulations in localities in which we operate such as the General Data Protection Regulation, the Californian Data Privacy Act and the UK DPA 2018. In addition, the Company will adopt best practices in cyber security including, but not limited to:

•	Establishing a robust cyber security policy that is well communicated within the organization;

•	Implementing zero trust security strategies ensuring that access is always verified even behind corporate firewalls;

•	Selecting third party data storage and application services that have demonstrably implemented cyber security measures;

•	Requiring critical supply chain partners to prove that they have implemented cyber security measures across their organizations;

•	Implementing an architecture of threat detection and response tools with IT personnel trained to use them and react to cyber security threats;

•	Implementing a people-centric approach to cyber security ensuring that personnel understand threats posed by malicious actors;

•	Controlling access to data by implementing a hierarchy of privilege levels;

•	Implementing a password management tools including 2-tier and 3-tier authentication where necessary;

•	Considering biometric security measures in situations where a higher level of security is required;

•	Setting a schedule for regular cyber-security audits including penetration testing; and

•	Ensuring that the Company simplifies its services and application architecture, so it limits points of entry for cyber security attacks.

The Company will ensure that its IT department has staff trained in the implementation and usage of cyber security and cyber security tools.

Committees of the Board of Directors

The Company has a separately standing audit committee, nominations and corporate governance committee and compensation committee, each of which operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board of directors deems it necessary or advisable to address specific issues. Copies of the Company’s committee charters are posted on the Company’s website, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, the Company’s and GLAAM’s website is not part of, and is not incorporated into, this Report.

Audit Committee

Under Nasdaq corporate governance rules, the Company is required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

The Company established an audit committee, which is comprised of Michael Berman, Hafeez Giwa and Craig Hatkoff. Michael Berman serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. The Company’s board of directors has determined that both Michael Berman and Craig Hatkoff are audit committee financial experts as defined by the SEC rules.

The Company’s board of directors has determined that each member of the audit committee is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

The Company’s board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and Nasdaq corporate governance rules. These responsibilities include:

•	overseeing the Company’s accounting and financial reporting process;

•

appointing, compensating, retaining, overseeing the work, and terminating the relationship with the Company’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	discussing with the Company’s independent registered public accounting firm any audit problems or difficulties and management’s response;

•

pre-approving all audit and non-audit services provided to the Company by its independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•	reviewing and discussing the Company’s annual and quarterly financial statements with management and the Company’s independent registered public accounting firm;

•	discussing the Company’s risk management policies;

•	reviewing and approving or ratifying any related person transactions;

•	reviewing management’s reports;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements;

•	assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of the audit committee charter;

•	periodically meeting with management, the internal audit team and the independent auditors, separately; and

•	preparing any audit committee report required by SEC rules.

Compensation Committee

The Company’s compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives with respect to the compensation of the Company’s Principal Executive Officer, evaluating the Company’s Principal Executive Officer’s performance in light of these goals and objectives and setting the Company’s Principal Executive Officer’s compensation;

•	reviewing and setting or making recommendations to the Company’s board of directors regarding the compensation of the Company’s other executive officers;

•	reviewing and making recommendations to the Company’s board of directors regarding director compensation;

•	reviewing and approving or making recommendations to the Company’s board of directors regarding the Company’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

The Company’s compensation committee consists of Betty Liu, Craig Hatkoff and Jessica Thomas with Betty Liu serving as chair. The board of directors has determined that Betty Liu, Craig Hatkoff and Jessica Thomas qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2022, or at any other time, one of the Company’s officers or employees. None of the Company’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the Company’s board of directors or member of the Company’s compensation committee.

Nominating and Corporate Governance Committee

The Company’s nominating and corporate governance committee is responsible for, among other things:

•

identifying individuals qualified to become members of the board of directors of the Company and ensure the board of directors of the Company has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•	recommending to the board of directors of the Company the persons to be nominated for election as directors and to each committee of the board of directors of the Company;

•

developing and recommending to the board of directors of the Company corporate governance guidelines, and reviewing and recommending to the board of directors of the Company proposed changes to our corporate governance guidelines from time to time; and

•	overseeing the annual evaluations of the board of directors of the Company, its committees and management.

The Company’s nominating and corporate governance committee consists of Craig Hatkoff, Michael Berman and Betty Liu with Craig Hatkoff serving as chair. The board of directors of the Company determined that the members of the nominating and corporate governance committee qualify as “independent” under Nasdaq rules applicable to nominating and corporate governance committee members.

The Company’s board of directors may from time to time establish other committees.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available on the Company’s website, and the Company intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or directors from provisions in the Code of Ethics.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Governing Documents provide for indemnification of the Company’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, the Company has or will enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements provide or will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. The Company has also purchased a policy of directors’ and officers’ liability insurance that insures the Company’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Company against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against the Company’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Company’s officers and directors, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

The Company believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

D. Employees

As of June 30, 2023 and June 30, 2022, we had a total of 98 and 90 employees, respectively. As of the date of the Report, we have experienced the loss of a significant number of our manufacturing personnel due to our working capital constrains, which will have an adverse effect on our operations. See “Risk Factors—We rely on production facility operators and manufacturing facility employees, and the loss of the services of any such personnel or the inability to attract and retain will negatively affect our business.”

Our key personnel include specialized engineering personnel, key researchers, engineers, senior management and production facility operators. We actively encourage and facilitate the development of our employees through rolling training programs, with multiple training sessions held on regular basis. These programs increase the ability of our employees with appropriate skill sets required for dedicated tasks. We are committed to developing our employees and remaining at the forefront of technology and market dominance in our industry. The Company considers itself an equal opportunity employer and has constantly sought the best talent irrespective of gender or ethnicity. While the jobs associated to the core operations are predominantly filled by males, the Company´s sales and administrative staff is comprised of approximately 32% female and 68% male staff. From an ethnicity perspective, our labor force is diverse but predominantly South Korean based on our location.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 28,817,810 Ordinary Shares issued and outstanding. This amount does not include 23,450,000 Ordinary Shares issuable upon the exercise of the public warrants of the Company, each exercisable at $11.50 for one Ordinary Share (the “Public Warrants”), and the private warrants of the Company, each exercisable at $11.50 for one Ordinary Share (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), that will remain outstanding following the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Gary R. Garrabrant(2)	—	—
Dr. Ho Joon Lee(3)	3,066,398	9.7%
Anthony R. Page	—	—
Dr. Orhan Ertughrul	—	—
Michael B. Berman	25,000	*
Hafeez Giwa	25,000	*
Jessica Thomas	—	—
Craig Hatkoff	25,000	*
All directors and executive officers as a group (10 individuals)	3,141,398	10.0%
Five Percent or More Shareholders
Jaguar Global Growth Partners I, LLC(2)	19,416,667	47.6%
Houngki Kim(4)	4,115,670	12.9%
Bio X Co., Ltd.(5)	2,402,462	8.9%
Whale M&A Small-Mid Sized Company M&A Private Equity Fund No.1(6)	1,681,723	5.8%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of the directors and executive officers of the Company is Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom.
(2)

Represents 7,466,667 Ordinary Shares held in the name of Jaguar Global Growth Partners I, LLC (the “Sponsor”) and 11,950,000 Ordinary Shares underlying 11,950,000 Private Warrants held in the name of the Sponsor. JGG SPAC Holdings LLC (“JGG”) and HC Jaguar Partners I LLC (“HC”) are the managing members of the Sponsor and have voting and investment discretion with respect to the securities held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor. Each of JGG, HC, Gary R. Garrabrant, Thomas J. McDonald, Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of the Sponsor, JGG, HC, Mr. Garrabrant, Mr. McDonald, Mr. T. Hennessy, Mr. Beck and Mr. D. Hennessy is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

(3)

Consists of (i) 322,619 Ordinary Shares, (ii) 32,032 Ordinary Shares issuable upon exercise of vested Converted Options, (iii) (a) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series I RSRs, (b) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series II RSRs and (c) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series III RSRs, in each case in accordance with the terms and conditions of the Earnout RSRs and 711,747 Ordinary Shares issuable upon exercise of New PubCo Founder Warrants (as defined in the Form F-4).

(4)

Consists of (i) 48,049 Ordinary Shares issuable upon exercise of vested Converted Options, (ii) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series I RSRs, (b) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series II RSRs and (c) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series III RSRs, in each case in accordance with the terms and conditions of the Earnout RSRs and (iii) 1,067,621 Ordinary Shares issuable upon exercise of New PubCo Founder Warrants. Excludes the Ordinary Shares reported by Bio X Co., Ltd, of which Mr. Kim is the Chief Executive Officer. Mr. Kim disclaims beneficial ownership of the Ordinary Shares reported by Bio X Co., Ltd, except to the extent of his pecuniary interest therein.

(5)	Bio X Co., Ltd. is managed by its CEO, Houng Ki Kim. The address of Bio X Co., Ltd. is 8F, 10, Ewhayeodae 1-gil, Seodaemun-gu, Seoul, Korea.

(6) Whale M&A Small-Mid Sized Company M&A Private Equity Fund No. 1 is managed by its CEO, Sung Eun Kim. The address of Whale M&A Small-Mid Sized Company M&A Private Equity Fund No. 1 is 17F, 86, Mapodae-ro, Mapo-gu, Seoul, Korea.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 under the headings “Certain GLAAM and New Pubco Relationships and Related Party Transactions” and “Certain JGGC Relationships and Related Party Transactions,” which are incorporated herein by reference.

Bio X Transactions

GLAAM and Bio X, a company founded by Ho Joon Lee and Houngki Kim, GLAAM’s co-founders, for which Mr. Lee formerly acted as Chief Executive Officer and for which Houngki Kim currently serves as Chief Executive Officer, entered into 17 loan agreements during the period from January 4, 2023 to August 18, 2023, where the effective period for each agreement was one year, whereby Bio X lent an aggregate of ~~W~~2,567,000,000 to GLAAM, accruing at a rate of 5% per annum. As of September 30, 2023, GLAAM has repaid this loan in full.

Houngki Kim Credit Agreement

GLAAM and Houngki Kim, GLAAM’s co-founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to GLAAM in an amount of ~~W~~2,000,000,000 accruing at a rate of 5% per annum and maturing on December 31, 2023. As of September 30, 2023, an aggregate of ~~W~~948,225,455 was outstanding under the credit agreement.

Ho Joon Lee Loan Agreement

GLAAM and Mr. Lee, GLAAM’s co-founder, entered into a loan agreement dated July 21, 2021, whereby Mr. Lee lent an aggregate of ~~W~~30,000,000 to GLAAM, accruing at a rate of 0% per annum and maturing July 20, 2024. As of September 30, 2023, the outstanding balance payable to Mr. Lee under the loan agreement was ~~W~~30,000,000.

G-SMATT America Financings

G-SMATT America Co., Ltd., a partly owned subsidiary of GLAAM (“G-SMATT America”), and GLAAM entered into fourteen loan agreements during the period from April 2, 2018 to September 27, 2023, where the effective period of each agreement was one year, whereby GLAAM lent an aggregate of $1,114,500 to G-SMATT America, accruing at a rate of 5% per annum. As of September 30, 2023, an aggregate of $1,331,780 including accrued interest, was outstanding under the loan agreement. As of the date of this proxy statement/prospectus, GLAAM has not repaid this loan and it is overdue.

G-SMATT America and G-Frame Co., Ltd., a wholly-owned subsidiary of GLAAM (“G-Frame”), entered into two loan agreements during the period from July 16, 2018 to June 26, 2019, where the effective period of each agreement was one year, whereby GLAAM lent an aggregate of $170,000 to G-SMATT America, accruing at a rate of 5% per annum. As of September 30, 2023, an aggregate of $210,434, including accrued interest, was outstanding under the loan agreements.

G-SMATT America and G-SMATT Europe, a partly-owned subsidiary of GLAAM (“G-SMATT Europe”), entered into two loan agreements during the period from March 26, 2020 to May 27, 2021, where the effective period of each agreement was one year, whereby G-SMATT Europe lent an aggregate of $242,885.47 to G-SMATT America, accruing at a rate of 5% per annum. As of September 30, 2023, an aggregate of $274,442.55. including accrued interest, was outstanding under the loan agreements.

G-SMATT Europe Financings

G-SMATT Europe and Orhan Ertughrul, G-SMATT Europe’s Managing Director, entered into a loan agreement dated January 31, 2021, whereby Mr. Ertughrul provided a loan with an available amount up to £450,000 to G-SMATT Europe, accruing at a rate of 0% per annum and maturing January 31, 2024. As of September 30, 2023, an aggregate of £414,526.98 including accrued interest, was outstanding under the loan agreement.

G-SMATT Europe and GLAAM entered into thirteen loan agreements during the period from May 9, 2018 to September 20, 2023 where the effective period of each agreement was one year, whereby GLAAM lent an aggregate of £950,000 to G-SMATT Europe, accruing at a rate of 5% per annum. As of September 30, 2023, an aggregate of £950,409, including accrued interest, was outstanding under the loan agreement. As of the date of this proxy statement/prospectus, GLAAM has not repaid this loan and it is overdue.

JGG SPAC Holdings Working Capital Loan

On June 30, 2023, JGGC issued a promissory note in favor of JGG SPAC Holdings in the amount of $450,000 (the “Working Capital Promissory Note”), which was subsequently increased to $1,500,000. The total amount owed under the Working Capital Promissory Note as of the Closing Date, is $1,112,500. On November 15, 2023, JGGC, JGG SPAC Holdings, the Company and GLAAM entered into a deferral agreement (the “JGGC SPAC Holdings Deferral Agreement”) for the amount outstanding under the Working Capital Promissory Note, which provide that (i) until repaid, the amount outstanding under the Working Capital Promissory Note will accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date.

As an alternative to cash payment, the JGGC SPAC Holdings Deferral Agreement provides that JGG SPAC Holdings has the option to convert all or a portion the amount outstanding under the Working Capital Promissory Note into Ordinary Shares at a share price equal to the average of the volume weighted average of a Captivision share for the 20 consecutive trading day period occurring prior to the applicable election date.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

The Company may, from time to time, be subject to legal proceedings in connection with our regular course of business. Although the Company cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, the Company is not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material effect on our business, results of operations, cash flows or financial condition.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 under the heading “Price Range of Securities and Dividends—Dividend Policy,” which information is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since December 31, 2022 and June 30, 2023, respectively, is provided under Item 5 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CAPT” and “CAPTW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 total holders of Ordinary Shares. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Period

Information regarding the lock-up restrictions applicable to the Ordinary Shares and Public Warrants held by the Company, the Sponsor and certain GLAAM shareholders is included in the Form F-4 under the heading “New PubCo Securities Eligible for Future Sale—Lock-Up Period” and is incorporated herein by reference.

Warrants

There are 23,450,000 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CAPT” and “CAPTW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 400 total holders of Ordinary Shares. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue 400,000,000 ordinary shares of a par value of $0.0001 each and 100,000,000 preference shares of a par value of $0.0001 each. Prior to the closing of the Business Combination, the Company was authorized to issue 500,000,000 ordinary shares of a par value of $0.0001 each and there was one ordinary share issued and outstanding.

As of November 15, 2023, subsequent to the closing of the Business Combination, there are 28,817,810 Ordinary Shares outstanding and issued. There are also (i) 11,500,000 Public Warrants issued and outstanding, each exercisable to purchase one Ordinary Share at an initial exercise price of $11.50 per share, subject to adjustment, (ii) 11,950,000 Private Warrants issued .

Information regarding our securities is included in the Form F-4 under the section titled “Description of New PubCo Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company effective as of November 15, 2023 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Form F-4 under the heading “Description of New PubCo Securities,” which information is incorporated herein by reference.

C. Material Contracts

Information pertaining to the Company’s material contracts is set forth in the Form F-4 under the headings “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Business of GLAAM—,” “Risk Factors—Risks Related to Our Industry and Company” and “Certain GLAAM Relationships and Related Person Transactions,” each of which is incorporated herein by reference. The description of the Business Combination Agreement is set forth in the Form F-4 under the heading “The Business Combination Agreement,” which information is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the Company’s Articles on the right of non-residents to hold or vote Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Form F-4 under the headings “Material U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding the Company’s policy on dividends is described in the Form F-4 under the heading “Price Range of Securities and Dividend Information—Dividend Policy,” which information is incorporated herein by reference. The Company has not paid any cash dividends on Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. The Company has not identified a paying agent.

G. Statement by Experts

The combined financial statements of the GLAAM as of December 30, 2021 and 2022, and for each of the two years in the period ended December 30, 2022, incorporated herein by reference have been audited by CKP, LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of JGGC as of December 31, 2022 and 2021 and for the period from March 31, 2021 (inception) through December 31, 2021, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given upon such firm as experts in auditing (which includes an explanatory paragraph relating to JGGC’s ability to continue as a going concern) and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 12. Description of Securities Other Than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable on December 15, 2023, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on November 15, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 11,950,000 Private Warrants held by the Sponsor. The Private Warrants are identical to the Public Warrants, except that, if held by the Sponsor or its permitted transferees, the JGGC Private Placement Warrants (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption, (iii) will be subject to transfer restrictions until 30 days after the completion of the Business Combination, subject to certain limited exceptions and (iv) will be entitled to registration rights..

The terms of the Public Warrants and the Private Warrants are described in the Form F-4 under the heading “Description of New PubCo Securities—Warrants,” which information is incorporated herein by reference.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Independent Directors – Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of this requirement. Cayman Islands law and corporate governance practice do not require the independent directors to regularly meet in executive sessions, where only the independent directors are present.

Proxy Solicitation – Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of these requirements. Cayman Islands law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.

Shareholder Approval – Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•	acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of the Company’s outstanding share capital or voting power;

•	entering into any change of control transaction;

•	establishing or materially amending any equity compensation arrangement; and

•

entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the Company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the Company outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

As a foreign private issuer, however, the Company is permitted to, and intends to follow home country practice in lieu of these requirements. In accordance with Cayman Law, and the provisions of the Company’s Articles, the Company’s board of directors is authorized to issue securities without shareholder approval.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of JGGC as of December 31, 2022 and December 31, 2021, and for the period from March 31, 2021 (inception) through December 31, 2021 and the condensed consolidated financial statements as of and for the six months ended June 30, 2023, in the Form F-4 between pages F-2 and F-45 are incorporated herein by reference.

The combined financial statements of GLAAM as of December 31, 2022 and December 31, 2021, in the Form F-4 between pages F-46 and F-98 are incorporated herein by reference.

The consolidated financial statements of GLAAM as of June 30, 2023 and 2022 are attached as Exhibit 15.1 to this Report.

The unaudited pro forma condensed combined financial information of GLAAM and JGGC is attached as Exhibit 15.2 to this Report.

Item  19. Exhibits

Exhibit Index

Exhibit No.	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Captivision.

2.1	Warrant Agreement, dated as of February 10, 2022, by and between JGGC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to JGGC’s Current Report on Form 8-K filed on February 16, 2022).

2.2*	Amended and Restated Warrant Agreement, dated as of November 15, 2023 for JGGC’s outstanding warrants.

2.3	Specimen New PubCo ordinary share certificate (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023)

2.4	Specimen New PubCo warrant certificate (incorporated by reference to Exhibit 4.2 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023)

4.1+	Business Combination Agreement, dated as of March 2, 2023, by and among JGGC, Exchange Sub, Captivision and GLAAM (incorporated by reference to Annex A to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.2	Amendment No. 1 to Business Combination Agreement, dated as of June 16, 2023, by and among JGGC, Exchange Sub, Captivision and GLAAM (incorporated by reference to Annex A-1 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.3	Amendment No. 2 to Business Combination Agreement, dated as of July 7, 2023, by and among JGGC, Exchange Sub, Captivision and GLAAM (incorporated by reference to Annex A-2 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.4	Amendment No. 3 to Business Combination Agreement, dated as of July 18, 2023, by and among JGGC, Exchange Sub, Captivision and GLAAM (incorporated by reference to Annex A-3 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.5	Amendment No. 4 to Business Combination Agreement, dated as of September 7, 2023, by and among JGGC, Exchange Sub, Captivision and GLAAM (incorporated by reference to Annex A-4 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.6	GLAAM Support Agreement, dated as March 2, 2023, by and among the Shareholders party thereto, JGGC and GLAAM (incorporated by reference to Annex F to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.7	Sponsor Support Agreement, dated as March 2, 2023, by and among Captivision, JGGC, GLAAM and the Sponsor (incorporated by reference to Annex E to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.8	GLAAM Founder Earnout Letter, dated as March 2, 2023, by and among JGGC, GLAAM, the GLAAM Founders, Captivision and Exchange Sub (incorporated by reference to Annex G to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F-4 (File. No. 333-271649), filed with the SEC on September 11, 2023).

4.9*	Captivision Equity Plan.

4.10*	Registration Rights Agreement, dated as November 15, 2023, by and among Captivision and the individuals party thereto.

4.11*	Letter Agreement, date November 15, 2023, by and among JGGC, GLAAM and Captivision.

4.12*	Form of Founder Warrant.

10.1	Distribution Agreement, dated July 31, 2015, between G-SMATT Co., Ltd., (n/k/a GLAAM) and G-SMATT Global (incorporated by reference to Exhibit 10.15 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.2	Amendment No. 1 to Distribution Agreement, dated March 7, 2019, between G-SMATT Co., Ltd., (n/k/a GLAAM) and G-SMATT Global (incorporated by reference to Exhibit 10.16 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.3†	Exclusive Distribution and License Agreement, dated May 18, 2020, between GLAAM and G-Smatt Europe (incorporated by reference to Exhibit 10.17 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.4†	Exclusive Distribution and License Agreement, dated May 18, 2020, between GLAAM and G-SMATT America Co., LTD (incorporated by reference to Exhibit 10.18 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.5	Form of Loan Agreement between GLAAM and Bio-X Co., Ltd. (incorporated by reference to Exhibit 10.19 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.6+	Supply and Construction Agreement, dated May 21, 2022, between GLAAM and Bio-X Co., Ltd. (incorporated by reference to Exhibit 10.20 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.7	Credit Agreement, dated January 2, 2023, between GLAAM and Houngki Kim (incorporated by reference to Exhibit 10.21 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.8	Sale and Purchase Agreement, dated December 21, 2022, between GLAAM and Powergen Co., Ltd. (incorporated by reference to Exhibit 10.22 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.9†	Sale and Purchase Agreement, dated December 22, 2022, between GLAAM and Powergen Co., Ltd. (incorporated by reference to Exhibit 10.23 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.10+	Manufacturing and Management Systems Development Agreement, dated August 1, 2022, between GLAAM and Powergen Co., Ltd. (incorporated by reference to Exhibit 10.24 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.11	Loan Agreement, dated July 21, 2021, between GLAAM and Ho Joon Lee (incorporated by reference to Exhibit 10.25 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.12	Form of Loan Agreement between GLAAM and G-SMATT America Co., Ltd. (incorporated by reference to Exhibit 10.26 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.13	Loan Agreement, dated July 16, 2018, between G-SMATT America Co., Ltd. and G-Frame Co. Ltd. (incorporated by reference to Exhibit 10.27 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.14	Loan Agreement, dated June 26 2019, between G-SMATT America Co., Ltd. and G-Frame Co. Ltd. (incorporated by reference to Exhibit 10.28 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.15	Form of Loan Agreement between G-SMATT America Co., Ltd. and G-SMATT Europe (incorporated by reference to Exhibit 10.29 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.16	Loan Agreement, dated January 31, 2021, between G-SMATT Europe and Orhan Ertghrul (incorporated by reference to Exhibit 10.30 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.17	Form of Loan Agreement between G-SMATT Europe and GLAAM (incorporated by reference to Exhibit 10.31 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.18	Loan Agreement, dated November 27, 2019, between G-SMATT Japan Co. Ltd. and GLAAM (incorporated by reference to Exhibit 10.32 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.19	Form of Loan Agreement between GLAAM and Korea Networks Co., Ltd. (incorporated by reference to Exhibit 10.33 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.20	Loan Agreement, dated April 27, 2023, between Kyung Sook Kim and GLAAM (incorporated by reference to Exhibit 10.34 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.21	Loan Agreement, dated May 9, 2023, between Nam In Kim and GLAAM (incorporated by reference to Exhibit 10.35 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.22	Loan Agreement, dated June 21, 2023, between Seong Ik Han and GLAAM (incorporated by reference to Exhibit 10.36 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.23	Loan Agreement, dated May 17, 2023, between Yongwoo Kim and GLAAM (incorporated by reference to Exhibit 10.37 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

10.24	Loan Agreement, dated September 1, 2023, between Hoo Ya Asset Co., Ltd. and GLAAM (incorporated by reference to Exhibit 10.38 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-271649), filed with the SEC on September 11, 2023).

15.1*	Consolidated Financial Statements of GLAAM as of June 30, 2023 and 2022.

15.2*	Unaudited Pro Forma Condensed Combined Financial Information of GLAAM and JGGC.

15.3*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for JGGC.

15.4*	Consent of CKP, LLP, independent registered accounting firm for GLAAM.

*	Filed herewith.

+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

†

Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10). The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CAPTIVISION INC.

Date:	November 21, 2023	By:	/s/ Ho Joon Lee
			Name:	Ho Joon Lee
			Title:	Chief Executive Officer