Form 20-F
period 2023-12-31
Captivision Inc.
filed 2024-04-30
CIK 1967478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from to

Commission File Number: 001‑41869

CAPTIVISION INC.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

298‑42 Chung‑buk Chungang‑ro Chung‑buk,
Pyeong‑taek, Gyounggi, Republic of Korea
(Address of principal executive offices)

Gary R. Garrabrant, Chief Executive Officer
Telephone: (917) 940‑1785
Email: gg@jaguargrowth.com
At the address of the Company set forth above
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.0001 per share	CAPT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share	CAPTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,979,828 ordinary shares and 11,499,990 warrants.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non‑accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes‑Oxley Act (15

U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive‑based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D‑1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑ 2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes ☐No

‑ i ‑

Conventions That Apply to This Annual Report on Form 20‑F

In this annual report on Form 20‑F, unless otherwise designated, the terms “we,” “us,” “our,” “Captivision,” “the Company” and “our Company” refer to Captivision Inc., an exempted company incorporated with limited liability in the Cayman Islands, and its consolidated subsidiaries, (ii) “JGGC” refers to Jaguar Global Growth Corporation I, a Cayman Island exempted company, (iii) “Captivision Korea” refer to Captivision Korea Inc. (f/k/a GLAAM Co., Ltd.), a corporation (chusik hoesa) organized under the laws of the Republic of Korea, and (iv) “~~W~~” and “KRW” refer the South Korean Won.

Unless we indicate otherwise, references in this annual report to:

“Business Combination” means the Merger, the Share Swap and the other transactions contemplated by the Business Combination Agreement, collectively.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 2, 2023, as amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023 by and among JGGC, Captivision Korea, Jaguar Global Growth Korea Co., Ltd, and the Company.

“Captivision”, the “Company” and “we” means Captivision Inc. (formerly known as Phygital Immersive Limited), an exempted company with limited liability under the laws of the Cayman Islands, together with its direct and indirect subsidiaries.

“Captivision Korea” means Captivision Korea Inc. (formerly known as GLAAM Co., Ltd.) a corporation (chusik hoesa) organized under the laws of the Republic of Korea and a subsidiary of the Company.

“Captivision Korea Common Shares” means the common shares, KRW 500 par value per share, of Captivision Korea.

“Captivision Korea Exchange Ratio” means 0.800820612130561.

“Captivision Korea Founder Earnout Letter” means the letter agreement, dated March 2, 2023, by and among the Captivision Korea Founders, the Company, Exchange Sub, JGGC and Captivision Korea, pursuant to which, at the Closing, issued or caused to be issued to the Captivision Korea Founders (in the aggregate), (i) the 1,666,666.67 Series I RSRs, (ii) the 1,666,666.67 Series II RSRs and (iii) the 1,666,666.67 Series III RSRs and setting forth the terms upon which such 5,000,000 Earnout RSRs shall vest and be settled for Ordinary Shares.

“Captivision Korea Founders” means Houng Ki Kim and Ho Joon Lee.

“Captivision Korea Options” means the options to purchase Captivision Korea Common Shares.

“Captivision Korea Shareholders” means the holders of Captivision Korea Common Shares.

“Closing” means the consummation of the Business Combination.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Converted Options” means the options to acquire Ordinary Shares issued upon conversion of the Captivision Korea Options, in each case subject to substantially the same terms and conditions as were applicable under the converted Captivision Korea Option, the number of Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of Captivision Korea Common Shares subject to the converted Captivision Korea Option as of immediately prior to the Share Swap by the Captivision Korea Exchange Ratio, at an exercise price per Captivision Korea Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per Captivision Korea Common Share of the converted Captivision Korea Options divided by (y) the Captivision Korea Exchange Ratio.

“Converted Warrants” means, collectively, the Public Warrants and the Private Warrants.

‑ 1 ‑

“DOOH” means digital out of home.

“Earnout Period” means, with respect to the Earnout RSRs, the period commencing at Closing and ending on the third anniversary of the Closing.

“Earnout Shares” means the shares issuable upon settlement of the Earnout RSRs.

“Earnout Strategic Transaction” means the occurrence in a single transaction or as a result of a series of related transactions, of (i) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to the Company, in each case, in which shares of the Company are exchanged for cash, securities of another person or other property (excluding, for the avoidance of doubt, any domestication of the Company or any other transaction in which Ordinary Shares are exchanged for substantially similar securities of the Company or any successor entity of the Company) or (ii) the sale, lease or other disposition, directly or indirectly, by the Company of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (excluding any such sale or other disposition to an entity at least a majority of the combined voting power of the voting securities of which are owned by holders of Ordinary Shares).

“Earnout RSRs” means, collectively, the Series I RSRs, the Series II RSRs and the Series III RSRs.

“Equity Plan” means the equity incentive plan for employees, directors and service providers of the Company and its subsidiaries in effect as of the Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Sub” means Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of the Company.

“Founder Warrants” means the warrants held by the Captivision Korea Founders that are exercisable for an aggregate of 1,779,368 Ordinary Shares at $11.50 per share.

“FPCB” means flexible printed circuit board.

“GaaS” means glass as a service.

“Governmental Entity” means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self‑regulatory organization; or (c) any political subdivision of any of the foregoing.

“IASB” means International Accounting Standards Board.

“IC semiconductor chip” means an integrated circuit chip.

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“JGGC” means Jaguar Global Growth Corporation I, a Cayman Islands exempted company.

“JGGC Class A Ordinary Shares” means JGGC’s Class A ordinary shares, par value $0.0001 per share.

“JGGC Class B Ordinary Shares” means JGGC’s Class B ordinary shares, par value $0.0001 per share.

“JGGC IPO” means JGGC’s initial public offering of units of JGGC, each consisting of one JGGC Class A Ordinary Share, one JGGC Right and one‑half of one JGGC Public Warrant, which was consummated on February 10, 2022.

‑ 2 ‑

“JGGC Rights” means the rights entitling the holder thereof to receive one‑twelfth of one JGGC Class A Ordinary Share.

“JGGC Sponsor” means Jaguar Global Growth Partners I, LLC, a Delaware limited liability company.

“JGGC Sponsor Earnout Shares” means 1,916,667 Ordinary Shares issued to JGGC’s initial shareholders that are subject to vesting or forfeiture.

“JGGC Public Warrants” means the redeemable warrants, each exercisable to purchase one JGGC Class A Ordinary Share.

“JOBS Act” means Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.

“LED” means light‑emitting diode.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Merger” means the merger of JGGC with and into the Company upon the terms and subject to the conditions set forth in the Business Combination Agreement, the plan of merger relating to the Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of JGGC ceased and the Company continued its existence under the Companies Act as the surviving company.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Ordinary Shares” means the ordinary shares of the Company, par value $0.0001 per share.

“Private Warrant” means a warrant of the Company to purchase one Ordinary Share that was issued upon conversion of a private placement warrant issued by JGGC in the Merger.

“Public Warrant” means a warrant of the Company to purchase one Ordinary Share that was issued upon conversion of a public warrant issued by JGGC in the Merger.

“Series I RSRs” means the 1,666,666.67 Series I restricted stock rights of the Company that will vest and be settled for an equal number of Ordinary Shares if, during the Earnout Period, the daily VWAP of the Ordinary Shares is greater than or equal to $12.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“Series II RSRs” means the 1,666,666.67 Series II restricted stock rights of the Company that will vest and be settled for an equal number of Ordinary Shares if, during the Earnout Period, the daily VWAP of the Ordinary Shares is greater than or equal to $14.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“Series III RSRs” means the 1,666,666.67 Series III restricted stock rights of the Company that will vest and be settled for an equal number of Ordinary Shares if, during the Earnout Period, the daily VWAP of the Ordinary Shares is greater than or equal to $16.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“PFIC” means passive investment foreign company.

“PCAOB” means the Public Company Accounting Oversight Board.

“Registration Rights Agreement” means the Registration Rights Agreement entered into at Closing by and among the Company, the JGGC Sponsor, certain former Captivision Korea Shareholders party thereto and the other parties thereto, which amended and restated the registration rights agreement, dated February 10, 2022, by and among JGGC, the JGGC Sponsor and other holders of JGGC securities party thereto.

“SEC” means the U.S. Securities and Exchange Commission.

‑ 3 ‑

“Securities Act” means the Securities Act of 1933, as amended.

“Share Swap Agreement” means the share swap agreement executed by Exchange Sub and Captivision Korea pursuant to the Business Combination Agreement.

“SLAM” means Super Large Architectural Media.

“Specified Period” means the later of (i) the date that is 180 days after the Closing and (ii) the VWAP for Ordinary Share being at least $12.50 for 20 Trading Days within any 30‑consecutive Trading Day period during the period following the Closing and ending on the five (5) year anniversary of the Closing.

“Sponsor Support Agreement” means the support agreement dated March 2, 2023 entered into between JGGC, the Company, Captivision Korea and the JGGC Sponsor.

“Transfer Agent” means Continental, the Company’s transfer agent.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” means the trust account that held a portion of the proceeds from the IPO and the concurrent sale of the JGGC Private Placement Warrants and that was maintained by Continental Stock Transfer & Trust Company, acting as trustee.

“U.S.” means the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“VWAP” means for each Trading Day, the daily volume‑weighted average price for Ordinary Shares on Nasdaq during the period beginning at 9:30:01 a.m., New York time on such Trading Day and ending at 4:00:00 p.m., New York time on such Trading Day, as reported by Bloomberg through its “HP” function (set to weighted average).

“Warrants” means, collectively, the Converted Warrants and the Founder Warrants.

This annual report includes our (and our predecessor’s) audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market under the ticker symbols “CAPT” and “CAPTW,” respectively.

‑ 4 ‑

FORWARD‑LOOKING INFORMATION

This annual report on Form 20‑F contains forward‑looking statements. These forward‑looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for our respective businesses. These statements are based on the beliefs and assumptions of our management. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward‑looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward‑looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this annual report, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” or the negative of such terms, and similar expressions, may identify forward‑looking statements, but the absence of these words does not mean that a statement is not forward‑looking.

The risks and uncertainties include, but are not limited to:

•
the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness;
•
the ability to realize the benefits expected from the Business Combination;
•
the significant market adoption, demand and opportunities in the construction and DOOH media industries for Captivision Korea’s products;
•
the ability to maintain the listing of the Ordinary Shares and the Public Warrants on Nasdaq;
•
the ability of Captivision Korea to remain competitive in the fourth-generation architectural media glass industry in the face of future technological innovations;
•
the ability of Captivision Korea to execute its international expansion strategy;
•
the ability of Captivision Korea to protect its intellectual property rights;
•
the profitability of Captivision Korea’s larger projects, which are subject to protracted sales cycles;
•
whether the raw materials, components, finished goods and services used by Captivision Korea to manufacture its products will continue to be available and will not be subject to significant price increases;
•
the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes;
•
the ability of Captivision Korea’s manufacturing facilities to meet their projected manufacturing costs and production capacity;
•
Captivision Korea’s and our future financial performance;
•
the emergence of new technologies and the response of our customer base to those technologies;
•
Captivision Korea’s and our ability to retain or recruit, or to effect changes required in, its and our respective officers, key employees or directors;
•
Captivision Korea’s and our ability to comply with laws and regulations applicable to its and our business; and
•
other factors discussed elsewhere in this annual report on Form 20‑F, including the section entitled “Risk Factors.”

‑ 5 ‑

You are cautioned not to place undue reliance on these forward‑looking statements, which speak only as of the date of this annual report on Form 20‑F.

These forward‑looking statements are based on information available as of the date of this annual report on Form 20‑F and our management team’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside our control and the control of our directors, officers and affiliates. Accordingly, forward‑looking statements should not be relied upon as representing our management team’s views as of any subsequent date. We do not undertake any obligation to update, add or to otherwise correct any forward‑looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

‑ 6 ‑

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.
[Reserved]
B.
Capitalization and Indebtedness

Not required.

C.
Reasons for the Offer and Use of Proceeds

Not required.

D.
Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our securities. Below please find a summary of the principal risks we face:

•
We will require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to obtain such financing on favorable terms, or at all.
•
Unpaid transaction expenses, the costs of certain fee deferral arrangements and the issuances of additional Ordinary Shares under certain of our contracts and arrangements may result in dilution of holders of Ordinary Shares and have a negative impact on our results of operation, our liquidity and/or the market price of the Ordinary Shares.
•
The fourth‑generation architectural media glass industry is a nascent industry; it may take a long time for Captivision Korea’s technology to penetrate its target markets.
•
Captivision Korea’s future growth and success is dependent upon the DOOH market and the construction industry’s willingness to adopt architectural media glass and specifically its G‑Glass technology.
•
Failure to maintain the performance, reliability and quality standards required by Captivision Korea’s customers could have a materially adverse impact on its financial condition and results of operation.
•
Captivision Korea’s business and results have been and, may in the future be, adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, shipping or services.
•
A global economic downturn could result in reduced demand for Captivision Korea’s products and adversely affect its profitability.
•
Captivision Korea’s sales cycle for large projects is protracted, which makes its annual revenue and other financial metrics hard to predict.

‑ 7 ‑

•
Technological innovation by others could render Captivision Korea’s technology and the products produced using its process technologies obsolete or uneconomical.
•
Captivision Korea’s financial projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, its actual revenues, market share, expenses and profitability may differ materially from expectations.
•
Captivision Korea’s success depends upon its ability to develop new products and services and enhance existing products and services through product development initiatives and technological advances; any failure to make such improvements could harm its future business and prospects.
•
Captivision Korea’s government sector sales, which comprise a significant portion of its sales, may be adversely affected by presidential and congressional elections, policy changes, government land development plan changes and other local political events.
•
The IT, vertical real estate and large format wallscape sectors are regulated and any new or modified regulatory restrictions could adversely affect Captivision Korea’s sales and results of operations.
•
Changes in building codes could lower the demand for Captivision Korea’s G‑Glass technology.
•
Captivision Korea sometimes manages the installation of its products, which subjects it to risks and costs that may impact its profit margin.
•
Captivision Korea sometimes relies on third‑party contractors for the installation of its products, which subjects it to risks and costs that are out of its control.
•
Captivision Korea is subject to labor, health, construction/building and safety regulations, and may be exposed to liabilities and potential costs for lack of compliance.
•
Equipment failures, delays in deliveries and catastrophic loss at Captivision Korea’s manufacturing facilities could lead to production curtailments or shutdowns that prevent it from producing its products.
•
Captivision Korea may be adversely affected by disruptions to its manufacturing facilities or disruptions to its customer, supplier or employee base.
•
Captivision Korea operates with a modest inventory, which may make it difficult for it to efficiently allocate capacity on a timely basis in response to changes in demand.
•
Captivision Korea’s business involves complex manufacturing processes that may cause personal injury or property damage, subjecting it to liabilities and possible losses or other disruptions of its operations in the future, which may not be covered by insurance.
•
Failure to protect Captivision Korea’s intellectual property rights could impair its competitiveness and harm its business and future prospects.
•
Earthquakes, tsunamis, floods, severe health epidemics and other natural calamities could materially adversely affect Captivision Korea’s business, results of operations or financial condition.
•
Captivision Korea continues to face significant risks associated with its international expansion strategy.
•
Our current liquidity resources raise substantial doubt about our ability to continue as a going concern and to comply with our debt covenants unless we raise additional capital to meet our obligations in the near term.
•
Captivision Korea’s results of operations are subject to exchange rate fluctuations, which may affect its costs and revenues.

‑ 8 ‑

•
Captivision Korea is subject to the risks of operations in the United Kingdom, China, Japan, Hong Kong and the United States.
•
The Warrants and the Converted Options may never be in the money and may expire worthless.
•
We rely on production facility operators and manufacturing facility employees, and the loss of the services of any such personnel or the inability to attract and retain will adversely affect our business.

Risks Related to Our Industry and Company

The fourth‑generation architectural media glass industry is a nascent industry; it may take a long time for our technology to penetrate our target markets.

We believe we are the first and only provider of fourth generation architectural media glass. Unlike third generation architectural media glass, the fourth‑generation iteration is architecturally durable, fully transparent and is able to be installed in any structures where traditional architectural glass can be installed. However, despite its use in a variety of industries, such as hardware / equipment, software, media content and design, architectural media glass is mainly used for building exteriors and DOOH advertising, giving it limited uses in a somewhat limited market. Since the commercial trends of the fourth‑generation architectural media glass industry are still uncertain in this relatively nascent industry in which we are the sole player, we cannot assure you of the future growth of our G‑Glass technology. We further cannot assure you that our G‑Glass technology will be widely adopted or that it will penetrate any or all of our target markets in the near term, which may adversely affect our profitability.

Our future growth and success are dependent upon the DOOH market and the construction industry’s willingness to adopt architectural media glass and specifically our G‑Glass technology.

Our growth is highly dependent upon the adoption of architectural media glass by the construction industry and DOOH media industry. Although we anticipate growing demand for our products, there is no guarantee of such future demand, or that our products will remain competitive in the market.

Many of our potential customers in the construction industry are heavily invested in conventional building materials and may be resistant to new technology or unfamiliar products and services, in part due to health and safety concerns. Any perception of health and safety concerns, whether or not valid, may indirectly inhibit market acceptance of our products and services. Although we continue to expand our sales by successfully completing over 490 projects across multiple continents, our ability to continue to penetrate the market remains uncertain, as there is no guarantee that we will gain widespread market acceptance.

If the market for architectural media glass in general and our products in particular does not develop as we expect, or develops more slowly than we expect, or if demand for our products decreases, our business, prospects, financial condition and operating results could be harmed. The market for our products could be affected by numerous factors, such as:

•
perceptions about G‑Glass’ features, quality, safety, performance and cost;
•
competition, including from other types of architectural media glass or traditional architectural glass;
•
the cost premium for G‑Glass in contrast to traditional architectural glass;
•
government regulations and economic incentives;
•
reduced construction activity and;
•
concerns about our future viability.

‑ 9 ‑

Failure to maintain the performance, reliability and quality standards required by our customers could have a materially adverse impact on our financial condition and results of operation.

If our products or services have performance, reliability or quality problems, or our products are improperly installed (for instance, with incompatible glazing materials), we may experience additional warranty and service expenses, reduced or canceled orders, diminished pricing power, higher manufacturing or installation costs or delays in the collection of accounts receivable. Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time‑consuming litigation that could require significant time and attention of management and involve significant monetary damages that could adversely affect our financial results.

Our business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, shipping or services.

Although certain of the raw materials we use to produce G‑Glass, such as unique resin, IC semiconductor chips and LEDs, are manufactured through proprietary processes, we source all of our raw materials and components from a limited number of third‑party providers on an as‑needed basis. Mitigating volatility in certain commodities, such as oil, affecting all suppliers may result in additional price increases from time to time, regardless of the number and availability of suppliers. Our profitability and production could be negatively impacted by limitations inherent within the supply chains of certain of these component parts, including competitive, governmental, and legal limitations, natural disasters, and other events that could impact both supply and price.

Additionally, we are dependent on certain service providers for key operational functions, such as installation of finished goods. While there are a number of providers of these services, the cost to change service providers and set up new processes could be significant. Our ongoing efforts to improve the cost effectiveness, performance, quality, support, delivery and capacity of our products and services may reduce the number of providers we depend on, in turn increasing the risks associated with reliance on a single or a limited number of providers. Our results of operations would be adversely affected if we are unable to obtain adequate supplies of high‑quality raw materials, components or finished goods in a timely manner or make alternative arrangements for such supplies in a timely manner.

The enduring consequences of the COVID‑19 pandemic had an adverse impact on our business in both 2020 and 2021. Additionally, the simultaneous negative effects of the armed conflicts in Israel and Ukraine, coupled with a sluggish economic environment exacerbated by high‑interest rates, contributed to the disruptions of our supply chain for specific components throughout 2023. These disruptions resulted in increased prices for essential commodities such as glass, semiconductors, and aluminum, alongside increased shipping and warehousing costs. If these supply chain disruptions and shortages persist in the future, they could affect our ability to procure components for our products on a timely basis, or at all, or could require us to provide longer lead times to secure critical components by entering into longer term supply agreements. Alternatively, supply chain disruptions and shortages may require us to rely on spot market purchases at higher costs to obtain certain materials or products. Future increases in our costs and/or continued disruptions in the supply chain could negatively impact our profitability, as there can be no assurance that future price increases will be successfully passed through to customers. See “—Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID‑19 pandemic” and “—We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.”

A global economic downturn could result in reduced demand for our products and adversely affect our profitability.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the South Korean economy. Global economic downturns in the past have adversely affected demand for our products and services by our customers in South Korea and overseas.

The architectural media glass business is heavily influenced by the economic trends in the real estate, construction, and advertising industries, the governments’ spending abilities and the overall domestic and global economic fluctuations and economic growth trends. The uncertainty of the Biden administration’s policies and the U.S. Federal Reserve’s increase of the base interest rate may pose risks to economic recovery and growth. Additionally, the uncertainty arising out of the

‑ 10 ‑

European Union’s political environment, including the United Kingdom’s exit from the European Union, and China’s current regulations to cool down its overheated real estate market may curtail investor confidence.

We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global architectural media glass industry, any significant disruptions in our supply chain and global economic conditions in general. Any decline in demand for architectural media glass products may adversely affect our business, results of operations and/or financial condition.

Our short‑term profitability will be adversely impacted by our anticipated need to incur significant expenses in connection with the expansion of our staff and marketing efforts.

We plan to fund primarily marketing and sales personnel in our international jurisdictions in order to fuel growth. To date, the expenses and long lead times inherent in our efforts to pursue additional South Korean and international business opportunities have slowed, and are expected to continue to slow, the implementation of our expansion strategy, particularly in light of our ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that we receive as a result of our efforts to develop international business in the short term. Until we are able to increase our sales as a result of such investment, our short‑term profitability will be adversely impacted by the increased costs associated with investing in our expansion plans.

Our sales cycle for large projects is protracted, which makes our annual revenue and other financial metrics hard to predict.

For our Super Large Architectural Media (“SLAM”) installations, our sales cycles, which spans from initial commercial discussion to installation, is approximately four to five years on average, subject to a variety of factors including economic fluctuations and economic growth trends, supply chain disruptions and shortages, political climate changes and credit availability, all of which are out of our immediate control and which could cause delays at various stages of a SLAM installation.

The design and sales quotation phase of a SLAM project typically takes two to three years, followed by a two to three‑year construction phase. We ship and install our architectural media glass at the very end of the construction phase. The points at which we recognize revenue can be highly variable and tend to be determined on a case‑by‑case basis as a combination of when the initial order is placed, when the products are shipped, and when the products are installed and handed over to the customer. Revenue may be recognized at predetermined milestones during the lifecycle of a SLAM project, such as the point of the initial order, the shipment and installation. The longer the sales cycle for a particular project, the more unpredictable our ability to recognize the full potential revenue from such project. Extended sales cycles, without offsetting revenue from smaller projects with shorter sales cycles, can create volatile revenue swings from period to period. In addition, the expenses and long lead times inherent in pursuing SLAM projects have slowed Captivision Korea’s implementation of its strategy to pursue international business opportunities, particularly in light of Captivision Korea’s ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that Captivision Korea receives as a result of its efforts to develop international business in the short term. For a more detailed explanation of Captivision Korea’s revenue recognition strategy see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Components of Results of Operations—Revenues.”

Our ability to realize revenues on our projects is subject to risks related to the financial health and condition of the real estate developers, and their suppliers or contractors, with whom we contract to supply our products. The financial distress or bankruptcy of such developers, and their suppliers and contractors, could result in our inability to realize revenues on contracted projects.

Our key customers include real estate developers and their suppliers and contractors. Because we depend on these customers for a significant portion of our revenue, if any of these real estate developers and their suppliers or contractors were to encounter financial difficulties affecting their ability to make payments, we may not be paid in full or at all on one or more contracted projects, which could adversely affect our operating results, financial position, and cash flows. Further, if any of our customers with whom we have billing or payment disputes seek bankruptcy protection, such dispute or bankruptcy will likely force us to incur additional costs in attorneys’ fees and fees for other professional consultants, which will negatively affect our revenue and profit.

‑ 11 ‑

Technological innovation by others could render our technology and the products produced using our process technologies obsolete or uneconomical.

Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technology and the products derived from our technology may be rendered obsolete or uneconomical by technological advances by others, more efficient and cost‑effective products, or entirely different approaches developed by one or more of our competitors or other third parties. Though we plan to continue to expend significant resources to enhance our technology platform and processes, there are no assurances we will be able to keep pace with technological change.

Our success depends partly upon our ability to enhance existing products and services and to develop new products and services through product development initiatives and technological advances; any failure to make such improvements could harm our future business and prospects.

We have continuously enhanced and improved our existing products and developed new products and services. We are devoting resources to the development of new products in all aspects of our business, including products that can reach a broader customer base. For example, we are working to diversify our customer base by offering smaller scale, mass market products such as bus shelter, bridge, showroom and handrail applications, which require less customization and allow us to generate revenue in a much shorter time frame than SLAM projects. We are also developing our “G‑Store,” an e‑platform where our customers can purchase various artworks and videos, and other media content, to be displayed on G‑Glass. Wherever and whenever our customers install G‑Glass, they will also use media content. Some of our customers have the capability to create their own content. However, the vast majority of our customers do not have their own content creation capability. This creates a secondary sales opportunity to sell media content to our customers. As such, we are developing our content platform, G‑Store. Our South Korean team, dedicated to creating media content, has created an aggregate of over 500 artworks and videos since 2017 to populate the G‑Store. The successful development of our products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products. These events could have a materially adverse impact on our results of operations.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, we cannot provide assurances that any of our product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects. In addition, we may not be able to achieve the technological advances necessary for us to remain competitive, which could have a materially negative impact on our financial condition.

If our efforts to attract prospective clients and advertisers and to retain existing clients and users of our services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business, including our DOOH delivery capabilities, and generate revenue depends on retaining, expanding and monetizing our customer base. In particular, our future growth depends in large part on G‑ Glass installation, adoption of our services and advertising revenue and content monetization across our DOOH business. We have focused on both developing longer‑term higher‑value SLAM projects in an effort to accelerate our growth and profitability and advancing smaller scale mass‑market products that we believe will provide greater earnings stability over time. As part of our effort to secure more SLAM projects, we are looking to introduce glass as a service (“GaaS”) globally, whereby we bear a portion of the maintenance and installation costs of each new G‑ Glass installation and license the use of the G‑Glass to third parties in exchange for a portion of the media and advertising revenue derived from the installation.

However, familiarizing prospective customers with and convincing them of the value proposition of our products and services require significant time and resources. Many of our existing and prospective clients are large property owners, developers and government agencies, and we often struggle to gain access to their ultimate decision makers. The expenses and long lead times inherent in pursuing SLAM projects have slowed the implementation of our strategy to pursue international business opportunities, particularly in light of our ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that we receive as a result of our efforts to develop international business in the short term. Furthermore, our ability to attract new clients, retain existing clients, and convert users of our G‑Glass to our value‑added services depends in large part on our ability to continue to offer compelling curated content, leading technologies and products, superior functionality, and an engaging customer experience.

‑ 12 ‑

Continued downward pricing of third generation products could adversely affect fourth generation architectural media glass pricing, which may affect our results of operations.

Although we are the only player in the fourth-generation iteration of architectural media façades, the pricing of third generation products still impacts our revenues in the DOOH media industry. The market for third generation display‑glass products is large and has attracted numerous new DOOH advertising media and media companies. As some companies have sought to compete based on price, they have created pricing pressures on architectural media glass, which we expect to continue in the future. If competitive forces drive down the prices we are able to charge for our products, our margins will shrink, which will adversely affect our ability to maintain our profitability and to invest in and grow our business.

Our revenue largely depends on continuing domestic and global demand for architectural media glass, large media displays, and associated digital content. Our sales may not grow at the rate we expect.

Currently, our total sales are derived principally from real estate developers, building owners, and to a lesser extent, governments. Going forward, our diversification strategy includes targeting more sales to content, applications and DOOH media. As each of these product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand for our architectural media glass, large media displays and associated digital content from each of the construction industry, the remodeling industry and the DOOH media industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

If new construction levels out and repair and remodeling markets decline, such market pressures have, and may in the future, adversely affect our results of operations.

The architectural media glass industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets. In turn, these larger markets have in the past been, and may in the future be, affected by adverse changes in economic conditions such as demographic trends, employment levels, interest rates, commodity prices, availability of credit and consumer confidence, as well as by changing needs and trends in the markets, such as shifts in customers’ preferences and architectural trends. Already, Captivision Korea’s revenue has been negatively affected by the ongoing environment of elevated interest rates in South Korea, which has delayed and/or reduced spending in the South Korean real estate industry, which historically has been our largest market. Any future downturn or any other negative market pressures could adversely affect our results of operations in the future, as margins may decrease as a direct result of an overall decrease in demand for our products. Additionally, we have additional idle manufacturing capacity which may have a negative effect on our cost structure.

If property developers, who make up our key customer base, continue to, or in the future, face operational and financial challenges, they may continue to, or in the future, change, delay or even cancel ongoing and planned projects. Since our architectural media glass products are installed at the very end of the construction process, at which point we have already, or would already have, incurred significant costs, such changes, delays or cancellations have had, or would have, a negative impact on our financial condition and results of operations.

Our government sector sales, which comprise a significant portion of our sales, may be adversely affected by presidential and congressional elections, policy changes, government land development plan changes and other local political events.

Our customers include national, provincial and local government entities. Our significant government sector sales are made primarily in South Korea. Political events such as pending presidential and congressional elections, the outcome of recent elections, changes in leadership among key executive decision makers, or revisions to government land development plans can affect our ability to secure new government contracts or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid on and/or shift spending priorities to programs in areas for which we do not provide products or services.

The IT, vertical real estate and large format wallscape sectors are regulated and any new or modified regulatory restrictions could adversely affect our sales and results of operations.

The IT, vertical real estate and large format wallscape sectors are subject to various laws, ordinances, rules and regulations concerning zoning, building design and safety, hurricane and floods, construction, and other similar matters. G‑Glass has been tested and successfully obtained various certifications required for electric safety as well as construction materials in

‑ 13 ‑

all of our key markets, including Korea Certification (KC), China Compulsory Certification (CCC), Conformité Européenne (CE) and Underwriter Laboratories (UL) certification. However, if we fail to maintain or renew these certifications, we are at risk of falling out of compliance with applicable laws, ordinances, rules and regulations, which will negatively affect our sales and results of operations. Further, increased regulatory restrictions could limit demand for our products and/or services, which could adversely affect our sales and results of operations. We may not be able to satisfy any future regulations, which consequently could have a negative effect on our sales and results of operations.

Changes in building codes could lower the demand for our G‑Glass technology.

The market for G‑Glass depends in large part on our ability to satisfy applicable state and local building codes. If the standards in such building codes are raised, we may not be able to meet such requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for our products may decrease in favor of cheaper alternatives. If we are unable to satisfy future regulations, including building code standards, it could adversely affect our sales and results of operations.

Certain jurisdictions have stricter regulations covering the types of products and services we offer, which may potentially deter us from entering or expanding within such jurisdictions in the future. For example, the Hong Kong government imposes stringent rules and requirements with respect to building codes and we may not invest additional resources to penetrate the Hong Kong market if the cost of meeting these requirements outweighs perceived economic gains.

We sometimes manage the installation of our products, which subjects us to risks and costs that may impact our profit margin.

From time to time, we plan and manage the installation of our products at our customers’ venues. The installation process subjects us to risks that are out of our immediate control, including construction delays, unexpected modifications, work stoppages, extreme weather conditions and operational hazards. In addition, we rely on various contractors and subcontractors to carry out each step of the construction and installation process, including brick, façade, insulation, windowpane and curtain glass installers, carpenters, electricians, painters and other contractors. Our reliance on third party contractors in combination with certain operational risks can result in delays, damages, replacements or repairs that may subject us to increased or unexpected costs and may affect our ability to complete installations in a timely manner.

Due to the number of contractors and workers on a construction site and the difficulty in identifying issues during the construction process, including delays in identifying latent leaks, intermittent electrical power or signal failures, or other issues, it is difficult to identify the root cause of certain issues that materialize during the installation process. This uncertainty may prevent us from assigning legal liability or requesting reimbursement from third party contractors, forcing us to fund any replacements or remedies necessary for the completion of the installation. As a result, our project margin may be adversely affected.

We sometimes rely on third‑party contractors for the installation of our products, which subjects us to risks and costs that are out of our control.

We may rely on third party contractors for the installation of our products at our customers’ venues. Such installation work is subject to various hazards and risks, including extreme weather conditions, work stoppages and operational hazards. If we are delayed or unable to complete installations due to a third‑party contractors’ failure to properly operate or if we experience significant changes in the cost of these services due to new or additional regulations, we may not be able to complete installations in a timely manner or make alternative arrangements for such installations in a timely manner. As installation costs represent a significant part of our cost structure, substantial increases in these costs would result in a material adverse effect on our revenues and costs of operations.

Additionally, the performance of such third‑party contractors is outside of our control, as a result, failures or deficiencies in the installations of third‑party contractors could have an adverse impact on our operating results.

We are subject to labor, health, construction/building and safety regulations, and may be exposed to liabilities and potential costs for lack of compliance.

We are subject to labor, health, construction/building and safety laws and regulations that govern, among other things, the relationship between us and our employees, and the health and safety of our employees. If an adverse final decision that we

‑ 14 ‑

violated any labor or health and safety laws is issued, we may be exposed to penalties and sanctions, including the payment of fines. Our subsidiaries could also be subject to work stoppages or closure of operations.

We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may adversely affect our business.

Our success depends to an extent upon the continued service of our research and development and engineering personnel, as well as on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. Our focus on rapid technological developments and advanced manufacturing processes has meant that we must aggressively recruit research and development personnel and engineers with expertise in cutting‑edge technologies.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, if at all. We also employ highly skilled line operators at our production facilities.

The loss of the services of a significant number of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, may have an adverse effect on our operations.

Equipment failures, delays in deliveries and catastrophic loss at our manufacturing facilities could lead to production curtailments or shutdowns that prevent us from producing our products.

We have one operational state‑of‑the‑art manufacturing facility located in Pyeongtaek, South Korea, which currently fulfills all of the market demand for our products. In March 2020, our second manufacturing facility, located in Tianjin, China, temporarily suspended its operations as a result of COVID‑19 pandemic‑related restrictions imposed by the Chinese government on manufacturers. Our Chinese manufacturing facility has not yet restarted operations, and no concrete proposal has been made as to if, and when, operations might resume. Any interruption or significant disruption in production capabilities at our facilities stemming from equipment failures, insufficient personnel to operate our manufacturing facilities, or other reasons could result in our inability to manufacture our products, which would reduce our sales and earnings for the affected period. See “— We rely on production facility operators and manufacturing facility employees, and the loss of the services of any such personnel or the inability to attract and retain will adversely affect our business.”

In addition, as a result of the highly customizable nature of our products, we generally begin the manufacturing process after receiving an order from a customer rather than relying on pre‑existing inventory. If our manufacturing facilities experience any production stoppages, even if only temporarily, or any delays, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased product returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions, acts of terrorism or extreme weather conditions. Any plant shutdowns or periods of reduced production stemming from equipment failure, delays in deliveries or catastrophic loss, could have a material adverse effect on our results of operations or financial condition. Further, we may not have adequate insurance to compensate for all losses that result from any of these events.

We may be adversely affected by disruptions to our manufacturing facilities or disruptions to our customer, supplier or employee base.

Any disruption to our manufacturing facilities could damage a significant portion of our inventory and materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by weather‑related events, acts of terrorism, pandemics, our ongoing capital constraints, or any other cause, our business could be temporarily adversely affected by decreased production capabilities, higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates and scheduling issues. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase costs.

‑ 15 ‑

We rely on production facility operators and manufacturing facility employees, and the loss of the services of any such personnel or the inability to attract and retain will adversely affect our business.

Our success depends to an extent upon the continued service of our production facility operators and manufacturing facility personnel, especially for the completion of large‑scale projects and during periods of rapid growth. The recent loss of the services of a significant number of our manufacturing facility personnel and our inability to identify adequate replacements due to our ongoing capital constraints will have an adverse effect on our operations. In particular, our reduction in human capital has disrupted our production capabilities at our facilities for the production of one of our large‑scale projects, which we expect will lead to the delayed delivery of the product to our client. This delay will reduce our sales and earnings for the affected period and could lead to increased product returns or cancellations and cause us to lose future sales from this client.

We operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our customers provide us with advance forecasts of their product requirements. However, due to the highly customizable nature of our components and large‑scale products in particular, firm orders are not placed until negotiations on purchase prices and construction timelines are finalized and definitive orders are placed several months prior to delivery.

As a result, firm orders may be less than anticipated based on these prior forecasts. Although we typically operate with an inventory level estimated for several months, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such modifications in order volumes. Our inability to respond quickly to changes in overall demand for architectural media glass as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

We may experience losses on inventories.

The customizable nature of most of our projects makes it difficult for us to maintain usable stock of finished or semi‑finished products. As a result, our inventory consists mostly of raw materials including, glass stocks, LEDs, aluminum extrusion, resins, adhesives, drivers, FPCBs and spacer tape, among other items. Our ability to fulfil orders in a timely manner regardless of their size is dependent on the maintenance of adequate reserves of raw materials in our inventory.

We manage our inventory based on our customers’ and our own forecasts and typically operate with an inventory level estimated for several months. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers within several months after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management. Other factors affecting our inventory levels include the shelf life of our raw materials and the production capacity of our manufacturing facilities.

Any issues or delays in meeting our projected manufacturing costs and production capacity could adversely impact our business, prospects, operating results and financial condition.

Future events could result in issues or delays in further ramping our products and expanding production output at our existing and future operating lines. In order to achieve our volume and the anticipated ramp in production of our products, we must continue to sustain and ramp significant production at our existing production lines. We are not currently employing a full degree of automation in the manufacturing processes for our products. If we are unable to maintain production at our facilities, ramp output additionally over time as needed, and do so cost‑effectively, or if we are unable to attract, hire and retain, as we have been unable to do recently, a substantial number of highly skilled personnel, our ability to supply our products could be negatively impacted, which could adversely affect our brand and harm our business, prospects, financial condition and operating results. See “—We will require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of its existing process technologies that produce each of our products, and we may not be able to obtain such financing on favorable terms, or at all.”

‑ 16 ‑

Our failure to properly manage the distribution of our products and services could result in the loss of revenues and profits.

We utilize a direct sales force, as well as a network of distribution and integration partners, to market and sell our products and services. We are continually reviewing our go‑to‑market strategy to help ensure that we are reaching the most customers that we can and with the highest level of service. At times, this may require strategic changes to our sales organization or enlisting or dropping various distributors in certain regions, which could result in additional costs or operational challenges. Successfully managing the interaction of our direct and indirect sales channels to reach various potential customers for our products and services is a complex process. In addition, our reliance on indirect selling methods may reduce visibility to demand and pricing issues.

To support the expansion of our business internationally, we may decide to make changes to our operating structure in other countries when we believe these changes will make us more competitive by reaching additional customers, offering faster delivery, importation services, and/or local currency sales. These new operating models may require changes in legal structures, business systems, and business processes that may result in significant business disruption and negatively impact our customers’ experience, resulting in loss of sales. Furthermore, as we assume more responsibility for the importation of our products into other countries, we face higher compliance risk in adhering to local regulatory and trade requirements. Finally, the local stocking of our products in countries outside of our primary distribution centers may result in higher costs and increased risk of excess or obsolete inventory associated with maintaining the appropriate level and mix of stock in multiple inventory locations, resulting in lower gross margins.

Our go‑to‑market strategy has distinct risks and costs, and therefore, our failure to implement the most advantageous balance in the sales and operating model for our products and services could have a material adverse effect on our revenue and profitability.

Our business involves complex manufacturing processes that may cause personal injury or property damage, subjecting us to liabilities and possible losses or other disruptions of our operations in the future, which may not be covered by insurance.

Our business involves complex manufacturing processes. Some of these processes, such as various forms of durability testing, involve high pressures, temperatures and other hazards that present certain safety risks to workers employed at our manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident to the extent not covered by insurance, could result in unexpected cash expenditures, thereby reducing the cash available to operate our business. Such an accident could disrupt operations at any of our facilities, which could adversely affect our ability to deliver products to our customers on a timely basis and to retain our current business.

Operating hazards inherent in our business, some of which may be outside of our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts accrue based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims.

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in South Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in South Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or

‑ 17 ‑

patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re‑examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that the fact that we produce G‑Glass from fully proprietary, self‑developed production machines and equipment, and are the only market player that can offer products of this kind at this time are critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

We may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co‑inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation and any such liabilities or regulation may adversely affect our costs and results of operations in the future.

Our manufacturing processes involve hazardous materials and generate industrial waste such as used glass containing resin at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of waste substances, which are frequently changing and becoming more stringent. Although we have enacted safety measures, engaged in employee education on handling such materials and installed various types of safety equipment, consistent with industry standards, for the treatment of such industrial waste, engage a professional third party industrial waste management service provider and believe that our facilities are materially in compliance with such laws and regulations, we cannot provide assurance that our protocols will always be followed by our employees or the third party service provider and safety or environmental related claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent safety or environmental standards.

Furthermore, as owners of real property, our subsidiaries can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future because of spills or releases of hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. Environmental regulatory requirements may become more burdensome, increase our general and administrative costs, the availability of construction materials, raw materials and energy, and increase the risk that our subsidiaries incur fines or penalties or be held liable for violations of such regulatory requirements. New regulations regarding climate change may also increase our expenses and eventually reduce our sales.

‑ 18 ‑

Earthquakes, tsunamis, floods, severe health epidemics (including any possible recurrence of COVID‑19 or other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, fires, extreme weather events (whether as a result of climate change or otherwise), severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as certain of our manufacturing facilities, are located in countries which have historically suffered natural calamities from time to time, such as China and South Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including South Korea, China, Japan, the United States and Europe, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

Future pandemics could have an adverse effect on our business.

Future pandemics could significantly impact the national and global economy and commodity and financial markets. For example, the COVID‑19 pandemic caused, among other things, extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and a global recession. The response to COVID‑19 led to significant restrictions on travel, temporary business closures, quarantines and global stock market volatility.

While the impacts of COVID‑19 have diminished, any resurgence or new strains, or any future pandemics, may have further impacts on labor availability, consumable supply and transport logistics. Any future pandemics, or a resurgence, or new strains of COVID‑19 could lead to significant restrictions on travel and business closures. These travel restrictions and business closures may in the future adversely affect our operations, including our ability to obtain regulatory approvals and to sell our product, which could materially and adversely affect our business. The impacts of any future pandemics on our operational and financial performance will depend on various future developments, including the duration and spread of any new outbreak of an existing or new strain and the impact on regulatory agencies, customers, suppliers and employees.

We continue to face significant risks associated with our international expansion strategy.

We are continuing to seek new opportunities to produce and commercialize products using our process technologies outside the South Korea through entering into licensing and distribution with new and existing industry partners.

Overall, the expenses and long lead times inherent in our efforts to pursue international business opportunities have slowed, and are expected to continue to slow, the implementation of our expansion strategy, particularly in light of our ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that we receive as a result of our efforts to develop international business in the short term. More broadly, our international business operations are subject to a variety of risks, including:

•
challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;
•
the need to comply with a variety of South Korean laws applicable to the conduct of overseas operations, including export control laws and local law requirements;
•
our ability, or reduced ability, to protect our intellectual property in certain countries;
•
potential for longer sales cycles in certain countries;
•
changes in or interpretations of foreign rules and regulations that may adversely affect our or our industry partners’ ability to produce or sell products manufactured using our process technologies or repatriate profits to South Korea;
•
economic, political or social instability in foreign countries;

‑ 19 ‑

•
difficulties in staffing and managing foreign and geographically dispersed operations including our ongoing operations and planned operational growth in China;
•
changes in demand for products produced using our process technologies in international markets;
•
the imposition of tariffs and other foreign taxes;
•
the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures; and
•
the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our industry partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period‑to‑ period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:

•
achievement of, or failure to achieve, technology or product development milestones needed to allow us to enter identified markets on a timely and cost‑effective basis;
•
delays or greater than anticipated expenses associated with the scale‑up and the commercialization of process technologies to produce new products;
•
changes in the amount that we invest to develop, acquire or license new technologies and processes;
•
our ability to successfully enter into partnering arrangements, and the terms of those relationships (including levels of related capital contributions);
•
fluctuations in the prices or availability of the raw materials required to produce products using our process technologies or those of our competitors;
•
changes in the size and complexity of our organization, including our expanded operations as a public company;
•
changes in general economic, industry and market conditions, both domestically and in our foreign markets;
•
business interruptions, including disruptions in the production process at any facility where products produced using our process technologies are manufactured;
•
departure of executives or other key management employees;
•
changes in the needs for the products produced using our process technologies;
•
the development of new competitive technologies or products by others and competitive pricing pressures;
•
the timing, size and mix of sales to our industry partners for products produced using our process technologies; and
•
seasonal production and the sale of products produced using our process technologies.

‑ 20 ‑

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

Our current liquidity resources raise substantial doubt about our ability to continue as a going concern and to comply with our debt covenants unless we raise additional capital to meet our obligations in the near term.

Since inception, we have incurred recurring net losses and negative cash flows from operating activities, and we have financed operations primarily through financing transactions, such as the issuance of convertible promissory notes and loans. As of December 31, 2023 we have an outstanding deficit of $136.8 million, and our current liabilities exceed current assets by $40.7 million. We expect our losses to continue for the foreseeable future as we invest in our capabilities and continue to market and deploy our products with customers. Our cash and cash equivalents are not sufficient to fund operating expenses, currently anticipated expenditures and other obligations as they come due, and we will require additional capital infusions to fund our ongoing operations. As a result, substantial doubt exists about our ability to continue as a going concern within one year after the issuance date of our financial statements for the year ended December 31, 2023. In addition, based on our current business plan and forecasts, without the injection of further capital, we anticipate being unable to comply with certain of our debt covenants in our existing loan agreements. Unless these defaults are waived or cured, our lenders could accelerate repayment of our indebtedness which would give them the right to declare any and all debt outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral in which we granted a security interest to them. If our debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which would materially and adversely affect our cash flows, business, results of operations, and financial condition.

We will require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to obtain such financing on favorable terms, or at all.

•
Captivision Korea’s operations have consumed substantial amounts of cash since inception, and we expect to incur increasing expenses going forward, in particular, as we:
•
repay transaction and other expenses associated with the Business Combination;
•
enter into and engage in strategic partnering arrangements to produce products cost‑effectively at acceptable quality levels and price points, including making capital contributions for the construction of certain plants;
•
invest in developments with respect to existing process technologies in order to increase their effectiveness or reduce related capital expenditures;
•
expand research and development efforts;
•
grow the business organization;
•
pursue select distribution opportunities;
•
seek to identify additional market opportunities for the products produced using Captivision Korea’s process technologies; and
•
pursue partnering arrangements.

Our operating cash flow, short term financing capabilities, and our existing cash and cash equivalents will not be sufficient to fund operations for at least 12 months from the date of this annual report. To continue operations, we will need to raise capital through equity debt, or mezzanine financing. Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect our and Captivision Korea’s ability to conduct day‑to‑day operations. In addition, neither we, nor Captivision Korea, can guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. Captivision Korea has faced, and continues to face, significant ongoing capital constraints in

‑ 21 ‑

2023 which have prevented it from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of existing pipeline into revenue. Further, circumstances may cause it to consume capital significantly faster than we currently anticipate, and it may need to spend more money than currently expected because of circumstances beyond our and its control. Moreover, Captivision Korea and its industry partners may experience delays in the production of commercial quantities of products, in a manner that is cost‑effective and at suitable quality levels, which would postpone Captivision Korea’s, and therefore our, ability to generate revenue associated with the sale of such products.

As discussed above, ongoing capital constraints have prevented Captivision Korea from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of existing pipeline into revenue. If we and Captivision Korea are unable to raise additional capital on acceptable terms or at all, we may be required to:

•
delay or suspend some or all manufacturing and commercialization efforts;
•
decrease or abandon some or all research and development efforts;
•
decrease the financial resources dedicated to partnering efforts, which may substantially postpone the development, manufacture, marketing or sale of existing and future products produced using Captivision Korea’s process technologies;
•
suspend the growth of the organization; and/or
•
liquidate our assets even though the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in the financial statements.

To raise additional funds to support business operations, we may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of our capital stock and dilution to our shareholders. Alternatively, we may incur debt or issue other debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and our business and results of operations may be harmed.

We expect our growth to accelerate in the future in connection with our commercialization efforts, expanded research and development activities, and as we transition to operating as a public company. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:

•
enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;
•
effectively scale our operations;
•
successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;
•
expand our facilities and equipment; and
•
effectively manage and maintain our corporate culture.

These enhancements and improvements will require significant capital expenditures that are beyond our existing resources and allocation of valuable management and employee resources, and our growth will continue to place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and

‑ 22 ‑

expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation.

Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan, between the Korean Won and the Euro, and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

To date, the majority of our revenue is derived from the Korean market; as a result, our revenue is denominated mainly in Korean Won. Most of our international sales are denominated in U.S. dollars, and, to a much lesser extent, Japanese Yen and Chinese Yuan. The majority of our costs and the largest proportion of our expenditures on capital equipment are denominated in Korean Won. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, will affect our pre‑tax income.

In recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price‑competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms.

A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan‑ or Japanese Yen‑denominated purchases of equipment, raw materials or components, as applicable. Despite the fact that the majority of our costs and revenues are in Korean Won, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

Increasing interest rates could materially adversely affect our ability to generate positive cashflows and secure financing required to carry out our strategic plans.

Historically, portions of our debt have been indexed to variable interest rates that are affected by a variety of factors over which we have no control. A rise in interest rates could adversely impact the cost of financing for a portion of our debt with variable interest rates which could negatively impact our cash flow generation. Furthermore, a rise in interest rates could limit our ability to obtain financing required to support our growth through our continuing programs designed to develop new products, expand the capacity of our manufacturing facilities and execute our business strategy. While we may mitigate the risk derived from interest rate fluctuations by entering into derivative contracts or by obtaining fixed rate financing, general increases in interest rates would still have an impact on the cost of financing and our ability to obtain appropriate funding.

Government regulation of DOOH media may restrict our out‑of‑home advertising operations.

Regulation of the DOOH media industry varies by municipality, region and country, but generally limits the size, placement, hours of operations, nature and density of out‑of‑home displays. Other regulations limit the subject matter, animation and language of out‑of‑home displays. Our failure to comply with these or any future regulations could have an adverse impact on the effectiveness of our architectural media glass installations or their attractiveness to clients as an advertising medium. As a result, we may experience a significant impact on our operations, revenue, international client base and overall financial condition.

We have encountered regulations that restrict or prohibit digital displays, such as our digital billboards that display digital advertising copy from various advertisers which changes several times per minute. Since digital billboards have been developed and introduced relatively recently into the market on a large scale, existing regulations that currently do not apply to them by their terms could be revised or new regulations could be enacted to impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety. Any new restrictions on digital billboards could have a material adverse effect on both our existing inventory of digital billboards and our plans to expand our digital deployment.

‑ 23 ‑

A number of state and local governments have implemented or initiated taxes, fees and registration requirements in an effort to decrease or restrict the number of outdoor signs and/or to raise revenue. From time to time, legislation has also been introduced in international jurisdictions attempting to impose taxes on revenue from out‑of‑home advertising, for the right to use out‑of‑home advertising assets or for the privilege of engaging in the out‑of‑home advertising business. Several jurisdictions have imposed such taxes as a percentage of our out‑of‑home advertising revenue generated in that jurisdiction or based on the size of the billboard and type of display technology. In addition, some jurisdictions have taxed companies’ personal property and leasehold interests in advertising locations using various valuation methodologies. We expect U.S. and foreign jurisdictions to continue to try to impose such taxes as a way of increasing revenue. The increased imposition of these measures could adversely affect our operating income if we are unable to pass on the cost of these items to our customers.

Regulations governing categories of products that can be advertised through our products vary across the countries in which we conduct business. Certain products and services, such as tobacco, are banned from outdoor advertising in the U.S., and other products, such as alcohol, may be targeted in the future. Most E.U. countries, among other nations, also have banned outdoor advertisements for tobacco products and regulate alcohol advertising. In the U.K., there are localized restrictions on the location of advertising for high fat, salt and sugar foods. While we don’t generate any revenues from such advertising today, any significant reduction in advertising of products due to content‑related restrictions in the future could cause a reduction in our direct revenues from such advertisements and an increase in available space on the existing inventory of billboards in the out‑of‑home advertising industry.

The advancement of laws and regulations may not keep pace with the accelerating advancement of the digital signage industry and technology, which may have a detrimental effect on the growth of our industry.

Changes in government policies can have significant impacts on the profitability of our architectural media glass business. The revised Act on the Management of Outdoor Advertisements in South Korea defines “digital advertising” as the “use of digital displays to provide information or advertisements.” However, defining digital outdoor advertising is complex because digital technology continues to evolve. Additionally, specific discussions surrounding a possible standardization of digital advertisements, display methods, and installation standards have yet to be carried out. Rather than approaching the issue as an ecosystem encompassing hardware, software and content industries, the scope of the current legal approach is limited to regulating advertisements. We believe that the Act on the Management of Outdoor Advertisements is a more complex legal framework than other laws regulating media advertisements.

Because the installation and operation of advertisements are mandated by city and province regulations, even if the law is revised, the installation and operation of advertisements will be complicated by local frameworks unless the city, province, county, and local ordinances are similarly revised. Given the digital signage industry and enabling technology are fast evolving, the laws and regulations may not keep the pace, which may hamper the growth of our industry.

Failures or security breaches of our networks or information technology systems could have an adverse effect on our business.

We rely heavily on information technology (“IT”) both in our products and services for customers and in our IT systems used to run our business. Government agencies and security experts have warned about growing risks of hackers, cyber‑criminals, malicious insiders and other actors targeting confidential information and all types of IT systems. These actors may engage in fraudulent activities, theft of confidential or proprietary information and sabotage or ransomware.

Our IT systems, connected products, and confidential information, which we collect and store in our cloud‑based data centers and on our networks, may be vulnerable to damage or intrusion from a variety of attacks including computer viruses, worms or other malicious software programs. The risk of such attacks may increase as we integrate newly acquired companies or develop new connected products and related software. These attacks pose a risk to the security of our products, systems and networks and those of our customers, suppliers and third‑party service providers, as well as to the confidentiality of our information and the integrity and availability of our data.

While we attempt to mitigate these risks through board oversight, controls, due diligence, employee training and communication, third party intrusion testing, system hardening, email and web filters, regular patching, multi‑factor authentication, surveillance, encryption, and other measures, we remain vulnerable to information security threats.

We may experience cyber security threats and vulnerabilities in our systems and those of our third‑party providers, and we have experienced viruses and attacks targeting our IT systems and networks. Despite the precautions we take, we could

‑ 24 ‑

experience an intrusion or infection of our systems or connected products. While we have not had such intrusions or infections to date, we cannot guarantee there will be no such intrusions or infections in the future. Similarly, an attack on our IT systems or connected products could result in theft or disclosure of trade secrets or other intellectual property, a breach of confidential customer or employee information, or product failure or misuse. Any such events could have an adverse impact on sales, harm our reputation and cause us to incur legal liability and increased costs to address such events and related security concerns. As threats evolve and become more potent, we may incur additional costs to secure the products that we sell, as well as our data and infrastructure of networks and devices.

We do not have absolute control over the affiliates where we are the minority shareholder nor do we maintain control over the actions of other shareholders. Actions of other shareholders of affiliates could negatively impact our performance.

We do not have a majority ownership stake in each of G‑SMATT Japan Co., Ltd. (“G‑SMATT Japan”), G‑SMATT Hong Kong Co., Ltd. (“G‑SMATT Hong Kong”) and Tian Jin CECEP Brillshow Co., Ltd. (“Brillshow”), a joint venture with China Energy Conservation and Environmental Protection Group (“CECEP”). Although together with G‑Frame Co., Ltd. (“G‑Frame”), a wholly‑owned subsidiary of Captivision Korea, we own a majority stake in G‑SMATT America Co., Ltd. (“G‑SMATT America”), Captivision Korea does not individually own a majority stake in G‑SMATT America. As a result, we do not have absolute control over the operations of such companies nor do we maintain control over the actions of other shareholders.

In many cases, other shareholders may share certain approval rights over major decisions and these investments may involve risks not otherwise present with other methods of investment, including, but not limited to:

•
that other shareholders might become bankrupt;
•
that other shareholders may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;
•
that other shareholders may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; For example, Zhong Jiénéng New Material Investment Co., Ltd., our co‑venturer in Brillshow, is entitled to elect a majority of the board of directors of, and thereby exercise control over Brillshow;
•
that, if other shareholders fail to fund their share of any required capital contributions, we may be required to contribute that capital;
•
that joint venture or shareholders agreements often restrict the transfer of other shareholders’ interest or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
•
that our relationships with other shareholders are contractual in nature and may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above‑market price to continue ownership;
•
that disputes between us and any of other shareholders may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business; and
•
that we may in certain circumstances be liable for the actions of other shareholders.

Our joint distribution agreement with G‑SMATT Global, which is in effect until 2025, may adversely affect our financial results.

Pursuant to the Distribution Agreement dated as of July 31, 2015, between the us and G‑SMATT Global Co., Ltd. (“G‑SMATT Global”), as amended on March 7, 2019 (the “G‑SMATT Global Distribution Agreement”), Captivision Korea granted G‑SMATT Global the joint right with Captivision Korea to distribute G‑Glass in any and all territories worldwide, except China, until July 31, 2025.

‑ 25 ‑

In December 2013, we granted Brillshow exclusive distribution and manufacturing rights in China. Subsequently, in July 2016, Brillshow granted us permission to distribute in China. As a result of ongoing challenging economic conditions in China following the start of the COVID‑19 pandemic, Brillshow’s manufacturing and distribution business in Tianjin, China is currently non‑operational and, as of the date of this annual report, Brillshow does not currently have a plan to resume such operations. Since Captivision Korea has permission to distribute its products in China, Captivision Korea is not currently restricted from distributing and selling products in China that Captivision Korea has manufactured in its South Korean manufacturing facility while Brillshow’s factory remains non‑operational. We believe there is a possibility that Brillshow is wound-up and ceases operations, and the assets currently sitting in the Brillshow JV may be unrecoverable.

Under the G‑SMATT Global Distribution Agreement, the pricing of the products produced by Captivision Korea and sold to G‑SMATT Global for distribution are mutually agreed between the parties, provided that the parties ensure there is an appropriate margin for Captivision Korea. Further, where G‑SMATT Global pursues a project, whether in South Korea or abroad, the prices of the products shall be decided by mutual consultation by Captivision Korea and G‑SMATT Global prior to the submission of project proposals. In addition, in the event that Captivision Korea and G‑SMATT Global jointly develop a new product, (i) any rights to such product, including any intellectual property rights, will be jointly owned by Captivision Korea and G‑SMATT Global and (ii) Captivision Korea will have the right to exclusively produce, and G‑SMATT Global will have the right to exclusively distribute, such product.

On September 14, 2022, the Suwon District Court denied G‑SMATT Global’s filing in connection with the commencement of corporate rehabilitation proceedings. However, we believe that our efforts to mitigate the effects of G‑SMATT Global’s prior bankruptcy proceedings have insulated us from any material impacts on our business functions, financial condition and result of operation. In September 2018, as part of G‑SMATT Global’s restructuring process, Captivision Korea’s management decided to sell G‑SMATT Global. As part of the terms of the sale, (i) Captivision Korea and G‑SMATT Global were given dual distribution rights to distribute G‑Glass in any and all territories worldwide, except China, and (ii) all staff involved in the G‑Glass operation within G‑SMATT Global were transferred to Captivision Korea. The sale of G‑SMATT Global was completed in March 2019.

As a result of the sale and Captivision Korea gaining joint distribution rights to distribute G‑Glass in any and all territories worldwide, except China, Captivision Korea did not suffer any disruption of its operations. Since the start of G‑ SMATT Global’s bankruptcy proceedings, Captivision Korea has retained no material relationship or transactional or financial link with G‑SMATT Global. As such, G‑SMATT Global’s bankruptcy had no material impact on Captivision Korea’s financial condition or results of operation. Once the G‑SMATT Global Distribution Agreement expires in 2025, Captivision Korea will regain full distribution rights.

Although G‑SMATT Global has expressed that it has no intent to distribute our products, we cannot assure you that G‑SMATT Global will not successfully emerge from bankruptcy and exercise its rights under the G‑SMATT Global Distribution Agreement, potentially imposing restrictions on Captivision Korea’s ability to price its products, which may adversely affect our business, results of operations and/or financial condition.

Our Excellent Product designation of G‑Glass by the Public Procurement Service of Korea expires on March 31, 2025, which may materially adversely affect our domestic government sales.

All businesses who wish to supply goods and services to government agencies in South Korea are required to compete through a public tender process to ensure transparency and fair competition, except for goods designated as “Excellent Quality Products” by the Public Procurement Service of Korea (“PPS”). In such case, government agencies can enter into agreements and transact without a public tender.

PPS has been operating the Excellent Quality Products program since 1996, which aims to provide support to prominent small and medium‑sized domestic businesses and venture companies struggling to supply their products to government institutions. The program grants the designation of Excellent Quality Products to technologies that achieve certified standards for Korean Technology, New Technology, Excellent Machine, Mechanism & Materials, Innovative Technology, Good Recycled Product, Good Quality, electric technologies, construction technologies, and patents following a rigorous evaluation by PPS.

Once a product obtains the Excellent Quality Product designation, PPS registers the designated product as a government‑supply product and contracts with the company. PPS subsequently procures advertisement and promotional services and promotes the product as an Excellent Quality Product to various government agencies and public institutions.

‑ 26 ‑

G‑Glass has been a registered Excellent Quality Product since 2020, which has allowed us to enter into contracts with government agencies without participating in public tendering procedures. However, G‑Glass’ Excellent Quality Product designation will expire on March 31, 2025, after which we will lose the exemption from the public tender requirement. This may result in a decrease in revenues generated from government contracts which could have a negative impact on our financial condition and results of operation.

Risks Related to South Korea and Other Countries Where We Operate

If economic conditions in South Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are headquartered in South Korea and a substantial portion of our operations and assets are located in South Korea.

In addition, the vast majority of our installed projects are located in South Korea. Accordingly, we are subject to political, economic, legal and regulatory risks specific to South Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall South Korean economy. The economic indicators in South Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the South Korean and global economies were affected as a result of the COVID‑19 pandemic. As a result, future growth of the South Korean economy is subject to many factors beyond our control, including developments in the global economy.

The South Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID‑19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the South Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of South Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of South Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Korean Won, the foreign currency reserves held by financial institutions in South Korea, and the ability of South Korean companies to raise capital. Any future deterioration of the South Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

Potential developments that have had or could have an adverse impact on South Korea’s economy include:

•
adverse conditions or developments in the economies of countries and regions that are important export markets for South Korea, such as China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;
•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Korean Won, the U.S. dollar, the euro or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;
•
increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;
•
a deterioration in the financial condition or performance of small‑ and medium‑sized enterprises and other companies in South Korea due to the South Korean government’s policies to increase minimum wages and limit working hours of employees;
•
investigations of large South Korean business groups and their senior management for possible misconduct;
•
a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small‑ and medium‑sized enterprise borrowers in South Korea;
•
the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of

‑ 27 ‑

the manufacturing base from South Korea to China), as well as a slowdown in the growth of China’s economy, which is one of Korea’s most important export markets;
•
the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;
•
social or labor unrest;
•
substantial changes in the market prices of South Korean real estate;
•
a decrease in tax revenue and a substantial increase in the South Korean government’s expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;
•
financial problems or lack of progress in the restructuring of certain South Korean conglomerates, certain other large troubled companies, or their suppliers;
•
loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain South Korean conglomerates;
•
increases in social expenditures to support an aging population in South Korea or decreases in economic productivity due to the declining population size in South Korea;
•
geopolitical uncertainty and risk of further attacks by terrorist groups around the world;
•
the occurrence of severe health epidemics in South Korea or other parts of the world;
•
deterioration in economic or diplomatic relations between South Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);
•
political uncertainty or increasing strife among or within political parties in South Korea;
•
hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;
•
an increase in the level of tensions or an outbreak of hostilities between North Korea and South Korea or the United States;
•
political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;
•
natural or man‑made disasters that have a significant adverse economic or other impact on South Korea or its major trading partners; and
•
changes in financial regulations in South Korea.

We are subject to the risks of operations in the United Kingdom, China, Japan, Hong Kong and the United States.

We have subsidiaries in the United Kingdom, China, Japan, Hong Kong and the United States and a manufacturing plant in Tianjin, China. Consequently, we are subject to the economic, political and tax conditions prevalent in the countries in which we have our subsidiaries and manufacturing facilities, including:

•
fluctuations in the value of local currencies;
•
labor unrest, difficulties in staffing and geographic labor shortages;

‑ 28 ‑

•
longer payment cycles;
•
cultural differences;
•
increases in duties, tariffs, and taxation levied on our products including anti‑dumping and countervailing duties;
•
trade restrictions including limitations on imports or exports of components or assembled products, unilaterally or bilaterally;
•
trade sanctions and related regulatory enforcement actions and other proceedings;
•
potential trade wars;
•
increased scrutiny by the media and other third parties of labor practices within our industry (including but not limited to working conditions) which may result in allegations of violations, more stringent and burdensome labor laws and regulations and inconsistency in the enforcement and interpretation of such laws and regulations, higher labor costs, and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;
•
imposition of restrictions on currency conversion or the transfer of funds;
•
expropriation of private enterprises;
•
ineffective legal protection of our intellectual property rights in certain countries;
•
natural disasters;
•
exposure to infectious disease, epidemics and pandemics, including the effects of the COVID‑19 on our business operations in geographic locations impacted by the outbreak and on the business operations of our customers and suppliers;
•
inability of international customers and suppliers to obtain financing resulting from tightening of credit in international financial markets;
•
political unrest; and
•
a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

Our manufacturing facility located in Tianjin, China suspended its operations in March 2020 due to COVID-19 pandemic restrictions imposed by the Chinese government on manufacturers. Since then, it has not yet resumed production due to ongoing economic challenges in the region. Consequently, CECEP, the primary shareholder with a 62% stake, has consistently communicated its intent to divest this stake to Captivision Korea. We believe that this proposed transaction will serve to fully secure our manufacturing capabilities, contingent upon meeting the specified conditions with Captivision Korea. While it was operational, our Chinese production capabilities were primarily geared towards the domestic Chinese market. If and when we resume manufacturing at our Tianjin facility, our attractiveness to customers and our ability to expand our operations may be affected by changes in United States and other jurisdictions’ trade policies.

In 2018, the United States imposed tariffs on a large variety of products of Chinese origin. On May 10, 2019, the United States increased tariffs on $200 billion of Chinese goods to 25%. Further, on May 15, 2019, former President Donald Trump issued an executive order designed to secure the information and communications technology and services supply chain, which would restrict the acquisition or use in the United States of information and communications technology or services designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction or direction of foreign adversaries. The executive order is subject to implementation by the Secretary of Commerce and applies to contracts entered into prior to the effective date of the order. In addition, the U.S. Commerce Department has implemented additional restrictions and may implement further restrictions that would affect the conduct of business with

‑ 29 ‑

certain Chinese companies. A “phase one” trade deal signed between the United States and China on January 15, 2020 accompanied a U.S. decision to cancel a plan to increase tariffs on an additional list of Chinese products and to reduce the tariffs imposed on May 13, 2019 from 15% to 7.5% effective February 14, 2020. With U.S.‑ China discussions over the “phase one” trade deal potentially stalled, there is a risk the current administration may consider raising tariffs on critical Chinese industries while rolling back tariffs for other products. At present, the majority of tariff exclusions granted have expired and many of the additional tariffs on Chinese origin goods remain, as do concerns over the stability of bilateral trade relations, particularly given the limited scope of the phase one agreement. In addition, China has not met its obligations under the deal and the economic disruption caused by the COVID‑19 pandemic increases the potential for China to invoke the deal’s “disaster clause,” which could further challenge US‑China bilateral trade relations. Depending upon their duration and implementation as well as our ability to mitigate their impact, these tariffs, the executive order and its implementation and other regulatory actions could materially affect our business, including in the form of increased cost of goods sold, decreased margins, increased pricing for customers, and reduced sales.

In light of these circumstances, U.S.‑China bilateral trade relations remain uncertain. At this time, there is no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate the existing tariffs. Furthermore, in China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. Inflation may impact our profits and cash flows as well as adversely affect foreign exchange rates. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Increased tensions with North Korea could adversely affect the South Korean economy and, consequently, our results of operations and financial condition in the future.

Relations between South Korea and North Korea have been tense throughout South Korea’s modern history. The level of tension between the two countries has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between the two nations in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019 (held at the Korean Demilitarized Zone), North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high‑level contacts between South Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the South Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our securities.

Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, in August 2020 and January 2021, former U.S. President Donald Trump issued Executive Orders 13942, 13943 and 13971, setting forth restrictions on persons subject to U.S. jurisdiction from entering into certain transactions within the United States involving TikTok, WeChat and WeChat Pay and eight other Chinese‑linked communications and financial technology software applications. The U.S. District Court for the District of Columbia enjoined enforcement of the EO 13942 restrictions on September 19, 2020 and the U.S. District Court for the Northern District of California enjoined enforcement of the EO 13943 restrictions on September 27, 2020. Although President Biden issued Executive Order 14034 on June 9, 2021 (the “EO 14034”) revoking these three Trump administration executive orders, the EO 14034 reaffirms that

‑ 30 ‑

apps designed, developed, manufactured or supplied by “foreign adversaries” may present national security concerns, particularly with regard to access by persons owned, controlled, or subject to the jurisdiction of “foreign adversaries,” including China.

Our manufacturing facility in Tianjin, China is currently inactive due to the country’s challenging economic conditions, and no concrete proposal has been made as to if, and when, operations might resume. In addition, we plan to sell all stakes in G-SMATT TECH Co., Ltd. This will streamline marketing operations and reduce cash support.

Accordingly, any further deterioration of U.S.-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.

Further militarization of the South Pacific in response to the growing military strength of China could destabilize political relationships in the region and impact regional businesses.

Over the past two decades, China has significantly increased its military presence in the South China Sea, causing tensions in the region to rise. In the event that our product distribution channels are disrupted because of hostile action stemming from the militarization of the South Pacific in response to China’s growing military presence in the area, our ability to deliver our products to our customers could be materially adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

On February 24, 2022, Russia launched an invasion into Ukraine, which has escalated global tensions between the United States and NATO countries against Russia. South Korea has also condemned Russia’s invasion of Ukraine. Multiple economic sanctions against Russia have been imposed by many countries worldwide which has impacted the global economy as many commercial, industrial and financial businesses are closing operations in Russia. Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and destabilizing many foreign currency exchange rates.

Further escalation of conflict can lead to severe constraints on global supply chains such as logistics obstructions, raw material price increases and shortages, and higher energy costs. Disruptions in global supply chains can adversely affect our ability to manufacture and deliver product to our customers.

In addition, the recent Hamas’ attack of Israel and the ensuing war has created and is expected to create further global economic consequences. The lengths, impacts and outcomes of both the ongoing war between Russia and Ukraine and the armed conflict between Israel and Hamas are highly unpredictable, and such unpredictability has created uncertainty for financial and commodity markets. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business.

In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against us.

While we have a subsidiary in the United States, a number of our directors and officers and other persons named in this document reside outside the United States, and a substantial majority of our assets and many of the personal assets of such persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of United States courts against them or us based on the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in South Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

‑ 31 ‑

Changes in South Korea’s customs, import and export laws and foreign policy, may have an adverse effect on our financial condition and results of operations.

Our business depends significantly on South Korea’s customs and foreign exchange laws and regulations, including import and export laws, as well as on fiscal and foreign policies. In the past we have benefited from, and now currently benefit from, certain customs and tax benefits granted by South Korean laws, such as free trade zones which incentivizes the import of machinery and equipment by providing tax breaks, as well as from South Korean foreign policy, such as free trade agreements with countries like the United States. As a result, our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, foreign policy or customs and foreign exchange laws and regulations. We cannot predict what policies the South Korean government will adopt and whether those policies would have a negative impact on the South Korean economy or on our business and financial performance in the future.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in South Korea could adversely affect our results of operations and financial condition in the future.

New tax laws and regulations, and uncertainties with respect to future tax policies pose risks to us.

Changes in tax‑related laws and regulations, and interpretations thereof, can create additional tax burdens on us and our businesses by increasing tax rates and fees, creating new taxes, limiting tax deductions, and/or eliminating tax‑ based incentives and non‑taxed income. In addition, tax authorities and competent courts may interpret tax regulations differently than us, which could result in tax litigation and associated costs and penalties in part due to the novelty and complexity of new regulation.

Risks Related to Operating as a Public Company

Unpaid transaction expenses, the costs of certain fee deferral arrangements and the issuances of additional ordinary shares under certain of our contracts and arrangements may result in dilution of holders of Ordinary Shares and have a negative impact on the our results of operation, our liquidity and/or the market price of the Ordinary Shares.

On April 16, 2024, we issued the Convertible Notes in favor of certain investors in the aggregate amount of $1,175,000, convertible into 233,600 Ordinary Shares, at a conversion price of $5.03 per share, upon the effectiveness of a securities registration statement to the Financial Supervisory Services in Korea in accordance with applicable Korean law. On February 16, 2024, we issued the Convertible Notes in favor of certain investors in the aggregate amount of $1,250,000, convertible into 201,290 Ordinary Shares, at a conversion price of $6.21 per share, upon the effectiveness of a securities registration statement submitted to the Financial Supervisory Services of Korea in accordance with applicable Korean law. On June 30, 2023, JGGC issued a promissory note in favor of JGG SPAC Holdings LLC (“JGG SPAC Holdings”) in the amount of $450,000, which was subsequently increased to $1,500,000 (the “Working Capital Promissory Note”). The total amount owed under the Working Capital Promissory Note as of the Closing Date, is $1,112,500. On the Closing Date, we entered into a deferral agreement with JGGC, JGG SPAC Holdings, and Captivision Korea (the “JGGC SPAC Holdings Deferral Agreement”) for the amount outstanding under the Working Capital Promissory Note. Due to ongoing capital constraints, we were unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of our service providers, Captivision Korea and JGGC entered into agreements (“Deferred Fee Arrangements” and together with the JGGC SPAC Holdings Deferral Agreement, the “Deferral Agreements”) to defer amounts due to these service providers (“Deferred Amounts”) until a future date when sufficient funds may become available to us to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provides that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date.

As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the unpaid transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective Deferral Agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of an Ordinary Share for the 20 consecutive trading day period occurring prior to the applicable election date. The timing, frequency, and the price at which we issue Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity. Any Ordinary Shares issued pursuant to these arrangements will need to be registered for resale on a Form F‑1 registration statement.

‑ 32 ‑

If and when we issue such Ordinary Shares, such recipients, upon effectiveness of a Form F‑1 or Form F‑3 (as applicable) registration statement registering such securities for resale, may resell all, some or none of such shares in their discretion and at different prices subject to the terms of the applicable agreement. As a result, investors who purchase shares from such recipients at different times will likely pay different prices for those shares, and so may experience different levels of dilution (and in some cases substantial dilution) and different outcomes in their investment results. Existing investors may experience a decline in the value of the shares they purchase as a result of future issuances or issuances and sales made by us to such aforementioned parties or others at prices lower than the prices such investors paid for their shares. In addition, if we issue a substantial number of shares to such parties, or if investors expect that we will do so, the actual sales of shares or the mere existence of an arrangement with such parties may adversely affect the price of our securities or make it more difficult for us to sell equity or equity‑related securities in the future at a desirable time and price, or at all.

The issuance, if any, of Ordinary Shares would not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of existing shareholders would be diluted, potentially substantially. Although the number of Ordinary Shares that existing shareholders own would not decrease as a result of these additional issuances, the Ordinary Shares owned by existing shareholders would represent a smaller percentage of the total outstanding Ordinary Shares after any such issuance, potentially significantly smaller.

On the dates that are 365 days and 730 days following the Closing Date, we will be required to make substantial payments in respect of any Deferred Amounts that remain outstanding, plus accrued interest. To finance these costs, we may need to raise capital through equity, debt or mezzanine financing. Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect our and Captivision Korea’s ability to conduct day‑to‑day operations. In addition, neither we, nor Captivision Korea, can guarantee that future financing will be available in sufficient amounts or on terms acceptable, if at all. We may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of our capital stock and dilution to our shareholders.

Alternatively, we may incur debt or issue other debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

We incur significant costs as a result of operating as a public company.

As a public company, we incur and will continue to incur significant legal, accounting and other expenses that Captivision Korea did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes‑Oxley Act, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time‑consuming and costly. For example, such rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, its board of directors’ committees or as executive officers.

Certain members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

‑ 33 ‑

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Any of these effects could harm our business, financial condition and results of operations.

We incur, and will continue to incur significant costs and are subject to additional regulations and financial reporting obligations in South Korea.

Prior to the Business Combination, Captivision Korea was required to file with the Financial Services Commission of Korea (“FSC”) (i) a securities registration statement relating to the public offering of its shares in South Korea, which Captivision Korea had caused to be accepted and made effective by the FSC and (ii) an annual report when such securities registration statement became effective.

As a public company, we incur, and will continue to incur, significant expenses. As a result of filing a securities registration statement in South Korea, we are subject to certain reporting requirements and regulations in South Korea, including, submitting to the FSC (1) an annual business report within 120 calendar days after the end of each fiscal year, (2) interim reports with respect to the three month period, six month period and nine month period from the beginning of each fiscal year within 60 calendar days following the end of each period, and (3) reports describing any event that may have a material effect on its business, financial condition or results of operations; provided, however, that if Captivision Korea has filed any reports deemed equivalent to such reports with the authorities in relevant jurisdictions, we are required to file with the FSC within 10 calendar days from the date of such filing in relevant jurisdictions instead of the above prescribed periods (or, within 5 calendar days in case of the report prescribed in (3) above or such filings deemed equivalent to it), (i) such reports as prescribed in (1) through (3) above or (ii) the filing made in relevant jurisdictions together with its summary in South Korean.

As stipulated under applicable South Korean law, a failure to comply with such obligation may result in criminal punishment, fines, penalties, or suspension or prohibition of issuance, public offering, sales or other transactions of securities in South Korea.

We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes‑Oxley Act.

We are required to provide management’s attestation on internal controls in connection with our second annual report on Form 20‑F. The standards required for a public company under Section 404(a) of the Sarbanes‑Oxley Act are significantly more stringent than those required of Captivision Korea as a privately‑held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of Ordinary Shares.

As a foreign private issuer and a company treated as an “emerging growth company” for certain purposes, we have different disclosure and other requirements than U.S. domestic registrants and non‑emerging growth companies.

As a foreign private issuer and a company treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for certain purposes, we are subject to different disclosure and other requirements than domestic U.S. registrants and non‑emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10‑Q or to file current reports on Form 8‑K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short‑swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act with respect to purchases or sales of our Ordinary Shares. In addition, we may rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of Nasdaq’s corporate governance requirements that are applicable to U.S. domestic registrants. Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the

‑ 34 ‑

U.S. rules relating to the filing of reports on Form 10‑Q or 8‑K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time.

Furthermore, foreign private issuers are required to file their annual report on Form 20‑F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure (“Regulation FD”), aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having substantially the same effect as Regulation FD. As a result of the above, even though we are required to file reports on Form 6‑K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or is required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as a company treated as an emerging growth company for certain purposes, we are not be subject to the same disclosure and financial reporting requirements as non‑emerging growth companies. For example, we are permitted to, and may take advantage of, certain exemptions that allow us to comply with reduced disclosure obligations in this annual report that are applicable to other public companies that are not emerging growth companies. As a result, our shareholders may not have access to certain information that they deem important. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non‑emerging growth company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We cannot predict if investors will find Ordinary Shares less attractive because we rely on certain of these exemptions. If some investors find Ordinary Shares less attractive as a result, there may be a less active trading market for Ordinary Shares and our share price may be more volatile.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Ordinary Shares must be directly or indirectly owned of record by non‑residents of the United States or (b) (1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets must be located outside of United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs us will incur as a foreign private issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of Ordinary Shares.

Section 5605 of the Nasdaq listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we may follow, home country practice in lieu of certain of the above requirements. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices Corporate—Governance Practices.”

‑ 35 ‑

Warrants are exercisable for Ordinary Shares, which will increases the number of shares eligible for future resale in the public market and result in dilution to its shareholders.

Warrants to purchase Ordinary Shares are exercisable in accordance with the terms of the agreement governing those securities. Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of Warrants will be $11.50 per share. To the extent Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that Warrants may be exercised could adversely affect the market price of Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, Warrants may expire worthless.

Our ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for our securities. Additionally, if securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us or our business, market, or our competitors. If no securities or industry analysts commence coverage of us, the price of our securities would likely be less than that which would be obtained if we had such coverage and the liquidity, or trading volume of our securities may be limited, making it more difficult for a holder to sell securities at an acceptable price or amount. If any analysts do cover us, their projections may vary widely and may not accurately predict the results we actually achieve. The price of our securities may decline if our actual results do not match the projections of research analysts covering us. Similarly, if one or more of the analysts who write reports on us downgrades our securities or publishes inaccurate or unfavorable research about our business, the price of our securities could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, the price of our securities or trading volume could decline.

Future resales of a substantial number of Ordinary Shares in the public market, or the perception that such sales could occur, could cause the price of Ordinary Shares to decline.

The market price of Ordinary Shares could decline as a result of substantial sales of Ordinary Shares, particularly sales by our directors, executive officers and significant shareholders, a large number of ordinary shares becoming available for sale or the perception in the market that such sales could occur. As of the date of this annual report, there are approximately 28,979,828 Ordinary Shares outstanding and an additional 64,861,634 Ordinary Shares reserved for issuance upon conversion, exercise or vesting of outstanding securities (excluding any Ordinary Shares reserved for issuance under the Equity Plan). Subject to the lock‑up agreements described below, the Ordinary Shares sold in the Business Combination will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act. Our shareholders or entities controlled by them or their permitted transferees will, subject to the lockup agreements described below, be able to sell their Ordinary Shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Ordinary Shares, the market price of Ordinary Shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of Ordinary Shares to decline.

Pursuant to the Registration Rights Agreement, the RRA Parties have agreed that, during the applicable lock‑up period (beginning on the date of Closing and ending on the 180th day thereafter) such RRA Party will not, directly or indirectly (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

Further the Registration Rights Agreement provides that the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective Ordinary Shares. We are filing the registration statement, to inter alia satisfy our obligations thereunder. Upon expiration of the applicable lock‑up period and upon the

‑ 36 ‑

effectiveness of any registration statement that we file pursuant to the above‑referenced Registration Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, our shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the Ordinary Shares or putting significant downward pressure on the trading price of the Ordinary Shares. Further, sales of Ordinary Shares upon expiration of the applicable lock‑up period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of the Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of Ordinary Shares or the effect, if any, that future issuances and sales of shares of Ordinary Shares will have on the market price of the Ordinary Shares. Sales of substantial amounts of Ordinary Shares), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of Ordinary Shares.

The Warrants and the Converted Options may never be in the money, and may expire worthless.

The exercise price of the Warrants is $11.50 per share, and the exercise price of the Converted Options is $4.84 per share. We believe the likelihood that warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that the holders of the Warrants will be very unlikely to exercise their Warrants. If the market price for our Ordinary Shares is less than the exercise price of the Converted Options, we believe the holders of Converted Options will be very unlikely to exercise their Converted Options. On April 29, 2024, the closing price of our Ordinary Shares on the Nasdaq was $5.08 per share. There is no guarantee that the Warrants or the Converted Options will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants and/or the Converted Options may expire worthless and we may receive no proceeds from the exercise of the Warrants or the Converted Options.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of its directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiaries outside the United States. Substantially all of our assets are located outside the United States. Many of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of South Korea could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by the Governing Documents, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law. Appeals from the Cayman Islands courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on the courts of the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority, but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

‑ 37 ‑

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under the Governing Documents to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the our board of directors.

The Governing Documents contain anti‑takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of Ordinary Shares.

The Governing Documents contain certain provisions that could limit the ability of others to acquire control of us, including provisions that:

•
Authorize our board of directors to issue, without further action by our shareholders, undesignated preferred shares with terms, rights and preferences;
•
impose advance notice requirements for shareholder proposals at annual general meetings;
•
limit our shareholders’ ability to call extraordinary general meetings; and
•
require approval from the holders of at least two‑thirds in voting power of all outstanding shares who attend and voted at our general meeting to amend a provision of the Governing Documents.

These anti‑takeover defenses could discourage, delay or prevent a transaction involving our change of control. These provisions could also make it more difficult for you and other of our shareholders to appoint directors of your choosing and cause us to take other corporate actions that you desire.

‑ 38 ‑

Captivision Korea has granted in the past, and we intend to grant in the future, share incentives, which may result in increased share‑based compensation expenses.

In connection with the Business Combination, our board of directors adopted the Equity Plan. Initially, the maximum number of Ordinary Shares that may be issued under the Equity Plan after it becomes effective is 6,668,797 Ordinary Shares. We believe the granting of share‑based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will grant share‑based compensation and incur share‑based compensation expenses. As a result, expenses associated with share‑based compensation may increase, which may have an adverse effect on our business and results of operations. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

We are a Cayman Islands exempted company with limited liability. The rights of its shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed, by the Governing Documents, the Companies Act and by the common law of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. The Governing Documents vary this last obligation by providing that a director must disclose the nature of his or her interest in any contract or arrangement, and following such disclosure, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self‑dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, many of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States.

As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely to: (i) recognize or enforce against us judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. The Cayman Islands court will not enforce criminal fines and tax judgments and judgments that are contrary to Cayman Islands public policy. However, although there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent

‑ 39 ‑

jurisdiction (the courts of the Cayman Islands will apply the rules of the Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

The A&R Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

The A&R Warrant Agreement provides that, subject to applicable law: (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The A&R Warrant Agreement also provides that we waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the A&R Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of Warrants shall be deemed to have notice of and to have consented to the forum provisions in the A&R Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the A&R Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the Country of New York, State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”) and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice‑of‑forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of A&R Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The price of our Ordinary Shares has and may continue to be volatile.

The price of the Ordinary Shares has and may continue to fluctuate due to a variety of factors, including:

•
changes in the industries in which we and our customers operate;
•
developments involving our competitors;
•
changes in laws and regulations affecting our business;
•
variations in our operating performance and the performance of our competitors in general;
•
actual or anticipated fluctuations in our quarterly or annual operating results;
•
publication of research reports by securities analysts about us or our competitors or our industry;

‑ 40 ‑

•
the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•
actions by shareholders, including the sale by potential PIPE investors of any of their Ordinary Shares;
•
additions and departures of key personnel;
•
commencement of, or involvement in, litigation involving us;
•
changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•
the volume of Ordinary Shares available for public sale;
•
general economic and political conditions, such as the effects of public health outbreaks, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability; and
•
acts of war or terrorism.

These market and industry factors may materially reduce the market price of the Ordinary Shares regardless of our operating performance.

Estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts, including those Captivision Korea has generated, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and products and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing its growth strategies, which are subject to many risks and uncertainties. Accordingly, our forecasts of market growth should not be taken as indicative of our future growth.

We may be required to take write‑ downs or write‑offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of the shareholders’ investment.

We may be forced to write down or write off assets, restructure our operations, or incur impairment or other charges that could result in losses. Unexpected risks may arise and previously known risks may materialize. Even though these charges may be non‑cash items and not have an immediate impact on our liquidity, the fact that we reports charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming any pre‑existing debt or by virtue of any financing arrangement or be unable to obtain future financing on favorable terms or at all. Accordingly, shareholders could suffer a reduction in the value of their initial investment. Such shareholders are unlikely to have a remedy for such reduction in value.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price has been and may continue to be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject us to significant liabilities.

‑ 41 ‑

Our only significant asset is our ownership interest in Captivision Korea. If our business is not profitably operated, we may be unable to pay our shareholders dividends or make distributions or loans to enable us to pay any dividends on our ordinary shares or satisfy our other financial obligations.

We have no direct operations and no significant assets other than our ownership interest in Captivision Korea. We depend on profits generated by our business for distributions, debt repayment and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our ordinary shares. Legal and contractual restrictions in agreements governing our indebtedness, as well as our financial condition and operating requirements, may limit our ability to receive distributions.

There is a risk that we may be classified as a PFIC for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. Holders of Captivision Securities.

A foreign (i.e., non‑U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look‑Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any Look‑Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We have not made a determination as to our PFIC status or the PFIC status of any of the entities in which we hold equity interests. However, based on the nature of our business, the composition of our income and assets, the value of our assets, and our market capitalization, there is a risk that we may be classified as a PFIC in the current taxable year.

Furthermore, our PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year, and is based on the composition of our income and assets, the value of our assets, our market capitalization, and activities in a given year. We therefore cannot express a view as to whether we will be a PFIC for the current or any future taxable year, and U.S. Holders (as defined in “Item 10. Additional Information—E. Taxations—United States Federal Income Tax Considerations—PFIC Considerations”) should invest in Ordinary Shares or Warrants only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.

If we are characterized as a PFIC, U.S. Holders may suffer adverse tax consequences, including having gains realized on the sale of the Captivision Securities (as defined below in “Item 10. Addition Information—E. Taxations—United States Federal Income Tax Considerations—PFIC Considerations”) treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on Ordinary Shares by individuals who are U.S. Holders, having interest charges apply to certain distributions by us and the proceeds of sales of Ordinary Shares, and a requirement to file annual reports with the IRS.

As further described under “Item 10. Additional Information—E. Taxations—United States Federal Income Tax Considerations—PFIC Considerations”, certain elections may be available to U.S. Holders with respect to Ordinary Shares that may mitigate the adverse consequences of PFIC status. U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to adversely affect our business and the market price of Ordinary Shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to adversely affect our business and the market price of Ordinary Shares.

‑ 42 ‑

ITEM 4. INFORMATION OF THE COMPANY

A.
History and Development of the Company

We are an exempted company incorporated with limited liability in the Cayman Islands on February 24, 2023. We own no material assets other than our equity interests in its wholly‑owned subsidiaries, Exchange Sub and Captivision Korea.

Captivision Korea was founded in 2005 in Seoul, South Korea. The first founder of the Company was Mr. Hyungjoo Kim, who established the Company in 2005 under the name, Saman ELT Co., Ltd. In 2009, Saman ELT Co., Ltd. filed for bankruptcy. In 2011, Dr. Ho Joon Lee and Houng Ki Kim fully acquired the Company and re‑founded the Company as G‑SMATT Co., Ltd (n/k/a Captivision Korea). In 2024 GLAAM Co., Ltd. changed its name to Captivision Korea Inc. Its registered office and factory are located at 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea. The following table shows major events in Captivision Korea’s history:

Calendar Year	Event
2005	Founded in Seoul, South Korea
2007	Completed manufacturing facilities and commenced operations
2007‑2014	Improved core product and grew small to medium reference sites
2013	Formed Chinese joint venture Brillshow
2016‑2017	Opened overseas offices in the United States, United Kingdom, Japan and Hong Kong
2017	Installed a 12,000 square foot media façade at COEX Expo Center Seoul’s Gangnam business district
2018	Completed manufacturing facility located in Tianjin, China
2018	Delivered several large media glass implementations to the Pyeongchang Winter Olympics
2019	Completed full set of international certifications
2021	First Launched Pier 17 Howard Hughes installation in New York, United States
2022	Announced strategic partnership with LG Electronics of South Korea for very large‑scale projects integrating façades and other digital screens
2022	Installed 43,000 square foot media façade at the View Hospital in Doha, Qatar
2023	Entered into a binding Business Combination Agreement for its merger with Jaguar Global Growth Corporation I (Nasdaq: JGGC), resulting in us becoming a publicly traded company on Nasdaq
2023

Executed contracts to supply over 16,000 sq. ft. of glass for each of the Mohegan INSPIRE Entertainment Resort in Incheon and the Magok Meeting, Incentives, Convention, and Exhibition (“MICE”) complex in Seoul

Principal Offices

Our principal executive office is at 298-42 Cheongbukjungang-ro Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do, Republic of Korea. Our registered office is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive office set forth above.

We maintain a number of websites including www.captivision.com, www.captivision.co.kr, www.g‑smatteurope.com, and www.glaamamerica.com. The information contained in, or accessible through, our website does not constitute a part of this annual report.

Our corporate filings, and any amendments to those filings, are available in English free of charge on the Investor Relations page at https://ir.captivision.com/, which are uploaded as soon as reasonably practicable after we electronically file (or furnish in certain cases) such material with the SEC, and can also be found at the SEC’s website at http://www.sec.gov.

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

‑ 43 ‑

B.
Business Overview

Overview of the Business

Captivision Korea is the exclusive developer and manufacturer of an innovative architectural media glass product called G‑Glass. G‑Glass is the world’s first IT‑enabled construction material capable of transforming buildings into extraordinary digital media devices. Captivision Korea’s G‑Glass technology combines architectural glass with customizable, large‑scale light‑emitting diode (“LED”) digital media display capabilities, delivering architectural durability, near full transparency and sophisticated media capabilities. Utilized in diverse applications from handrails to complete glass building façades, G‑Glass delivers a paradigm shift in the Digital Out of Home (“DOOH”) media market, providing entirely new revenue models for vertical real estate. With over 490 architectural installations worldwide, we believe Captivision Korea is the market leader in fully transparent media façade capabilities.

Through Captivision Korea, we are a vertically integrated manufacturer controlling almost every aspect of product manufacturing and assembly, including assembling the media glass laminates, manufacturing the aluminum frame, developing the electronics, operating the software and delivering and installing the product. Our ability to exert control over the various stages of design, manufacturing and development of our products enables us to deliver an unparalleled level of quality and service to our customers, who include prestigious automotive brands, commercial retailers, hospitals, major sporting institutions, members of the music industry (as filming backdrops), film production companies, transportation hubs and telecommunications companies.

Our rapid expansion and innovative G‑Glass technology have translated into an increasing international presence. We are a global company with headquarters in South Korea and offices in the United States, the United Kingdom, Japan and China (including Hong Kong Special Administrative Region (“Hong Kong”)). In the years ended December 31, 2023, 2022 and 2021, we generated $14.6 million, $20.2 million and $9.4 million in revenue, respectively.

Competitive Strengths

G‑Glass is Fully Customizable

Architectural media glass projects require a very high degree of customization. A façade may need different sizes of glass, glass coatings, frit patterns (glass printed with ink that contains microscopic particles of ground‑up glass), toughened or heat‑soaked glass, specialist glass types, different glass thicknesses and/or double or triple glazing. Developing the flexibility to deliver all these modifications is complex and requires a specialized production line. We have spent the last decade building these capabilities and integrating them seamlessly into our manufacturing process. This means that we have become a one‑stop shop not only for a customer’s media glass requirement but also for all their glass requirements. We also employ highly proficient façade engineers that understand the detail of glass façade projects and can consult with customers to meet, and sometimes exceed, their glass requirements. The combination of an integrated glass customization process and specialist façade engineering knowledge places us at a significant competitive advantage in bidding for projects.

Architectural Durability

Architectural projects require durable materials in order to withstand extreme weather conditions and normal wear and tear over time. Third generation media façade products currently on the market are ordinary electronic products and have typical life spans of two to five years. Much of the technical innovation of Captivision Korea solutions is our ability to deliver an architectural level durable electronic product that meets real estate developers’ needs for products with a life span of at least 30‑40 years. In order to achieve this durability, we use high‑quality LEDs that are rated to withstand daily use of a minimum of eight hours a day for more than 35 years and are built to the rigorous standards of construction materials. Our product is comprised of LED‑embedded glass components that function just like architectural glass and have full architectural life span. The electronic component is composed of drivers and other such innately less‑durable components and these are housed in the aluminum mullion frame around our G‑Glass and can be easily accessed by opening a cover panel, making them readily accessible for maintenance or replacement. As a result, our product design leads to a highly architecturally durable electronic glass product that is easy to maintain and has a low rate of failure.

‑ 44 ‑

Full Transparency

Nearly all of the currently available media glass technology on the market is partly opaque, limiting its ability to be installed in locations and building façades that require full transparency. As most building façades cannot be obstructed by bar or mesh media systems, there is a much larger market opportunity for transparent products. Our G‑Glass product is more than 99% transparent and can be implemented on virtually any glass façade, vastly increasing the vertical real estate space available for media display. We provide our products to a wide range of applications ranging from new construction to replacement, refurbishment and upgrade of existing architectural glass façades and over existing façades. In addition, our media glass is used as a transparent media surface for interior real estate, for example, behind existing windows, as separate wall dividers, safety guards and bus shelters, among other applications.

Sophisticated Media Capability

When built into a façade, G‑Glass effectively has the same capabilities as any computer monitor. This means that any application or service you can imagine on your personal computer (“PC”) can be run on the façade. However, due to the sheer size and scale of a typical architectural façade that houses G‑Glass, appropriate content and applications need to be chosen that work in that particular setting. Importantly, this content can easily be monetizable and provide additional revenue streams to vertical real estate space with G‑Glass installed.

Our G‑Glass technology is able to generate revenue from several different applications, such as:

•
Content Services: Advertising currently provides most of the content played on large external media screens, but so much more is possible. Outdoor cinema, dynamic art displays, building or city information, and public service content are just a few of the use cases in which G‑Glass can be implemented to generate revenue.
•
Interactive Services: This could be as simple as changing colors of a building as people walk in front of it or could be more complex such as imitating a pool of water and as people walk in front of the building it drops water into the pool. G‑Glass’ capabilities also include architectural gaming, allowing people to play with each other on the side of a building, creating groups that gravitate around to observe these games. These types of services interest and excite people and foster greater community in an area that benefits all the commercial outlets in the vicinity.
•
Broadcasting Services: If appropriate broadcast rights are negotiated, a building could be used to broadcast a football game or other sporting event. The building itself would provide a giant screen for people to watch the action together. Similarly, institutions such as art galleries, theatres or museums could broadcast activities inside the institution on the outside of the building, extending their reach into the community.
•
Messaging Services: Building façades could be used for a public address in the event of an emergency integrating with citywide notification systems. They can also be used for more localized messaging such as reporting on local traffic conditions or the occupancy status of local car parks.
•
Apps: There is endless potential for architectural apps that could broadcast content through a G‑Glass display. There are the obvious ones like a clock, the weather forecast and air quality information but many others are possible, such as a smartphone app that generates a personalized message, a picture or other content when you walk past the building. Buildings could be creative, allowing for paid wedding proposals or a bidding system for different types of content to appear on the building.

Vertical Integration

Our vertical integration and local sourcing of components help keep our cost of production low, delivering a substantial gross margin. With little competition in the market that would drive commoditization and economies of scale in production as we grow, we predict that our gross margin will improve over time.

All of our products are currently manufactured in our state‑of‑the‑art facility covering over 43,000 square feet, located in Pyeongtaek, South Korea, which has a production capacity of over 700,000 square feet of G‑Glass per year, which represents total output capacity of an estimated $220 million of product revenue per year. Current estimated revenue accounts for only about 12% of total output capacity, by revenue, of our South Korean manufacturing facility, which we believe allows for significant market growth without the need for additional CAPEX investment.

‑ 45 ‑

Barriers to Entry

The architectural digital media market is very difficult to break into due in part to the customary requirement for a significant number of reference sites. We have penetrated this market over more than a decade by creating small projects and gradually working towards bigger and bigger installations of our technology. Twelve years following our initial launch we now have a significant number of reference sites. Our installations range from smaller installations all the way up to a 43,000 square foot installation. We believe our reputation as a trusted partner for even bigger implementations is increasing. For example, we recently held discussions regarding a future confidential project of a 140,000 square foot hotel façade implementation in Las Vegas, Nevada.

Our manufacturing machinery and production line is almost entirely proprietary and self‑developed. We believe we have the world’s largest proprietary super‑precision laser etching and surface‑mount technology machine. We offer a complete in‑house solution, including G‑Glass, framing, driver, controller, software, media content, installation, repair and accessory parts. We have developed over 30 proprietary raw materials used in our manufacturing, including unique resin and LEDs from global suppliers.

Our technology is covered by over 20 patents, five of which are fundamental patents essential for G‑Glass production. To date we have completed hundreds of projects worldwide and invested over $185 million in research and development, production facilities and marketing.

We have a full set of international certifications that cover our media glass, including glass safety, glass construction, fire safety and electronics certifications across the European, North American and South Korean markets. These include Conformité Européenne (“CE”), Europäische Norm (“EN”), China Compulsory Certificate, and Korea Certification (“KC”) certifications and this breadth allows us to deliver product into every international market.

We believe that our high production capacity, proprietary technology, deep experience and numerous installations provide us with at least 10 years of market lead over new industry entrants.

Growth Strategies

Converting Current Pipeline

We currently have identified a significant amount of opportunities where we are conducting ongoing discussions with property owners, developers, architects and other potential customers. Of these opportunities, approximately 64 projects are in the proposal phase. Converting these pipelines into “closed deals” diligently and efficiently in the future will drive our company’s initial growth over the next few years.

Developing Media and Services

Our media glass products form a firm foundation for strong growth over the next decade. However, we believe that value added services delivered through our media glass technology can generate significant additional monetary upside. We plan to continue to concentrate on developing media services and applications that can be used at architectural scale to transform urban environments. We believe that buildings can be transformed into giant media devices able to tell stories, deliver information, beautify the cityscape, advertise brands and interact directly with people on both a general and personal level. As the first entrant into this market at an architectural scale, we have an opportunity to become the market leader by firmly tying application platforms to our technology.

Innovation

Innovation and diversification of our product portfolio is a key component of our strategy. In addition to improvements in quality, pixel density and brightness, and technical performance, we are working to deliver new systems, including, for example, for the events market, road safety and sustainable media display. In particular, we are currently working on the integration of photovoltaic systems with our media glass with the intent of delivering media façades that are carbon neutral. This is in line with our strong commitment to sustainability, ethical sourcing of materials and ensuring that our systems move towards carbon neutrality.

Additional Verticals and Applications

‑ 46 ‑

As we continue to innovate on our product and expand internationally, we believe there is significant potential for new applications and uses for our G-Glass, including the utilization of third-party LED products. By growing our product portfolio and becoming a comprehensive architectural display solutions provider, we believe we will be able to compete for a wide array of projects and customer types not currently served by our G-Glass. Historically, we have developed our strongest demand in large commercial and governmental construction projects in the APAC and EMEA regions. However, as our product becomes more widely known, we are seeing strong demand for short-term rental applications, and with the addition of other smaller pixel pitch products, we are seeing further demand among sports, events, media and entertainment customers who can replicate the project over their entire portfolio of assets. Simply put, by utilizing a smaller pixel pitch, we provide a higher resolution product that is required for daytime visibility and close proximity viewing.

Further Penetration of International Markets

We believe a key benefit of the public listing will be the ability to fully staff our regional sales and marketing offices in order to generate an actionable and diversified global pipeline. Based on our experience, $15 million of marketing spend would be expected to result in approximately $100 million of revenue.

Historically, most of our growth has been in South Korea, but, over the last two years, the United States and the United Kingdom offices have also installed scaled projects and have robust growth trajectories. In our Los Angeles location, our media glass technology is utilized by the film and music industry and we have been able to count some of the largest names in media production such as Netflix as recent customers. Further, our Los Angeles office is also seeing growth in its pipeline towards the additional verticals and applications, as evidenced by a recently completed temporary installation at a Coachella Music Festival event with Hulu, as well as continued demand for larger and mid-size installations with commercial and construction customers. Our United Kingdom office recently completed a 43,000 square foot façade installation at View Hospital in Doha, Qatar, our largest installation to date. We believe that this will set the trend towards rapid growth in the Middle Eastern market.

Generating and Converting Global Pipeline

We use a multi‑channel marketing approach that concentrates on informing all potential stakeholders for large and medium sized construction projects about our products. This includes giving Continuing Professional Development (“CPD”) seminars to architects, contacting developers directly via personal contacts or direct marketing, briefing main contractors at trade shows we attend, maintaining memberships with professional bodies in the construction and audio‑visual markets, and an active social media presence. We have a robust reseller network that we support constructively with technical expertise, demonstration units and marketing materials.

Over the next two to three years, we plan to focus on both larger scale opportunities, such as Inspire Casino Resort, the Magok Meeting, Incentives, Convention, and Exhibition (“MICE”) complex in South Korea and NEOM City in Saudi Arabia as well as numerous smaller and mid-size projects. We currently have a signed contract with Inspire Casino, the Magok MICE complex, and are in discussions for future projects regarding NEOM City and various other opportunities in the United States and the APAC region. Our smaller projects, which we believe will be a large driver for growth and will represent a larger mix of our pipeline over time, have a shorter sales cycle and reduce volatility in our revenue stream. Examples of recent smaller projects include a media wall in Incheon Airport in Korea, a showroom for Porsche in the United Kingdom, and various rental and media related projects in the United States.

Maximizing Digital Content Delivery Opportunities

We plan to expand our Glass as a Service (“GaaS”) offering globally. GaaS is a method of cost sharing capital expenditures with the customer, together with an agreement to maintain the installation, in exchange for a license covering the use of the media glass by third parties. Under these arrangements, we would typically retain 80% of the media and advertising revenue that the installation generates, thereby creating a “win‑win” solution where the customer reduces its upfront cost and retains a portion the upside potential while we increase our margins through GaaS, monetizing the installations over 30 years.

Implementations over 200,000 square feet maximize our digital content delivery. These installations are landmark installations and the content cost or advertising spend can be in excess of $10,000 per day. If we are able to acquire multiple sites in capital cities across the world, the opportunities for a brand looking to gain awareness for global product releases would be substantial. This requires that we continue our transformation into a platform product with the content and software becoming as important as the media glass product.

‑ 47 ‑

Product

In developing our G‑Glass technology, we set out early to solve three fundamental flaws that we have observed in many of the media façade products currently in the market:

1.
Transparency: Blockage of line of sight or opacity of the product, which limited the utility of such products;
2.
Durability: The bar and mesh products are primarily electronic products and do not have the durability necessary for long‑term architectural usage leading to high maintenance costs; and
3.
Cost: All the systems available at the time were an addition to the building façade adding an extra level of complexity and cost.

The concept for our product was very simple: create a media display system that has architectural durability and nearly complete transparency that can be used as the building envelope. We wanted to remove the need for a secondary system. G‑Glass has all of these characteristics and can be modified with specialist glass, glass coatings, double glazing, different glass thicknesses and sizes. This is vital in the construction industry as most projects are highly bespoke. To our knowledge, we are the only manufacturer that can deliver a transparent glass media system to such a high degree of specialization and at significant scale.

Product Structure

Our core media glass product, G‑Glass, is laminated glass with embedded LEDs mounted inside the glass and driven by electronics hidden inside the mullion frames around the media glass panes. The composition of our media glass products is a base glass coated in a transparent conductive layer into which we laser‑etch circuitry.

High‑quality, long‑life LEDs are attached to this circuitry using a metallic adhesive. A cover glass is then placed over the base glass using separators to protect the LEDs. Flexible printed circuit boards (“FPCBs”) are connected to the etched circuitry at the edges of the base glass. The gap between the base and cover glass is filled with a proprietary resin. The frame of the glass contains the LED drivers and each of these drivers are connected to the media glass via the FPCBs.

Drivers are connected in series into frames and each unit of media glass has at least one data and one power connection. Data connections run to a high‑definition multimedia interface (“HDMI”) controller unit that has multiple channels connected to different media glass panels. One or more HDMI controllers take a single HDMI input from a PC or laptop running either proprietary or third‑party LED screen management software.

The product can be delivered in multiple panel‑sizes up to nine feet tall by four and a half feet wide dependent on LED pitch. The LED pitch defines the distance between individual LEDs and determines the resolution of the media glass. We currently deliver G‑Glass with a pitch of 80 millimeters, 60 millimeters, 40 millimeters, 30 millimeters and 20 millimeters and can produce both color and monochrome versions of our media glass.

Architectural projects can require very idiosyncratic glass specifications which we are able to conform to our G‑ Glass technology. For example, we have delivered mirrored glass, low iron glass, heat treated or toughened glass, specialist no‑reflective coatings, double glazing, various thicknesses of cover and base glass, and frit patterns.

Installation

Although from time to time we plan and manage the installation of our products at our customers’ venues, we also rely heavily on a third‑party façade engineering company for the installation of our products for certain projects. Typically, there is a separate provider for the steel or aluminum curtain wall system to which our media glass panels attach. In those instances, we work with these providers to develop a combined façade system. See “Item 3. Risk Factors—Risk Factors Related to Our Industry and Company—We sometimes manage the installation of our products, which subjects us to risks and costs that may impact our profit margin.” and “—We sometimes rely on third‑party contractors for the installation of our products, which subjects us to risks and costs that are out of our control.”

‑ 48 ‑

There are currently three different types of architectural installation that are possible:

•
New build: Our media glass forms the external envelope of the building attaching to the curtain wall system, which in turn is affixed to the concrete floor slabs.
•
Internal: This tends to be a brown field solution where the customer is trying to add media functionality to an existing façade. In this instance, the media glass is affixed to the inside of an existing façade system.
•
External rain façade: Another brown field solution that can be utilized on almost any existing façade. This is typically a secondary skin built over the existing façade. It’s often used where the existing façade is either old or unattractive and the owners want to enhance the appearance of the structure to make it more modern.

Captivision Korea project engineers are typically onsite to help with any problems during installation and to verify that the installation meets our expected standards.

Applications

Our G‑Glass technology is flexible, and G‑Glass can be used for many different applications ranging from large architectural deployments to temporary event installations. Examples of the types of deployments we have delivered include the following:

•
Architectural façade: At over 43,000 square feet, our View Hospital façade is our largest screen to date, but it is just the latest in a long list of architectural façade implementations. Our architectural façades are typically the largest and most lucrative of our deployments.
•
Bridge railing: We have installed G‑Glass on numerous bridge railings in South Korea. Prior to our G‑Glass technology, bridges mainly used traditional lighting to enhance their aesthetic appearance at night. However, we are now seeing increasing demand for storytelling‑capable media. Although traditional LED screens have media capabilities, they diminish the aesthetic beauty of an architect’s design and require high maintenance costs. The use of G‑Glass has proved to be a perfect solution for this application.
•
Handrails: Our handrail product has become increasingly popular in South Korea since its release. Like our bridge railing deployments, we believe the success behind our handrail product is due to its storytelling capabilities, ability to enhance the aesthetics of architectural design and relatively low maintenance costs.
•
G‑Tainer: One of our event solutions, the G‑Tainer, consists of a steel frame of the approximate size of a shipping container, which is used to mount our media glass. G‑Tainers allow us to create multi‑story, temporary structures. They have been deployed at scale for events in both South Korea and the United Kingdom.
•
G‑Wall: Another one of our event implementations, the G‑Wall, is comprised of a steel or aluminum frame that allows us to mount one or more standard panels for both outdoor and indoor events.
•
Showroom application: Our G‑Glass technology has been used to create showroom partitions for both BMW and Porsche showrooms. We believe showroom applications are a potential growth market.
•
Bus Shelter Applications: These have been implemented mostly in South Korea; they involve using our media glass to either deliver wayfinding information or to display artistic imagery on the sides of bus shelters.

While these applications cover our recent deployments, we continue to pursue the development of new uses for our technology.

Technology

Since 2011, we have pioneered an architectural media glass technology that is durable, nearly completely transparent and capable of rich media display. Our technology contains many innovations in both the materials and machinery used in the production line. It embeds LEDs in an ultraviolet (“UV”) cured resin laminate with laser etched circuitry connecting the LEDs to FPCBs at the edge of the glass that are then connected to drivers in the frame of the glass.

‑ 49 ‑

Laser etching circuitry at such a large scale was a significant technical problem and for which we managed to develop in‑house specific machinery for the process. The resin in the laminate is also proprietary and was developed in conjunction with Kömmerling Chemische Fabrik GmbH (“Kommerling”) to have very specific viscosity, transparency, durability and curing characteristics. The silver paste used to attach the LEDs to the fluorine‑doped tin oxide glass is also a proprietary compound specially designed to give uniform adhesion and connectivity without deterioration of the bond over time. In the aggregate, we have over 30 proprietary raw materials in use across our production line.

We use high performance LEDs from both Osram GmbH (“Osram”) and Nichia Corporation (“Nichia”) in our products. These LEDs are rated for over 100,000 hours of performance at full brightness giving us both the quality and durability we and our customers require for an architectural product.

Our LED drivers that power and control the individual LEDs that are mounted inside the G‑Glass frame, are designed by us and are built to our or our customers specifications. These LED drivers are mounted inside the frame mullion that surround each G‑Glass window pane and are easily serviced or replaced after the G‑Glass windows are installed.

Our glass comes from internationally recognized and certified flat glass manufacturers such as Pilkington plc (“Pilkington”) and Saint‑Gobain.

Our technology also includes our bespoke designed HDMI controllers, sub controller units and data receivers. We deliver our own mapping software that allows us to upload mapping files to the HDMI controllers allowing them to be configured for multiple orientations, size and pitches of glass. Our software development department has also created a proprietary LED screen media management system that allows us to choose architectural scale media from a large range of content, much of which has been specifically designed to play on an LED screen.

Patents

We currently have over 20 patents registered across several different countries including South Korea, the United States, China and Japan. Five of these are fundamental patents essential for G‑Glass production. We also have another four patents pending in South Korea. Our patents cover both our technology and our manufacturing process.

Research and Development

Over the past 12 years, our research and development department has consistently created reliable products that meet and exceed customer expectations. Our product and technology roadmaps are carefully coordinated. In particular, our research and development team concentrates on the following areas:

•
Components and materials: We have developed over 30 proprietary components, including our LED drivers, and materials, such as our specialized resin. We expect to continue to innovate in this area to ensure that our components and materials continue to improve in performance and longevity.
•
Manufacturing: The majority of our manufacturing process relies on our proprietary machinery and systems. In the future, we intend to increase the maximum dimensions of our products and accommodate additional functions, such as photovoltaic, electrochromic and audio functions.
•
Products: To date, we have been able to deliver a wide range of bespoke products with LED pitches between 20 and 80 millimeters in both monochrome and color. We concentrate on improving the brightness and ease of use of our current media glass products while also exploring different ways of implementing our base technology to meet evolving market needs.
•
Software: We have developed software for the mapping of our controllers to different media glass configurations and an LED media display and content management system. We expect the market for architectural media glass to be substantial and strive for our business to become more media‑orientated over time. Software development is likely to be an increasingly significant focus of our research and development efforts in the future.

We intend to expand our research and development activities in the future to meet our aspirations of leading the architectural display market.

‑ 50 ‑

We have obtained 28 separate certifications across the United States, European, Chinese, Japanese and South Korean markets. These include, amongst others, CE electricity safety and CE electromagnetic EMC certifications in Europe, a KC electromagnetic compatibility certification in South Korea, and FCC electromagnetic certifications in the United States. Our certifications cover all aspects of our media glass, including fire safety, building material, electrical standards and production processes at our manufacturing plants. We monitor evolving regional regulations and take steps to ensure our products comply with expected standards.

Manufacturing

Machines & Equipment

We own or lease a range of equipment, including production line machinery, transportation, computers and plants. The machinery for the production line is proprietary and heavily modified to enable the production of bespoke media glass products. It includes the following main components: cutting, laser etching, LED bonding, UV resin setting, glass hardening and double‑glazing. In addition, there are testing rigs and a range of other stations that allow for bonding of FPCBs, resin pouring and aging.

Quality Control

We apply quality control in three main areas of production: raw materials, machinery and product. Our raw materials are tested by our partners under strict guidelines and international standards before being sent to us. Accordingly, we are assured of high quality upon arrival in the factory. Our production line machinery undergoes calibration testing at scheduled intervals to ensure that it is performing as expected and within known tolerances.

We source our raw materials from leading global manufacturers, including KCC Corporation, Kommerling, Magnachip Semiconductor Corp (“Magnachip”) Nichia, Osram, Pilkington, and Schuco International KG. Most of our materials can be easily sourced locally in South Korea. For some key raw materials, we source at least two suppliers as a contingency so that any unexpected delay from one supplier does not interrupt our manufacturing.

In order to promote the highest quality, our products are individually checked and tested for a range of potential issues before leaving the factory. In particular we check and test for:

•
Debonding of the laminate: the resin has not hardened uniformly causing delamination at points within the glass laminate.
•
Faulty LEDs: LEDs are either not working or working incorrectly (poor brightness or color performance).
•
Faulty bonding of LEDs: the LEDs are only partially bonded to the circuitry on the glass.
•
Bubbles in the resin: pockets of air in the hardened resin, especially around the LEDs.
•
Faulty bonding of FPCBs: the FPCBs are only partially bonded to the glass.
•
Faulty drivers: the drivers are not performing as expected leading to either failure of a part of the media glass panel or faulty brightness or performance of a section of the media panel.
•
Faulty receivers: a failure of the receiver causing poor performance of the whole media glass panel.

In addition, all cables and terminations are checked to ensure that they are securely connected and are free of damage.

Warranty

We generally provide a basic two‑year warranty for the glass part of our product and a two‑year warranty for the electronic part of our product. This includes a provision for the replacement parts and warranty services of our products. We also give customers an option to extend their warranties for a fee.

‑ 51 ‑

Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties. We maintain warranty exchange inventories in regional hubs to meet our customers’ needs.

Capacity

We have one operational manufacturing facility in Pyeongtaek, South Korea (operational since 2012) and one manufacturing facility in Tianjin, China (operational from 2019 to 2020), which suspended its operations in March 2020 due to COVID‑19 regulations imposed by the Chinese government and has not yet restarted its operations due to the region’s sluggish economic conditions following the COVID‑19 pandemic. When operational, each facility has the capacity to produce 700,000 square feet of G‑Glass per year. This allows us to rapidly produce large quantities of high‑quality customizable products. In the years ended December 31, 2023 and 2022, our glass production amounted to approximately 5.9% and 4.5%, respectively, of our operational facility’s total possible production capacity based on our revenue for those time periods, indicating we have considerable room for sales and production growth without the need for concomitant capital investment.

Materials and Suppliers

Many of our raw materials are proprietary. We have worked with a range of suppliers to develop these materials, such as our UV activated laminate resin which was specifically formulated for us through an experimental development process with our supplier. The suppliers of many of our critical components are considered “best‑in‑ class” for their materials, such as Pilkington for our glass or Osram and Nichia for our LEDs. We have raw material contracts with supply periods of up to one year, which has enabled us to remain flexible and adaptable to fluctuations and uncertainties in the supply of raw material. All materials are rigorously tested to provide high‑ quality final products able to meet the expectations of our customers for both durability and reliability.

Although the prices of raw material have remained generally stable over the past 10 years, recent disruptions in the global supply chain, including the armed conflict between Russia and Ukraine, have significantly driven up the prices of some of our raw material. However, this increase is partially offset by decreases in our manufacturing costs, due to improved manufacturing efficiency. As of the year ended December 31, 2023 and 2022, our manufacturing costs only increased approximately 3.7% and 6.1%, respectively, over the prior year, which has not made a significant impact on our financial condition and results of operation. Going forward, we would expect that global supply chain stabilization and increasing production volume result in a decline in our raw material costs.

Supply Agreements

We are party to multiple supply agreements with various partners (our “Partners”). Pursuant to the supply agreements, our Partners have agreed to supply us with ordered materials (“Ordered Materials”) at our request pursuant to purchase orders.

The price of the Ordered Materials is determined by our Partners. When considering the price of the Ordered Materials, our Partners take into consideration the quantity, quality, specification, delivery date, payment method, material price, labor, or market price trends and include all costs such as freight, unloading and insurance fees to a delivery location designated by the order form, unless otherwise specified. We may, if necessary, provide the raw materials used by our Partners for the production of the Ordered Materials by consulting with the Partner.

The supply agreements are each effective for a term of one year from the date of signing. Each supply agreement may be automatically extended for an additional year on the same terms and conditions unless either party provides written notice of termination at least one month prior to the expiration of the term of the agreement.

The supply agreement may be terminated by either party, if either party: (i) has been suspended from a financial institution, (ii) begins a liquidation process, (iii) enters into a merger agreement, (iv) experiences a force majeure, or (v) provides a preemptory notice to the other party for a period of not less than one month. Upon termination, each party must promptly return to the other party any specification documents and loaned or gratuitous materials that was used in the course of the supply agreements. While the Partners may have considered the Business Combination Agreement to be a merger agreement under the terms of their supply agreements that could trigger their termination right thereunder, none of the supply agreements has been terminated and Captivision Korea has not received notice of termination or intent to terminate from any of the Partners.

‑ 52 ‑

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facility in Pyeongtaek, South Korea for up to such amounts as we deem reasonable for our business. We also have insurance coverage for work‑related injuries to our employees, damage during construction, damage to products and equipment during shipment, automobile accidents and bodily, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, and world‑wide cargo insurance. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas subsidiaries also carry property insurance and commercial general liability insurance.

Competitive Landscape

Fourth Generation

We consider Captivision Korea to be the first and only provider of fourth generation architectural media glass. G‑Glass’s combination of transparency, durability and media opportunity presents a new opportunity in the digital marketplace. As seen in the below image we see G‑Glass as the natural progression of architectural lighting and media façade.

1.
Based on management’s review of publicly available information. Note: Definition of 4th Generation media façade is media product that has more than 99% transparency and architectural durability. The definition was minted by Moto Design.

As illustrated above, we consider the first generation of architectural lighting to be the scenic lighting that has lit buildings for centuries in order to better display architecture at night. This first generation of architectural lighting is historic scenic lighting. In the 1940s, second generation architectural lighting began in the form of neon lighting that could start to tell crude stories using pictograms. As a result, lights could now run advertisements, light up to consumers the name of a building or brand, or simply highlight aspects of structures. The third generation of architectural lighting began in the 1990s. Starting in the 1990s the world started to see LED bar and mesh products form the first true media façades. Compared to the second generation, video became possible and designers or architects could begin to tell more complex stories. However, third generation architectural lighting still has many drawbacks. Due to the metal or plastic matrix obscuring the line of sight, these solutions were then and are still today limited in their areas of deployment and only a very limited number of locations can use third generation lighting. Additionally, because third generation displays are not transparent, those behind the display cannot see beyond the LEDs. Captivision Korea architectural media glass is a true fourth generation product. Being almost fully transparent, it can be implemented anywhere traditional architectural glass can be implemented. It does not negatively impact the aesthetic beauty of an architect’s design and it does not block the

‑ 53 ‑

line of sight from inside the building. Combining this with sophisticated media capability and full architectural durability, G‑Glass is revolutionary.

According to the 2023 Freedonia Group Global Flat Glass Report, the global demand for architectural glass market is estimated to be 128 billion square feet per year. This market does not include the first, second or third generation architectural lighting market, since these products are not in glass form. In addition, as the previous generations of architectural lighting are not categorized as construction material, they will not replace or become interchangeable with architectural glass products.

We believe that our fourth generation glass façade product, G‑Glass, is squarely within the architectural glass market. Unlike the previous generations of architectural lighting, our G‑Glass technology is an IT‑enabled construction material. It combines conventional architectural glass with customizable, large‑scale LED digital media display capabilities, delivering architectural durability, near full transparency and sophisticated media capabilities. As such, we believe it has the potential to displace part of the traditional architectural glass market.

Competitors

Due to the capital‑intensive nature of the architectural media glass industry and the high production volume required to achieve economies of scale, the international market for architectural glass media installations is characterized by significant barriers to entry, curtailing major competitors from entering the market.

We estimate it would take any competitor five to six years to develop a process and machinery, three years to obtain the necessary certifications, and five to six years to build reference sites. This totals an aggregate of 15 years to penetrate the market. We largely attribute our success to our ability to produce our novel G‑Glass technology in‑ house, with a mix of proprietary raw materials and raw materials sourced by third parties. The majority of our key raw materials are internally developed and unavailable in the market. Additionally, we have completed over 490 projects, three of which are SLAM projects in the APAC and EMEA regions. Potential competitors would also have to compete against our global distribution and reference network.

Our employees have extensive training, knowledge and experience at manufacturing high specification products. We believe the vertically integrated nature of our operations means there are high barriers to successfully entering our markets and competing with us on price, quality and versatility. In addition, the equipment, research and development expenses needed to operate in the architectural media glass industry are expensive, therefore requiring significant upfront capital investment. As of December 31, 2023, we have invested over $0.7 million into research and development as well as machinery and manufacturing capabilities, and any emerging competitor would likely need to do the same.

We do not believe that traditional architectural glass manufacturers could easily enter the architectural media glass market. Although our products do use architectural glass produced by traditional architectural glass manufacturers, our product is fundamentally an IT product with complex circuitry, electronic functions and novel manufacturing processes that are non‑existent in the conventional architectural glass market. In order to penetrate this market, traditional architectural glass manufacturers would need to rapidly develop and integrate IT products with their glass products, which would require very significant expenses and development time.

Similarly, we do not believe that traditional DOOH manufacturers could easily enter the architectural media glass market. Although DOOH manufacturers have an understanding of circuitry and electronics, our manufacturing process differs greatly from that of traditional DOOH products. Our processes involves architectural aspects such as glass tempering, insulated glass units, fire‑proofing and complex customization, which traditional DOOH manufacturers do not utilize. In order to penetrate this market, traditional DOOH manufacturers would also need to rapidly develop new manufacturing techniques which would incur substantial costs and entail lengthy development times.

We consider Captivision Korea to be the first and only commercialized and mass‑producer of architectural media glass. Architectural media glass combines conventional architectural glass with LED digital media display capabilities and is characterized by (i) more than 99% transparency, (ii) architectural durability and (iii) architectural customization capability. We believe Captivision Korea to be the only large‑scale architectural media glass manufacturer that fits this definition. However, we do compete with earlier generation hardware products that do not deliver the architectural industry mandated transparency, durability and customization, including LED bars, LED mesh and LED screens.

‑ 54 ‑

Smaller‑scale architectural media glass manufacturers

We believe we are the only company to successfully commercialize and mass‑produce a construction material that integrates LEDs into glass panels. Other companies that have endeavored to commercialize similar products include:

•
Glas‑Platz GmbH & Co’s Power Glass, a German manufacturer, who, to our knowledge, is only able to produce a very limited quantity their product and is unable to fulfil diverse customization requirement required by clients; and
•
AGC Glass Europe’s Glassiled, a European arm of a global glass manufacturer which has been largely inactive during the past few years and has few commercial or installation references.

Lesser generation architectural hardware manufacturers

We have also faced a new class of competitors using LED films, including LG Electronics (“LGE”). LED films, however, have critical disadvantages such as limited durability, hazy transparency, sub‑standard aesthetic finish and an inability to customize size stemming from inherent technological limits of LED film technology. These are all critical in the architectural market.

As a result, we believe that there is no other existing LED technology with comparable durability, scalability or mass‑production capability competing with G‑Glass in the architectural media glass market. We are also not aware of any other architectural media glass competitor that has a comparable commercial history, proven architectural durability, significant installation references and meaningful manufacturing production capacity and technology.

Market Size, Marketing and Sales

Market Size and Market Strategy

We continue to expand on our existing South Korean foundation by strategically expanding our sales efforts globally in both developing and developed markets. We are an established company with a proven, innovative product and strong market acceptance, having made hundreds of completed installations across multiple continents. According to the 2023 Freedonia Group Global Flat Glass Report, global demand for architectural glass is 128 billion square feet per year. Assuming we are able to penetrate 0.1% of that area, our total addressable market would be $38 billion per year based on a $300 price per square foot. Furthermore, according to a report by PQ Media Global Digital, the DOOH media has a current estimated market value of $20 billion and is expected to grow at 12% per annum until 2025 despite being relatively new to the technological landscape. We believe there is no significant convergence between the architectural glass market and the DOOH media market. We expect that the emergence of a more architecturally appealing solution, like G‑Glass, will accelerate and expand the growth of this market.

We are targeting the largest DOOH markets in Asia, the Americas and EMEA through a robust regional sales and marketing efforts. Our efforts have shown us that each market costs roughly $2 million to penetrate, but we estimate that each market will generate $10 million annually within five years. As part of our international strategy, we built overseas sales channels through several subsidiaries: G‑SMATT America, G‑SMATT Japan, G‑SMATT Hong Kong, G‑SMATT Europe and G‑SMATT Tech.

Our sales strategy also allows us to capitalize on advertising revenue. For each new installation, Captivision Korea will offer to split the upfront capital expenditures or installation costs with the customer and agree to maintain the installed G‑Glass. In return, Captivision Korea will license the use of the G‑Glass to third parties and retain 80% of the media and advertising revenue the installation generates.

Sales Cycle

The sales cycles of our SLAM projects are an average of four to five years. The bid process of these large‑scale projects takes approximately six months to one year, which is followed by a design and sales quotation phase of two to three years. The construction phase can then take anywhere from two to three years, including the installation of G‑Glass at our customers’ venues. This timeline is subject to a variety of factors such as delays in construction schedules, reallocation of budgets and project modifications. While SLAM projects are lucrative and represent the most impressive implementations

‑ 55 ‑

of our technology, we do not rely wholly upon these projects to drive revenue. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Industry and Company—Our sales cycle for large projects is protracted, which makes our annual revenue and other financial metrics hard to predict.”

Our smaller projects and rental applications, such as handrails, bus stops, bridges, G‑Tainers and media walls, have shorter sales cycles that typically range from three months to one year from the time of the initial order to the completion of the installation of our products. The timelines for these smaller projects are also subject to a number of factors such as government policy changes, reallocation of budgets and typical construction delays.

Our sales cycles may also be subject to seasonality, depending on the sector. The small‑scale architectural sector tends to be quieter during the winter season because the colder weather conditions often hinder active construction work. Our domestic government sales have been weaker in the first quarter tend as most government budgets are typically spent in the fourth quarter. In general, our sales have been slower in the first half of the year and busier in the second half. However, we believe that this could change over time as our geographic footprint, customer base, product line‑up and services expand.

Geographic Distribution

We are establishing a leading reputation in the domestic South Korean and international construction and DOOH markets by providing high value and impact‑resistant architectural media glass products. We have ongoing or completed projects across three continents and eight countries. Our G‑Glass is certified in compliance with South Korean regulations and has been registered as an “Excellent Product” by the Public Procurement Service of Korea since 2020, allowing us to enter into contracts with government agencies without participating in public tendering procedures. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Industry and Company—Our Excellent Product designation of G‑Glass by the Public Procurement Service of Korea expires on March 31, 2025, which may materially adversely affect our domestic government sales.”

Since our inception, the majority of our sales to date have been concentrated mainly in South Korea and surrounding Asian countries, including China and Japan. Sales in APAC comprised 73%, 51% and 87% of our revenue in the years ended December 31, 2023, 2022, and 2021, respectively. However, we have now started to meaningfully break into the United States and Middle East markets. Utilizing various marketing opportunities resulting from the Business Combination, we intend to continue to grow our sales organically in other geographical jurisdictions in an effort to expand our global footprint.

Geographic Market	Growth for the Year Ended December 31, 2023 vs 2022	Revenue for the Year Ended December 31, 2023 (in $ million)	% of Total Revenue for the Year Ended December 31, 2023	Revenue for the Year Ended December 31, 2022 (in $ million)	% of Total Revenue for the Year Ended December 31, 2022
APAC	3.7%	10.7	73.0%	10.3	51%
EMEA	(46.4%)	3.6	24.5%	6.7	33%
North America	(88.6%)	0.4	2.5%	3.2	16%
Total	(131.3%)	14.6	100%	20.2	100%

Geographic Market	Growth for 2022 vs 2021	Revenue for the Year Ended December 31, 2022 (in $ million)	% of Total Revenue for the Year Ended December 31, 2022	Revenue for the Year Ended December 31, 2021 (in $ million)	% of Total Revenue for the Year Ended December 31, 2021
APAC	26%	10.3	51%	8.2	87%
EMEA	2,549%	6.7	33%	0.3	3%
North America	244%	3.2	16%	0.9	10%
Total	114%	20.2	100%	9.4	100%

‑ 56 ‑

Group Structure

We are incorporated and domiciled in the Republic of Korea. Our registered office and manufacturing facility are located at 298‑42 Chung‑buk Chungang‑ro Chung‑buk, Pyeong‑taek, Gyounggi, Republic of Korea.

The following table lists our associates or entities over which we have influence but do not possess control or joint control.

Associate	Jurisdiction of Formation	Percent Owned
Brillshow Limited	China	33.00%
G-SMATT Japan	Japan	40.16%*
G-SMATT Hong Kong	Hong Kong	27.40%*

(*) Including the shares of G‑Frame Co., Ltd. which is 100% owned by Captivision Korea.

Our corporate structure is comprised of the following consolidated subsidiaries and associates that are either wholly owned or majority‑owned.

Entity	Jurisdiction of Formation	Percent Owned
G-Frame Co., Ltd.	South Korea	100.00%
G-SMATT Europe	United Kingdom	76.55%
G-SMATT America	United States	54.63%*
G-SMATT Tech	China	100.00%

(*) Including the shares of G‑Frame Co., Ltd. which is 100% owned by Captivision Korea.

Distribution Agreements

Captivision Korea and G‑SMATT Global

On July 31, 2015, Captivision Korea and G‑SMATT Global, a former related party of Captivision Korea (“G‑SMATT Global”), entered into an exclusive distribution agreement (the “Original G‑SMATT Global Distribution Agreement”). Pursuant to the agreement, G‑SMATT Global was granted exclusive distribution rights for Captivision Korea’s LED transparent display products in all territories, except China from 2015 to 2025.

On September 14, 2022, the Suwon District Court denied G‑SMATT Global’s filing in connection with the commencement of corporate rehabilitation proceedings. However, we believe that our efforts to mitigate the effects of G‑SMATT Global’s prior bankruptcy proceedings have insulated us from any material impacts on our business functions, financial condition and result of operation. In September 2018, as part of G‑SMATT Global’s restructuring process, Captivision Korea’s management decided to sell G‑SMATT Global. As part of the terms of the sale, (i) Captivision Korea and G‑SMATT Global were given dual distribution rights to distribute G‑Glass in any and all territories worldwide, except China, and (ii) all staff involved in the G‑Glass operation within G‑SMATT Global were transferred to Captivision Korea. On March 7, 2019, the Original G‑SMATT Global Distribution Agreement was amended (together with the Original G‑SMATT Global Distribution Agreement, the “G‑SMATT Global Distribution Agreement”) to grant Captivision Korea a joint distribution right in its products. As a result, Captivision Korea acquired 50% of the consideration received from G‑SMATT Global in connection with the G‑SMATT Global Distribution Agreement for this exclusive territorial distribution right as intangible assets. The sale of G‑SMATT Global was completed in March 2019.

Under the G‑SMATT Global Distribution Agreement, the pricing of the products produced by Captivision Korea and sold to G‑SMATT Global for distribution are mutually agreed upon between the parties, provided that the parties ensure there is an appropriate margin for Captivision Korea. Further, where G‑SMATT Global pursues a project, whether in South Korea or abroad, Captivision Korea is required to consult on the pricing of products with G‑SMATT Global prior to the submission of project proposals. In addition, in the event that Captivision Korea and G‑SMATT Global jointly develop a new product, (i) any rights to such product, including any intellectual property rights, will be jointly owned by Captivision Korea and G‑SMATT Global and (ii) Captivision Korea will have the right to exclusively produce, and G‑SMATT Global will have the right to exclusively distribute, such product. G‑SMATT Global has expressed that it has no intent to distribute our products. Once the G‑SMATT Global Distribution Agreement expires in 2025, Captivision Korea will regain full distribution rights.

‑ 57 ‑

The G‑SMATT Global Distribution Agreement contains termination rights in the event of a breach of the agreement by the other party, the event of a bankruptcy or if the distributed product is found to infringe on a third party’s industrial property rights. The G‑SMATT Global Distribution Agreement is governed by the laws of South Korea and contains conflict resolution procedures in the event of a dispute between the parties. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Industry and Company—Our joint distribution agreement with G‑SMATT Global, which is in effect until 2025, may adversely affect our financial results.”

Captivision Korea and G‑SMATT Europe

On May 18, 2020, Captivision Korea and G‑SMATT Europe entered into an exclusive distribution and license agreement (the “G‑SMATT Europe Distribution Agreement”). Pursuant to the agreement, G‑SMATT Europe was granted exclusive distribution rights for Captivision Korea’s LED transparent display products in the United Kingdom and European Union for an initial term of seven years. Upon the expiry of the initial term, the G‑SMATT Europe Distribution Agreement shall be automatically renewed for a period of three years without notice, unless the parties agree in writing to terminate the agreement no later than six months before the end of the initial term.

Under the terms of the agreement, G‑SMATT Europe determines its own resale prices for the products in the United Kingdom and European Union. If there is a country where G‑SMATT Europe does not sell Captivision Korea’s products within two years from the commencement of the term of the G‑SMATT Europe Distribution Agreement, Captivision Korea may accept an offer from a third party to purchase the distribution rights for such country. In that case, G‑SMATT Europe’s right may convert into a non‑exclusive distribution right in the country in question.

In addition, Captivision Korea granted G‑SMATT Europe a non‑exclusive, non‑transferrable and non‑sub‑licensable license to manufacture and sell Captivision Korea’s products in the United Kingdom and European Union. G‑SMATT Europe may construct a factory to manufacture Captivision Korea’s products in the United Kingdom or the European Union, subject to consultation with Captivision Korea prior to commencing construction. The agreement is not assignable without the prior consent of the other party.

Captivision Korea has the right to terminate the G‑SMATT Europe Distribution Agreement with immediate effect by written notice to G‑SMATT Europe in the event that G‑SMATT Europe (i) fails to satisfy the minimum sales obligation, which entails purchasing and re‑selling GBP 63,000,000 worth of Captivision Korea products over the initial term of the agreement, (ii) liquidates or becomes insolvent, (iii) fails to make any undisputed payments within two months of notice of such breach from Captivision Korea or (iv) defaults on its obligations under the agreement and fails to remedy the breach within three months of written notice from Captivision Korea.

The G‑SMATT Europe Distribution Agreement is governed by the laws of England and contains dispute resolution procedures in the event of a dispute between the parties.

Captivision Korea and G‑SMATT America

On May 18, 2020, Captivision Korea and G‑SMATT America entered into an exclusive distribution and license agreement (the “G‑SMATT America Distribution Agreement”). Pursuant to the agreement, G‑SMATT America was granted exclusive distribution rights for Captivision Korea’s LED transparent display products in the United Stated of America for an initial term of six years. Upon the expiry of the initial term, the G‑SMATT America Distribution Agreement shall be automatically renewed for a period of three years, unless both parties agree to terminate the agreement.

Under the terms of the agreement, Captivision Korea granted G‑SMATT America a non‑exclusive, non‑transferrable and non‑sub‑licensable license to manufacture and sell Captivision Korea’s products in the United States. G‑SMATT America may construct a factory to manufacture Captivision Korea’s products in the United States, subject to consultation with Captivision Korea prior to commencing construction. The agreement is non‑assignable without the prior consent of the other party.

Captivision Korea has the right to terminate the G‑SMATT America Distribution Agreement with immediate effect by written notice to G‑SMATT America in the event that G‑SMATT America (i) fails to satisfy the minimum sales obligation, which entails purchasing and re‑selling $85,000,000 worth of Captivision Korea products over the initial term of the agreement, (ii) liquidates or becomes insolvent, (iii) fails to make any undisputed payments within two months of notice of such breach from Captivision Korea or (iv) defaults on its obligations under the agreement and fails to remedy the breach within three months of written notice from Captivision Korea.

‑ 58 ‑

The G‑SMATT America Distribution Agreement is governed by the laws of the Republic of Korea and binds the parties to the Korean Commercial Arbitration board in Seoul in the event of a dispute between the parties.

G‑SMATT Global and G‑SMATT America

On June 15, 2016, G‑SMATT Global, a former related party of Captivision Korea, and G‑SMATT America entered into an exclusive distribution and license agreement with a ten‑year term covering the United States and Canada. Per the agreement, in consideration for the exclusive territorial distribution rights and license, G‑SMATT America paid a one‑time, non‑refundable royalty fee, of which 50% of the consideration by G‑SMATT Global for sub‑licensing the exclusive territorial distribution right to another party must be paid to Captivision Korea. Accordingly, 50% of the consideration received from G‑SMATT America was paid to Captivision Korea by G‑SMATT Global after finalizing the exclusive territorial distribution contract with G‑SMATT America.

G‑SMATT Global and G‑SMATT Europe

On March 27, 2017, G‑SMATT Global and G‑SMATT Europe entered into exclusive distribution and license agreements for an initial term of 10 years covering Europe. The payment for the exclusive territorial distribution rights and license granted, is being amortized using the straight‑line method over a useful life of 10 years. 50% of the consideration received from G‑SMATT Europe was paid by G‑SMATT Global to Captivision Korea.

Regulation

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to zoning and density, building design and safety, fire, hurricane and floods, construction, and similar matters. In particular, the market for G‑Glass depends in large part on our ability to satisfy state and local building codes. Additionally, some jurisdictions in which we operate require that installation of doors and windows be approved by the competent authorities that grant distribution licenses. We have invested significantly in our quality assurance department in order to maintain rigorous oversight over the production process to ensure the consistent production of high‑quality products that comply with local regulation. We have been certified in compliance with rigorous safety standards, as described in more detail in the section titled “ —Certifications.”

We are also typically subject to laws and regulations related to light pollution and city beautification. The laws and regulations vary widely between countries, cities and even within different zones in a city. As our product tends not to create light pollution we are generally in compliance with these policies.

If our product is to be used for outdoor advertising, we are subject to laws and regulations related to outdoor advertising. Outdoor advertising laws and regulations tend to be strict in developed countries. These laws and regulations vary widely between countries, cities and even within different zones in a city. There are also many countries, cities and zones which promote outdoor advertising to boost the local economy.

We are subject to laws and regulations relating to our relationships with our employees, public health and safety and fire codes. Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material impact on our operations.

Aggregate Compensation of Executive Officers and Directors

The aggregate cash compensation paid and shared‑based compensation and other payment expensed by us and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2023 was $1,136,073.

None of our directors or executive officers are compensated by any third party for their respective services rendered to us as required to be disclosed pursuant to Nasdaq Rule 5250(b)(3).

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service. There is no severance benefit for our directors.

‑ 59 ‑

We maintain directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

Human Capital

As of December 31, 2023 and December 31, 2022, we had a total of 98 and 103 employees, respectively. As of the date of this annual report, we have experienced the loss of a significant number of our manufacturing personnel due to our working capital constraints, which will have an adverse effect on our operations.

Our key personnel includes specialized engineering personnel, key researchers, engineers, senior management and production facility operators. We actively encourage and facilitate the development of our employees through rolling training programs, with multiple training sessions held on regular basis. These programs increase the ability of our employees with appropriate skill sets required for dedicated tasks. We are committed to developing our employees and remaining at the forefront of technology and market dominance in our industry. We consider ourselves an equal opportunity employer and have constantly sought to seek the best talent irrespective of gender or ethnicity. While the jobs associated to the core operations are predominantly filled by males, our sales and administrative staff is comprised of approximately 18% female and 82% male staff. From an ethnicity perspective, our labor force is diverse but predominantly South Korean based on our location.

Property and Facilities

We maintain one operational manufacturing facility in Pyeongtaek, South Korea and one temporarily non‑operational facility in Tianjin, China. We also maintain offices in South Korea, the United States, the United Kingdom, Japan and China (including Hong Kong). All of our facilities are used in our sole operating segment. We believe these are sufficient for our needs.

Legal Proceedings

We may, from time to time, be subject to legal proceedings in connection with our regular course of business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material effect on our business, results of operations, cash flows or financial condition.

Additional Information About the Company

We maintain a number of websites including www.captivision.com, www.captivision.co.kr, www.g‑smatteurope.com, and www.glaamamerica.com. The information contained in, or accessible through, our website does not constitute a part of this annual report.

Our corporate filings, and any amendments to those filings, are available in English free of charge on our Investor Relations page at https://ir.captivision.com/, which are uploaded as soon as reasonably practicable after we electronically file (or furnish in certain cases) such material with the SEC, and can also be found at the SEC’s website at http://sec.gov.com.

C.
Organizational Structure

The following diagram depicts our simplified organizational structure including our subsidiaries:

‑ 60 ‑

(1)
Excludes G‑Frame’s 11.4% Ownership
(2)
Excludes G‑Frame’s 7.4% Ownership
(3)
Excludes G‑Frame’s 16.6% Ownership
D.
Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self‑constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow us and the cost of the item can be measured reliably. The costs of the day‑to‑day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight‑line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by us. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are reflected on the table below:

Items	Estimated Useful Lives
(in years)
Buildings and structures	40
Machinery	10
Others	5

‑ 61 ‑

Depreciation methods, useful lives and residual values are reviewed at each financial year‑end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward‑looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward‑looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.
Operating Results

Overview

We are the exclusive developer, manufacturer and installer of an innovative architectural media glass product called G‑Glass. G‑Glass is the world’s first IT‑enabled construction material that transforms buildings into extraordinary digital media content delivery devices. G‑Glass combines architectural glass with customizable, large‑scale LED digital media display capabilities, delivering architectural durability, nearly full transparency, and sophisticated media capability. Utilized in diverse applications from handrails to complete glass building façades, G‑Glass delivers a paradigm shift in the Digital out of Home (“DOOH”) media market providing entirely new revenue models for vertical real estate. We believe we are the market leader in the delivery of fully transparent media façade capabilities with over 490 architectural installations worldwide.

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

We are a global company with offices in South Korea, the United States, the United Kingdom, Japan and China (including the Hong Kong Special Administrative Region). In 2023, 2022, and 2021, we generated $14,636,763, $20,191,935 and $9,415,119 in revenue, respectively.

We have more than 490 installations in nine countries around the world split across three operational regions as detailed in the table below.

Comparison of the years ended December 31, 2023 and December 31, 2022

Geographic Market	Growth for 2023 vs 2022	Revenue for 2023 (in $ million)	% of Total Revenue for 2023	Revenue for 2022 (in $ million)	% of Total Revenue for 2022
APAC	3.7%	10.7	73%	10.3	51%
EMEA	(46.4%)	3.6	24.5%	6.7	33%
North America	(88.6%)	0.4	2.5%	3.2	16%
Total	(131.3%)	14.7	100%	20.2	100%

Comparison of the years ended December 31, 2022 and December 31, 2021

‑ 62 ‑

Geographic Market	Growth for 2022 vs 2021	Revenue for 2022 (in $ million)	% of Total Revenue for 2022	Revenue for 2021 (in $ million)	% of Total Revenue for 2021
APAC	26%	10.3	51%	8.2	87%
EMEA	2549%	6.7	33%	0.3	3%
North America	244%	3.2	16%	0.9	10%
Total	114%	20.2	100%	9.4	100%

Business Combination

On November 15, 2023, we consummated our Business Combination with Captivision Korea, JGGC and Exchange Sub. Pursuant to the Business Combination Agreement, (i) JGGC merged with and into us, with us surviving the Merger, (ii) immediately thereafter, we issued a number of Ordinary Shares equal to the Aggregate Share Swap Consideration (excluding Ordinary Shares reserved for issuance upon exercise of Converted Options) to Exchange Sub, and (iii) all Captivision Korea Shareholders transferred their respective Captivision Korea Common Shares to Exchange Sub in exchange for their respective portion of the Aggregate Share Swap Consideration in the Share Swap and, in exchange for the Aggregate Share Swap Consideration, Exchange Sub distributed all of the Captivision Korea Common Shares it received from Captivision Korea Shareholders to us. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Captivision Korea became our wholly owned subsidiary.

Key Factors Affecting Our Operating Results

Our operating and business performance is driven by various factors that affect commercial real estate developers and their markets, trends affecting the broader construction, DOOH media and architectural media glass industries, and trends affecting the specific markets and customer base that we target, including the following:

Ability to Win Projects

Our operating results are driven by our ability to win new projects to install G‑Glass with new and existing customers. Our ability to win project bids is affected by:

•
The existence of local reference projects with installed products at a comparable scale in a potential customer’s market;
•
Our access to stakeholders at various levels within a new or existing customer’s organization, including high level decision makers;
•
Our trained sales personnel and their ability to properly explain Captivision’s unique product value proposition;
•
G‑Glass receiving and maintaining necessary certifications with respect to material, fire, electrical, and other construction requirements to comply with local building codes;
•
Our ability to generate qualified leads through an effective multi‑channel marketing strategy;
•
Building and maintaining a successful reseller network;
•
Potential customers’ evaluations of our ability to successfully deliver and install G‑Glass in accordance with their specifications; and
•
Our marketing and advertising expenses which have been, and our future marketing advertising expenses will be limited by capital constraints.

Competitive Pricing

Our operating results are directly tied to the sale price of our products and services. Our prices are affected by a variety of factors including prices charged by our competitors in the third generation space, the efficacy of our products, our cost basis, changes in our product mix, the size of the project and our relationship with the relevant customer, as well as general

‑ 63 ‑

market and economic conditions. We carefully monitor our target markets and set prices taking into account local market conditions. Our prices have remained relatively stable since 2019 at levels that we believe make our product competitive with alternative display offerings. Special pricing is available for scaled projects on a case‑by‑case basis. We also maintain separate reseller pricing to ensure that G‑Glass provides an attractive sales proposition for our partners and sales channels.

Average Project Size and Average Revenue

In addition to the number of project bids we win, the size of our projects and the average revenue per project are key drivers of our revenue and overall operating results. Our ability to continue to grow revenue will depend on our ability to increase both the number of our projects and the average size per project. To do this we need to be continuously effective in marketing to increase the number of sales opportunities, and continue to install successful larger size implementations to serve as reference projects to encourage cautious prospective customers.

Ability to Develop New Applications

As part of our growth strategy, we plan to continue to innovate on product applications. Our continued success depends on our ability to develop and implement use cases for G‑Glass at both large scales, such as SLAMs, and smaller scales, such as handrails. SLAMs entail lengthy sales cycles and are subject to a variety of uncertainties outside of our control. Although SLAMs are lucrative, and represent the most impressive implementation of G‑ Glass, we do not rely wholly upon these projects to drive revenue because of their extended sales cycles. A key component of our growth strategy and revenue generation is to develop and implement smaller projects using G‑ Glass that have shorter sales cycles, require reduced customer investment and allow us to showcase our technology. Current G‑Glass applications include:

•
G‑Tainers: Our G‑Tainer product is a convergence of a shipping container and G‑Glass container‑sized modular system that uses steel frames and G‑Glass panels to deliver compelling, media enabled, temporary structures for events and pop‑up retail spaces. To date, G‑Tainers have been utilized in numerous acclaimed outdoor events and exhibitions such as the 2018 Pyeongchang Winter Olympics in South Korea and the BoomTown EDM festival in the United Kingdom.
•
Handrails: Developed for both external and internal uses, our handrail products turn balustrades into media devices allowing them to deliver motion art, wayfinding information, and advertising. To date, our handrail installations include external bridge railings and shopping center balustrades.
•
Bus Shelters: We are offering solutions that integrate G‑Glass into bus shelters that allow bus operators to deliver wayfinding information, motion art and advertising to passengers and those passing.
•
G‑Wall: Our G‑Wall product can be a free‑standing or permanent installation. It is typically a smaller‑scale implementation of G‑Glass that has been used in promotional events, internal office partitions, retail displays and outdoor urban media features.

International Expansion

Although we have more than 490 installations in nine countries around the world, we believe that our geographical footprint is relatively small compared to what it could become. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets. Our operating results will be impacted by our ability to break into new markets in a cost‑efficient manner and to use our initial projects in each new market as the launching pad for broader marketing efforts in that region. To date, the expenses and long lead times inherent in our efforts to pursue additional South Korean and international business opportunities have slowed, and are expected to continue to slow, the implementation of our expansion strategy, particularly in light of our ongoing capital constraints, and have limited, and are expected to continue to limit, the revenue that we receive as a result of our efforts to develop international business in the short term.

Inventory

The customizable nature of most of our projects makes it difficult for us to maintain usable stock of finished or semi-finished products. As a result, our inventory consists mostly of raw materials that we can use across a variety of products

‑ 64 ‑

regardless of customer or application. These raw materials include glass stocks, LEDs, aluminum extrusion, resins, adhesives, drivers, flexible printed circuit boards (“FPCB”) and spacer tape, among other items.

As our product portfolio develops and extends further into shorter sales cycle product lines, typically requiring less customization, we believe we will be able to hold an inventory of regularly requested, smaller‑scale products. In addition, we may in the future hold an inventory of lower priced, standard size panels for certain smaller‑scale architectural applications. Our handrails, G‑Wall and G‑Tainer products all have potential to be offered “off the shelf” and thus kept as inventory items.

Our ability to fulfill orders in a timely manner regardless of their size and broad customization needs is dependent on, amongst other things, the maintenance of a large enough reserve of raw materials in our inventory. This needs to be carefully controlled taking into account a variety of factors including expected order time, shelf life and production capacity.

Sales Commissions

We rely on a trained sales force to sell G‑Glass. Sales commissions vary per operational region and are dependent on the type of compensation and incentive package agreed upon with our sales agents. Commissions can vary widely from a fully commission‑based model to a mostly fixed salary model commission based on either revenue or profit. Our implementation of commission structures best suited to each operational region is critical and requires local knowledge and good judgement. To empower local management to design appropriate commission structures, while retaining central oversight and preventing unnecessarily large commissions, we give local sales management discretion to implement an appropriate structure within the parameters of agreed human resource budgets and company policies.

Ability to Obtain Competitively Priced Raw Materials and Components

Although some of the raw materials we use to produce G‑Glass are manufactured through proprietary processes, we source all of our raw materials from third‑party providers. These providers include global suppliers with local distribution, global suppliers that ship internationally and local suppliers. We rely on these suppliers to deliver our raw materials on time, to specification and at acceptable prices. If our suppliers are unable or unwilling to continue to supply our raw materials at requested quality, quantity, performance and costs, or in a timely manner, our business and reputation could be seriously harmed. Our inability to procure raw materials from other suppliers at the desired quality, quantity, performance and cost might result in unforeseen manufacturing and operations problems. To mitigate these risks, we attempt to maintain more than one supplier of every type of raw material. Obtaining suitable raw materials and components to meet our operational requirements also requires us to have sufficient working capital to pay our suppliers for those inputs. Our ongoing capital constraints have impaired, and are expected to continue to impair, our ability to acquire suitable raw materials and components in sufficient quantities to meet our operational requirements, which we expect will delay our ability to meet our obligations under certain contracts, which will delay revenue.

As our operations scale, we expect that we will have an increasing ability to negotiate the pricing of raw materials and take advantage of significant volume discounts from many of our suppliers. It is our policy to obtain competing quotes from our suppliers of raw materials and regularly assess both suppliers and raw material costs to maintain low fixed costs at the highest quality for our products.

Global Political Events and Other Disruptions

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

The Construction Industry’s Adoption of our G‑Glass Technology

G‑Glass is a unique architectural media product as it provides construction grade durability, media functionality and full transparency. With our product portfolio, installed base, range of certifications and ability to provide highly customized solutions at high volumes, we believe Captivision is the clear market leader. As we complete more scaled projects and integrate more sophisticated applications and media into our G‑Glass technology, we believe we will become the de facto

‑ 65 ‑

industry standard. We believe that this will lead to widespread adoption of our technology within the construction, real estate, and property markets.

Regulations of DOOH Media, IT, Vertical Real Estate and Large Format Wallscape

We are subject to many complex, uncertain and overlapping laws, ordinances, rules and regulations concerning zoning, building design and fire, safety, hurricane, earthquake and flood regulations, construction and advertising in the various markets where we operate. These laws and regulations will likely be subject to evolving interpretations and applications, and it can often be difficult to predict how these might be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

In addition, we will progressively be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our clients and all of the users in the information chain. Our current product implementations do not have access to or collect personal information because we sell our products to be installed in buildings or other public areas that are owned and operated by our customers who in turn may use our products for one‑directional, mass advertising. In the future, we may develop architectural applications that cause us or our customers to collect and store personal information. This will require us to evaluate and update our compliance models to ensure that we are complying with applicable restrictions.

Foreign Exchange Gains and Losses

As an increasingly international company with a global customer base and primarily South Korean operations, we are exposed to fluctuations in foreign exchange rates.

While most of our revenue is generated in Korean Won, our operating revenues from our foreign operations during the years ended December 31, 2023, 2022 and 2021, amounted to 6.1%, 17.4% and 11.0% of our total revenue, respectively, and foreign‑currency denominated revenues accounted for 32.3%, 49.6% and 20.9% of our total operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

The majority of our operating costs are denominated in or indexed to Korean Won, constituting 86.8%, 86.2% and 82.6% of our total operating costs for the years ended December 31, 2023, 2022 and 2021, respectively. Our key U.S. dollar‑denominated operating costs relate to operations of our U.S. subsidiary and include facilities, work force, marketing, plant and material costs.

Our reporting currency is the U.S. dollar (USD) and our functional currency is the Korean Won (KRW). As our international operations expand and our revenues grow, we will increasingly be subject to potential foreign exchange rate gains and losses. We intend to manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. To date, our foreign exchange risk exposure results primarily from the impact of changes in the Korean Won – U.S. dollar exchange rate on our Korean Won transactions. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Industry and Company—Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.”

Our Corporate Structure

The following table lists our associates or entities over which we have influence but do not possess control or joint control.

Associate	Jurisdiction of Formation	Percent Owned
Brillshow Limited	China	33.00%
G-SMATT Japan	Japan	40.16%*
G-SMATT Hong Kong	Hong Kong	27.40%*

(*) Including the shares of G‑Frame Co., Ltd. which is 100% owned by Captivision Korea.

Our corporate structure is comprised of the following consolidated subsidiaries that are either wholly owned or majority‑owned.

‑ 66 ‑

Entity	Jurisdiction of Formation	Percent Owned
G-Frame Co., Ltd.	South Korea	100.00%
G-SMATT Europe**	United Kingdom	76.55%*
G-SMATT America***	United States	54.63%*
G-SMATT Tech	China	100.00%

(*) Including the shares of G‑Frame Co., Ltd. which is 100% owned by Captivision Korea.

(**) On November 30, 2022, G‑SMATT Europe acquired 100% ownership of Inflectix Limited (“Inflectix”) as a wholly owned subsidiary for USD 301,654. Inflectix was incorporated on July 11, 2018, by Orhan Ertughrul, G‑SMATT Europe’s chief executive officer. It is located in Gloucestershire, United Kingdom and provides high level technical expertise service in biotechnology investment consulting field. As of the date of this annual report, Inflectix no longer has ongoing operations.

(***) In 2022, certain minority shareholders of G‑SMATT America Co., Ltd (an equity method associate located in CA, USA) sold all their shares, a total of 1,470,116 shares, to us. As a result, our ownership in G‑SMATT America Co., Ltd. increased by 12.00% from 42.63% to 54.63% and became the major shareholder. G‑SMATT America Co., Ltd. is subject to consolidation from the date of the majority ownership change in July 1, 2022.

The following diagram depicts our simplified organizational structure including our subsidiaries and associates:

(1)
Excludes G‑Frame’s 11.4% Ownership
(2)
Excludes G‑Frame’s 7.4% Ownership
(3)
Excludes G‑Frame’s 16.6% Ownership

Components of Results of Operations

Revenues

Captivision Korea generates revenue primarily from the sale and installation of architectural media glass. Our product revenue is recognized when a customer obtains control over Captivision Korea’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer. The point at which we recognize revenue can be highly variable and tends to be determined on a project‑by‑project basis. Factors affecting revenue recognition include: size of project; location of project; whether a third party is used for all or part of the installation; commercial conditions surrounding the contract; length of time of install (revenue may be recognized at predetermined points during the project). Payment terms vary widely from project to project, but we typically expect an initial payment of 30% to 50% of the total project value upon signing, with the balance of payment due upon completion of the project.

Cost of Sales

Cost of sales includes cost of goods sold, commissions, administrative and marketing costs and installation, transportation, raw materials, installation, utility, maintenance, depreciation of machinery and labor costs related to manufacturing costs.

‑ 67 ‑

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

Finance costs

Captivision Korea had a blended interest rate (all financial costs divided by total debt) of 11.23%, 4.9% and 6.4% for the years ended December 31, 2023, 2022, and 2021, respectively. New debts were incurred due to the impact of the COVID‑19 pandemic, however, this was partly offset by a large scale debt‑to‑equity conversion in 2021 and 2022.

Due to ongoing capital constraints, we were unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of our service providers, Captivision Korea and JGGC entered into Deferral Agreements to defer Deferred Amounts until a future date when sufficient funds may become available to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provide that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date. As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective fee deferral agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of a Captivision Ordinary Share for the 20 consecutive Trading Day period occurring prior to the applicable election date. The timing, frequency, and the price at which we issue Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity.

Other income

Other income consists of miscellaneous income, loss from equity method investment and income from disposal of related companies.

Other expenses

Other expenses primarily consist of loss from disposal of investment in subsidiaries, other allowance for other receivables and prepayments, loss from inventory impairment, miscellaneous loss, loss from equity method investment and impairment loss from intangible assets.

Corporate income tax expense (benefit)

Corporate income tax benefit consists of corporate tax paid, changes in deferred tax due to temporary differences, corporate tax benefit directly reflected in capital and other (which primarily consists of our tax refund).

Corporate income tax expense consists of deferred tax expense recognized from reversal of prior year deferred tax asset.

‑ 68 ‑

Results of Operations

Comparison of the year ended December 31, 2023 and December 31, 2022

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this annual report. The following table sets forth our consolidated results of operations for the periods shown:

	2023	2022
	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	14,636,763	20,191,935
Cost of sales	12,361,612	13,910,570
Gross profit	2,275,151	6,281,365
Selling and administrative expenses	15,553,783	8,827,619
Operating profit	(13,278,632)	(2,546,254)
Finance income	134,124	4,233,034
Finance costs	3,226,024	1,120,831
Other income	198,778	5,199,803
Other expenses	57,952,751	15,169,616
Loss before tax	(74,124,505)	(9,403,864)
Corporate income tax expense(benefit)	2,861,079	(1,511,696)
Net loss for the year	(76,985,584)	(7,892,168)
Owners of the parent	(74,726,799)	(5,892,144)
Non‑controlling interests	(2,258,785)	(2,000,024)
Other Comprehensive Loss	(952,555)	11
Items that may not be reclassified to profit or loss	284,832	(362,544)
Re‑evaluation of defined benefit plan	284,832	(362,544)
Stock option	—	—
(negative) Changes in retained earnings due to equity method	—	—
Items that may be subsequently reclassified to profit or loss	(1,237,387)	362,555
Loss on valuation of other financial assets	2,688	—
Changes in equity from equity method	—	(360,339)
Exchange difference on translating foreign operations	(1,240,075)	722,894
Total Comprehensive Income(Loss)	(77,938,139)	(7,892,157)

Revenue

Our revenue decreased by 27.5% to $14,636,763 for the year ended December 31, 2023, compared to $20,191,935 for year ended December 31, 2022. This decrease was mainly due to a decrease in revenue from G-SMATT America amounting to $2,906,366 and a decrease in Captivision Korea revenue totaling $2,697,803.

The decrease in revenue from G-SMATT America is due to the recognition of a one-off revenue amount related to Project MMOF in 2022, totaling $2,737,294. This resulted in a temporary increase in revenue in 2022, leading to a decreased revenue in 2023.

While revenue from Distribution right increased by $760,000, the inability to recognize $3,666,634 due to legal restrictions on Inspire resulted in a decrease in revenue. Accordingly, the offsetting effect of $2,906,634 constitutes the majority of the decrease in revenue.

Cost of sales

Our cost of goods sold decreased by 11.1% to $12,361,612 for the year ended December 31, 2023, compared to $13,910,570 for the year ended December 31, 2022, mainly due to a decrease of USD 1.47 million in outsourcing costs. This decrease in outsourcing costs can be attributed to a reduction in service revenue, which decreased from $3,897,820 in FY22 to $1,610,029 in FY23, resulting in a decrease of $2,287,791. Consequently, outsourcing costs also decreased by $1.47 million.

‑ 69 ‑

For the year ended December 31, 2023, our cost of sales consisted primarily of labor cost of $1.96 million, outsourced cost of $1.81 million, cost of inventory movement of $6.33 million and others of $2.2 million.

For the year ended December 31, 2022, our cost of sales consisted primarily of labor cost of $1.77 million, outsourced cost of $3.28 million, cost of inventory movement of $6.48 million and others of $2.39 million.

Gross profit

Gross profit decreased by 63.8% to $2,275,151 for the year ended December 31, 2023 compared to $6,281,365 for the year ended December 31, 2022, mainly due to a decrease in revenues from the US subsidiary, which decreased in FY23 due to a one-off non-recurring MMOF revenues of $2,737,294 in FY22. Additionally, revenues from Captivision Korea decreased as it was unable to recognize the amount of $3,666,634 in revenues from Inspire due to legal constraints.

Selling and administrative expenses

Our selling and administrative expenses increased by 76.1% to $15,553,783 for the year ended December 31, 2023, compared to $8,827,619 for the year ended December 31, 2022. This increase was primarily caused by increases in Bad debt expenses, Employee share compensation Cost, Commission, Professional fee, by $2,381,637, $1,844,933, $609,162, $549,137, respectively. The reasons for the increase in each account are as follows:

•
Bad debt expenses: In 2022, as part of preparing for the PCAOB audit, the Company did not recognize significant bad debt expense as most of bad debt expense was recognized in 2021. However, in 2023, bad debt expense increased due to the recognition of bad debt based on historical rates.
•
Employee share compensation cost: The increase in Employee Share Compensation Cost is due to considering an average resignation rate of 22% when recognizing expenses in 2022. However, in 2023, most recipients of stock options did not resign, leading to an increase in expenses.
•
Commission: The increase in commission is due to higher commission payments related to the revenue generated from new key accounts, EIRAD, Magok, and Paravia World, in 2023.
•
Professional fee: The increase in professional fees is due to Captivision recognizing professional fees amounting to $605,721.

For the year ended December 31, 2023, our selling and administrative expenses consisted primarily of employee share compensation of $2,532,821, bad debt expenses $2,427,642, salaries of $2,348,048, professional fee of $1,907,205 and commission of $1,093,270.

For the year ended December 31, 2022, our selling and administrative expenses consisted primarily of salaries of $2,124,1781, professional fees of $1,358,068, employee share compensation cost of $687,888, commission of $484,107, depreciation of $411,596 and amortization of $1,412,799.

Operating loss

Our operating profit decreased by 421.5% to $(13,278,632) for the year ended December 31, 2023, compared to operating profit of $(2,546,254) for year ended December 31, 2022. The decrease was primarily caused by a significant increase in selling and administrative expense. Selling and administrative expense increased by $6,726,164 to $15,553,783 for the year ended December 31, 2023 from $8,827,619 for the year ended December 31, 2022. As a result, operating profit as a percentage of revenue decreased to (90.7)% for the year ended December 31, 2023 from (12.6)% for the year ended December 31, 2022.

Finance income

Our finance income decreased by 96.8% to $134,124 for the year ended December 31, 2023, compared to $4,233,034 for the year ended December 31, 2022, mainly because there was no recognition of gain from discharge of indebtedness for the year ended December 31, 2023. During the year ended December 31, 2022, there was a gain from discharge of indebtedness recognized from conversion of convertible bonds to equity which occurred in 2022.

‑ 70 ‑

For the year ended December 31, 2023, our finance income consisted primarily of gain from foreign currency translation of $78,600, gain foreign currency transaction of $41,881, and interest income of $13,643.

For the year ended December 31, 2022, our finance income consisted primarily of gain from foreign currency translation of $74,596, gain from discharge of indebtedness of $4,079,520, interest income of $39,966, and gain from foreign currency transaction of $38,952.

Finance costs

Our finance costs increased by 187.8% to $3,226,024 for the year ended December 31, 2023, compared to $1,120,831 for the year ended December 31, 2022, mainly due to a significant increase in interest expense of $1,546,792. The main reasons for the increase in interest expenses are the rise in interest rates and the new borrowing of $4,358,369 in long-term borrowings at the end of 2022. The interest rate related to the borrowings was increased from 4.9% during the year ended December 31, 2022 to 11.23% during the year ended December 31, 2023.

For the year ended December 31, 2023, our finance costs consisted primarily of interest expense of $2,466,238, change in fair value of derivative warrant liabilities of $504,587, loss from foreign currency translation of $127,190, loss from valuation of CB of 103,342 and loss from foreign currency transaction of $24,667.

For the year ended December 31, 2022, our finance costs consisted of interest expense of $919,446, loss from foreign currency translation of $133,181 and loss from foreign currency transaction of $68,204.

Other income

Our other income decreased by 96.1% to $198,778 for the year ended December 31, 2023, compared to $5,199,803 for the year ended December 31, 2022, mainly due the decrease in miscellaneous income by $5,140,807. Amount for the year ended 2022 includes $5,144,961 of recognition of gain from goods returned from previous year’s sales.

For the year ended December 31, 2023, our other income consisted of reversal of allowance for bad debts of $136,111, $57,157 miscellaneous income resulting from the disposal of scrap materials, income from disposal of tangible assets of $4,682 and dividend income of $827.

For the year ended December 31, 2022, other income consisted of miscellaneous income of $5,197,964 and dividend income of $1,839.

Other expenses

Our other expenses decreased significantly by 282.0% to $57,952,751 for the year ended December 31, 2023, compared to $15,169,616 for the year ended December 31, 2022, mainly due to Nasdaq listing expense of $26,884,034 and reverse acquisition expense caused by De-SPAC transaction of $18,736,326.

For the year ended December 31, 2023, other expenses consisted of $26,884,034 Nasdaq listing expense, reverse acquisition expense of $18,736,326, other allowance for other receivables and prepayments of $4,865,907, impairment loss from intangible assets of $4,070,331, miscellaneous loss of $440,331, loss from inventory impairment of $214,378, donation of $37,508, impairment loss from tangible assets $19,004 and loss from disposal of intangible assets of $1,912.

For the year ended December 31, 2022, our other expenses consisted of loss from inventory impairment of $5,645,992, impairment loss from intangible assets of $3,902,589, loss from disposal of tangible assets of $3,246,343, miscellaneous loss of $1,364,824, loss from equity method investment of $535,268, other allowance for other receivables and prepayments of $436,674 and donation of $37,926.

Profit/loss before tax

Our profit before tax decreased by 688.2% to $(74,124,505) for the year ended December 31, 2023, compared to profit before tax of $(9,403,864) for the year ended December 31, 2022, mainly due to decrease in gross profit by $4,006,213 and an increase in SG&A expenses by $6,726,164 as compared to the year ended December 31, 2022. In addition, the net decrease of $10,732,378 from non-operating profit and loss also contributed to the decrease in profit before tax.

‑ 71 ‑

Corporate income tax expense (benefit)

Our corporate income tax expense (benefit) increased by 289.3% to $2,861,079 for the year ended December 31, 2023, compared to $(1,511,696) for the year ended December 31, 2022, mainly due to offset the deductible temporary differences of $2,861,757.

For the year ended December 31, 2023, our corporate income tax expense consisted of Corporate tax refund $(678) and offset the deductible temporary differences of $2,861,757.

For the year ended December 31, 2022, our corporate income tax benefit consisted of changes in deferred tax assets due to temporary differences of $(1,031,269), other expenses (including the Company’s and G-SMATT Europe’s aggregate income tax refunds) of $(651,645), and corporate tax expense directly reflected in capital of $171,218.

Net profit/loss for the year

Our net profit decreased by 875.5% to $(76,985,584) for the year ended December 31, 2023, compared to $(7,892,168) for the year ended December 31, 2022, mainly due to the decrease in operating profit by $10,732,378 and the increase in non-operating loss by $35,788,393. Furthermore, offset the deductible temporary differences causes us to incur a corporate tax expense. This tax expense reduced net profit $2,861,079.

Comparison of years ended December 31, 2022, and December 31, 2021

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this annual report. The following table sets forth our consolidated results of operations for the periods shown:

	2022	2021
	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	20,191,935	9,415,119
Cost of sales	13,910,570	10,535,322
Gross profit/(loss)	6,281,365	(1,120,203)
Selling and administrative expenses	8,827,619	26,363,795
Operating loss	(2,546,254)	(27,483,998)
Finance income	4,233,034	4,116,259
Finance costs	1,120,831	1,996,436
Other income	5,199,803	589,255
Other expenses	15,169,616	39,211,769
Loss before tax	(9,403,864)	(63,986,689)
Corporate income tax benefit	(1,511,696)	(3,599,507)
Net loss for the year	(7,892,168)	(60,387,182)
Owners of the parent	(5,892,144)	(60,114,590)
Non‑controlling interests	(2,000,024)	(272,592)
Other Comprehensive Loss	11	3,078,430
Items that may not be reclassified to profit or loss	(362,544)	(142,167)
Re‑evaluation of defined benefit plan	(362,544)	—
Stock option	—	—
(negative) Changes in retained earnings due to equity method	—	(142,167)
Items that may be subsequently reclassified to profit or loss	362,555	3,220,597
Loss on valuation of other financial assets	—	(7,946)
Changes in equity from equity method	(360,339)	1,901,262
Exchange difference on translating foreign operations	722,894	1,327,281
Total Comprehensive Loss	(7,982,157)	(57,308,752)

‑ 72 ‑

Revenue

Our revenue increased by 114.4% to $20,191,935 for the year ended December 31, 2022, compared to $9,415,119 for the year ended December 31, 2021, mainly due to increased new sales in Qatar by $6,493,332 and the impact of G‑SMATT America sales of $3,271,530 recognized by Captivision Korea on a consolidated basis because, following the acquisition of additional shares of G‑SMATT America in July 2022, Captivision Korea is the majority owner of G‑SMATT America.

Cost of sales

Our cost of goods sold increased by 32.0% to $13,910,570 for the year ended December 31, 2022, compared to $10,535,322 for the year ended December 31, 2021, mainly due to increased cost of inventory movement of $4.08 million which is driven by increased new sales from Qatar and G‑SMATT America, including the impact of G‑ SMATT America becoming a consolidated subsidiary.

For the year ended December 31, 2022, our cost of sales consisted primarily of labor cost of $1.77 million, outsourced cost of $3.28 million, cost of inventory movement of $6.48 million and others of $2.39 million.

For the year ended December 31, 2021, our cost of sales consisted primarily of labor cost of $1.64 million, outsourced cost of $2.70 million, cost of inventory movement of $2.40 million and others of $3.79 million.

Gross profit/(loss)

Gross profit/(loss) increased by 660.3% to $6,281,365 for the year ended December 31, 2022 compared to $(1,120,203) for the year ended December 31, 2021, mainly due to increased new sales in Qatar by $6,493,332 and G‑SMATT America sales by $3,271,530, including the impact of G‑SMATT America becoming a consolidated subsidiary, as well as the continued recovery from the effects of COVID‑19. Our fixed cost for the covered periods was $4.0‑$4.3 million and variable cost was approximately 50.0%‑55.0% of gross sales. Gross profit was negative for the year ended December 31, 2021, as sales were negatively impacted by COVID‑19. For the year ended December 31, 2022, gross profit became positive due to revenue growth that exceeded the growth in costs of goods sold.

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

For the year ended December 31, 2022, our selling and administrative expenses consisted primarily of salaries of $2,124,171, professional fees of $1,358,068, employee share compensation cost of $687,888, commission of $484,107, depreciation of $411,596, and amortization of $1,412,799.

For the year ended December 31, 2021, our selling and administrative expenses consisted primarily of bad debt expense of $15,586,247, professional fees of $3,191,779, salaries of $2,712,236, amortization of $1,046,403, ordinary research and development expenses of $927,206, commissions of $514,879 and depreciation of $479,139. Selling and administrative expenses were higher than management believes is usual for the year ended December 31, 2021 due to the significant one‑ time bad debt expenses of $13,260,125 related to uncertain accounts receivable and bad inventory caused by reduced construction activity due to the COVID‑19 pandemic.

Operating loss

Our operating loss decreased by 90.5% to $(2,546,254) for the year ended December 31, 2022, compared to operating loss of $(27,483,998) for the year ended December 31, 2021. The decrease was primarily caused by the turnaround in gross profit achieved for the year ended December 31, 2022, from increased new sales in Qatar by $6,493,332 and G‑SMATT America sales by $3,271,530, including the impact of G‑SMATT America becoming a consolidated subsidiary, the continued recovery from the effects of COVID‑19, as well as the $15,540,242 (99.7%) reduction in bad debt expense as compared to 2021.

‑ 73 ‑

Finance income

Our finance income increased by 2.8% to $4,233,034 for the year ended December 31, 2022, compared to $4,116,259 for the year ended December 31, 2021, mainly due to an increase in the gain from discharge of indebtedness.

For the year ended December 31, 2022, our finance income consisted primarily of gain from discharge of indebtedness of $4,079,520, gain from foreign currency translation of $74,596, and interest income of $39,966.

For the year ended December 31, 2021, our finance income consisted primarily of gain from discharge of indebtedness of $3,694,237, interest income of $202,432, gain from foreign currency translation of $110,252, gain from disposal of non‑current financial assets of $75,821 and gain from foreign currency transaction of $33,517.

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

For the year ended December 31, 2022, our finance costs consisted primarily of interest expense of $919,446, loss from foreign currency translation of $133,181, and loss from foreign currency transaction of $68,204.

For the year ended December 31, 2021, our finance costs consisted of interest expense of $1,876,001, loss from foreign currency translation of $78,570 and loss from foreign currency transaction of $41,865.

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

For the year ended December 31, 2021, other income consisted of reversal of allowance for bad debts of $753,200, income from disposal of tangible assets of $7,202 and loss from equity method investment of $(171,147).

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

For the year ended December 31, 2021, our other expenses consisted of loss from disposal of investment in subsidiaries of $13,318,419, other allowance for other receivables and prepayments of $10,127,381, loss from inventory impairment of $8,415,311, miscellaneous loss of $5,267,980 (related to loss due to joint guarantees provided for subsidiaries), loss from disposal of tangible assets of $1,518,115 and impairment loss from intangible assets of $564,563.

Loss before tax

Our loss before tax decreased by 85.3% to $(9,403,864) for the year ended December 31, 2022, compared to loss before tax of $(63,986,689) for the year ended December 31, 2021, mainly due to decreased operating loss by $24,937,744, resulting from increase in gross profit by $7,401,568 and decrease in SG&A expense by $17,536,176 as compared to the year ended

‑ 74 ‑

December 31, 2021. In addition, the net increase of $29,645,081 from non‑operating income and expenses also contributed to the decrease in loss before tax.

Corporate income tax expense (benefit)

Our corporate income tax expense (benefit) decreased by 58.0% to $(1,511,696) for the year ended December 31, 2022, compared to $(3,599,507) for the year ended December 31, 2021, mainly due to our and G‑ SMATT Europe’s aggregate income tax refunds.

For the year ended December 31, 2022, our corporate income tax benefit consisted of changes in deferred tax assets due to temporary differences of $(1,031,269), other expenses (including our and G‑SMATT Europe’s aggregate income tax refunds) of $(651,645), and corporate tax expense directly reflected in capital of $171,218.

For the year ended December 31, 2021, our corporate income tax expense (benefit) consisted primarily of other expenses (including our income tax refund) of $(2,188,690), changes in deferred tax due to temporary differences of $(1,356,048), corporate tax expense directly reflected in capital of $(81,867) and corporate tax paid of $27,098.

Net loss for the year

Our net loss decreased by 86.9% to $(7,892,168) for the year ended December 31, 2022, compared to $(60,387,182) for the year ended December 31, 2021, mainly due to the achievement in gross profit turnaround and decrease in operating loss and non‑operating loss by $24,937,744 and $29,645,081, respectively, contributed to an overall decrease in net loss for the year ended December 31, 2022.

B.
Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily with operating cash flow, equity, debt, and mezzanine financing.

On a consolidated basis, Captivision Korea incurred an operating loss of $(13,278,632) and a net loss of $(76,985,584) for the year ended December 31, 2023. As of December 31, 2023, Captivision Korea’s current liabilities exceeded its current assets by $40,692,649 and Captivision Korea had a retained deficit of $(136,790,543). Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations over the short, medium and long term. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. As of December 31, 2023, 2022 and 2021 we had cash and cash equivalents of approximately $476,715, $196,627 and $239,342, respectively. During the year ended December 31, 2023 the main sources of cash was borrowings from financing activities amounting to $5,165,850 and the net proceeds of $3,004,613 from the Business Combination.

We believe our operating cash flow, short term financing capabilities, and our existing cash and cash equivalents will not be sufficient to fund our operations for at least 12 months from the date of this annual report. To continue operations, we and/or Captivision Korea will need to raise capital through equity, debt or mezzanine financing. As a result, substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Securing additional financing could require a substantial amount of time and attention from management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect our ability to conduct day‑to‑day operations. In addition, neither we, nor Captivision Korea, can guarantee that future financing will be available in sufficient amounts or on terms acceptable, if at all. Captivision Korea has faced, and continues to face, significant ongoing capital constraints in 2023 which have prevented it from implementing more aggressive sales efforts resulting in decreased pipeline growth and reduced conversion of existing pipeline into revenue.

Further, circumstances may cause Captivision Korea to consume capital significantly faster than we currently anticipate, and it may need to spend more money than currently expected because of circumstances beyond its control. Moreover, Captivision Korea and its industry partners may experience delays in the production of commercial quantities of products,

‑ 75 ‑

in a manner that is cost‑effective and at suitable quality levels, which would postpone Captivision Korea’s, and therefore our ability to generate revenue associated with the sale of such products. To raise additional funds to fund our operations and pay our obligations as they come due over the next 12 months, and for the implementation of our expansion strategy, we may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of our capital stock and dilution to our shareholders. Alternatively, we may incur non‑convertible debt or issue other non‑convertible debt securities. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we continue to be unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. Ultimately, if we are unable to raise additional capital in sufficient amounts we will be forced to liquidate.

In the year ended December 31, 2021, due to the COVID‑19 pandemic, our sales declined significantly to $9,415,119 and our cash flows from operations were severely adversely affected. In addition, the ongoing effects of the COVID‑19 pandemic disrupted our supply chain for certain components during 2022, which resulted in increased prices for significant commodities, such as glass, semiconductors and aluminum as well as increased shipping and warehousing costs. As a result, we had to finance most of our capital requirements over such periods through short‑term debt. During this time, our indebtedness increased significantly to $54 million in December 31, 2020, and peaked at $57 million in November 2021. Over this time period, our debt‑to‑equity ratio increased from 348% to (459)%. As Captivision Korea’s aggregate indebtedness and debt‑to‑equity ratio increased, and uncertainty of the impacts of the COVID‑19 pandemic persisted, it became more difficult for Captivision Korea to secure additional financing. To improve Captivision Korea’s balance sheet, Captivision Korea negotiated for the conversion of an aggregate of $28.5 million of debt to be converted into an aggregate of 6,777,593 Captivision Korea Common Shares, which resulted in significant balance sheet improvement and a reduction of Captivision Korea’s debt‑to‑equity ratio to (238)% as of December 31, 2021.

Although global economic conditions remained difficult in the year ended December 31, 2022, revenues remained relatively stable. In addition, Captivision Korea was successful in converting an additional $19.6 million of debt into an aggregate of 4,947,447 Captivision Korea Common Shares. As a result, Captivision Korea’s debt‑to‑equity ratio was reduced to 685% as of December 31, 2022.

As a result of reduced revenues related to the COVID‑19 pandemic, beginning in November 2020, Captivision Korea was unable to pay outstanding principal and interest in the amount of $9,848,168, equivalent to ~~W~~12,748,749,522 due on a loan from the Korean Development Bank secured by Captivision Korea’s office building and South Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of Captivision Korea’s South Korean manufacturing facility. On May 28, 2021, the Korean Development Bank reclassified the loan as non‑performing and transferred the loan and its rights thereunder to an asset securitization firm, UAMCO. UAMCO executed on the lien over the collateral and initiated an auction process. On September 26, 2022, Powergen, an IT consulting company that is majority‑owned by Jeong‑ Kyu Lee, Mr. Ho‑Joon Lee’s brother, purchased the collateral, Captivision Korea’s office building and South Korean manufacturing facility, the land thereunder and the manufacturing equipment inside of Captivision Korea’s South Korean manufacturing facility, at auction for an aggregate amount of $6,025,353, equivalent to ~~W~~7,800,000,000 from UAMCO. On December 21, 2022, Captivision Korea entered into the Powergen Equipment Purchase Agreement, an asset purchase and sale agreement with Powergen, pursuant to which Captivision Korea repurchased from Powergen Captivision Korea’s manufacturing equipment inside of its South Korean manufacturing facility for $1,116,179, equivalent to ~~W~~1,509,653,642. On December 22, 2022, Captivision Korea entered into the Powergen Manufacturing Facility and Land Purchase Agreement, an asset purchase and sale agreement with Powergen Co, pursuant to which Captivision Korea repurchased from Powergen Captivision Korea’s office building and South Korean manufacturing facility, the land thereunder for $5,112,526, equivalent to ~~W~~6,618,317,849. The transfer of Captivision Korea’s assets from Powergen to Captivision Korea pursuant to the Powergen Purchase Agreements was completed on December 29, 2022.

Also due to Captivision Korea’s reduced revenues related to the COVID‑19 pandemic, the persistent effects of the difficulties faced by Captivision Korea during the COVID‑19 pandemic and ongoing capital constraints, Captivision Korea has been unable to repay and is overdue on, certain related party and other loans. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Certain Relationships and Related Party Transactions of Captivision Korea.”

Subsequent to December 31, 2022, Captivision Korea and Houng Ki Kim, Captivision Korea’s co‑founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to Captivision Korea in an amount of

‑ 76 ‑

$1,544,962, equivalent to ~~W~~2,000,000,000, with interest accruing at an annual rate of 5% and with a maturity date of December 31, 2023. As of December 31, 2023, an aggregate of $68,129, equivalent to ~~W~~88,195,396, excluding accrued interest was outstanding under the credit agreement.

On March 23, 2023, Captivision Korea issued a convertible bond (the “CB”) to Charm Savings Bank in an aggregate principal amount of $1,931,203, equivalent to ~~W~~2.5 billion, with interest accruing at an annual rate of 10% and maturing on March 23, 2024. The CB is partially guaranteed by Captivision Korea stock held by Bio X, a related party of Captivision Korea. On August 21, 2023, Charm Savings Bank transferred the CB to Bluming Innovation Co. Ltd. On August 21, 2023, Bluming Innovation Co. Ltd. and Captivision Korea amended the CB to provide that, following the Business Combination, the CB is convertible into 217,614 Ordinary Shares. We are engaged in negotiations to extend the maturity date of its debt to December 31, 2024, and to allow the conversion of this debt into equity at its discretion.

On April 27, 2023, we entered into a loan agreement with Kyung Sook Kim for an aggregate principal amount of $1,158,722, equivalent to ~~W~~1,500,000,000, with interest accruing at the rate of 3% per month and maturing on October 26, 2023. On May 26, 2023, a payment of $193,120, equivalent to ~~W~~250,000,000 was made. Subsequently, on May 30, 2023, an additional repayment of $38,624, equivalent to ~~W~~50,000,000 took place, leaving a remaining balance of $926,977, equivalent to ~~W~~1,200,000,000 as of the date of this annual report. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. We are engaged in negotiations with Kyung Sook Kim to extend the debt’s maturity date to December 31, 2024. Furthermore, discussions are ongoing with the lender regarding the conversion of debt into equity, with a significant probability that $926.977, equivalent to ~~W~~1,200,000,000 of the debt will be converted into equity shares.

We are presently engaged in negotiations for debt‑to‑equity conversions with I‑MEAN Partners, Mirae Assets, and Jae‑Young Kim. The conversions are for outstanding debts valued at $348,389, equivalent to ~~W~~451,000,000, $154,496, equivalent to ~~W~~200,000,000, and $98,717, equivalent to ~~W~~127,792,434, respectively.

On May 9, 2023, we entered into a loan agreement with Nam In Kim for an aggregate principal amount of $386,241, equivalent to ~~W~~500,000,000, with interest accruing at an annual rate of 15% and maturing on June 23, 2023. The loan is secured by 170,000 Captivision Korea Common Shares held by Bio X. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. We are engaged in negotiations pursuant to which we would repay $154,496, equivalent to ~~W~~200,000,000 of the debt on February 23, 2024, and Nam In Kim would extend the term of the remaining debt of $231,744, equivalent to ~~W~~300,000,000 until December 31, 2024.

On May 17, 2023, we entered into a loan agreement with Yongwoo Kim for an aggregate principal amount of $231,744, equivalent to ~~W~~300,000,000, with interest accruing at an annual rate of 5% per annum. We are engaged in negotiations with Yongwoo Kim, pursuant to which we would repay $77,248, equivalent to ~~W~~100,000,000 of the debt on February 23, 2024, and the lender would extend the remaining debt of $154,496, equivalent to ~~W~~200,000,000 until December 31, 2024. This loan remains outstanding as of the date of this annual report.

On June 21, 2023, we entered into a loan agreement with Seong Ik Han for an aggregate principal amount of $231,744, equivalent to ~~W~~300,000,000, with interest accruing at the rate of 1% per month and maturing on July 21, 2023. The loan is secured by 900,000 Captivision Korea Common Shares held by Bio X. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. This loan remains outstanding as of the date of this annual report. The newly extended maturity date has been set for February 29, 2024.

On September 1, 2023, we entered into a loan agreement with Yu Ha Asset Co., Ltd. for an aggregate principal amount of $772,481, equivalent to ~~W~~1,000,000,000, with interest accruing at an annual rate of 12% and maturing on November 20, 2023. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. We are engaged in negotiations with Yu Ha Asset pursuant to which we would repay $386,241, equivalent to ~~W~~500,000,000 of the debt on February 23, 2024, and the lender would extend the maturity date of the remaining debt until December 31, 2024. This loan remains outstanding as of the date of this annual report.

Captivision Korea entered into two equity conversion agreements, dated August 1, 2023 that took effect on August 16, 2023, pursuant to which Captivision Korea agreed to convert an aggregate of $2,541,685, equivalent to ~~W~~3,290,288,000 of outstanding debt and trade payables into Captivision Korea Common Shares (the “Debt to Equity Conversion”). Following the conversion, the number of Captivision Korea Common Shares increased by 357,640 shares.

‑ 77 ‑

On November 28, 2023, Captivision Korea entered into a loan agreement with KEB Hana Bank (“KEB”) for an aggregate principal amount of approximately $4.2 million, with interest accruing at a floating rate equal to the 3‑month CD rate (currently 3.84%) plus 2.08% (equating to a current total interest rate of 5.92% per annum) and a maturity date of November 28, 2026. This facility loan is secured by land and buildings owned by Captivision Korea.

Also on November 28, 2023, Captivision Korea entered into a separate loan agreement with KEB for an aggregate principal amount of approximately $1.1 million, with interest accruing at a floating rate equal to the 3 month CD rate (currently 3.84%) plus 1.76% (equating to a current total interest rate of 5.60% per annum) and a maturity date of November 28, 2024.

Captivision Korea used the proceeds to pay off the outstanding amount of principal loans of approximately $4.2 million and approximately $0.9 million obtained from Saemaeul Savings Bank (“Saemaeul”) and Kookmin Bank (“Kookmin”), respectively. Additionally, Captivision Korea repaid the accrued interest amounts and early payment fees to Saemaeul and Kookmin in the amount of approximately $72 thousand and approximately $4 thousand, respectively.

Captivision Korea is party to a certain loan agreement entered into with SBI Savings Bank (“SBI”) with a current outstanding principal amount of approximately $0.7 million, accruing interest at a rate of 7.1% per year. The SBI loan was originally scheduled to mature on December 5, 2023. However, on December 4, 2023, Captivision Korea and SBI entered into an extension agreement, pursuant to which Captivision Korea repaid $38 thousand of outstanding principal and the maturity date was extended by one year to December 5, 2024.

As part of our post‑closing review of the business combination, it determined that Captivision Korea’s short‑term borrowing loan agreements were not in default subsequent to December 31, 2023. Captivision Korea has extended the contracts for its maturing short-term borrowings, and Captivision Korea is also currently in the process of negotiating loan modifications with the various lenders, including discussions with various creditors to convert outstanding debt amounts into ordinary shares of the Company.

On December 4, 2023, Captivision Korea entered into an extension agreement with eight individual lenders and Yu Ha Asset, pursuant to which the maturity date was extended until December 29, 2023. The aggregate principal amount of these extended loans was approximately $3.1 million and $0.8 million, respectively. We are currently engaged in negotiations with three individual lenders with $1.5 million in order to extend the maturity date until December 31, 2024, and the remaining six individual lenders with $1.6 million in order to extend the maturity date until February 29, 2024. We are engaged in negotiations with Yu Ha Asset pursuant to which we would repay $0.4 million of the debt on February 23, 2024, and the lender would extend the maturity date of the remaining debt of $0.4 million until December 31, 2024.

On December 6, 2023 Captivision Korea obtained written consent from Whale Investment and Samsung Securities to extend the maturity of the loans provided. The maturity date for the loan from Whale Investment of approximately $3.5 million was extended to June 28, 2024. The maturity date for the loan from Samsung Securities of approximately $0.6 million was extended to June 28, 2024, and the interest rate was modified from 6% to 8% per annum. On the same date, Captivision Korea entered into an extension agreement with Ulmus with respect to the $0.2 million loan, extending the maturity date to June 28, 2024, and modifying the interest rate from 6% to 8% per annum. Captivision Korea is engaged in negotiations to obtain a written consent from Whale Investment, Samsung Securities, and Ulmus to extend the maturity date of its debt to December 31, 2024, and to allow the conversion of this debt into equity at its discretion.

In addition, Captivision Korea currently has an outstanding secured loan payable to UD 9th Securitization Specialty Co., Ltd., in an amount of approximately $1.7 million, accruing interest at a rate of 7.4% per annum. The loan matured on June 20, 2023 and an extension request has been denied. The creditor has verbally informed Captivision Korea of its intent to exercise its legal remedies against the collateral (the G‑Frame manufacturing facility), but has not yet taken any enforcement action. On January 30, 2024, Captivision Korea obtained a written consent from the UD 9th not to initiate the auction proceedings for the mortgaged properties until February 29, 2024.

On January 5, 2024, Captivision Korea executed a loan agreement with Four Season SPA, securing a principal amount of $38,624, equivalent to ~~W~~50,000,000. This loan carries a monthly interest rate of 10% and is set to repay by the end of February 2024.

On January 31, 2024, Captivision Korea entered into a new loan agreement with BioX for an aggregate principal amount of $308,992, equivalent to ~~W~~400,000,000, with interest accruing at 5% per annum and a maturity date of March 31, 2024.

‑ 78 ‑

Finally, we determined that approximately $7.3 million in Captivision Korea current liabilities are past due as of the date of this annual report. The balances include approximately $6.5 million in liabilities related to operations and approximately $0.9 million in liabilities related to payroll expenses.

We continue to evaluate all of our options, which could include refinancing or restructuring of our debt, selling assets, and/or seeking to raise additional capital through alternative financings or other sources of private capital.

We expect our liquidity condition to continue to remain insufficient to fund our operations and satisfy our obligations in the year ended December 31, 2024. We are in discussions with multiple financing sources to attempt to secure financing. There are no assurances that we will be able to obtain financing on acceptable terms, or at all, to provide the necessary funding to continue our operations and satisfy our obligations. As further described below, the potential failure of our warrant holders to exercise their warrants and the substantial percentage of Ordinary Shares held by Selling Securityholders may make finding additional funding more difficult. Without such additional funding, we will not be able to continue operations.

If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry and Company— We will require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to obtain such financing on favorable terms, or at all.”

Until we can generate a sufficient amount of revenue from our sales, if ever, we expect to finance our operating activities through our operations and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry and Company— We will require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to obtain such financing on favorable terms, or at all.”

Our Warrants are exercisable at a price per share of $11.50, and our Converted Options are exercisable at a price per share of $4.84. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe the holders of Warrants will be very unlikely to exercise their Warrants. If the market price for our Ordinary Shares is less than $4.84 per share, we believe the holders of the Converted Options will be very unlikely to exercise their Converted Options. On April 29, 2024, the last reported sales price of our Ordinary Shares was $5.08 per share and the last reported sales price of our Public Warrants was $0.14 per Public Warrant. Therefore, any cash proceeds that we may receive in relation to the exercise of such securities is dependent on the trading price of our Ordinary Shares above the $11.50 exercise price of the Warrants. There is no guarantee that our Warrants will be in the money prior to their expiration and, as such, our Warrants may expire worthless. Our current operating plans do not assume the exercise of any of the Warrants for cash and we do not believe that the exercise of Warrants and the amount of cash proceeds, if any, from such exercise, will have a material impact on our liquidity or cash condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operating as a Public Company—The Warrants and the Converted Options may never be in the money, and may expire worthless.”
The sale of our Ordinary Shares in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of our Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate or otherwise raise additional capital. Resales of our Ordinary Shares may cause the market price of our securities to drop

‑ 79 ‑

significantly, even if our business is doing well. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operating as a Public Company—Future resales of a substantial number of Ordinary Shares in the public market, or the perception that such sales could occur, could cause the price of Ordinary Shares to decline.”

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of our Ordinary Shares by Selling Securityholders, which could result in a significant decline in the trading price of our Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations. However, we do not presently anticipate the need to raise additional debt or equity financing to fund our current operations.

Sources of Liquidity

Revenue

Captivision Korea incurred net cash outflows from operations of $(10,479,265) for the year ended December 31, 2023. Captivision Korea generated net cash outflow from operations of $(8,923,630) for the year ended December 31, 2023. Captivision Korea incurred net cash outflows from operations of $(5,500,004) for the year ended December 31, 2022. Captivision Korea incurred net cash outflow from operations of $(4,988,746) for the year ended December 31, 2021.

Equity

Captivision Korea received $804,005 from the issuance of stock during the year ended December 31, 2023. Captivision Korea received $907,129 from the issuance of stocks during the year ended December 31, 2022. Captivision Korea received $2,619,890 from the issuance of stocks during the year ended December 31, 2021.

As of November 14, 2023 JGGC had approximately $2,994,577 in cash held in the Trust Account, net of transaction expenses and other expenses at Closing that was made available to Captivision Korea in connection with the consummation of the Business Combination.

Debt

Captivision Korea received $13,776,408 as proceeds from short-term borrowings and $240,180 as proceeds from long-term borrowings during the year ended December 31, 2023. Captivision Korea received $13,074,687 as proceeds from short-term borrowings and $4,257,002 proceeds from long-term borrowings during the year ended December 31, 2022. Captivision Korea received $6,273,360 as proceeds from short-term borrowings and $179,854 as proceeds from long-term borrowings during the year ended December 31, 2021.

During the year ended December 31, 2023, an aggregate of $5,747,682 of debt was converted into an aggregate of 1,180,853 Captivision Korea Common Shares.

During the year ended December 31, 2022, an aggregate of $19.6 million of debt was converted into an aggregate of 4,947,447 Captivision Korea Common Shares.

During the year ended December 31, 2021, an aggregate of $28.5 million of debt was converted into an aggregate of 6,777,593 Captivision Korea Common Shares.

Material Cash Requirements

Operations

We estimate that our typical fixed cost of operation is about $10 million per year which reflects the minimum costs to keep open our factories and overseas subsidiaries, and retain a minimum staff level required for sales and various support functions.

‑ 80 ‑

Taking into account our historical margins, we estimate that we need approximately $26.0 million in revenues to be able to cover our fixed cost of operation, consisting of approximately $20.0 million in revenues needed to cover fixed costs of existing operations and approximately $6.0 million in revenues to cover additional costs of operations as a public company.

The cash flow from operations was not sufficient to cover our full operating costs in 2023.

Capital Expenditures

We do not expect significant capital expenditures to be required in the short to medium term because we already have operational manufacturing capacity representing approximately $220 million in annual sales as of December 31, 2023, which represents more than six times our current estimated demand for G‑Glass in 2024.

Debt Service

As of the date of this annual report, we will need to pay $1.7 million in interest on $17.9 million of short‑term borrowings, and approximately $0.3 million in annual interest on $4.9 million long‑term borrowings.

Please see “—Borrowings” below for additional information on our outstanding debt as of December 31, 2023.

Subsequent to December 31, 2022, Captivision Korea and Houng Ki Kim, Captivision Korea’s co‑founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to Captivision Korea in an amount of $1,544,962, equivalent to ~~W~~2,000,000,000, with interest accruing at an annual rate of 5% and with a maturity date of December 31, 2023. As of December 31, 2023, an aggregate of $68,129, equivalent to ~~W~~88,195,396, excluding accrued interest was outstanding under the credit agreement.

On March 23, 2023, Captivision Korea issued the CB to Charm Savings Bank in an aggregate principal amount of $1,931,203, equivalent to ~~W~~2.5 billion, with interest accruing at an annual rate of 10% and maturing on March 23, 2024. The CB is partially guaranteed by Captivision Korea stock held by Bio X, a related party of Captivision Korea. On August 21, 2023, Charm Savings Bank transferred the CB to Bluming Innovation Co. Ltd. On August 21, 2023, Bluming Innovation Co. Ltd. and Captivision Korea amended the CB to provide that, following the Business Combination, the CB is convertible into 217,614 Ordinary Shares. We are engaged in negotiations to extend the maturity date of its debt to December 31, 2024, and to allow the conversion of this debt into equity at our discretion.

On April 27, 2023, we entered into a loan agreement with Kyung Sook Kim for an aggregate principal amount of $1,158,722, equivalent to ~~W~~1,500,000,000, with interest accruing at the rate of 3% per month and maturing on October 26, 2023. On May 26, 2023, a payment of $193,120, equivalent to ~~W~~250,000,000 was made. Subsequently, on May 30, 2023, an additional repayment of $38,624, equivalent to ~~W~~50,000,000 took place, leaving a remaining balance of $926,977, equivalent to ~~W~~1,200,000,000 as of the date of this annual report. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. We are engaged in negotiations with Kyung Sook Kim to extend the debt’s maturity date to December 31, 2024. Furthermore, discussions are ongoing with the lender regarding the conversion of debt into equity, with a significant probability that $926,977, equivalent to ~~W~~1,200,000,000 of the debt will be converted into equity shares.

We are presently engaged in negotiations for debt‑to‑equity conversions with IMEAN Partners, Mirae Assets, and Jae‑Young Kim. The conversions are for outstanding debts valued at $348,389, equivalent to ~~W~~451,000,000, $154,496, equivalent to ~~W~~200,000,000, and $98,717, equivalent to ~~W~~127,792,434, respectively.

On May 9, 2023, we entered into a loan agreement with Nam In Kim for an aggregate principal amount of $386,241, equivalent to ~~W~~500,000,000, with interest accruing at an annual rate of 15% and maturing on June 23, 2023. The loan is secured by 170,000 Captivision Korea Common Shares held by Bio X. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. This loan remains outstanding as of the date of this annual report.

We are engaged in negotiations pursuant to which we would repay $154,496, equivalent to ~~W~~200,000,000 of the debt on February 23, 2024, and Nam In Kim would extend the term of the remaining debt of $231,744, equivalent to ~~W~~300,000,000 until December 31, 2024.

‑ 81 ‑

On May 17, 2023, we entered into a loan agreement with Yongwoo Kim for an aggregate principal amount of $231,744, equivalent to ~~W~~300,000,000, with interest accruing at an annual rate of 5% per annum. We are engaged in negotiations with Yongwoo Kim, pursuant to which we would repay $77,248, equivalent to ~~W~~100,000,000 of the debt on February 23, 2024, and the lender would extend the remaining debt of $154,496, equivalent to ~~W~~200,000,000 until December 31, 2024. This loan remains outstanding as of the date of this annual report.

On June 21, 2023, we entered into a loan agreement with Seong Ik Han for an aggregate principal amount of $231,744, equivalent to ~~W~~300,000,000, with interest accruing at the rate of 1% per month and maturing on July 21, 2023. The loan is secured by 900,000 Captivision Korea Common Shares held by Bio X. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. This loan remains outstanding as of the date of this annual report. The newly extended maturity date has been set for February 29, 2024.

On September 1, 2023, we entered into a loan agreement with Yu Ha Asset Co., Ltd. for an aggregate principal amount of $772,481, equivalent to ~~W~~1,000,000,000, with interest accruing at an annual rate of 12% and maturing on November 20, 2023. On December 4, 2023, we entered into an extension agreement, pursuant to which the maturity date was extended to December 29, 2023. We are engaged in negotiations with Yu Ha Asset pursuant to which we would repay $386,241, equivalent to ~~W~~500,000,000 of the debt on February 23, 2024, and the lender would extend the maturity date of the remaining debt until December 31, 2024. This loan remains outstanding as of the date of this annual report.

Due to ongoing capital constraints, we were unable to pay approximately $14.1 million of additional transaction expenses on the Closing Date. Effective as of November 15, 2023, a number of our service providers, Captivision Korea and JGGC entered into Deferral Agreements to defer Deferred Amounts until a future date when sufficient funds may become available to pay such Deferred Amounts in cash. Each of the Deferral Agreements generally provide that (i) until repaid, the Deferred Amounts accrue interest at the rate of 12% per annum and (ii) (A) 50% of the Deferred Amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date. As an alternative to cash payment, certain of the Deferral Agreements, including the JGGC SPAC Holdings Deferral Agreement, accounting for approximately $7.7 million of the transaction expenses, provide that the counterparties have the option to convert all of a portion their outstanding amount owed to them under their respective fee deferral agreements into Ordinary Shares at a share price equal to the average of the volume weighted average of an Ordinary Share for the 20 consecutive Trading Day period occurring prior to the applicable election date. The timing, frequency, and the price at which we issue Ordinary Shares are subject to market prices and such counterparty’s decision to accept repayment for any such amount in equity.

On November 28, 2023, Captivision Korea entered into a loan agreement with KEB Hana Bank (“KEB”) for an aggregate principal amount of approximately $4.2 million, with interest accruing at a floating rate equal to the 3‑month CD rate (currently 3.84%) plus 2.08% (equating to a current total interest rate of 5.92% per annum) and a maturity date of November 28, 2026. This facility loan is secured by land and buildings owned by Captivision Korea.

Also on November 28, 2023, Captivision Korea entered into a separate loan agreement with KEB for an aggregate principal amount of approximately $1.1 million, with interest accruing at a floating rate equal to the 3 month CD rate (currently 3.84%) plus 1.76% (equating to a current total interest rate of 5.60% per annum) and a maturity date of November 28, 2024.

Captivision Korea used the proceeds to pay off the outstanding amount of principal loans of approximately $4.2 million and approximately $0.9 million obtained from Saemaeul Savings Bank (“Saemaeul”) and Kookmin Bank (“Kookmin”), respectively. Additionally, Captivision Korea repaid the accrued interest amounts and early payment fees to Saemaeul and Kookmin in the amount of approximately $72 thousand and approximately $4 thousand, respectively.

Captivision Korea is party to a certain loan agreement entered into with SBI Savings Bank (“SBI”) with a current outstanding principal amount of approximately $0.7 million, accruing interest at a rate of 7.1% per year. The SBI loan was originally scheduled to mature on December 5, 2023. However, on December 4, 2023, Captivision Korea and SBI entered into an extension agreement, pursuant to which Captivision Korea repaid $38 thousand of outstanding principal and the maturity date was extended by one year to December 5, 2024.

As part of our post‑closing review of the business combination, we determined that Captivision Korea’s short‑term borrowing loan agreements were not in default subsequent to December 31, 2023. Captivision Korea has extended the contracts for its maturing short-term borrowings, and Captivision Korea is also currently in the process of negotiating loan

‑ 82 ‑

modifications with the various lenders, including discussions with various creditors to convert outstanding debt amounts into ordinary shares of the Company.

On December 4, 2023, Captivision Korea entered into an extension agreement with eight individual lenders and Yu Ha Asset, pursuant to which the maturity date was extended until December 29, 2023. The aggregate principal amount of these extended loans was approximately $3.1 million and $0.8 million, respectively. We are currently engaged in negotiations with three individual lenders with $1.5 million in order to extend the maturity date until December 31, 2024, and the remaining six individual lenders with $1.6 million in order to extend the maturity date until February 29, 2024. We are engaged in negotiations with Yu Ha Asset pursuant to which we would repay $0.4 million of the debt on February 23, 2024, and the lender would extend the maturity date of the remaining debt of $0.4 million until December 31, 2024.

On December 6, 2023 Captivision Korea obtained written consent from Whale Investment and Samsung Securities to extend the maturity of the loans provided. The maturity date for the loan from Whale Investment of approximately $3.5 million was extended to June 28, 2024. The maturity date for the loan from Samsung Securities of approximately $0.6 million was extended to June 28, 2024, and the interest rate was modified from 6% to 8% per annum. On the same date, Captivision Korea entered into an extension agreement with Ulmus with respect to the $0.2 million loan, extending the maturity date to June 28, 2024, and modifying the interest rate from 6% to 8% per annum. Captivision Korea is engaged in negotiations to obtain a written consent from Whale Investment, Samsung Securities, and Ulmus to extend the maturity date of its debt to December 31, 2024, and to allow the conversion of this debt into equity at its discretion.

In addition, Captivision Korea currently has an outstanding secured loan payable to UD 9th Securitization Specialty Co., Ltd., in an amount of approximately $1.7 million, accruing interest at a rate of 7.4% per annum. The loan matured on June 20, 2023 and an extension request has been denied. The creditor has verbally informed Captivision Korea of its intent to exercise its legal remedies against the collateral (the G‑Frame manufacturing facility), but has not yet taken any enforcement action. On January 30, 2024, Captivision Korea obtained a written consent from the UD 9th not to initiate the auction proceedings for the mortgaged properties until February 29, 2024.

On January 5, 2024, Captivision Korea executed a loan agreement with Four Season SPA, securing a principal amount of $38,624, equivalent to ~~W~~50,000,000. This loan carries a monthly interest rate of 10% and is set to repay by the end of February 2024.

On January 31, 2024, Captivision Korea entered into a new loan agreement with BioX for an aggregate principal amount of $308,992, equivalent to ~~W~~400,000,000, with interest accruing at 5% per annum and a maturity date of March 31, 2024.

Finally, we determined that approximately $7.3 million in Captivision Korea current liabilities are past due as of the date of this annual report. The balances include approximately $6.5 million in liabilities related to operations and approximately $0.9 million in liabilities related to payroll expenses.

We continue to evaluate all of our options, which could include refinancing or restructuring of our debt, selling assets, and/or seeking to raise additional capital through alternative financings or other sources of private capital.

Marketing

As we operate largely business to business, we do not rely on substantial marketing efforts. However, we expect that increasing marketing activity as we enter new markets will increase marketing expenses. We anticipate that we will need additional cash to fund marketing expenses as we enter new markets in the future.

Inventory

As sales grow, we expect that it may be necessary to hold larger supplies of raw materials in order to meet production requirements. After an initial investment of approximately $4 million, we expect future expenses for raw materials will be in an amount that can be funded by cash flow from operations.

Glass as a Service

We expect that we may need significant additional cash in the future if we were to aggressively pursue global SLAM projects with a service‑based model where we are responsible for the associated advertising media platform.

‑ 83 ‑

Comparison of the year ended December 31, 2023 and December 31, 2022

Consolidated Statement of Cash Flows:	2023	2022
Net cash flows provided (used in):
Operating activities	(10,479,265)	(5,500,004)
Investing activities	297,910	(1,102,330)
Financing activities	10,512,024	6,601,098
Effects of changes in foreign exchange rates	(50,581)	(41,479)
Increase (decrease) in cash and cash equivalents	280,088	(42,715)

Cash Flows from Operating Activities

Our net cash from operating activities decreased by 90.5% to $(10,479,265) for the year ended December 31, 2023, compared to $(5,500,004) used in operating activities for the year ended December 31, 2022, mainly due to increase in cash used in operating activities of $3,546,895, or 66.0%, to $(8,923,630) for the year ended December 31, 2023 from $(5,376,735) for the year ended December 31, 2022, an increase in cash used in interest payment of $793,990, or 105.1%, to $(1,549,640) for the year ended December 31, 2023 from $(755,650) for the year ended December 31, 2022, and a decrease in cash flow from income tax benefit of $635,888, or 101.0%, to $(6,344) for the year ended December 31, 2023 from $629,544 for the year ended December 31, 2022.

Cash Flows from Investing Activities

Our net cash flows from investing activities increased by 127.0% to $297,910 for the year ended December 31, 2023, compared to $(1,102,330) provided by investing activities for the year ended December 31, 2022, mainly due to a decrease in short term loan of $3,952,834, or 89.2%, to $(481,029) for the year ended December 31, 2023 from $(4,433,863) for the year ended December 31, 2022 and a decrease in cash used in acquisition of investments in affiliates of $1,423,701, or 100.0%, to $0 for the year ended December 31, 2023 from $(1,423,701) for the year ended December 31, 2022, partially offset by a decrease in proceeds from short term loan of $4,382,687, or 91.6%, to $404,461 for the year ended December 31, 2023 from $4,787,148 for the year ended December 31, 2022.

Cash Flows from Financing Activities

Our net cash flows from financing activities increased by 59.2% to $10,512,024 for the year ended December 31, 2023, compared to $6,601,098 proved by financing activities for the year ended December 31, 2023, mainly due to a increase in funds acquired on reverse acquisition of $3,004,613, or 100.0%, to $3,004,613 for the year ended December 31, 2023 from $0 for the year ended December 31, 2022, a decrease in cash used in acquisition of own stocks of $1,735,614, or 100.0%, to $0 for the year ended December 31, 2023 from $(1,735,614) for the year ended December 31, 2022, an increase in fluctuations in convertible bonds of $1,694,736, or 1,074.7%, to $1,852,435 for the year ended December 31, 2023 from $157,699 for the year ended December 31, 2022, and a decrease in repayment of short-term and long-term borrowings of $1,816,156, or 17.6%, to $(8,523,111) for the year ended December 31, 2023 from $(10,339,267) for the year ended December 31, 2022, partially offset by a decrease in proceeds from long-term borrowings of $4,016,822, or 94.4%, to $240,180 for the year ended December 31, 2023 from $4,257,002 for the year ended December 31, 2022.

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

‑ 84 ‑

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

Cash Flows from Financing Activities

Our net cash flows from financing activities increased by 5,376.0% to $6,601,098 for the year ended December 31, 2022, compared to $(125,115) used in financing activities for the year ended December 31, 2021, mainly due to an increase in proceeds from short‑term borrowings of $6,801,327, or 108.4%, to $13,074,687 for the year ended December 31, 2022 from $6,273,360 for the year ended December 31, 2021, an increase in proceeds from long‑term borrowings of $4,077,148, or 2266.9%, to $4,257,002 for the year ended December 31, 2022 from $179,854 for the year ended December 31, 2021, and a decrease in repayments of long‑term borrowing of $6,216,569, or 82.9%, to $(1,282,529) for the year ended December 31, 2022 from $(7,499,098) for the year ended December 31, 2021, partially offset by an increase in repayments of short‑term borrowings of $7,991,865, or 750.5%, to $(9,056,738) for the year ended December 31, 2022 from $(1,064,873) for the year ended December 31, 2021.

Borrowings

Our borrowings as of December 31, 2023, are reflected in the table below:

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of December 31, 2023
Short-term borrowings	SBI Savings Bank	9.37%	672,059
	KEB Hana Bank	5.59%	1,158,722
	Whale Investment	8.00%	3,476,165
	Samsung Securities Co., Ltd	6.0%	619,916
	Powergen	11.0%	749,307
	Ulmus-Solon Technology Investment Partnership 1st Joint Business Execution Cooperative	6.00%	247,966
	Yu Ha Asset	12.00%	772,481
	William Isam Company	4.00%	190,632
	BioX	5.0%	314,846
	Others		5,309,225
	Subtotal		13,511,319
Current portion of long-term liabilities	United asset management Ltd.	6~7.38%	1,620,136
Convertible bond	Charm Savings Bank	10.0%	1,961,792
Long-term Borrowings	KEB Hana Bank		4,248,646
	Others		615,727
	Subtotal		4,864,373
	Total		21,957,620

Off‑Balance Sheet Arrangements

We did not have any material off‑balance sheet arrangements as of December 31, 2023 or December 31, 2022.

‑ 85 ‑

Non‑IFRS Measures

We use non‑IFRS financial measures to assist in comparing our performance on a consistent basis for purposes of business decision‑making by removing the impact of certain items that we believe do not directly reflect our core operations. We believe that presenting non‑IFRS financial measures is useful to investors because it (a) provides investors with meaningful supplemental information regarding financial performance by excluding certain items that we believe do not directly reflect our core operations, (b) permits investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance, and (c) otherwise provides supplemental information that may be useful to investors in evaluating our results.

We believe that the presentation of the following non‑IFRS financial measures, when considered together with the corresponding IFRS financial measures and the reconciliations to those measures provided herein provides investors with an additional understanding of the factors and trends affecting our business that could not be obtained absent these disclosures.

Adjusted Financial Metrics

Adjusted EBITDA

We define Adjusted EBITDA as net loss before depreciation and amortization, finance income, finance cost, other income, other expense, corporate income tax benefit, bad debt expense, employee share compensation cost, inventory disposal, and litigation costs, adjusted for (i) certain non‑recurring, infrequent, or unusual items that the we believe do not reflect our core operating performance and (ii) certain items that may be recurring, frequent or usual, but that do not reflect our core operating performance and do not and will not require cash settlement.

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

(i)
certain non‑recurring, infrequent, or unusual items that we believe do not reflect our core operating Performance; and
(ii)
certain items that may be recurring, frequent or usual, but that are objectively quantifiable, directly related to the COVID‑19 pandemic, do not reflect our core operating performance and do not and will not require cash settlement.

We believe that these adjustments are useful to investors because they provide meaningful information about Captivision Korea’s operating results and enhance comparability of our financial performance between fiscal periods. Adjusted EBITDA also has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under IFRS. For example, although depreciation expense is a non‑cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock‑based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

‑ 86 ‑

Comparison of the years ended December 31, 2023 and December 31, 2022

	For the year ended
(FX KRW/USD FY2022 = 1,292, FY2023 = 1,306)	December 31,
	2023	2022
Reconciliation of Adjusted EBITDA	(in U.S. $ unless otherwise indicated)
Net Loss:	(76,985,584)	(7,892,168)
Add Back:	68,843,249	9,074,384
Depreciation & Amortization	2,603,475	2,815,297
Net non-operating loss	60,845,873	6,857,610
Finance income	(134,124)	(4,233,034)
Interest Income	(13,643)	(39,966)
Gain from foreign currency transactions	(41,881)	(38,952
Gain from disposal of non-current financial assets	—	—
Gain from foreign currency translation	(78,600)	(74,596)
Gain from discharge of indebtedness(*1)	—	(4,079,520)
Finance cost	3,226,024	1,120,831
Interest expense	2,466,238	919,446
Loss from foreign currency transactions	24,667	68,204
Loss from foreign currency translation	127,190	133,181
Loss from valuation of CB	103,342	—
Change in fair value of derivative warrant liabilities	504,587	—
Other income	(198,778)	(5,199,803)
Gain from equity method		—
Income from disposal of tangible assets	(4,682)	—
Miscellaneous(*2)	(193,269)	(5,197,964)
Dividend income	(827)	(1,839)
Other expense	57,952,751	15,169,616
Impairment loss from Tangible Assets	19,004	—
Impairment loss from Intangible Assets	4,070,331	3,902,589
Impairment loss from equity method investment	2,683,019	—
Loss from equity method investment	—	535,268
Loss from inventory impairment(*3)	214,378	5,645,992
Miscellaneous loss	440,332	1,364,824
Loss from disposal of investment in subsidiaries	—	—
Other allowance for other receivables and prepayments	4,865,907	436,674
Donation	37,508	37,926
Loss from disposal of tangible assets	—	3,246,343
Loss from disposal of intangible assets	1,912	—
Nasdaq Listing Expense	26,884,034	—
Reverse Acquisition Expense	18,736,326	—
Corporate income tax benefit	2,861,079	(1,511,696)
Employee share compensation cost	2,532,821	687,888
Litigation costs	—	225,285
Adjusted EBITDA	(8,142,335)	1,182,216
Adjusted EBIT	(10,745,810)	(1,633,081)

(*) Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2022.

Our Adjusted EBITDA decreased by 788.7%, or $9,324,551 to $(8,142,335) for the year ended December 31, 2023, compared to $1,182,216 for the year ended December 31, 2022, mainly due to increased net loss in December 31, 2023.

Our Adjusted EBIT decreased by 558.0%, or $9,112,729 to $(10,745,810) for the year ended December 31, 2023, compared to $(1,633,081) for the year ended December 31, 2022, mainly due to increased net loss in December 31, 2023.

‑ 87 ‑

Comparison of the years ended December 31, 2022 and December 31, 2021

(FX KRW/USD FY2021 = 1,145, FY2022 = 1,292)	For the Year Ended December 31,
Reconciliation of Adjusted EBITDA:	2022	2021
	(in U.S.$ unless otherwise indicated)
Net Loss:	(7,892,168)	(60,387,182)
Add Back:	9,074,384	50,019,683
Depreciation & Amortization	2,815,297	3,578,736
Net non-operating loss	6,857,610	36,502,691
Finance income	(4,233,034)	(4,116,259)
Interest Income	(39,966)	(202,432)
Gain from foreign currency transactions	(38,952)	(33,517)
Gain from disposal of non-current financial assets	—	(75,821)
Gain from foreign currency translation	(74,596)	(110,252)
Gain from discharge of indebtedness(*1)	(4,079,520)	(3,694,237)
Finance cost	1,120,831	1,996,436
Interest expense	919,446	1,876,001
Loss from foreign currency transactions	68,204	41,865
Loss from foreign currency translation	133,181	78,570
Other income	(5,199,803)	(589,255)
Loss from equity method	—	171,147
Income from disposal of tangible assets	—	(7,202)
Miscellaneous(*2)	(5,197,964)	(753,200)
Dividend income	(1,839)	—
Other expense	15,169,616	39,211,769
Impairment loss from Intangible Assets	3,902,589	564,563
Loss from equity method investment	535,268	—
Loss from inventory impairment(*3)	5,645,992	8,415,311
Miscellaneous loss	1,364,824	5,267,980
Loss from disposal of investment in subsidiaries	—	13,318,419
Other allowance for other receivables and prepayments	436,674	10,127,381
Donation	37,926	—
Loss from disposal of tangible assets	3,246,343	1,518,115
Corporate income tax benefit	(1,511,696)	(3,599,507)
Bad debt expenses	—	13,260,125
Employee share compensation cost	687,888	277,638
Inventory disposal	—	—
Litigation costs	225,285	—

Adjusted EBITDA	1,182,216	(10,367,499)

Adjusted EBIT	(1,633,081)	(13,946,235)

(*1) Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2021 and 2022.

(*2) The amount includes $5,144,961 of recognition of gain from goods returned from previous year’s sales. The gain from goods returned from previous year’s sales was objectively quantifiable and directly related to the COVID-19 pandemic. Specifically, due to the COVID-19 pandemic construction projects were delayed or cancelled and Captivision Korea’s industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with Captivision Korea was negatively affected. As a result, certain customer contracts were cancelled in the year ended December 31, 2022 and the previously delivered products related

(*3) The losses from inventory impairment were objectively quantifiable and directly related to the COVID-19 pandemic. In particular, prior to the start of the pandemic, Captivision Korea built up an inventory to meet its obligations under existing agreements and anticipated new business. However, the COVID-19 pandemic disrupted demand for G-Glass because construction projects were delayed or cancelled and Captivision Korea’s industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with Captivision Korea was negatively affected. As a result, Captivision Korea was unable to use the inventory within its “useful life” under IFRS and Captivision Korea recorded loss from inventory impairment of $5,645,992 and $8,415,311 for the years ended December 31, 2022 and 2021, respectively. Captivision Korea does not expect to incur inventory impairment charges in the future because it views the COVID-19 pandemic as a once in a lifetime occurrence that is not reasonably likely to recur. The charges are non-operating expenses that did not require Captivision Korea to incur a cash

‑ 88 ‑

expense at the time of determination and Captivision Korea will not incur an expense to replace the inventory because the inventory remains usable in future projects.

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

Key Performance Indicators

In addition to IFRS and non‑IFRS financial measures, we regularly review several metrics as a means to track quality control as well as the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. The numbers for our key metrics are calculated using internal company data. The methodologies used to measure these metrics require significant judgment. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. For general notes regarding risks associated with assumptions and estimates used in calculating our key metrics, see “Item 3. Key Information—D. Risk Factors—Risks Related to Operating as a Public Company—Estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.”

Project Metrics

We track our projects with respect to, among other things, number of projects, average size per project, and average revenue per project. As presented below, we saw growth in all three of these metrics from December 31, 2023 to December 31, 2022 and December 31, 2022 to 2021.

	Growth 2023 over 2022	2023	2022	Growth 2022 over 2021	2022	2021
Number of Projects	(60.6%)	24	61	79%	61	34
Average Size per Project (sq. ft.)	71.7%	2,021	1,177	91%	1,177	616
Average Revenue per Project (KRW million)	242.2%	1,167	341	34%	341	253
Average Revenue per Project (US$ thousands)	239.9%	894	263	19%	263	221

Summary of Significant Accounting Policies

The significant accounting policies followed and applied by Captivision to prepare financial statements in accordance with IFRS are described below. The financial statements for the current period are prepared using the same accounting policy except for changes to the accounting policies described in Note 4 to our consolidated financial statements.

Our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this annual report, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Changes in Accounting Policies

We have adopted the following amendments as of January 1, 2024.

IFRS 7 and 9 Financial Instruments, IFRS 5 Insurance Contracts, and IFRS 16 Leases

IFRS 9 Financial instruments, International Accounting Standards (IAS) 39 Financial instruments: recognition and measurement, IFRS 7 Financial instruments: disclosure, IFRS 5 Insurance contracts, IFRS 16 Leases – interest rate benchmark reform.

‑ 89 ‑

In relation to interest rate benchmark reform, an entity adjusts the effective interest rate rather than the carrying amount when replacing the interest rate indicator for a financial instrument measured at amortized cost and it includes exceptions such as allowing hedge accounting to continue uninterrupted in the event of an interest rate indicator replacement in a hedging relationship.

IFRS 16 Lease – Discounts on rent related to COVID‑19 provided even after June 30, 2021

The application of the practical simple method, which prevents the evaluation of whether rent discounts, etc. arising directly as a result of COVID‑19, are subject to lease changes, has been expanded to lease reductions that affect rents due before June 30, 2022. The lessee shall consistently apply practical expedients to contracts with similar characteristics under similar circumstances.

We introduced the amendments to IFRS 16 early, changing our accounting policy for all rent discounts that meet the conditions and applying the changed accounting policy retrospectively according to the transitional provisions.

There was no cumulative effect of retrospective application and no restatement of the previous financial statements presented. As of December 31, 2023 and December 31, 2022, the amendments to IFRS had no significant impact on the financial statements.

Significant Accounting Policies

The preparation of financial statements in conformity with IFRS requires us to make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. We routinely make judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. We have identified the following accounting policies as the most important to the presentation and disclosure of our financial condition and results of operations.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this annual report, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Subsidiaries

We have prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities (including Special Purpose Entities (“SPEs”)) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for our business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognize any non‑controlling interest in the acquired entity on an acquisition‑by‑acquisition basis either at fair value or at the non‑controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non‑controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition‑related costs are expensed as incurred.

The excess of consideration transferred, the amount of any non‑controlling interest in the acquired entity and acquisition‑date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

‑ 90 ‑

Intercompany transactions, balances and unrealized gains on transactions among our companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by us.

Changes in ownership interests in subsidiaries without change of control.

Any differences between the amount of the adjustment to non‑controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of our controlling company.

Disposal of subsidiaries

When we cease to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is re‑measured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which we have significant influence but do not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between us and our associates are eliminated to the extent of our interest in the associates. If our share of losses of an associate equals or exceeds our interest in the associate (including long‑term interests that, in substance, form part of our net investment in the associate), we discontinue the recognition of our share of further losses. After our interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, we recognize the difference between the recoverable amount of the associate and our book amount as impairment loss. If an associate uses accounting policies other than ours for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to ours when we use the associates’ financial statements in applying the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short‑term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Non‑Derivative Financial Assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in the statement of financial position when, and only when, we become a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI debt investment; FVOCI—equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless we change our business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

‑ 91 ‑

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, we may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment‑by‑investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as FVTPL. This includes all derivative financial assets. At initial recognition, we may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, we have a legal right to offset the amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in‑transit.

Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self‑constructed

‑ 92 ‑

assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The costs of the day‑to‑day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight‑line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by us. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are reflected on the table below:

Items	Estimated Useful Lives
(in years)
Buildings and structures	40
Machinery	10
Others	5

Depreciation methods, useful lives and residual values are reviewed at each financial year‑end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized in a straight‑line method for five years with the residual value of zero from the time they are available.

Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and we will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within the line item “other income.”

Impairment for Non‑Financial Assets

The carrying amounts of our non‑financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have

‑ 93 ‑

indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

Deferred Income Tax

Our taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, we are liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As our income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. We use judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Non‑Derivative Financial Liabilities

We classify financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognize them in our statement of financial position when we become a party to the contract.

Financial liabilities at profit or loss

Financial liability at profit or loss includes a short‑term trading financial liability or a financial liability designated as financial liability at profit or loss at initial recognition. A financial liability at profit or loss is measured at fair value after

‑ 94 ‑

initial recognition and changes in fair value are recognized in profit or loss. On the other hand, transaction costs incurred in connection with the issuance at initial recognition are recognized in profit or loss immediately upon occurrence.

Other financial liabilities

Non‑derivative financial liabilities that are not classified as financial liabilities at profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value minus transaction costs directly related to issuance at initial recognition. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method and interest expenses are recognized using the effective interest method.

Financial liabilities are removed from the statement of financial position only when they are extinguished, i.e., contractual obligations are fulfilled, cancelled, or expired.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to us prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Employee Benefits

Short‑term employee benefits

Short‑term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis.

Defined benefit plan

A defined benefit plan is a post‑employment benefit plan other than defined contribution plans. Our net obligation in respect of our defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our obligations and that are denominated in the same currency in which the benefits are expected to be paid. We recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then‑net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

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

‑ 95 ‑

Share‑Based Payments

Converted Options

Where share options are awarded to Captivision Korea ’s employees, the fair value of the options at grant date is charged to the Statement of Profit and Loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options or warrants that eventually vest. Market vesting conditions are factored into the fair value of the options granted. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

The fair value of the award also considers non-vesting conditions. These are either factors beyond the control of either party (such as a target based on an index) or factors which are within the control of one or other of the parties (such as we keeping the scheme open or the employee maintaining any contributions required by the scheme).

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Statement of Profit and Loss over the remaining vesting period.

Where equity instruments are granted to persons other than employees, the Statement of Profit and Loss is charged with fair value of goods and services received.

When share options lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

RSRs (Restricted Stock Rights)

RSRs are granted to Captivision Korea Founders (Houng Ki Kim and Ho Joon Lee). Estimating the fair value of RSRs requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the RSRs. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the measurement of the fair value of RSRs at both the acquisition and the reporting date, we use a Monte Carlo simulation. The assumptions and models used for this estimation are disclosed in note 35 to our consolidated financial statements.

Warrants

Warrants are classified as derivatives and are initially recognized at their fair value on the date of inception of the contract. Our warrants are subsequently re-measured at each reporting date with changes in fair value recognized in profit or loss.

As the fair value of the warrants fluctuate with movement in the underlying Captivision Inc. share price, these warrants are considered a derivative as a variable amount of cash will be settled on exercise.

Provisions

Provisions for product warranties, litigations and claims, and others are recognized when we presently hold a legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of our best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

Leases

We lease various repeater server racks, offices, communication line facilities, machinery, and cars. Contracts may contain both lease and non‑lease components. We allocate the consideration in the contract to the lease and non‑lease components based on their relative stand‑alone prices. However, for leases of real estate for which the we are lessee, we apply the practical expedient which has elected not to separate lease and non‑lease components and instead accounts for them as a single lease component.

‑ 96 ‑

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
Fixed payments (including in‑substance fixed payments), less any lease incentives receivable;
•
Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
•
Amounts expected to be payable by us (the lessee) under residual value guarantees;
•
The exercise price of a purchase option if we (the lessee) are reasonably certain to exercise that option; and
•
Payments of penalties for terminating the lease, if the lease term reflects us (the lessee) exercising that option.

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

We determine the lease term as the non‑cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, we should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

We are exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right‑of‑use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right‑of‑use assets are measured at cost comprising the following:

•
amount of the initial measurement of lease liability;
•
any lease payments made at or before the commencement date less any lease incentives received;
•
any initial direct costs (leasehold deposits); and
•
restoration costs.

The right‑of‑use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight‑line basis. If we are reasonably certain to exercise a purchase option, the right‑of‑use asset is depreciated over the underlying asset’s useful life.

Payments associated with short‑term leases and leases of low‑value assets are recognized on a straight‑line basis as an expense in profit or loss. Short‑term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low‑value assets are comprised of tools, equipment, and others.

Paid‑in Capital

Common shares are classified as capital, and incremental costs incurred directly related to capital transactions are deducted from capital as a net amount reflecting tax effects. If we reacquire our own equity instruments, these equity instruments are

‑ 97 ‑

deducted directly from equity as subjects of equity. Profit or loss in the case of purchasing, selling, issuing, or incinerating a self‑interest product is not recognized in profit or loss.

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

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non‑taxable or non‑deductible items from the accounting profit.

Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

‑ 98 ‑

We offset deferred tax assets and deferred tax liabilities if, and only if we have a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Earnings (Loss) Per Share

We present basic and diluted Earnings (Loss) Per Share (or “EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to our ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the business combination.

In calculating the weighted average number of ordinary shares outstanding (the denominator of the earnings per share calculation) during the period in which the reverse acquisition occurs:

(a)
the number of ordinary shares outstanding from the beginning of that period to the acquisition date shall be computed based on the weighted average number of ordinary shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio (0.8008) established in the merger agreement; and
(b)
the number of ordinary shares outstanding from the acquisition date to the end of that period shall be the actual number of ordinary shares of the legal acquirer (the accounting acquiree) outstanding during that period.

To reflect equity structure of the legal acquirer (the accounting acquiree).

The basic earnings per share for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition shall be calculated by dividing:

(a)
the profit or loss of the legal acquiree attributable to ordinary shareholders in each of those periods by;
(b)
the legal acquiree’s historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio (0.8008) established in the acquisition agreement.

Dividend

Dividend distribution to our shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by our shareholders.

Information by revenue categories

Revenue

We consist of a single operating segment.

Classification	2023 (in U.S. $)	2022 (in U.S. $)
Product	12,276,442	12,984,977
Merchandise	—	3,309,138
Service	1,600,321	3,897,820
Distribution rights	760,000	—
Total	14,636,763	20,191,935

(*) On March 27, 2023, Captivision Korea and GLAAM Malaysia Sdn. Bhd made an exclusive distribution and license agreement. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, GLAAM Malaysia Sdn. Bhd paid a royalty payment of total $760,000.

‑ 99 ‑

Classification	2022 (in U.S. $)	2021 (in U.S. $)
Product	12,984,977	8,096,808
Merchandise	3,309,138	662,960
Service	3,897,820	606,448
Rent	—	48,903
Total	20,191,935	9,415,119

Information about key customers

One key customer, Eirad Limited Company, during the twelve months ended December 31, 2023, account for more than 10% of our sales.

For the years that ended December 31, 2022 and December 31, 2021, we had two (2) customers in each time period that represented more than 10% of Captivision Korea’s annual sales.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Reverse Acquisition

The acquisition of the share capital of Captivision Korea by the Company whereby Captivision Korea becomes a wholly owned and legal subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of Captivision Korea own a substantial majority of the Ordinary Shares of the Company. Because Captivision, as the accounting acquiree, does not meet the definition of a business, the transaction will be accounted for as a share-based payment transaction in accordance with IFRS 2 whereby Captivision Korea was deemed to have issued shares in exchange for the net assets and listing status of Captivision. The deemed consideration was the fair value of the shares that Captivision Korea would have had to issue to Captivision to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition. Reverse acquisition related expenses consist of the reverse acquisition expense and Nasdaq listing expense and are explained as follows.

(a)
The reverse acquisition expense represents the premium paid for obtaining the public listing and is calculated the difference between the fair value of the deemed consideration and the fair value of the net assets acquired and is a non-recurring expense.
(b)
Nasdaq listing expense primarily consists of legal and other professional fees incurred in preparation for and execution of the Business Combination, which are non-recurring.

Reverse Acquisitions (Preparation and Presentation of Consolidated Financial Statements)

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree-Captivision) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer- Captivision Korea), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquire).

Impairment of Non‑Financial Assets (including Goodwill)

We determine the recoverable amount of a CGU based on fair value or value‑in‑use calculations assess non‑financial assets (including goodwill) for impairment.

‑ 100 ‑

Income Taxes

Our taxable income generated from operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If a certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Republic of Korea’s Tax System for Recirculation of Corporate Income, we are liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As our income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. We use our judgement in making these assumptions and selecting the inputs to the impairment calculation based on our past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non‑emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non‑public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 of our accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this annual report for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2023, 2022 and 2021 and for the consolidated financial statements as of and for the for the years ended December 31, 2023 and December 31, 2022.

We intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes‑Oxley Act: (b) provide all of the compensation disclosure that may be required of non‑emerging growth public companies under the Dodd‑ Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive

‑ 101 ‑

compensation‑related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the our first fiscal year following the fifth anniversary of the closing of the Business Combination, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non‑affiliates or (d) the date on which we issue more than $1.0 billion in non‑convertible debt securities during the previous three years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table provides information relating to our directors and officers as of the date of this annual report. Our board of directors is comprised of seven directors.

Name	Age	Position(s)
Gary R. Garrabrant	67	Chairman, Chief Executive Officer
Dr. Ho Joon Lee	51	Director, Chief Technology Officer
Anthony R. Page	60	Chief Financial Officer
Dr. Orhan Ertughrul	56	Managing Director
Michael B. Berman	66	Independent Director
Craig M. Hatkoff	70	Independent Director
Betty W. Liu	51	Independent Director
Hafeez Giwa	43	Independent Director
Jessica Thomas	54	Independent Director

Executive Officers and Directors

Gary R. Garrabrant, Chairman, and Chief Executive Officer. Mr. Garrabrant is the Chief Executive Officer and co‑founder of Jaguar Growth Partners Group, LLC (“Jaguar”), as well as Jaguar Growth Partners, LLC (“JGP”). Mr. Garrabrant has been the Chief Executive Officer of Jaguar, as well as JGP since their formation in 2013. Mr. Garrabrant was the Chairperson and Chief Executive Officer of JGGC prior to Closing. Prior to the creation of Jaguar, Mr. Garrabrant co‑founded Equity International in 1999 and was Chief Executive Officer and Director from 1999 to 2012. He was the principal architect of Equity International, providing strategic direction and overseeing all of the company’s activities and investment portfolio. From 1996 to 1999, Mr. Garrabrant was Executive Vice President of Equity Group Investments, responsible for private investments and capital markets, leading the acquisition of California Real Estate Investment Trust and the creation of Capital Trust. Previously Mr. Garrabrant co‑founded Genesis Realty Capital Management and held leadership roles in the investment banking divisions of Chemical Bank and Bankers Trust Company. Mr. Garrabrant served as chairperson, vice chairperson and director of a number of companies spanning multiple continents across various sectors, including office, industrial and retail property, logistics, homebuilding, specialty finance, investment management and hospitality.

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

Dr. Ho Joon Lee, Director and Chief Technology Officer. Dr. Lee is the former Chief Executive Officer of Captivision Korea, which he co‑founded in 2011. While at Captivision Korea, Dr. Lee has been the driving force behind the innovation, commercialization, and business development of Captivision Korea’s products and has been the chief strategist of building a leading and innovative, largescale architectural media glass company. Dr. Lee is also the overall architect of

‑ 102 ‑

Captivision Korea’s position as a fully vertically integrated architectural media glass company with offices and installations across APAC, EMEA, and North America. He has overseen the raising of over $185 million for Captivision Korea, established partnerships with industry leaders, such as LG Electronics and ANC, and won numerous awards for Captivision Korea’s products and solutions. Dr. Lee currently serves as a director for G‑SMATT Hong Kong Ltd., G‑SMATT America Ltd. and G‑SMATT Europe Ltd, which are all subsidiaries of Captivision Korea. In addition, Dr. Lee founded, and formerly served as the Chief Executive Officer of, Bio X Co., Ltd., a South Korean investment company focusing on early‑stage funding of companies in the fields of biotechnology and disruptive technologies in various sectors. In 2003, Dr. Lee founded, and formerly served as the Chief Executive Officer of, M3 Capital Partners Asia, an investment advisor in South Korea. Prior to M3 Capital Partners, Dr. Lee was a Senior Analyst (Director) at JP Morgan’s Investment Bank’s Equity Research Team in Hong Kong between 1999 and 2007. At JP Morgan, Dr. Lee covered market and financial analysis, initial public offerings and investments for companies in the technology, media and communications industries as well as the internet markets in South Korea and China. He took on central roles in Nasdaq listing projects for Webzen, Ninetowns, China Finance Online, Widerthan and numerous others. Dr. Lee was nominated multiple times as the “Best Analyst” in surveys conducted by Institutional Investor, AsiaMoney and Maeil Economic Daily. Dr. Lee holds a Ph.D. in Biochemistry from Gonville and Caius College, Cambridge University in the United Kingdom. In addition, Dr. Lee holds an MPhil in biochemistry and B.A. in natural science, both from Cambridge University in the United Kingdom.

Anthony R. Page, Chief Financial Officer. Mr. Page has been the Chief Risk Officer of JGP since February 2022 and previously served as JGP’s Head of Risk Management from January 2021 to February 2022 and senior advisor from 2015 to 2020. From 2006 to 2010, Mr. Page served as Senior Vice President and Director of Commercial Mortgage Investments for Capstead Mortgage Corporation (NYSE: CMO). From 2001 to 2015, Mr. Page served as Managing Partner of Perimone Investment Partners. From 1996 to 2000, Mr. Page was a principal at Apollo Real Estate Advisors focusing on international investments while residing in New York and Hong Kong. Prior to that, Mr. Page served as the Chief Financial Officer for Boston‑based Winthrop Financial Associates and First Winthrop Corporation. Mr. Page is a member of the board of directors and Secretary of the Dallas Housing Finance Corp., and a member of the boards of directors of Brilliant China (a leading integrated developer, operator, and investment manager of logistics warehouses and related industrial properties in China), the McKinney Avenue Transit Authority, Uptown Dallas Inc., and the Uptown Success Alliance, Inc., Mr. Page is a CFA Charterholder, a Chartered Alternative Investment Analyst, was previously a certified public accountant, graduated from the University of Virginia with a B.S. in Commerce and completed the Advanced Management Development Program at the Harvard University Graduate School of Design.

Dr. Orhan Ertughrul, Managing Director. Dr. Ertughrul is the Managing Director of Captivision Korea’s UK subsidiary G‑ SMATT Europe which he joined in 2017. Dr. Ertughrul has been instrumental in productifying Captivision Korea’s offering and in developing product roadmaps and marketing programs. Dr. Ertughrul has over 20 years of experience as a product management professional and has held several senior roles, including founding several companies. He has eight years of experience in start‑ups and extensive product marketing experience, including being a Principle Consultant at BioX Clan, a South Korean early stage investor. Prior to Captivision Korea, Dr. Ertughrul was a Product Manager for Data Center Products at Comstor UK. Prior, Dr. Ertughrul was a Director of DSP Value Programs at Consona Corporation, 2007‑2010. Dr. Ertughrul was Director of Product Development at Chello, of UPC Broadband, a Liberty Global company, 2000‑2006. Dr. Ertughrul holds a Ph.D. in Molecular Biology from St Edmund’s College, Cambridge University, M.Sc. in Computer Science from Newcastle University, and an M.Sc./ARCS in Biotechnology from Imperial College London.

Michael Berman is the Chief Executive Officer of MB Capital Associates, a private company focused on public and private investments and consultancy assignments. From 2011 to 2018, Mr. Berman was the Chief Financial Officer and Executive Vice President of GGP, Inc., where he was responsible for capital markets, finance, treasury, accounting, tax, technology, investor relations and corporate communications functions. Mr. Berman served as Executive Vice President and Chief Financial Officer of Equity LifeStyle Properties (NYSE: ELS) from September 2003 until November 2011. He was responsible for ELS’s capital markets, finance, treasury, accounting, tax, technology, and investor relations functions. Mr. Berman is a member of the board of directors, the audit committee and the nominating and corporate governance committee of Brixmor Property Group Inc. (NYSE: BRX) and previously served as the Audit Committee Chair. He is a member of the board of directors, the Audit Committee Chair and a member of the governance and nominating committee of Skyline Champion Corp. (NYSE: SKY), one of the nation’s largest factory‑built housing companies. Mr. Berman was employed in the investment banking department of Merrill Lynch & Co. from 1988 through 2002 and was an associate professor at the New York University Real Estate Institute in 2003. Mr. Berman holds an M.B.A. from Columbia University Graduate School of Business, a J.D. from Boston University School of Law and a bachelor’s degree from Binghamton University in New York.

‑ 103 ‑

Craig Hatkoff has served on the board of directors of SL Green Realty Corp. (NYSE: SLG), a public real estate investment trust and the largest owner of commercial real estate in Manhattan. He served on the board of directors of JGGC until the Closing Date. He also serves as the Chairperson of Turtle Pond Publications. Previously, Mr. Hatkoff served as Executive Chairperson of LEX Markets, a real estate and alternative asset fintech start‑up, from April 2019 to October 2021. Mr. Hatkoff was the Co‑Head of the Real Estate Investment Banking Unit of Chemical Bank and served as a director of Subversive Capital Acquisition Corp. (NEOSVX: U), a cannabis focused SPAC. Mr. Hatkoff served on the Board of Digital Bridge (NYSE: DBRG) (f/k/a Colony Capital, Inc.), a public real estate investment trust that focuses on global digital infrastructure from 2019 to 2021. He served as a director of Taubman Centers, Inc. (NYSE: TCO), a real estate investment trust engaged in the ownership, management and leasing of retail properties, from May 2004 to January 2019. Mr. Hatkoff also co‑founded the Tribeca Film Festival in 2002. From 2002 to 2005, he served as Trustee of the New York City School Construction Authority. Mr. Hatkoff was a Co‑Founder, Vice Chairman and director of Capital Trust, Inc., a real estate investment management company, from 1997 to 2010. In addition, he currently serves, or has previously served, as director of several nonprofits, including the Desmond Tutu Peace Foundation, The Rock and Roll Hall of Fame, Sesame Workshop, Borough of Manhattan Community College Foundation, Richard Leakey’s Wildlife Direct and the Mandela Institute for Humanity. Mr. Hatkoff also served as an adjunct professor at Columbia Business School over two five‑year periods; from 1991‑ 1995 he created and taught the Real Estate Capital Markets course and from 2017‑2021 he created and taught Disruptive Innovation Theory and the New Frontiers and was co‑founder of Think Bigger, the Business School’s platform for innovation, creativity and entrepreneurship. Mr. Hatkoff is a New York Times #1 best‑selling children’s author of a popular series of non‑fiction children’s books published by Scholastic Books. He is the co‑ founder of the Disruptor Foundation, formed with Harvard Professor Clayton Christensen, author of Innovator’s Dilemma and has curated the annual Disruptor Awards since 2010.

Betty W. Liu is an independent non‑executive director of L’Occitane International, a global beauty company headquartered in Geneva, Switzerland and Luxembourg and listed on the Hong Kong Stock Exchange. Ms. Liu is the former Chairperson, President, and Chief Executive Officer for D and Z Media Acquisition Corp. (NYSE: DNZ). She is a highly accomplished entrepreneur, journalist, producer, and corporate executive with more than 25 years of professional experience working domestically and internationally. Her extensive background in financial journalism and professional education content, and later as a senior executive at Intercontinental Exchange (ICE), has provided Ms. Liu connectivity and access to C‑suite executives and directors across a variety of industries and geographies, domestically and internationally, particularly in Asia. Ms. Liu most recently served as the Executive Vice Chairperson of the NYSE Group and Chief Experience Officer for the NYSE’s parent company, ICE. She was also a member of the NYSE Group board of directors from 2018 to 2020. Ms. Liu oversaw the NYSE’s digital marketing operations, including customer‑centric messaging, branding, digital events, and other core growth initiatives that were aligned with the company’s long‑term strategy. In addition to her role in marketing and strategy, through her role at the NYSE, Ms. Liu was actively involved in more than 25 initial public offerings, including some of the largest listings in recent history for companies such as Uber (NYSE: U), Pinterest (NYSE: PINS), and Tencent Music (NYSE: TME). Prior to ICE, Ms. Liu served as the Founder and Chief Executive Officer of Radiate, an online, subscription‑based tech company focused on leadership, business, and personal development strategies for millennial managers and executives. As the Founder, Ms. Liu led day‑to‑day operations of the business and scaled the platform from concept to more than 20,000 monthly active professional subscribers in less than two years. Ms. Liu led the company through multiple rounds of venture‑backed capital raises from notable venture capital investors, such as RSE Ventures and University Ventures. Radiate was acquired by ICE in 2018.

Hafeez Giwa is the Founder and Managing Partner of H Capital International (HCI), a privately held investment, development, and advisory firm specializing in real estate and infrastructure, and Co‑Founder of HC Capital Properties (HCCP), a real estate investment and development company focused on Africa. Mr. Giwa has close to 20 years of professional experience in the real estate investment industry working in London, England and Lagos, Nigeria, as well as overseeing real estate investments and business activities in developments located in West and Central Africa. Before establishing HCI and HCCP in 2020 and 2015, respectively, Mr. Giwa held the position of Vice‑President at Actis, a private equity firm focused on growth markets, from 2012 to 2015. Mr. Giwa started his career in investment banking and private equity in New York and London, where he made significant contributions to Morgan Stanley’s Real Estate division between 2006 and 2009. Mr. Giwa holds an MBA degree from the Harvard Business School and a BA in Finance (with honors) from Howard University, where he was recognized as a Morgan Stanley—Richard B. Fisher Scholar and a Schweser—CFA Scholar.

Jessica Thomas is a Partner at William Morris Endeavor (WME), a global entertainment agency. Ms. Thomas founded and ran the commercial division of WME’s predecessor, Endeavor Talent Agency, in 2002. Over the last two decades, she has helped develop it into one of the leading brand divisions, with over 30 agents and annual revenue exceeding $500 million. Ms. Thomas has extensive experience negotiating endorsement and branding deals on behalf of talent, such as

‑ 104 ‑

Hugh Jackman, Emma Stone, Jen Garner and Oprah Winfrey, and strategic entertainment partnerships with various Fortune 500 companies, including American Express, Revlon, and The Coca‑Cola Company. Prior to joining Endeavor, she was the Head of Sales for the now defunct HSI Productions, a production company with a stable of top directors for music videos, television commercials and long form content. In addition, Ms. Thomas is a member of the board of directors of Environmental Media Association, whose mission is to promote and establish sustainable production practices in the entertainment industry. She graduated from the University of Southern California with a Bachelor of Arts in History.

Family Relationships

Ryan Littman, our Chief Commercial Officer, is the son‑in‑law of Mr. Garrabrant, our Chief Executive Officer. There are no arrangements or understandings between Mr. Littman and any other person pursuant to which Mr. Littman was appointed as our officer. Except as described herein, Mr. Littman is not a party to any transactions that would require disclosure under Item 404(a) of Regulation S‑K. Other than as described in the preceding sentences, there are no family relationships between any of the persons that serve as our executive officers and directors.

Arrangements for Election of Directors and Members of Management

Except for the Business Combination Agreement, are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

B.
Compensation

During the year ended December 31, 2023, we (and our predecessors) paid an aggregate of $1,136,073 in compensation to its executive officers and directors. As of that date, we had an accumulated retirement benefit obligation for such persons of $975,712. These amounts include compensation paid to JGGC’s and Captivision Korea’s executive officers and directors during the year, including individuals who no longer serve as our executive officers or directors following the business combination.

Equity Incentive Plan

We have adopted the Equity Plan as part of our compensation program.

Administration. A committee of at least two people appointed by our board of directors (or, if no such committee has been appointed, our board of directors) (the “Committee”) administers the Equity Plan. The Committee generally has the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the Equity Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the Equity Plan. The Committee has full discretion to administer and interpret the Equity Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the Incentive Plan, and any such determinations or actions taken by the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more of our officers or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the Equity Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.

Eligibility. All employees, consultants, advisors and service providers and all non‑executive officer directors are eligible to participate in the Equity Plan.

Number of Shares Authorized. The Equity Plan provides for an aggregate of up to 6,668,797 of our Ordinary Shares to be delivered; provided that the total number of Ordinary Shares that will be reserved, and that may be issued, under the Equity Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2024 and ending with calendar year 2033, by a number of shares equal to 1% of the total outstanding Ordinary Shares on the last day of the prior calendar year. Notwithstanding the foregoing, our board of directors may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares than would otherwise occur pursuant to the preceding sentence. The maximum aggregate fair market value on the date of grant for awards granted and cash fees paid to any non‑employee director pursuant to the Equity Plan during any fiscal year may not exceed a total value of $750,000, provided that the non‑employee directors who are considered independent (under the rules of Nasdaq or other securities exchange on which

‑ 105 ‑

the Ordinary Shares are traded) may make exceptions to this limit (up to $1,500,000) for a non‑executive chair of our board of directors, if any, or the chair of a committee of our board of directors, in which case the non‑employee director receiving such additional compensation may not participate in the decision to award such compensation. Ordinary Shares underlying awards under the Equity Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the Equity Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of Ordinary Shares reserved for issuance under the Equity Plan, the number of Ordinary Shares covered by awards then outstanding under the Equity Plan, the limitations on awards under the Equity Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.

The Equity Plan has a term of not more than 10 years from the date it was approved by shareholders, and no further awards may be granted under the Equity Plan after that date, provided, however, in the case of an incentive stock option (“ISO”), no ISO shall be granted on or after 10 years from the earlier of (i) the date the Equity Plan is approved by the JGGC board of directors and (ii) the date the shareholders approved the Equity Plan.

Awards Available for Grant. The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other share‑based awards, other cash‑ based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum aggregate number of Ordinary Shares that may be issued through the exercise of ISOs granted under the Equity Plan is 6,668,797 Ordinary Shares and the number of shares authorized for issuance as ISOs shall not be subject to the annual automatic share increase provisions described above. In general, the exercise price per Ordinary Share for each option granted under the Equity Plan will not be less than the fair market value of such share at the time of grant or, for purposes of ISOs, if granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all of our classes of stock, or of any parent or subsidiary (a “10% Shareholder”), less than 110% of the fair market value of such share at the time of grant. The maximum term of an option granted under the Equity Plan is 10 years from the date of grant (or five years in the case of ISOs granted to a 10% Shareholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash, by check or other cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker‑assisted cashless exercise mechanism, a net exercise method, the surrender of other property having a fair market value on the date of exercise equal to the exercise price or by such other method as the Committee may determine to be appropriate.

Stock Appreciation Rights. The Committee is authorized to award SARs under the Equity Plan. SARs will be subject to the terms and conditions established by the Committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, Ordinary Shares or any combination of cash and Ordinary Shares, the appreciation, if any, in the value of an Ordinary Share over a certain period of time. An option granted under the Equity Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs. The exercise price of SARs cannot be less than 100% of the fair market value of an Ordinary Share at the time of grant.

Restricted Stock. The Committee is authorized to award restricted stock under the Equity Plan. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Restricted stock awards are Ordinary Shares that generally are non‑transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted

‑ 106 ‑

stock will be forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in Ordinary Shares having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards. The Committee is authorized to award restricted stock unit awards under the Equity Plan. The Committee will determine the terms of such restricted stock unit awards, including any dividend rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of Ordinary Shares equal to the number of units earned or an amount in cash equal to the fair market value of that number of Ordinary Shares at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in Ordinary Shares having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Other Share‑Based Awards. The Committee may grant to participants other share‑based awards under the Equity Plan, which are valued in whole or in part by reference to, or otherwise based on, Ordinary Shares. The form of any other share‑based awards will be determined by the Committee and may include a grant or sale of unrestricted Ordinary Shares. The number of Ordinary Shares related to other share‑based awards and the terms and conditions, including vesting conditions, of such other share‑based awards will be determined by the Committee when the award is made. Other share‑based awards will be paid in cash, Ordinary Shares, or a combination of cash and shares, as determined by the Committee, and the Committee will determine the effect of a termination of employment or service on a participant’s other share‑based awards.

Other Cash‑Based Awards. The Committee may grant to participants a cash award that is not otherwise described by the terms of the Equity Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Equity Plan. The form, terms, and conditions, including vesting conditions, of any other cash‑based awards will be established by the Committee when the award is made, and any other cash‑based awards will be paid to participants in cash. The Committee will determine the effect of a termination of employment or service on a participant’s other cash‑based awards.

Dividend Equivalents. The Committee may provide for the payment of dividend equivalents with respect to Ordinary Shares subject to an award, such as restricted stock units, but not on awards of stock options or SARs. However, no dividend equivalents will be paid prior to the issuance of stock. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the issuance of shares underlying the award and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid on a current or deferred basis, in cash, additional Ordinary Shares, or converted to full‑value awards, calculated and subject to such limitations and restrictions as the Committee may determine.

Performance Compensation Awards. The Committee is authorized to grant any award, including in the form of cash, under the Equity Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis, for a particular performance period. The Committee may establish performance criteria that will be used to establish these performance goals with reference to one or more of the following, without limitation:

•
net earnings or net income (before or after taxes);
•
basic or diluted earnings per share (before or after taxes);
•
revenue or revenue growth (measured on a net or gross basis);
•
gross profit or gross profit growth;
•
operating profit (before or after taxes);

‑ 107 ‑

•
return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);
•
cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital);
•
financing and other capital‑raising transactions (including, but not limited to, sales of the our equity or debt securities);
•
earnings before or after taxes, interest, depreciation, and/or amortization;
•
gross or operating margins;
•
productivity ratios;
•
share price (including, but not limited to, growth measures and total shareholder return);
•
expense targets;
•
margins;
•
productivity and operating efficiencies;
•
measures of customer satisfaction;
•
customer growth;
•
working capital targets;
•
measures of economic value added;
•
inventory control;
•
enterprise value;
•
sales;
•
debt levels and net debt;
•
combined ratio;
•
timely launch of new facilities;
•
client retention;
•
employee retention;
•
timely completion of new product rollouts;
•
cost targets;
•
productivity and efficiencies;
•
strategic partnerships or transactions;
•
measures of personal targets, goals or completion of projects;

‑ 108 ‑

•
such other criteria as established by the Committee in its discretion from time to time; or
•
any combination of the foregoing.

The Committee is authorized to adjust or modify the calculation of a performance goal for a performance period based on and in order to appropriately reflect certain circumstances or events that occur during such performance period, including, without limitation, one or more of the following: (i) asset write‑downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non‑recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in our fiscal year.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing. In general, our board of directors may amend, alter, suspend, discontinue or terminate the Equity Plan at any time. However, shareholder approval to amend the Equity Plan may be necessary if the law or the Equity Plan so requires. No amendment, alteration, suspension, discontinuance or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Shareholder approval will not be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then‑current fair market value of Ordinary Shares in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Change in Control. In the event of a “Change in Control” (as defined in the Equity Plan), the Committee may adjust the number of Ordinary Shares or other securities of (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by shareholders of in connection with such Change in Control transaction.

Executive Compensation Recovery Policy

On December 21, 2023, our board of directors adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive‑based compensation from our current and former executive officers in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously‑issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D‑1. The Clawback Policy is in addition to Section 304 of the Sarbanes‑Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive‑based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C.
Board Practices

Board Composition

‑ 109 ‑

Our business and affairs are organized under the direction of our board of directors. The primary responsibilities of our board of directors is to provide oversight, strategic guidance, counseling and direction to management. Our board of directors will meet on a regular basis and additionally as required.

In accordance with the terms of our amended and restated memorandum and articles of association (the “Governing Documents”), our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of seven (7) members. Each of the directors will continue to serve as a director until the appointment and qualification of his or her successor or until his or her earlier death, resignation or removal. Vacancies on the board of directors can be filled by resolution of the board of directors. The board of directors is divided into three classes, each serving staggered, three‑year terms:

•
the Class I directors are Jessica Thomas and Hafeez Giwa and their terms will expire at the 2024 annual general meeting;
•
the Class II directors are Michael B. Berman and Betty W. Liu and their terms will expire at the 2025 annual general meeting; and
•
the Class III directors are Gary R. Garrabrant, Dr. Ho Joon Lee and Craig M. Hatkoff and their terms will expire at the 2026 annual general meeting.

As a result of the staggered board, only one class of directors will be appointed at each annual general meeting, with the other classes continuing for the remainder of their respective terms.

Corporate Governance Practices

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, we are permitted to comply with Cayman Islands corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance rules, provided that we disclose the Nasdaq requirements we will not follow and the equivalent Cayman Islands requirements with which we will comply instead. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

Independent Directors – Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. As a foreign private issuer, however, we are permitted to, and intend to follow home country practice in lieu of this requirement. Cayman Islands law and corporate governance practice do not require the independent directors to regularly meet in executive sessions, where only the independent directors are present.

Proxy Solicitation – Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, we are permitted to, and intend to follow home country practice in lieu of these requirements. Cayman Islands law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.

Shareholder Approval – Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•
acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;
•
entering into any change of control transaction;
•
establishing or materially amending any equity compensation arrangement; and
•
entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of our outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the
•
greater of book or market value of the stock.

‑ 110 ‑

As a foreign private issuer, however, we are permitted to, and intend to follow home country practice in lieu of these requirements. In accordance with Cayman Islands law, and the provisions of our articles of association, our board of directors is authorized to issue securities without shareholder approval.

In addition, as a foreign private issuer, we are not subject to:

•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10‑Q or current reports on Form 8‑K with the SEC;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; or
•
the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non‑public information by issuers.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future, decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

Director Independence

Subject to the “foreign private issuer exemption,” the Nasdaq corporate governance rules require that a majority of the board of directors of U.S. domestic companies listed on Nasdaq be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, shareholder, or officer of an organization that has a relationship with the listed company), which, in the opinion of the listed company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Cayman Islands corporate governance practices do not require a majority of the board of directors to be independent. However, we do not currently rely on the “foreign private issuer exemption” from Nasdaq’s requirement that a majority of our board of directors be independent. Our board of directors consists of seven directors, five of whom qualify as independent directors as defined in the Nasdaq corporate governance rules. Our board of directors has determined that Michael B. Berman, Craig M. Hatkoff, Betty W. Liu, Hafeez Giwa and Jessica Thomas are “independent directors” as defined in the Nasdaq listing standards.

Committees of the Board

We have a separately standing audit committee, compensation committee and nominations and corporate governance committee, each of which operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board of directors deems it necessary or advisable to address specific issues. Copies of our committee charters are posted on our website, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, our and Captivision Korea’s websites are not part of, and are not incorporated into, this annual report.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

We have established an audit committee, which is comprised of Michael Berman, Hafeez Giwa and Craig Hatkoff. Michael Berman serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate

‑ 111 ‑

governance rules. Our board of directors has determined that both Michael Berman and Craig Hatkoff are audit committee financial experts as defined by the SEC rules.

Our board of directors has determined that each member of the audit committee is independent, as such term is defined in Rule 10A‑3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and Nasdaq corporate governance rules. These responsibilities include:

•
overseeing our accounting and financial reporting process;
•
appointing, compensating, retaining, overseeing the work, and terminating the relationship with our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;
•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;
•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•
discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
•
pre‑approving all audit and non‑audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);
•
reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;
•
discussing our risk management policies;
•
reviewing and approving or ratifying any related person transactions;
•
reviewing management’s reports;
•
discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•
reviewing the effect of regulatory and accounting initiatives, as well as off‑balance sheet structures, on our financial statements;
•
assessing and monitoring risk exposures, as well as the policies and guidelines for risk management processes;
•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•
periodically reviewing and reassessing the adequacy of the audit committee charter;
•
periodically meeting with management, the internal audit team and the independent auditors, separately; and
•
preparing any audit committee report required by SEC rules.

‑ 112 ‑

Compensation Committee

Our compensation committee is responsible for, among other things:

•
reviewing and approving corporate goals and objectives with respect to the compensation of our Principal Executive Officer, evaluating our Principal Executive Officer’s performance in light of these goals and objectives and setting our Principal Executive Officer’s compensation;
•
reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•
reviewing and making recommendations to our board of directors regarding director compensation;
•
reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity‑based plans and arrangements; and
•
appointing and overseeing any compensation consultants.

Our compensation committee consists of Betty Liu, Craig Hatkoff and Jessica Thomas with Betty Liu serving as chair. The board of directors has determined that Betty Liu, Craig Hatkoff and Jessica Thomas qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2023, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•
identifying individuals qualified to become members of our board of directors and ensure our board of directors has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;
•
recommending to our board of directors the persons to be nominated for election as directors and to each committee of our board of directors;
•
developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to the corporate governance guidelines from time to time; and
•
overseeing the annual evaluations of our board of directors, its committees and management.

Our nominating and corporate governance committee consists of Craig Hatkoff, Michael Berman and Betty Liu with Craig Hatkoff serving as chair. Our board of directors determined that the members of the nominating and corporate governance committee qualify as “independent” under Nasdaq rules applicable to nominating and corporate governance committee members.

Our board of directors may from time to time establish other committees.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences

‑ 113 ‑

of committing a crime. The Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, we have or will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide or will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. We have also purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

D.
Employees

See “Item 4. Information on the Company—B. Business Overview—Human Capital.”

E.
Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of April 25, 2024:

•
each person who is the beneficial owner of more than 5% of any class of our outstanding shares;
•
each of our current executive officers and directors; and
•
all executives officers and directors as a group.

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 28,979,828 Ordinary Shares issued and outstanding as of April 25, 2024 the date of this annual report.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

‑ 114 ‑

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers(1)
Gary R. Garrabrant(2)	—	—
Dr. Ho Joon Lee(3)	3,066,398	9.7
Anthony R. Page	—	—
Dr. Orhan Ertughrul	—	—
Michael B. Berman	25,000	*
Hafeez Giwa	—	—
Jessica Thomas	—	—
Betty W. Liu	15,000	*
Craig M. Hatkoff	25,000	*
All directors and executive officers as a group (10 individuals)	3,131,398	10.0%
Five Percent or More Shareholders
Jaguar Global Growth Partners I, LLC(2)	19,416,667	47.6%
Houng Ki Kim(4)	4,115,670	12.4%
Bio X Co., Ltd.(5)	2,402,462	8.3%
Whale M&A Small‑Mid Sized Company M&A Private Equity Fund No.1(6)	1,681,723	5.8%

* Less than 1% of the total number of issued and outstanding Ordinary Shares

(1)
Unless otherwise noted, the business address of our directors and executive officers is Unit 18B Nailsworth Mills Estate, Avening Road, Nailsworth, GL6 0BS, United Kingdom.
(2)
Represents 7,466,667 Ordinary Shares held in the name of Jaguar Global Growth Partners I, LLC (the “JGGC Sponsor”) and 11,950,000 Ordinary Shares underlying 11,950,000 Private Warrants held in the name of the JGGC Sponsor. JGG SPAC Holdings LLC (“JGG”) and HC Jaguar Partners I LLC (“HC”) are the managing members of the JGGC Sponsor and have voting and investment discretion with respect to the securities held of record by the JGGC Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the securities held of record by the JGGC Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the JGGC Sponsor. Each of JGG, HC, Gary R. Garrabrant, Thomas J. McDonald, Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of the JGGC Sponsor, JGG, HC, Mr. Garrabrant, Mr. McDonald, Mr. T. Hennessy, Mr. Beck and Mr. D. Hennessy is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.
(3)
Consists of (i) 322,619 Ordinary Shares, (ii) 32,032 Ordinary Shares issuable upon exercise of vested Converted Options, (iii) (a) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series I RSRs, (b) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series II RSRs and (c) 666,666.67 Earnout Shares issuable upon vesting of 666,666.67 Series III RSRs, in each case in accordance with the terms and conditions of the Earnout RSRs and 711,747 Ordinary Shares issuable upon exercise of Founder Warrants.
(4)
Consists of (i) 48,049 Ordinary Shares issuable upon exercise of vested Converted Options, (ii) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series I RSRs, (b) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series II RSRs and (c) 1,000,000 Earnout Shares issuable upon vesting of 1,000,000 Series III RSRs, in each case in accordance with the terms and conditions of the Earnout RSRs and (iii) 1,067,621 Ordinary Shares issuable upon exercise of Founder Warrants. Excludes the Ordinary Shares reported by Bio X Co., Ltd, of which Mr. Kim is the Chief Executive Officer. Mr. Kim disclaims beneficial ownership of the Ordinary Shares reported by Bio X Co., Ltd, except to the extent of his pecuniary interest therein.
(5)
Bio X Co., Ltd. is managed by its CEO, Houng Ki Kim. The address of Bio X Co., Ltd. is 8F, 10, Ewhayeodae 1‑ gil, Seodaemun‑gu, Seoul, Korea. Investment and voting decisions with respect to the Ordinary Shares held by Bio X are made by a board of directors consisting of at least three members.
(6)
Whale M&A Small‑Mid Sized Company M&A Private Equity Fund No. 1 is managed by its CEO, Sung Eun Kim. The address of Whale M&A Small‑Mid Sized Company M&A Private Equity Fund No. 1 is 17F, 86, Mapodae‑ro, Mapo‑gu, Seoul, Korea.
F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

‑ 115 ‑

B.
Related Party Transactions

Certain Relationships and Related Person Transactions of JGGC

JGG SPAC Holdings Working Capital Loan

On June 30, 2023, JGGC issued the Working Capital Promissory Note, which was subsequently increased to $1,500,000. The total amount owed under the Working Capital Promissory Note as of the Closing Date, was $1,112,500. On November 15, 2023, we entered into the JGGC SPAC Holdings Deferral Agreement with JGGC, JGG SPAC Holdings, and Captivision Korea for the amount outstanding under the Working Capital Promissory Note, which provides that (i) until repaid, the amount outstanding under the Working Capital Promissory Note will accrue interest at the rate of 12% per annum and (ii) (A) 50% of the deferred amount under such agreement, plus accrued interest, is to be paid 365 days after the Closing Date and (B) the remaining 50%, plus accrued interest, is to be paid 730 days after the Closing Date.

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

Sponsor Support Agreement

On March 2, 2023, concurrently with the execution and delivery of the Business Combination Agreement, we entered into the Sponsor Support Agreement with JGGC, Captivision Korea, the JGGC Sponsor and the other parties thereto, pursuant to which the JGGC Sponsor agreed to, among other things: (i) certain restrictions on transfer relating to its ordinary shares of JGGC prior to the Closing as set forth therein, (ii) not redeem any of its shares of JGGC in connection with the vote to approve the Business Combination or any proposal to extend the date by which JGGC must complete an initial business combination, (iii) vote in favor of the Merger and the other transactions and against any alternative transaction, (iv) waive certain anti‑dilution provisions contained in JGGC’s governing documents in connection with the Merger and (v) subject 1,916,667 Ordinary Shares received by the JGGC Sponsor at Closing to vesting (or forfeiture if such shares have not vested prior to the expiration of the Specified Period) upon the later of (A) the date that is one hundred eighty (180) days after the Closing and (B) the VWAP for Ordinary Shares being at least $12.50 for 20 Trading Days within any 30‑day consecutive Trading Day period during the Specified Period.

Certain Relationships and Related Person Transactions of Captivision Korea

Captivision Korea Support Agreement

On March 2, 2023, concurrently with the execution and delivery of the Business Combination Agreement, we entered into the Captivision Korea Support Agreement with certain Captivision Korea Shareholders, JGGC, and Captivision Korea entered into the Captivision Korea Support Agreement, pursuant to which, among other things, such the former shareholders of Captivision Korea agreed to (i) vote their respective Captivision Korea Common Shares in favor of the approval and adoption of the Business Combination Agreement and the other agreements entered into by JGGC in connection with the Business Combination (collectively, the “Transactions”), (ii) certain transfer restrictions with respect to such Captivision Korea Common Shares and (iii) waive any appraisal rights (including under the Korean Commercial Code) with respect to the Transactions. Pursuant to the Captivision Korea Support Agreement, any Captivision Korea Shareholder party thereto may not transfer its Captivision Korea Common Shares unless the applicable transferee enters into a written agreement in form and substance reasonably satisfactory to JGGC and Captivision Korea (to which both JGGC and Captivision Korea shall be parties) agreeing to be bound by the applicable provisions of the Captivision Korea Support Agreement prior to or concurrently with the occurrence of such transfer.

Captivision Korea Founder Earnout Letter

On March 2, 2023, concurrently with the execution and delivery of the Business Combination Agreement, we entered into the Captivision Korea Founder Earnout Letter with the Captivision Korea Founders, Exchange Sub, JGGC and Captivision Korea. Pursuant to the Captivision Korea Founder Earnout Letter, at the Closing, issued or caused to be issued to the Captivision Korea Founders the Earnout RSRs, in each case upon the terms and subject to the conditions set forth in the Captivision Korea Founder Earnout Letter, and we reserved and allotted the Earnout Shares for issuance upon settlement of such Earnout RSRs if the VWAP of Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00,

‑ 116 ‑

respectively, in each case, for twenty (20) Trading Days within any thirty (30) consecutive Trading Day period occurring during the Earnout Period.

In the event that after the Closing and prior to the expiration of the Earnout Period, an Earnout Strategic Transaction is consummated where the per share value in connection with such Earnout Strategic Transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Series I RSRs, the Series II RSRs, or the Series III RSRs, as the case may be, will automatically vest, and any Earnout Shares underlying such vested Earnout RSRs not previously issued pursuant to the Captivision Korea Founder Earnout Letter will be issued or deemed to have been issued by us immediately prior to the consummation of such transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

If we effect a share split, share subdivision, split‑up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the Earnout RSRs set forth in the Captivision Korea Founder Earnout Letter and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event, shall be equitably adjusted for such share split, share subdivision, split‑up, reverse share split, share consolidation, share subdivision, share dividend or distribution.

Upon the expiration of the Earnout Period, if any Triggering Event or Earnout Strategic Transaction Vesting Event has not occurred, none of the related Earnout RSRs shall vest, and all rights underlying any such Earnout RSRs shall be forfeited and cancelled for no consideration.

Founder Warrants

On November 15, 2023, concurrently with the consummation of the Business Combination, we entered into an agreement with JGGC, Captivision Korea and the Captivision Korea Founders pursuant to which we issued to the Captivision Korea Founders an aggregate of 1,779,368 Ordinary Shares. The Founder Warrants have the same exercise price and substantially the same term, exercisability, vesting schedule and other rights, obligations and conditions as the Private Warrants.

Related Party Financings

Bio X Transactions

Captivision Korea and Bio X, a company founded by Ho Joon Lee and Houng Ki Kim, Captivision Korea’s co‑founders, for which Mr. Lee formerly acted as Chief Executive Officer and for which Houng Ki Kim currently serves as Chief Executive Officer, entered into 18 loan agreements during the period from January 4, 2023 to December 27, 2023, where the effective period for each agreement was one year, December 31, 2023, the outstanding balance payable to BioX was $315,073, equivalent to ~~W~~407,577,913, including accrued interest.

Houng Ki Kim Credit Agreement

Captivision Korea and Houng Ki Kim, Captivision Korea’s co-founder, entered into a credit agreement dated January 2, 2023, that provides for a revolving line of credit to Captivision Korea in an amount of ~~W~~2,000,000,000 accruing at a rate of 5% per annum and maturing on December 31, 2023. As of December 31, 2023, an aggregate of $96,382, equivalent to ~~W~~88,195,396, including accrued interest was outstanding under the credit agreement.

Ho Joon Lee Loan Agreement

Captivision Korea and Mr. Lee, Captivision Korea’s co-founder, entered into a loan agreement dated July 21, 2021, whereby Mr. Lee lent an aggregate of ~~W~~30,000,000 to Captivision Korea, accruing at a rate of 0% per annum and maturing July 20, 2024. As of December 31, 2023, the outstanding balance payable to Mr. Lee under the loan agreement was ~~W~~30,000,000.

SBI Loan Agreement

The amounts outstanding under the SBI loan agreement are secured, in part, by a mortgage on Mr. Lee’s personal residence.

‑ 117 ‑

JGG SPAC Holdings Promissory Note

We entered into a non‑interest bearing promissory note with JGG SPAC Holdings dated January 29, 2024, pursuant to which JGG SPAC Holdings made a $100,000 advance to us for general working capital purposes. The maturity date of the promissory note is December 31, 2025.

G‑SMATT America Financings

G-SMATT America Co., Ltd., a partly owned subsidiary of Captivision Korea (“G-SMATT America”), and Captivision Korea entered into twenty three loan agreements during the period from April 2, 2018 to December 31, 2023, where the effective period of each agreement was one year, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $746,540 including accrued interest, was outstanding under the loan agreement. As of the date of this annual report, G-SMATT America has not repaid this loan and it is overdue.

G-SMATT America and G-Frame Co., Ltd., a wholly-owned subsidiary of Captivision Korea (“G-Frame”), entered into two loan agreements during the period from July 16, 2018 to June 26, 2019, where the effective period of each agreement was one year, whereby Captivision Korea lent an aggregate of $170,000 to G-SMATT America, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $212,631, including accrued interest, was outstanding under the loan agreements.

G-SMATT America and G-SMATT Europe, a partly-owned subsidiary of Captivision Korea (“G-SMATT Europe”), entered into eight loan agreements during the period from March 26, 2020 to October 5, 2023, where the effective period of each agreement was one year, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $220,695.22, including accrued interest, was outstanding under the loan agreements.

G‑SMATT Europe

G-SMATT Europe and Orhan Ertughrul, entered into a loan agreement, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $265,480, equivalent to £209,327 including accrued interest, was outstanding under the loan agreement.

G-SMATT Europe and Ho-Joon Lee, our Chief Technology Officer, entered into a loan agreement, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $402,224, equivalent to £298,876, including accrued interest, was outstanding under the loan agreement.

G-SMATT Europe and Captivision Korea entered into loan agreements during the period from May 9, 2018 to September 20, 2023 where the effective period of each agreement was one year, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $1,273,324, equivalent to £1,004,000, including accrued interest, was outstanding under the loan agreements. As of the date of this annual report, G-SMATT Europe has not repaid this loan and it is overdue.

G-SMATT Europe and BioXClan entered into loan agreements during the period from August 9, 2019 to February 8, 2022, accruing at a rate of 5% per annum. As of December 31, 2023, an aggregate of $1,147,152, equivalent to £904,514, including accrued interest, was outstanding under the loan agreements.

G-SMATT Europe and Korea Networks entered into a loan agreement whereby Korea Networks lent $1,121,029, equivalent to £883,917. Korea Networks has currently ceased its operations, but the obligation to repay the principal still exists.

On November 30, 2022, G-SMATT Europe acquired 100% ownership of Inflectix Limited (“Inflectix”) as a wholly owned subsidiary for $301,654. Inflectix was incorporated on July 11, 2018, by Orhan Ertughrul, G-SMATT Europe’s managing director. It is located in Gloucestershire, United Kingdom and provides high level technical expertise service in biotechnology investment consulting field.

Korea Networks

Korea Networks was an affiliate company that sold and leased G‑TAINER, and supplied it during the Pyeongchang Olympics. Captivision Korea provided financial support to Korea Networks. However, due to the lack of business activity

‑ 118 ‑

following the outbreak of COVID‑19, Korea Networks was forced to close down in October 2022. Captivision Korea has completed a 100% write‑off of the loan to Korea Networks.

Transactions with Subsidiaries and Affiliates

G‑SMATT Japan

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-SMATT Japan Corporation (“G-SMATT Japan”) of $9,142, $9,267 and $1,392, respectively, consisting of G-Glass raw material utilized for after service purposes. For the year ended December 31, 2023 and December 31, 2022, Captivision Korea incurred other expense to G-SMATT Japan of $0 and $0 respectively, for borrowing from G-SMATT Japan.

As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts receivable from G-SMATT Japan of $0, $322,763 and $543,403, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had borrowings from G-SMATT Japan of $0, $0 and $173,313, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other payables to G-SMATT Japan of $0, $0 and $17,611, respectively, for accumulated unpaid interest due to borrowing from G-SMATT Japan.

G-FRAME

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-FRAME of $353, $3,624 and $1,990, respectively. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had purchased raw material from G-FRAME of $285,979, $281,868 and $17,411, respectively. Captivision Korea had incurred other expense paid to G-FRAME of $0, $0 and $142,848, respectively.

As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts receivable from G-FRAME of $0, $4,081 and $0, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other receivables from G-FRAME of $3,398,196, $2,778,943 and $1,226,798, respectively.

G-SMATT America

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-SMATT America of $0, $396,821 and $931,568, respectively. For the years ended December 31, 2023 and December 31, 2022 and December 31, 2021, Captivision Korea had other income from G-SMATT America of $50,414, $51,267 and $40,750, respectively, related to interest income from loan to G-SMATT America. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had incurred other expense paid to G-SMATT America of $0, $38,227 and $225,759, respectively.

As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts receivable from G-SMATT America of $0, $853,804 and $699,495, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had loans to G-SMATT America of $533,101, $798,879 and $795,447, respectively, pursuant to loans for working capital of G-SMATT America. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other receivables from America of $227,677, $187,526 and $142,126, respectively, related to accumulated unpaid interest from the loan to G-SMATT America. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other payables to G-SMATT America of $0, $0 and $230,730, related to pre-paid receivable of 70% of Project MMOF.

G-SMATT Europe

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-SMATT Europe of $338,663, $0 and $82,684, respectively. For the years ended December 31, 2023 and December 31, 2022 and December 31, 2021, Captivision Korea had other income from G-SMATT Europe of $63,615, $76,758 and $47,655, respectively, related to interest income from loan to G-SMATT Europe. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had incurred other expense paid to G-SMATT Europe of $7,580, $0 and $282,323, respectively.

‑ 119 ‑

As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts receivable from G-SMATT Europe of $194,292, $97,567, $108,483, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had loans to G-SMATT Europe of $976,640, $875,823 and $917,982, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other receivables from Europe of $296,684 $238,490 and $168,235, respectively, related to accumulated unpaid interest from the loan to G-SMATT Europe. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts payables to G-SMATT Europe of $0, $7,638 and $0, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other payables to G-SMATT Europe of $8,001, $0 and $0.

G-SMATT Tech

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-SMATT Tech of $0, $385,598 and $305,754 respectively. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had purchased raw material from G-SMATT Tech of $0, $0 and $44,209 respectively. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had incurred other expense paid to G-SMATT Tech of $0, $614 and $38, respectively.

As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had accounts receivable from G-SMATT Tech of $2,359,726, $2,415,744, $2,698,773, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other receivables from Europe of $216,195, $221,881 and $235,516, respectively. As of December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had other payables to G-SMATT Europe of $559, $0 and $0.

G-SMATT Hong Kong

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea had sales to G-SMATT Hong Kong Limited (“G-SMATT Hong Kong”) of $0, $0 and $1,342, respectively, consisting of G-Glass raw materials utilized for after service purposes. For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, Captivision Korea incurred other expenses to G-SMATT Hong Kong of $0, $0 and $66,435, respectively, for HK$500,000 due to a product claim.

Korea Networks

As of December 31, 2021, Captivision Korea had loans to Korea Networks of $3,797,838, pursuant to payment from the loan agreement between Captivision Korea and affiliates for working capital executed on September 20, 2018. As of December 31, 2021, Captivision Korea had other receivables from Korea Networks of $902,640 for accumulated unpaid interest from the loan to Korea Networks. Korea Networks ceased its operation on October 19, 2022. Captivision Korea wrote off all of its receivables from Korea Networks amounting $4,700,479 as of December 31, 2021.

Registration Rights Agreement

On November 15, 2023, concurrently with the consummation of the Business Combination, we, the JGGC Sponsor and the other parties thereto (collectively, the “RRA Parties”) entered into the Registration Rights Agreement, pursuant to which, among other things, the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective Ordinary Shares. The Registration Rights Agreement amended and restated the registration rights agreement, dated February 10, 2022, by and among JGGC, the JGGC Sponsor and other holders of JGGC Securities party thereto and requires us to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after the Closing. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock‑up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. We agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

In addition, pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, each RRA Party agreed that, during the period beginning on the date of Closing and ending on the 180th day thereafter, such RRA Party will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the

‑ 120 ‑

Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

Agreements with directors and officers

Exculpation, indemnification and insurance. Our Governing Documents provide that every director and officer, together with every former director and former Officer, (each an “Indemnified Person”) shall be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. We have purchased and maintain insurance for the benefit of any Indemnified Person against any liability, which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to us. We have entered into agreements with certain of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the Business Combination to the extent that these liabilities are not covered by insurance.

Related party transaction policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

C.
Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

The consolidated financial statements are filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends on our Ordinary Shares in the foreseeable future. Any future determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

B.
Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CAPT” and “CAPTW,” respectively.

‑ 121 ‑

B.
Plan of Distribution

Not applicable.

C.
Markets

See “Item 9. Offer and Listing Details—A. Offer and Listing Details”

D.
Selling Shareholders

Not required.

E.
Dilution

Not required.

F.
Expenses of the Issue

Not required.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not required.

B.
Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F‑1 (File No. 333‑276243), initially filed with the SEC on December 22, 2023. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions effective on November 15, 2023.

C.
Material Contracts

In the past two fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview,” “Item 4. Information on the Company—B. Business Overview,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for our use, or that may affect our remittance of dividends, interest, or other payments to non‑resident holders of Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in our articles of association on the right of non‑residents to hold or vote Ordinary Shares.

E.
Taxation

United States Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of Ordinary Shares and Converted Warrants (collectively, the “Captivision Securities”) by a U.S. Holder (as defined below). This discussion applies only to a U.S. Holder that acquires Captivision Securities in this offering and that holds such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

‑ 122 ‑

•
the JGGC Sponsor or our officers or directors or any affiliate thereof;
•
financial institutions or financial services entities;
•
broker‑dealers;
•
taxpayers that are subject to the mark‑to‑market accounting rules;
•
tax‑exempt entities, qualified retirement plans, individual retirement accounts or other tax deferred accounts;
•
governments or agencies or instrumentalities thereof;
•
insurance companies;
•
regulated investment companies or real estate investment trusts;
•
expatriates or former long‑term residents of the United States;
•
persons that actually or constructively own five percent (5%) or more of the total voting power or value of any class of our outstanding stock;
•
persons that acquired Captivision Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;
•
persons that hold Captivision Securities as part of a straddle, constructive sale, hedging or conversion, integrated or similar transaction;
•
partnerships or other pass‑through entities or arrangements for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass‑through entities or arrangements;
•
persons required to accelerate the recognition of any item of gross income with respect to Captivision Securities as a result of such income being recognized on an applicable financial statement;
•
persons that hold Captivision Securities in connection with a trade or business conducted outside the United States;
•
controlled foreign corporations or passive foreign investment companies; or
•
persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on net investment income), nor does it address any aspects of U.S. state or local or non‑U.S. taxation.

We have not and do not intend to seek any rulings from the IRS with respect to any statement or conclusion in this discussion. There can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.

This discussion does not consider the tax treatment of partnerships (or other entity or arrangement classified as a partnership or other pass‑through entity for U.S. federal income tax purposes) or persons who hold Captivision Securities through such entities or arrangements. If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Captivision Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership.

‑ 123 ‑

Partnerships holding any Captivision Securities and partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the acquisition, ownership and disposition of the Captivision Securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Captivision Securities who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate, the income of which is subject to the U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. The term U.S. Holder does not include an entity treated as a partnership for U.S. federal income tax purposes.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE CONSIDERATIONS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CAPTIVISION SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON‑U.S. TAX LAWS.

U.S. Federal Income Tax Considerations of Acquiring, Owning and Disposing of Ordinary Shares and Converted Warrants

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the PFIC rules discussed below, if we make a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes on the date actually or constructively received to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends‑ received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s adjusted tax basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such adjusted tax basis, will be treated as gain from the sale or exchange of such Ordinary Shares. We may not determine its earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by us will be reported as a dividend.

Dividends received by non‑corporate U.S. Holders (including individuals) may be taxable at preferential rates applicable to “qualified dividend income,” provided that certain holding period requirements and other conditions are satisfied, including that the Ordinary Shares are readily tradable on an established securities market in the United States. However, qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for the taxable year in which a dividend is paid or the preceding taxable year. See discussion below under “—PFIC Considerations.” There can be no assurance that Ordinary Shares will be considered “readily tradable” on an established securities market in any taxable year. U.S. Treasury guidance indicates that shares listed on Nasdaq (which the Ordinary Shares are currently listed on) will be considered readily tradable on an established securities market in the United States. However, there can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years.

Non‑corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (concerning the deduction for investment interest expense) will not be eligible for the reduced rates of taxation, regardless of our status as a qualified foreign corporation. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to Ordinary Shares.

Dividends on Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, non‑refundable non‑U.S. withholding taxes, if any, on dividends paid by us may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, recently issued Treasury Regulations require non‑U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. For this purpose, dividends distributed by us with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” In lieu of

‑ 124 ‑

claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Taxation on the Sale or Other Taxable Disposition of Captivision Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Captivision Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares or such Converted Warrants, as applicable.

Under tax law currently in effect, long‑term capital gains recognized by non‑corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long‑term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss for a U.S. Holder. In the event any non‑U.S. tax (including withholding tax) is imposed upon such sale or other taxable disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non‑U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their own tax advisors regarding the ability to claim a foreign tax credit.

Exercise, Lapse or Redemption of a Converted Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a Converted Warrant. An Ordinary Share acquired pursuant to the exercise of a Converted Warrant for cash will generally have a tax basis equal to the U.S. Holder’s adjusted tax basis in the Converted Warrant, increased by the amount paid to exercise the Converted Warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the Converted Warrant or the day following the date of exercise of the Converted Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Converted Warrant. If a Converted Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Converted Warrant. The deductibility of capital losses is subject to limitations.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax‑free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax‑free situation, a U.S. Holder’s tax basis in the Ordinary Shares received would generally equal the U.S. Holder’s adjusted tax basis in the Converted Warrants exercised therefor. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the Converted Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the Ordinary Share received will include the holding period of the Converted Warrant exercised therefor.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered Converted Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the Converted Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such warrants. A U.S. Holder’s adjusted tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s adjusted tax basis in the Converted Warrants exercised and the aggregate exercise price of such Converted Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Converted Warrants or the day following the date of exercise of the Converted Warrants.

We expect that a cashless exercise of Converted Warrants (including after we provide notice of intent to redeem Converted Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by

‑ 125 ‑

the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Converted Warrants.

Subject to the PFIC rules described below, if we redeem Converted Warrants for cash pursuant to the redemption provisions of the Converted Warrants or if we purchase Converted Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such Convertible Warrant by the U.S. Holder, taxed as described above under “—Taxation on the Sale or Other Taxable Disposition of Captivision Securities.”

Possible Constructive Distributions

The terms of each Converted Warrant provide for an adjustment to the number of Ordinary Shares for which such Converted Warrant may be exercised or to the exercise price of such Converted Warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of Converted Warrants. However, the U.S. Holders of Converted Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases such warrantholder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of the Converted Warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of Ordinary Shares that is taxable to the U.S. Holders of such Ordinary Shares as a distribution as described above under “—Taxation of Dividends and Other Distributions on Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the Converted Warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of such Converted Warrants received a cash distribution from us equal to the fair market value of the increase in the interest.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non‑U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any Look‑Through Subsidiary, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any Look‑Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Our PFIC Status

We have not made a determination as to our PFIC status or the PFIC status of any of the entities in which we hold equity interests. However, based on the nature of our business, the composition of our income and assets, the value of our assets, and our market capitalization, there is a risk that we may be classified as a PFIC in the current taxable year.

Furthermore, our PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year, and is based on the composition of our income and assets, the value of our assets, our market capitalization, and activities in a given year. We therefore cannot express a view as to whether we will be a PFIC for the current or any future taxable year, and U.S. Holders should invest in Captivision Securities only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.

Application of PFIC Rules

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period in Captivision Securities, then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of Ordinary Shares, the U.S. Holder made (i) a timely and effective QEF Election (as defined below) in respect of our first taxable year as a PFIC in which the U.S. Holder held Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF Election along with a “purging election,” or (iii) a “mark‑to‑market” election, each as described below under “—QEF Election, Mark‑to‑Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

‑ 126 ‑

•
any gain recognized by the U.S. Holder on the sale or other disposition of its Captivision Securities (which may include gain realized by reason of transfers of Captivision Securities that would otherwise qualify as non‑recognition transactions for U.S. federal income tax purposes); and
•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Ordinary Shares).

Under the Default PFIC Regime:

•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its Captivision Securities;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;
•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

It is not entirely clear how various aspects of the PFIC rules apply to the Converted Warrants.

Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). As a result, if a U.S. Holder sells or otherwise disposes of Converted Warrants (other than upon exercise of such Converted Warrants), and we were a PFIC at any time during the U.S. Holder’s holding period of such Converted Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. Each U.S. Holder is urged to consult its own tax advisors regarding the possible application of the Proposed PFIC Option Regulations to the Converted Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Converted Warrants.

ALL U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE ACQUISITION, OWNERSHIP OR DISPOSITION OF CAPTIVISION SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark‑to‑Market Election and Purging Election

In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its Ordinary Shares (but not Converted Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of our net capital gains (as long‑term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

It is the IRS’s view that a U.S. Holder may not make a QEF Election with respect to its Converted Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Converted Warrants (other than upon exercise of such Converted Warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such Converted Warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as

‑ 127 ‑

described above. If a U.S. Holder that exercises such Converted Warrants properly makes a QEF Election with respect to the newly acquired Ordinary Shares, the QEF Election will apply to the newly acquired Ordinary Shares (it is not clear how a previously made QEF Election that is in effect with respect to us would apply to Ordinary Shares subsequently acquired on the exercise of such Converted Warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired Ordinary Shares (which will generally be deemed to have a holding period – for purposes of the PFIC rules – that includes all or a portion of the period the U.S. Holder held such Converted Warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder‑by‑shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to Ordinary Shares, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine that we are a PFIC for a taxable year, we will endeavor to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to such taxable year. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will make available a PFIC Annual Information Statement.

If a U.S. Holder has made a QEF Election with respect to Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.

As noted above, a determination that we are a PFIC for a taxable year in which a U.S. Holder holds shares in us will generally continue to apply to such U.S. Holder for subsequent years in which such holder continues to hold shares in us (including a successor entity), whether or not we continue to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. However, if the QEF Election is not effective for each of our taxable years in which we is a PFIC and the U.S. Holder holds (or is deemed to hold) Ordinary Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless such holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre‑QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark‑to‑market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark‑to‑market election with respect to Ordinary Shares for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that we are treated as a PFIC the excess, if any, of the fair market value of its Ordinary Shares at the end of its taxable year over the adjusted basis in such Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market income as a result of the mark‑to‑market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income.

‑ 128 ‑

Special tax rules may also apply if a U.S. Holder makes a mark‑to‑market election for a taxable year after such holder’s First PFIC Holding Year. Currently, the mark‑to‑market election may not be made with respect to the Converted Warrants.

The mark‑to‑market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. It is expected that Ordinary Shares will be listed on Nasdaq, but there can be no assurance that Ordinary Shares will continue to be so listed or will be “regularly traded” for purposes of these rules. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark‑to‑market election in respect of Ordinary Shares under their particular circumstances.

Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime will continue to be treated as stock of a PFIC, including in taxable years in which we cease to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which we are treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If we are a PFIC and, at any time, has an equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower‑tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or disposes of all or part of our interest in, the lower‑tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower‑tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark‑to‑market election generally would not technically be available with respect to such lower‑tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower‑tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF Election or market‑to‑market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the Treasury. The rules dealing with PFICs and with the QEF Election and mark‑to‑market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Captivision Securities should consult their own tax advisors concerning the application of the PFIC rules to Captivision Securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK‑TO‑ MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends paid on and other proceeds received with respect to the Captivision Securities by U.S. Holders effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W‑9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

‑ 129 ‑

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non‑U.S. financial institution, as well as securities issued by a non‑U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Cayman Islands Tax Considerations

The following is a discussion of certain Cayman Islands tax consequences of an investment in our Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands law

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duty is payable in respect of the issuance of our Ordinary Shares or on an instrument of transfer in respect of an Ordinary Share. An instrument of transfer in respect of an Ordinary Shares is stampable if executed in or brought into the Cayman Islands.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (As Revised) of the Cayman Islands, the following undertaking is hereby given to us:

•
That no Act which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
•
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable
•
on or in respect of our shares, debentures or other obligations; or
•
by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (As Revised).

These concessions shall be for a period of TWENTY years from the 1st day of March, 2023.

‑ 130 ‑

F.
Dividends and Paying Agents

Not required.

G.
Statement by Experts

Not required.

H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short‑swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

However, we are required to file with the SEC an Annual Report on Form 20‑F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6‑K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders.

Not applicable.

ITEM 11. Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange risk, interest rate risk, and credit risk.

Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We did not use any derivative financial instruments to hedge certain risk exposures.

Foreign exchange risk

We have a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. Our management manages our foreign exchange risk by performing regular review.

To date, our foreign exchange risk exposure results primarily form the impact of changes in the Korean Won – U.S. dollar exchange rate on out Korean Won transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry and Company— We will require substantial additional financing to fund its operations and complete the development and commercialization of the process technologies that produce each of its products or new aspects of its existing process technologies that produce each of its products, and we may not be able to obtain such financing on favorable terms, or at all.”

Interest rate risk

We do not have any significant interest-bearing financial assets or liabilities except for cash and cash equivalents and borrowings.

‑ 131 ‑

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of December 31, 2023, 2022 and 2021, approximately 80.8%, 86.6% and 93.4% of our interest‑bearing borrowings bore interest at fixed rates, respectively.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers our credit risk to relate primarily to our trade/other receivables, which represent amounts owed to us by customers for ongoing or completed projects. We perform ongoing credit evaluations of our customers' financial condition whenever we deem necessary. We maintain an allowance for credit losses based on the expected collectibility of all trade receivables/other receivables, which take into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. Korea and the rest of the world continue to experience inflationary conditions throughout 2023, which, at times, has had a material impact on the global economy, specifically the construction industry, a sector where our main clients are located.

This economic environment has affected the Company's ability to collect existing receivables. Given the significant exposure to the construction industry and its challenges, we believe there is continued potential risk in the timely collection of receivables from third parties.

ITEM 12. Description Of Securities Other Than Equity Securities

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

A description of our Warrants is set forth in this annual report, in Exhibit 2.5 “Description of Securities” and is incorporated by reference herein.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages And Delinquencies

See Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.

ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules

‑ 132 ‑

13a‑15(e) and 15d‑15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20‑F, which we expect to file in 2025 with respect to the fiscal year ending December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20‑F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that both Michael Berman and Craig Hatkoff are audit committee financial experts as defined in Item 16A of the instruction to Form 20‑F.

ITEM 16B. Code Of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. This code of business conduct and ethics is available on our website at https://captivision.com.

ITEM 16C. Principal Accountant Fees And Services

CKP, LLP has served as Captivision’s independent public accountant for each of the fiscal years in the three‑year period ended December 31, 2023, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by CKP, LLP, for the years indicated.

	For the Year Ended December 31,
	2022	2023
	(in U.S. $)
Audit Fees (1)	120,000	250,000
Audit-Related Fees (2)	—	77,500
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	120,000	327,500

Notes:

(1)
“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of documents filed with the SEC and other statutory and

‑ 133 ‑

regulatory filings. The “Audit Fees” in 2022 include the PCAOB audit for the years ended December 31, 2022 and 2021 for the purpose of our Registration Statement on Form F‑4 filed in connection with the Business Combination.
(2)
“Audit‑Related Fees” includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.
(3)
“Tax Fees” includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)
“All Other Fees” includes the aggregate fees billed in each of the last two fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported in “Audit Fees,” “Audit‑Related Fees” or “Tax Fees.”

WithumSmith+Brown, PC has served as JGGC’s independent public accountant for each of the fiscal years in the two‑year period ended December 31, 2023 and for the period from March 31, 2021 (inception) through December 31, 2023 for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WithumSmith+Brown, PC, for the years indicated.

	For the Year Ended December 31,
	2022	2023
	(in U.S. $)
Audit Fees (1)	54,600	—
Audit-Related Fees (2)	115,945	126,620
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	170,545	126,620

Notes:

(1)
“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of documents filed with the SEC and other statutory and regulatory filings. The “Audit Fees” in 2022 include the PCAOB audit for the years ended December 31, 2022 and 2021 for the purpose of our Registration Statement on Form F‑4 filed in connection with the Business Combination.
(2)
“Audit‑Related Fees” includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.
(3)
“Tax Fees” includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)
“All Other Fees” includes the aggregate fees billed in each of the last two fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported in “Audit Fees,” “Audit‑Related Fees” or “Tax Fees.”

Pre‑Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre‑approve all audit and non‑audit services provided by CKP, LLP including audit services, audit‑related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Independent Directors – Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. As a foreign private issuer, however, we are permitted to, and intend

‑ 134 ‑

to follow home country practice in lieu of this requirement. Cayman Islands law and corporate governance practice do not require the independent directors to regularly meet in executive sessions, where only the independent directors are present.

Proxy Solicitation – Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, we are permitted to, and intend to follow home country practice in lieu of these requirements. Cayman Islands law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.

Shareholder Approval – Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

•
acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power;
•
entering into any change of control transaction;
•
establishing or materially amending any equity compensation arrangement; and
•
entering into any transaction other than a public offering involving the sale, issuance or potential issuance by us of shares (or securities convertible into or exercisable for shares) equal to 20% or more of our outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the
•
greater of book or market value of the stock.

As a foreign private issuer, however, we are permitted to, and intend to follow home country practice in lieu of these requirements. In accordance with Cayman Islands law, and the provisions of our articles of association, our board of directors is authorized to issue securities without shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other persons in a special relationship with us. A copy of our insider trading policy is included as an Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have developed and are in the process of implementing a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We are planning to implement processes to integrate our cybersecurity risk management program into our overall enterprise risk management program and oversee and identify risks from cybersecurity threats, and our cybersecurity risk management strategy will focus on several areas:

•
Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

‑ 135 ‑

•
A security team principally responsible for managing (1) our cybersecurity risk assessment process, (2) our security controls, and (3) our response to cybersecurity incidents;
•
Backup and recovery procedures for critical systems and data;
•
A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
•
The use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls; and
•
Cybersecurity awareness training for our employees, incidents response personnel, and senior management.

We conduct periodic assessment and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are evaluated by management and reported to our Board, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors oversees our risk management program, including the management of cybersecurity threats. Our board of directors receives prompt and timely information regarding any cybersecurity risk that meets pre‑established reporting thresholds, as well as ongoing updates regarding any such risk. On an ongoing basis, our board of directors discusses and reviews our cybersecurity strategy with members of senior management.

Senior management including the CEO, CFO, CTO and CCO, work collaboratively across our company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity program, cross‑functional teams throughout our company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, senior management is informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the board of directors when appropriate.

‑ 136 ‑

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
1.1

Amended and Restated Memorandum and Articles of Association of Captivision (incorporated herein by reference to Exhibit 1.1 to the Shell Company Report on Form 20‑F filed with the SEC on November 21, 2023).

2.1

Warrant Agreement, dated as of February 10, 2022, by and between JGGC and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to JGGC’s Current Report on Form 8‑K filed with the SEC on February 16, 2022).

2.2

Amended and Restated Warrant Agreement, dated as of November 15, 2023 for JGGC’s outstanding warrants (incorporated herein by reference to Exhibit 2.2 to the Shell Company Report on Form 20‑F filed with the SEC on November 21, 2023).

2.3

Specimen New PubCo ordinary share certificate (incorporated herein by reference to Exhibit 4.1 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649),filed with the SEC on September 11, 2023).

2.4

Specimen New PubCo warrant certificate (incorporated herein by reference to Exhibit 4.2 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

2.5*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
4.1

Business Combination Agreement, dated as of March 2, 2023, by and among JGGC, Exchange Sub, Captivision and Captivision Korea (incorporated herein by reference to Annex A to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.2

Amendment No. 1 to Business Combination Agreement, dated as of June 16, 2023, by and among JGGC, Exchange Sub, Captivision and Captivision Korea (incorporated herein by reference to Annex A‑1 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.3

Amendment No. 2 to Business Combination Agreement, dated as of July 7, 2023, by and among JGGC, Exchange Sub, Captivision and Captivision Korea (incorporated herein by reference to Annex A‑2 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.4

Amendment No. 3 to Business Combination Agreement, dated as of July 18, 2023, by and among JGGC, Exchange Sub, Captivision and Captivision Korea (incorporated herein by reference to Annex A‑3 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.5

Amendment No. 4 to Business Combination Agreement, dated as of September 7, 2023, by and among JGGC, Exchange Sub, Captivision and Captivision Korea (incorporated by reference to Annex A‑4 to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.6

Captivision Korea Support Agreement, dated as March 2, 2023, by and among the Shareholders party thereto, JGGC and Captivision Korea (incorporated by reference to Annex F to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

‑ 137 ‑

Exhibit Number	Description of Exhibit
4.7

Sponsor Support Agreement, dated as March 2, 2023, by and among Captivision, JGGC, Captivision Korea and the Sponsor (incorporated herein by reference to Annex E to the proxy statement/prospectus to Amendment No. the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.8

Captivision Korea Founder Earnout Letter, dated as March 2, 2023, by and among JGGC, Captivision Korea, the Captivision Korea Founders, Captivision and Exchange Sub (incorporated by reference to Annex G to the proxy statement/prospectus to Amendment No. 4 the Registration Statement on Form F‑4 (File. No. 333‑271649), filed with the SEC on September 11, 2023).

4.9	Captivision Equity Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S‑8 filed with the SEC on February 1, 2024).
4.10

Registration Rights Agreement, dated as November 15, 2023, by and among Captivision and the individuals party thereto (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F‑1 (File No. 333‑276243), filed with the SEC on December 22, 2023).

4.11

Letter Agreement, dated November 15, 2023, by and among JGGC, Captivision Korea and Captivision (incorporated herein by reference to Exhibit 4.11 to the Shell Company Report on Form 20‑F filed on November 21, 2023).

4.12	Form of Founder Warrant (incorporated herein by reference to Exhibit 4.12 to the Shell Company Report on Form 20‑F filed on November 21, 2023).
4.13

Distribution Agreement, dated July 31, 2015, between G‑SMATT Co., Ltd., (n/k/a Captivision Korea) and G‑SMATT Global (incorporated by reference to Exhibit 10.15 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.14

Amendment No. 1 to Distribution Agreement, dated March 7, 2019, between G‑SMATT Co., Ltd., (n/k/a Captivision Korea) and G‑SMATT Global (incorporated by reference to Exhibit 10.16 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.15

Exclusive Distribution and License Agreement, dated May 18, 2020, between Captivision Korea and G‑SMATT Europe (incorporated by reference to Exhibit 10.17 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.16

Exclusive Distribution and License Agreement, dated May 18, 2020, between Captivision Korea and G‑SMATT America Co., LTD (incorporated herein by reference to Exhibit 10.18 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.17

Form of Loan Agreement between Captivision Korea and Bio‑X Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.18

Supply and Construction Agreement, dated May 21, 2022, between Captivision Korea and Bio‑X Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.19

Credit Agreement, dated January 2, 2023, between Captivision Korea and Houng Ki (incorporated by reference to Exhibit 10.21 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.20

Sale and Purchase Agreement, dated December 21, 2022, between Captivision Korea and Powergen Co., Ltd. (incorporated by reference to Exhibit 10.22 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.21

Sale and Purchase Agreement, dated December 22, 2022, between Captivision Korea and Powergen Co., Ltd (incorporated herein by reference to Exhibit 10.23 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

‑ 138 ‑

Exhibit Number	Description of Exhibit
4.22

Manufacturing and Management Systems Development Agreement, dated August 1, 2022, between Captivision Korea and Powergen Co., Ltd. (incorporated herein by reference to Exhibit 10.24 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.23

Loan Agreement, dated July 21, 2021, between Captivision Korea and Ho Joon Lee (incorporated herein by reference to Exhibit 10.25 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.24

Form of Loan Agreement between Captivision Korea and G‑SMATT America Co., Ltd (incorporated herein by reference to Exhibit 10.26 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.25

Loan Agreement, dated July 16, 2018, between G‑SMATT America Co., Ltd. and G‑Frame Co. Ltd. (incorporated herein by reference to Exhibit 10.27 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.26

Loan Agreement, dated June 26 2019, between G‑SMATT America Co., Ltd. and G‑Frame Co. Ltd. (incorporated herein by reference to Exhibit 10.28 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.27

Form of Loan Agreement between G‑SMATT America Co., Ltd. and G‑SMATT Europe (incorporated herein by reference to Exhibit 10.29 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.28

Loan Agreement, dated January 31, 2021, between G‑SMATT Europe and Orhan Ertughrul (incorporated herein by reference to Exhibit 10.30 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.29

Form of Loan Agreement between G‑SMATT Europe and Captivision Korea (incorporated herein by reference to Exhibit 10.31 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.30

Loan Agreement, dated November 27, 2019, between G‑SMATT Japan Co. Ltd. and Captivision Korea (incorporated herein by reference to Exhibit 10.32 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.31

Form of Loan Agreement between Captivision Korea and Korea Networks Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.32

Loan Agreement, dated April 27, 2023, between Kyung Sook Kim and Captivision Korea (incorporated herein by reference to Exhibit 10.34 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.33

Loan Agreement, dated May 9, 2023, between Nam In Kim and Captivision Korea (incorporated herein by reference to Exhibit 10.35 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.34

Loan Agreement, dated June 21, 2023, between Seong Ik Han and Captivision Korea (incorporated herein by reference to Exhibit 10.36 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

‑ 139 ‑

Exhibit Number	Description of Exhibit
4.35

Loan Agreement, dated May 17, 2023, between Yongwoo Kim and Captivision Korea (incorporated herein by reference to Exhibit 10.37 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.36

Loan Agreement, dated September 1, 2023, between Yu Ha Asset Co., Ltd. and Captivision Korea (incorporated herein by reference to Exhibit 10.38 to the proxy statement/prospectus to Amendment No. 4 to the Registration Statement on Form F‑4 (File No. 333‑271649), filed with the SEC on September 11, 2023).

4.37

Extension Agreement between the Company and Han Seongik dated December 4, 2023 (incorporated herein by reference to Exhibit 10.4 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.38

Extension Agreement between the Company and Lee Hojun dated December 4, 2023 (incorporated herein by reference to Exhibit 10.5 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.39

Extension Agreement between the Company and Lee Seongsoo dated December 4, 2023 (incorporated herein by reference to Exhibit 10.6 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.40

Extension Agreement between the Company and Yuha Asset Co., Ltd. dated December 4, 2023 (incorporated herein by reference to Exhibit 10.7 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.41

Extension Agreement between the Company and Park Yongjoo dated December 4, 2023 (incorporated herein by reference to Exhibit 10.8 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.42

Extension Agreement between the Company and Kim Jaeyun dated December 4, 2023 (incorporated herein by reference to Exhibit 10.9 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.43

Extension Agreement between the Company and Yong‑Woo Kim dated December 4, 2023 (incorporated herein by reference to Exhibit 10.10 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.44

Extension Agreement between the Company and Yong‑Woo Kim dated December 4, 2023 (incorporated herein by reference to Exhibit 10.11 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.45

Extension Agreement between the Company and Nam‑In Kim dated December 4, 2023 (incorporated herein by reference to Exhibit 10.12 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.46

Extension Agreement between the Company and Kyeong‑Sook Kim dated December 4, 2023 (incorporated herein by reference to Exhibit 10.13 to the current report on Form 6‑K (File No. 001‑41869), filed with the SEC on December 12, 2023).

4.47

Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6‑K/A (File No. 001‑41869), filed with the SEC on December 22, 2023).

4.48

Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023 (incorporated herein by reference to Exhibit 10.2 to the current report on Form 6‑K/A (File No. 001‑41869), filed with the SEC on December 22, 2023).

4.49

Extension Agreement between the Company and SBI Savings Bank dated December 4, 2023 (incorporated herein by reference to Exhibit 10.3 to the current report on Form 6‑K/A (File No. 001‑41869), filed with the SEC on December 22, 2023).

4.50

Form of Convertible Promissory Note, dated February 16, 2024 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6‑K (File No. 001‑41869), filed with the SEC on February 20, 2024).

‑ 140 ‑

Exhibit Number	Description of Exhibit
4.51

Form of Subscription Agreement, dated February 16, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6‑K (File No. 001‑41869), filed with the SEC on February 20, 2024).

4.52

Form of Indemnification Agreement, effective as of November 15, 2023 incorporated herein by reference to Exhibit 10.43 to the Registration Statement on Form F‑1 (File No. 333‑276243), filed with the SEC on December 22, 2023).

4.53

Form of Convertible Promissory Note, dated April 16, 2024 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6-K (File No. 001-41869), filed with the SEC on April 16, 2024).

4.54	Form of Subscription Agreement, dated April 16, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-41869), filed with the SEC on April 16, 2024).
8.1*	List of Subsidiaries of Captivision.
11.2*	Captivision Inc. Insider Trading Compliance Policy.
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
97.1*	Captivision Inc. Policy for the Recovery of Erroneously Awarded Compensation.
101.INS***	Inline XBRL Instance Document‑ the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104***	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith.

** Furnished herewith.

*** To be filed by amendment.

‑ 141 ‑

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chairman and Chief Executive Officer

Date:	April 30, 2024

‑ 142 ‑

Captivision, Inc and Subsidiaries

Consolidated Financial Statements

As of December 31, 2023 and 2022

For the Years Ended December 31, 2023, 2022 and 2021

OFFICES IN: LOS ANGELES, CA SAN DIEGO, CA SAN FRANCISCO, CA IRVINE, CA MONTGOMERY, AL AUBURN, AL FORT LEE, NJ ATLANTA, GA

Report of Independent Registered Public Accounting Firm

Board of Directors

Captivision Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated Statements of financial position of CAPTIVISION Inc., and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows, for the twelve-month period then ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amount and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

/s/ CKP, LLP

Los Angeles, California

We have served as the Company's auditors since 2022.

April 28, 2024

Captivision, Inc and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

				(Unit: USD)
Accounts	Notes	As of December 31, 2023		As of December 31, 2022
Assets
Ⅰ. Current Assets			10,642,136		9,166,574
Cash and cash equivalents	5, 6	476,715		196,627
Trade receivables, net	6, 7	4,176,766		697,999
Other current financial assets	6, 8	73,284		1,035,930
Prepayments and other short-term assets	9	1,169,395		1,520,917
Inventories, net	10	4,745,931		5,714,352
Prepaid income tax		45		749
Ⅱ. Non-current Assets			10,874,745		27,457,524
Long-term trade receivables	7	—		—
Non-current financial assets	6, 11	107,862		107,890
Investments and accounted for using the equity method	12	—		2,777,515
Property, plant and equipment, net	13	10,486,478		11,055,170
Intangible assets, net	14	93,832		6,039,521
Deposits	6, 15	186,573		4,515,581
Deferred income tax assets	28	—		2,961,847
Total Assets			21,516,881		36,624,098
Liabilities
Ⅰ. Current Liabilities			51,334,785		27,698,141
Trade payables	6	6,220,562		7,184,181
Other payables	18	26,842,873		5,690,765
Other current liabilities	18	974,911		799,571
Current lease liabilities	16	165,294		108,488
Product warranty provision	20	30,957		36,099
Short-term borrowings	6, 21	13,511,319		11,863,506
Current portion of long-term liabilities	6, 21	1,620,136		2,001,142
Convertible Bonds	6, 21	1,961,792		—
Current tax liabilities		6,941		14,389
Ⅱ. Non-current Liabilities			16,560,687		6,209,572
Other non-current payables	19	7,838,339		31,826
Pension and other employee obligations	22	1,825,683		1,341,858
Long-term borrowings	6, 21	4,864,373		4,741,358
Derivative warrant liabilities	34	2,018,349		—
Non-current lease liabilities		13,943		24,694
Other non-current liabilities	6, 19	—		69,836
Total Liabilities			67,895,472		33,907,713
Equity
Ⅰ. Share capital			2,898		1,609
Share capital	23	2,898		1,609
Ⅱ. Additional paid-in and other capital			88,485,921		61,707,352
Additional paid-in and other capital		88,485,921		61,707,352
Ⅲ. Other components of equity			3,545,963		1,482,658
Changes in equity from equity method	24	(353,543)		(353,543)
Stock options	24	4,830,518		2,297,697
Treasury stock	24	(568,467)		—
Gains on sale of treasury stock	24	(410,453)		(410,453)
Consideration for conversion rights	24	98,951		—
Other capital surplus	24	(51,043)		(51,043)
Ⅳ. Accumulated other comprehensive income			752,543		1,933,924
Foreign currency translation differences for foreign operations	24	749,855		1,933,924
Gain from FVOCI	24	2,688		—
Ⅴ. Retained earnings (deficit)			(136,790,543)		(62,348,576)
Unappropriated retained earnings (deficit)		(136,790,543)		(62,348,576)
Ⅵ. Non-controlling interest			(2,375,373)		(60,582)
Non-controlling interest		(2,375,373)		(60,582)
Total equity			(46,378,591)		2,716,385
Total liabilities and equity			21,516,881		36,624,098

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision, Inc and Subsidiaries

Consolidated Statements of Profit and Loss and Comprehensive Income (Loss)

For the Years Ended December 31, 2023 and 2022 and 2021

				(Unit: USD)
Accounts	Notes	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue		14,636,763	20,191,935	9,415,119
Cost of sales		12,361,612	13,910,570	10,535,322
Gross Profit/Loss		2,275,151	6,281,365	(1,120,203)
Selling and administrative expenses	25	15,553,783	8,827,619	26,363,795
Operating Loss		(13,278,632)	(2,546,254)	(27,483,998)
Finance income	26	134,124	4,233,034	4,116,259
Finance costs	26	3,226,024	1,120,831	1,996,436
Other income	27	198,778	5,199,803	589,255
Other expenses	27	57,952,751	15,169,616	39,211,769
Loss before tax		(74,124,505)	(9,403,864)	(63,986,689)
Corporate income tax expense(benefit)	28	2,861,079	(1,511,696)	(3,599,507)
Net loss for the year		(76,985,584)	(7,892,168)	(60,387,182)
Owners of the parent		(74,726,799)	(5,892,144)	(60,114,590)
Non-controlling interests		(2,258,785)	(2,000,024)	(272,592)
Other comprehensive income		(952,555)	11	3,078,430
Items that may not be reclassified to profit and loss		284,832	(362,544)	(142,167)
Re-evaluation of defined benefit plan		284,832	(362,544)	—
(negative) Changes in retained earnings due to equity method		—	—	(142,167)
Items that may be subsequently reclassified to profit or loss		(1,237,387)	362,555	3,220,597
Gain (Loss) on valuation of other financial assets		2,688	—	(7,946)
Changes in equity from equity method		—	(360,339)	1,901,262
Exchange difference on translating foreign operations		(1,240,075)	722,894	1,327,281
Total comprehensive loss		(77,938,139)	(7,892,157)	(57,308,752)
Owners of the parent		(75,623,348)	(5,985,744)	(57,036,160)
Non-controlling interests		(2,314,791)	(1,906,413)	(272,592)
Earnings per share
Basic Earnings Per Share (Loss) (Unit : USD)	32	(4.05)	(0.41)	(10.14)
Diluted Earnings Per Share (Loss) (Unit : USD)	32	(4.05)	(0.41)	(10.14)

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

	Attributable to owners of the Controlling Company							(Unit : USD)
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attribute to owners of parent	Non-controlling interests	Total equity
Balances as of January 1, 2023	1,609	61,707,352	1,482,658	1,933,924	(62,348,576)	2,776,967	(60,582)	2,716,385
Net loss for the year	—	—	—	—	(74,726,799)	(74,726,799)	(2,258,785)	(76,985,584)
Issuance of share capital on private placement	81,055	722,950	—	—	—	804,005	—	804,005
Issuance of shares for payment of debt	462,627	5,285,055	—	—	—	5,747,682	—	5,747,682
Issuance of Convertible Bonds	—	—	98,951	—	—	98,951	—	98,951
Stock options	—	—	2,532,821	—	—	2,532,821	—	2,532,821
Gain from FVOCI	—	—	—	2,688	—	2,688	—	2,688
Exchange difference on translation of foreign operations	—	—	—	(1,184,069)	—	(1,184,069)	(56,006)	(1,240,075)
Acquisition of treasury stock	—	—	(568,467)	—	—	(568,467)	—	(568,467)
Actuarial gain due to changes in financial assumptions	—	—	—	—	284,832	284,832	—	284,832
Conversion of shares in connection with the SPAC merger	1,187	20,226,984	—	—	—	20,228,171	—	20,228,171
Effect of the capital reorganization	(543,580)	543,580	—	—	—	—	—	—
Balances as of December 31, 2023	2,898	88,485,921	3,545,963	752,543	(136,790,543)	(44,003,218)	(2,375,373)	(46,378,591)

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

	Attributable to owners of the Controlling Company							(Unit : USD)
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attribute to owners of parent	Non-controlling interests	Total equity
Balances as of January 1, 2022	1,182	40,524,509	2,395,732	1,304,641	(56,494,217)	(12,268,153)	3,610	(12,264,543)
Net loss for the year	—	—	—	—	(5,892,144)	(5,892,144)	(2,000,024)	(7,892,168)
Issuance of share capital on private placement	116,171	1,045,541	—	—	—	1,161,712	—	1,161,712
Issuance of shares for payment of debt	1,378,782	12,409,035	—	—	—	13,787,817	—	13,787,817
Conversion of convertible bonds	623,374	5,610,367	—	—	—	6,233,741	—	6,233,741
G-SMATT Europe stock issuance	—	—	6,752	—	—	6,752	295,095	301,847
Addition from acquisition	—	—	—	—	—	—	1,547,126	1,547,126
Loss on Disposal of stocks	—	—	(1,247,375)	—	—	(1,247,375)	—	(1,247,375)
Changes in equity from equity method investments	—	—	(360,339)	—	—	(360,339)	—	(360,339)
Stock options	—	—	687,888	—	—	687,888	—	687,888
Actuarial gain due to changes in financial assumptions	—	—	—	—	(362,544)	(362,544)	—	(362,544)
Exchange difference on translation of foreign operations	—	—	—	629,283	—	629,283	93,611	722,894
Effect of the capital reorganization	(2,117,900)	2,117,900	—	—	—	—	—	—
Others	—	—	—	—	400,329	400,329	—	400,329
Balances as of December 31, 2022	1,609	61,707,352	1,482,658	1,933,924	(62,348,576)	2,776,967	(60,582)	2,716,385

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

	Attributable to owners of the Controlling Company							(Unit : USD)
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attribute to owners of parent	Non-controlling interests	Total equity
Balances as of January 1, 2021	2,986,315	5,324,017	3,166,333	(2,290,808)	6,679,927	15,865,784	719,494	16,585,278
Net loss for the year	—	—	—	—	(60,114,590)	(60,114,590)	(272,592)	(60,387,182)
Issuance of share capital on private placement	261,989	2,357,902	—	—	—	2,619,891	—	2,619,891
Issuance of shares for payment of debt	69,864	628,774	—	—	—	698,638	—	698,638
Changes in equity from equity method investments	—	—	1,901,262	—	—	1,901,262	—	1,901,262
Conversion of convertible bonds	—	2,619,282	(2,789,438)	—	—	(170,156)	—	(170,156)
Issuance of Convertible Bonds	2,889,562	23,387,986	—	—	—	26,277,548	—	26,277,548
Stock options	—	—	277,638	—	—	277,638	—	277,638
Loss on valuation of other financial assets	—	—	—	2,268,168	(2,276,114)	(7,946)	—	(7,946)
Exchange difference on translation of foreign operations	—	—	—	1,327,281	—	1,327,281	—	1,327,281
(negative) Changes in retained deficit due to equity method	—	—	—	—	(142,167)	(142,167)	—	(142,167)
Effect of the capital reorganization	(6,206,548)	6,206,548	—	—	—	—	—	—
Others	—	—	(160,063)	—	(641,273)	(801,336)	(443,292)	(1,244,628)
Balances as of December 31, 2021	1,182	40,524,509	2,395,732	1,304,641	(56,494,217)	(12,268,153)	3,610	(12,264,543)

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2022 and 2021

							(Unit: USD)
Accounts	Notes	For the twelve months ended December 31, 2023		For the twelve months ended December 31, 2022		For the twelve months ended December 31, 2021
Ⅰ. Cash flows from operating activities			(10,479,265)		(5,500,004)		(4,988,746)
1. Cash generated from operating activities	31	(8,923,630)		(5,376,735)		(6,108,644)
2. Interest received		349		2,837		65
3. Interest paid		(1,549,640)		(755,650)		(1,040,473)
4. Income taxes benefit(paid)		(6,344)		629,544		2,160,306
Ⅱ. Cash flows from investing activities			297,910		(1,102,330)	—	5,197,324
1. Proceeds from investing activities		1,019,349		4,802,628		11,422,734
a. Proceeds from short term loans		404,461		4,787,148		10,398,441
b. Proceeds from sales of property, plant and equipment		4,593		—		15,878
c. Decrease in deposits		610,295		15,480		682,789
d. Proceeds from sales of non-current financial assets		—		—		325,626
2. Cash outflows from investing activities		(721,439)		(5,904,958)		(6,225,410)
a. Increase in short-term loan		(481,029)		(4,433,863)		(5,440,400)
b. Acquisition of investments in affiliates		—		(1,423,701)		—
c. Acquisition of property plant and equipment		(191,215)		—		(181,408)
d. Acquisition of intangible assets		(15,309)		—		(160,849)
e. Increase in deposit		(33,886)		(47,394)		(442,753)
Ⅲ. Cash flows from financing activities			10,512,024	—	6,601,098	—	(125,115)
1. Proceeds from financing activities		19,677,641		19,161,229		9,073,104
a. Proceeds from short-term borrowings		13,776,408		13,074,687		6,273,360
b. Proceeds from long-term borrowings		240,180		4,257,002		179,854
c. Proceeds from disposal of stocks		—		764,712		—
d. Fluctuations in convertible bonds		1,852,435		157,699		—
e. Proceeds from issuance of stocks		804,005		907,129		2,619,890
f. Funds acquired on reverse acquisition		3,004,613		—		—
2. Cash outflows from financing activities		(9,165,617)		(12,560,131)		(9,198,219)
a. Repayments of short-term borrowings		(8,523,111)		(9,056,738)		(1,064,873)
b. Repayments of long-term borrowings		—		(1,282,529)		(7,499,098)
c. Acquisition of own stocks		—		(1,735,614)		—
d. Decrease in deposits fㅎor rent		—		(116,100)		(8,733)
e. Repayments of current portion of long-term borrowings		(327,627)		—		(397,235)
f. Repayments of lease		(247,419)		(231,156)		(228,280)
g. Increase in Leasehold deposits		(67,460)		(137,994)		—
Ⅳ. Effects of changes in foreign exchange rates			(50,581)		(41,479)		(18,934)
Ⅴ. Increase (Decrease) in cash and cash equivalents (Ⅰ+Ⅱ+Ⅲ+Ⅳ)			280,088		(42,715)		64,529
Ⅵ. Beginning balance of cash and cash equivalent			196,627		239,342		174,813
Ⅶ. Ending balance of cash and cash equivalent			476,715		196,627		239,342

See auditor’s report and accompanying notes to consolidated financial statements.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.
Nature of operations

The principal activities of Captivision Inc. and subsidiaries (the Company) include manufacturing, installing, and selling LED display G-Glass. G-Glass is an integrated ICT product that has the basic characteristics of transparent glass but can display media images at the same time. It implements media images through the glass surface while preserving the features of a clear and transparent glass. G-Glass is the world’s first IT building material that can be applied to various places where glass is used.

2.
General information, statement of compliance with IFRS and going concern assumption.

Captivision is an exempted company incorporated with limited liability in the Cayman Islands on February 23, 2023. The Company’s principal executive office is located at 298-42 Chung-Buk Chungang-ro Chung-buk, Pyeongtaek, Gyeonggi, Republic of Korea. The Company’s operations are conducted in South Korea with subsidiaries in United Kingdom, China, and United States.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption the Company operates on a going concern basis.

Consolidated subsidiaries of the Company as of December 31, 2023, are as follows.

Name of the subsidiary	Major business activities	Shareholding %
Captivision Korea, Inc. (formerly known as GLAAM Co., Ltd.)	Manufacture & distribute G-Glass	100.00%
Jaguar Global Growth Korea Co., Ltd.	Exchange subsidiary	100.00%

As a subsidiary of the Company, Captivision Korea, Inc. has consolidated subsidiaries as of December 31, 2023, as follows.

Name of the subsidiary	Major business activities	Shareholding %
G-Frame Co., Ltd. (G-Frame)	Manufacture G-Glass related products	100.00%
G-SMATT Europe Media Limited and its subsidiary (G-SMATT Europe)	Distribute G-Glass	76.55%
G-SMATT Tech	Distribute G-Glass	100.00%
G-SMATT America	Distribute G-Glass	54.63%

Information of subsidiaries as of and for the twelve months ended December 31, 2023 (before elimination of intercompany transactions):

					(Unit: USD)
Name of the subsidiary	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income (loss)
G-Frame	4,327,690	6,976,169	1,330,525	(770,472)	(963,675)
G-SMATT Europe	335,725	7,037,675	528,274	(1,992,481)	(2,336,322)
G-SMATT Tech	5,123	6,077,379	776	(77,173)	(56,037)
G-SMATT America	31,698	3,558,071	365,164	(3,948,508)	(3,893,128)

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Consolidated Subsidiaries as of December 31, 2022

Name of the subsidiary	Major business activities	Shareholding %
G-Frame Co., Ltd. (G-Frame)	Manufacture G-Glass related products	100.00%
G-SMATT Europe Media Limited and its subsidiary (G-SMATT Europe) (*)	Distribute G-Glass	76.55%
G-SMATT Tech	Distribute G-Glass	100.00%
G-SMATT America (**)	Distribute G-Glass	54.63%

(*) On November 30, 2022, G-SMATT Europe acquired 100% ownership of Inflectix Limited (“Inflectix”) as a wholly owned subsidiary for USD 301,654. Inflectix was incorporated on July 11, 2018, by Orhan Ertughrul, G-SMATT Europe’s chief executive officer. It is located in Gloucestershire, United Kingdom and provides high level technical expertise service in biotechnology investment consulting field.

(**) In 2022, certain minority shareholders of G-SMATT America Co., Ltd (an equity method associate located in CA, USA) sold all their shares, a total of 1,470,116 shares, to the Company. As a result, the Company’s ownership in G-SMATT America Co., Ltd. increased by 12.00% from 42.63% to 54.63% and became the major shareholder. G-SMATT America Co., Ltd. is subject to consolidation from the date of the majority ownership change on July 1, 2022.

Information of subsidiaries as of and for the twelve months ended December 31, 2022 (before elimination of intercompany transactions):

					(Unit: USD)
Name of the subsidiary	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income (loss)
G-Frame	7,558,305	6,826,664	1,563,390	(1,313,838)	(1,423,354)
G-SMATT Europe	1,451,597	5,908,020	208,741	(955,207)	(761,722)
G-SMATT Tech	74,730	6,245,793	37,607	(537,693)	(130,280)
G-SMATT America (*)	3,413,876	3,001,074	3,271,530	(3,116,733)	(3,255,977)

(*) Sales, net income (loss) and comprehensive income (loss) associated with G-SMATT America were recognized for six months from the date of majority ownership change by the Company.

Going Concern

The Company has an outstanding deficit of USD 136,790,543 and USD 62,348,576 as of December 31, 2023 and 2022, respectively, and the current liabilities also exceed current assets by USD 40,692,649 and USD 18,531,567 as of December 31, 2023 and 2022, respectively.

Despite the accumulated losses, the Company’s management has conducted a comprehensive evaluation of the Company’s capacity to continue as a going concern, notwithstanding its operation at a deficit and the occurrence of capital erosion throughout FY23. They have determined that there are no significant issues regarding the Company’s ability to continue as a going concern considering the following factors.

Classification	Mitigation plan
Improvement in business (1)

To achieve a positive operating profit, the Company aims to increase sales while simultaneously curbing operational expenses. Proactive sales plans for 2024 have been implemented, and contracts with new customers are currently being prepared as of the reporting date.

Subsequent debt to equity conversion (2)	Mitigate capital impairment through conversion of debt and payables into equity.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Current Liabilities Refunding Program	The current liabilities refunding program entails securing cash proceeds via collection of existing accounts receivable, equity raisings from investors based in the United States and Korea.

(1) As a result of recent operational improvements which have been implemented at Captivision Korea, the Company anticipates a significant increase in both revenue and operating income in 2024.

(2) The Company initiated twelve equity conversion agreements as of the reporting date. Under these agreements, a total of USD 7,674,155 of outstanding debt and trade payables are to be converted into the Company’s Common Shares (the “Debt to Equity Conversion”).

The Company’s consolidated financial statements were prepared on the assumption that the Company will continue as a going concern and are accounted for under the assumption that the Company’s assets and liabilities could be recovered or repaid through normal business activities.

In a situation where the validity of the going concern assumption, which is the premise of preparing the Company’s financial statements, is questioned, there may be certain uncertainty relating to the feasibility of financing plans for debt repayment, new business, and financial improvement plans. However, considering the above management’s mitigation plans, the Company has feasibility to continue as a going concern and achieve positive operating profits in the near future.

3. Basis of Presenting Financial Statements

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
Certain financial assets and liabilities – measured at fair value.

Comparative information

The Company’s accounting treatment for the acquisition, as described in full within note 33 to these financial statements, is to account for a reverse acquisition along with a share-based payment. Therefore, the comparative figures for December 31, 2022 and 2021 are those of the legal subsidiary, Captivision Korea, and do not include the results of the Company.

Functional and Reporting Currency

Functional and reporting currency

Each subsidiary’s financial statements of the Company are reported in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in US dollar, which is the Company’s reporting currency, whilst the functional currency is in Korean won.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

4.
Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The financial statements are prepared on the historical cost basis, other than certain financial assets and liabilities measured at fair value, and accounting policies set out below have been consistently applied. The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of apply the accounting policies.

On November 15, 2023, the Company acquired GLAAM Co., Ltd. (“Captivision Korea”) through a share for share exchange. The acquisition is not a business combination, and Captivision Korea is identified as the acquirer for accounting purposes and as such the transaction is a reverse acquisition (“De-SPAC transaction”). As the acquisition is not a business combination, the transaction falls within IFRS 2 ‘Share-based payments’. In line with the IFRIC guidance, the transaction is accounted for as follows:

-
The assets and liabilities of the accounting acquirer are recognized and measured in the consolidated financial statements at their pre-combination carrying amounts.
-
The identifiable net assets of the Company, as legal acquirer, is recognized in accordance with paragraph 10 of IFRS 2 at their fair value at grant date.
-
Any difference in the fair value of the shares deemed to have been issued and the fair value of the Company’s assets and liabilities is charged to the Consolidated Statements of Profit and Loss and Comprehensive Income (Loss) as a share-based payment expense and represents in substance the cost of acquiring a Nasdaq listing.

Significant Accounting Policy

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are as follows:

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The preparation of financial statements in conformity with IFRS requires management to make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. The Company has identified the following accounting policies as the most important to the presentation and disclosure of the financial condition and results of operations.

Subsidiaries

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for De-SPAC transaction by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a De-SPAC transaction are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Changes in ownership interests in subsidiaries without change of control

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

Disposal of subsidiaries

When the Company ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which the Company has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If the Company’s share of losses of an associate equal or exceeds its interest in the associate

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(including long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, the Company recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Company for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Company when the associate’s financial statements are used by the Company in applying the equity method.

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

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at Fair Value Through Profit or Loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI) - debt investment; FVOCI - equity investments; or FVTPL. Financial assets are not reclassified after their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Trade Receivables

Trade receivables are recognized initially at their transaction price, unless they contain significant financing components when they are recognized at fair value. If they contain significant financing components, trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted- average method, except for inventories in-transit.

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

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Items	Estimated useful lives (years)
Buildings and structures	40
Machinery	10
Others	5

Depreciation methods, useful lives and residual values are reviewed at each financial period-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

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

Impairment for Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

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

Deferred Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Non-derivative financial liabilities

The Company classifies financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognizes them in its statement of financial position when it becomes a party to the contract.

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

Trade and other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Employee benefits

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with the present value of future cash payments.

Share-based compensation

Converted Options

Where share options are awarded to Captivision Korea ’s employees, the fair value of the options at grant date is charged to the Statement of Profit and Loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options or warrants that eventually vest. Market vesting conditions are factored into the fair value of the options granted. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

The fair value of the award also considers non-vesting conditions. These are either factors beyond the control of either party (such as a target based on an index) or factors which are within the control of one or other of the parties (such as the Company keeping the scheme open or the employee maintaining any contributions required by the scheme).

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the Statement of Profit and Loss over the remaining vesting period.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Where equity instruments are granted to persons other than employees, the Statement of Profit and Loss is charged with fair value of goods and services received.

When share options lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

RSRs (Restricted Stock Rights)

RSRs are granted to Captivision Korea Founders (Houng Ki Kim and Ho Joon Lee). Estimating the fair value of RSRs requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the RSRs. This estimate also requires determination of the most appropriate inputs to the valuation model including equity value, exercise price, volatility, dividend yield, risk free rate and exercise period and making assumptions about them. For the measurement of the fair value of RSRs at both the acquisition and the reporting date, the company uses a Monte Carlo simulation. The assumptions and models used for this estimation are disclosed in note 35.

Warrants

Warrants are classified as derivatives and are initially recognized at their fair value on the date of inception of the contract. The Company’s warrants are subsequently re-measured at each reporting date with changes in fair value recognized in profit or loss.

As the fair value of the warrants fluctuate with movement in the underlying Captivision Inc. share price, these warrants are considered a derivative as a variable amount of cash will be settled on exercise.

Provisions

Provisions for product warranties, litigations and claims, and others are recognized when the Company presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-
Fixed payments (including in-substance fixed payments), less any lease incentives receivable
-
Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
-
Amounts expected to be payable by the Company (the lessee) under residual value guarantees
-
The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and
-
Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-
amount of the initial measurement of lease liability
-
any lease payments made at or before the commencement date less any lease incentives received
-
any initial direct costs (leasehold deposits)
-
restoration costs

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

Revenue from contracts with customers

The Company generates revenue primarily from sale and installation of LED display glasses. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer.

Finance Income

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a De-SPAC transaction, or items recognized directly in equity or in other comprehensive income.

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

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Earnings (Loss) Per Share

Captivision inc., the Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period.

The equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the De-SPAC transaction.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In calculating the weighted average number of ordinary shares outstanding (the denominator of the earnings per share calculation) during the period in which the reverse acquisition occurs:

(a) the number of ordinary shares outstanding from the beginning of that period to the acquisition date shall be computed based on the weighted average number of ordinary shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio (0.8008) established in the merger agreement; and

(b) the number of ordinary shares outstanding from the acquisition date to the end of that period shall be the actual number of ordinary shares of the legal acquirer (the accounting acquiree) outstanding during that period.

To reflect equity structure of the legal acquirer (the accounting acquiree)

The basic earnings per share for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition shall be calculated by dividing:

(a) the profit or loss of the legal acquiree attributable to ordinary shareholders in each of those periods by

(b) the legal acquiree’s historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio(0.8008) established in the acquisition agreement.

Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

Information by revenue categories

Revenue: The Company consists of a single operating segment.

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Product	12,276,442	12,984,977	8,096,808
Merchandise	—	3,309,138	662,960
Service	1,600,321	3,897,820	606,448
Rent	—	—	48,903
Distribution right (*)	760,000
Total	14,636,763	20,191,935	9,415,119

(*) On March 27, 2023, Captivision Korea and GLAAM Malaysia Sdn. Bhd made an exclusive distribution and license agreement. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, GLAAM Malaysia Sdn. Bhd paid a royalty payment of total USD 760,000.

Information about key customers

One key customer, Eirad Limited Company, during the twelve months ended December 31, 2023, accounted for more than 10% of the Company's sales.

Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Reverse acquisition

The acquisition of the share capital of Captivision Korea by the Company whereby Captivision Korea becomes a wholly owned and legal subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of Captivision Korea own a substantial majority of the Ordinary Shares of the Company. Because Captivision, as the accounting acquiree, does not meet the definition of a business, the transaction will be accounted for as a share-based payment transaction in accordance with IFRS 2 whereby Captivision Korea was deemed to have issued shares in exchange for the net assets and listing status of Captivision. The deemed consideration was the fair value of the shares that Captivision Korea would have had to issue to Captivision to acquire the same percentage equity interest in the combined entity that results from the reverse acquisition. Reverse acquisition related expenses consist of the reverse acquisition expense and Nasdaq listing expense and are explained as follows.

(a) The reverse acquisition expense represents the premium paid for obtaining the public listing and is calculated the difference between the fair value of the deemed consideration and the fair value of the net assets acquired and is a non-recurring expense.

(b) Nasdaq listing expense primarily consists of legal and other professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring.

Reverse acquisitions (Preparation and presentation of consolidated financial statements)-

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree-Captivision) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer-Captivision Korea), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

5.
Cash and cash equivalents

Cash and cash equivalents as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Cash and cash equivalent breakdown	As of December 31, 2023	As of December 31, 2022
Cash	4,402	6,566
Current account	472,313	190,061
Total	476,715	196,627

There are no restricted financial instruments as of December 31, 2023, and December 31, 2022.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6.
Financial Instruments by categories

Financial Instruments as of December 31, 2023, by categories are as follows:

				(Unit: USD)
	As of December 31, 2023
Assets in Financial Position	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Others	Total
Cash and cash equivalents	476,715	—	—	476,715
Trade receivables	4,176,766	—	—	4,176,766
Other current financial assets	73,284	—	—	73,284
Non-current financial assets	—	107,862	—	107,862
Lease deposits	186,573	—	—	186,573
Other deposits	—	—	—	—
Total	4,913,338	107,862	—	5,021,200

				(Unit: USD)
	As of December 31, 2023
Liabilities in Financial Position	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Others	Total
Trade payables	6,220,562	—	—	6,220,562
Short-term borrowings	13,511,319	—	—	13,511,319
Convertible Bonds(*)	1,961,792	—	—	1,961,792
Current portion of long-term borrowings	1,620,136	—	—	1,620,136
Current portion of lease liabilities	165,294	—	—	165,294
Long-term borrowings	4,864,373	—	—	4,864,373
Derivative warrant liabilities	—	—	2,018,349	2,018,349
Long-term lease liabilities	13,943	—	—	13,943
Total	28,357,419	—	2,018,349	30,375,768

(*) On March 23, 2023, the Company issued a convertible bond (“CB”) to Charm Savings Bank in an aggregate principal amount of $1,931,203, equivalent to KRW 2,500,000,000. The CB accrues interest at an annual rate of 10% and is due to mature on March 23, 2024.

On August 21, 2023, Charm Savings Bank and Bluming Innovation Co., Ltd (“Purchaser”) executed a convertible bond purchase agreement for the sale and transfer of a convertible bond with an aggregate principal amount of $1,931,203, equivalent to KRW 2,500,000,000 to the Purchaser. Joon Soo Jeon and Daesun, Inc. purchased CB from Bluming Innovation for amounts of $1,004,226, equivalent to KRW 1,300,000,000 and $926,977, equivalent to KRW 1,200,000,000 on February 19 and April 1, 2024, respectively. As the maturity extended, Joon Soo Jeon and Daesun, Inc. are in discussion with the Company to convert the CB into common shares of the Company.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Financial Instruments as of December 31, 2022, by categories are as follows:

				(Unit: USD)
	As of December 31, 2022
Assets in Financial Position	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Others	Total
Cash and cash equivalents	196,627	—	—	196,627
Trade receivables	697,999	—	—	697,999
Other current financial assets	1,035,930	—	—	1,035,930
Non-current financial assets	—	107,890	—	107,890
Lease deposits	207,825	—	—	207,825
Other deposits	4,307,756	—	—	4,307,756
Total	6,446,137	107,890	—	6,554,027

				(Unit: USD)
	As of December 31, 2022
Liabilities in Financial Position	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Others	Total
Trade payables	7,184,181	—	—	7,184,181
Short-term borrowings	11,863,506	—	—	11,863,506
Current portion of long-term borrowings	2,001,142	—	—	2,001,142
Current portion of lease liabilities	108,488	—	—	108,488
Long-term borrowings	4,741,358	—	—	4,741,358
Leasehold deposit received	69,836	—	—	69,836
Long-term lease liabilities	24,694	—	—	24,694
Total	25,993,205	—	—	25,993,205

7.
Trade receivables

Trade receivables as of December 31, 2023, and December 31, 2022, are as follows:

				(Unit: USD)
	As of December 31, 2023		As of December 31, 2022
Classification	Current	Non-current	Current	Non-current
Trade receivables	6,625,671	—	697,999	—
Allowance for bad debts	(2,448,905)	—	—	—
Net Trade receivables	4,176,766	—	697,999	—

Korea continues to experience inflationary conditions, which, at times, has had a material impact on the global economy and specifically the construction industry, a sector where our main clients are located, throughout 2023. This economic environment has affected the Company’s financial position and performance, evidenced by various factors including, but not limited to, delayed, or cancelled contracts, inventory obsolescence, and challenges in the collection of existing receivables. Given the significant exposure to the construction industry and its challenges, the management decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

During 2022, the Company directly wrote off uncollectible receivables, resulting in no allowance for doubtful accounts being recorded. However, for current year, the Company has revised its approach by establishing an allowance for doubtful accounts based on historical bad debt rates.

8.
Other current financial assets

Other current financial assets as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Net, Short-term loan	—	639,491
Short-term loan	386,241	639,491
Allowance for bad debts (*)	(386,241)	—
Accrued income	1,840	76,649
Net, Outstanding amount (Receivables)	71,444	319,790
Outstanding amount (Receivables)	4,163,001	319,790
Allowance for bad debts (**)	(4,091,557)	—
Total	73,284	1,035,930

(*) As of December 31, 2023, the Company has an outstanding borrowing receivable amounting to USD 386,241 extended to individual, Dongmin Kim. Despite efforts to collect, communication with Dongmin Kim has been unsuccessful, leading to concerns about the recoverability of this borrowing. Given the lack of response and the diminished likelihood of collection, the Company has determined it prudent to recognize a full allowance for doubtful accounts for the entire outstanding balance of USD 386,241.

(**) On February 9, 2023, the Company entered into an agreement with BioX to transfer ownership of assets valued at USD 4,091,557 related to deposits receivable from Trinit Co., Ltd. (subsequently renamed Yongsan Holdings Co., Ltd.). The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

9.
Prepayments and other short-term assets

Prepayments and other short-term assets as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Net, Advanced payments	779,219	1,503,365
Advanced payments	1,211,891	1,503,365
Allowance for bad debts (*)	(432,672)	—
Prepaid expenses	390,176	17,552
Total	1,169,395	1,520,917

(*) During the assessment, the management identified that USD 432,672 of advance payment in relation to raw material purchase has been aged over a year without significant movement in the balance as of December 31, 2023. Consequently, the Company has determined to recognize an allowance for doubtful on the balance of USD 432,672 as of December 31, 2023.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10.
Inventories

Inventories as of December 31, 2023, are as follows:

			(Unit: USD)
	As of December 31, 2023
Classification	Acquisition cost	Provision for valuation of inventory	Book value
Products	3,234,508	—	3,234,508
Raw material	1,729,744	(218,321)	1,511,423
Total	4,964,252	(218,321)	4,745,931

Inventories as of December 31, 2022, are as follows:

			(Unit: USD)
	As of December 31, 2022
Classification	Acquisition cost	Provision for valuation of inventory	Book value
Products	4,671,074	—	4,671,074
Raw material	1,246,042	(202,764)	1,043,278
Total	5,917,116	(202,764)	5,714,352

In 2022, the Company wrote off USD 4,922,600 of G-SMATT America’s inventory which were held for more than two years and considered as obsolete. The remaining balance of G-SMATT America inventory as of December 31, 2023, and December 31, 2022, was USD 0 and USD 170,603, respectively.

11.
Non-current financial assets

Non-current financial assets as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Fair value of membership in Construction Association of Republic of Korea	107,862	107,890
Total	107,862	107,890

		(Unit: USD)
	As of December 31, 2023	As of December 31, 2022
Beginning balance	107,890	114,520
Revaluation (after corporate income tax)	2,688	—
Disposition	—	—
Foreign currency translation differences for foreign operations	(2,716)	(6,630)
Endling balance	107,862	107,890

12.
Investments accounted for using the equity method.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Investment accounted for using the equity method as of December 31, 2023, and December 31, 2022, are as follows:

	As of December 31, 2023
Classification	Company	Captivision Korea stake holding ratio	G-FRAME stake holding ratio	Location	Financial statement date	Business type
	Chenjin chungjeolneung Ltd.	33.00%	0.00%	China	2023.12.31	Manufacturing
Associates	G-SMATT JAPAN	28.73%	11.43%	Japan	2023.12.31	Retail
	G-SMATT HONGKONG	20.00%	7.40%	Hongkong	2023.12.31	Retail

	As of December 31, 2022
Classification	Company	Captivision Korea stake holding ratio	G-FRAME stake holding ratio	Location	Financial statement date	Business type
	Chenjin chungjeolneung Ltd.	33.00%	—	China	2022.12.31	Manufacturing
Associates	G-SMATT JAPAN	28.73%	11.43%	Japan	2022.12.31	Retail
	G-SMATT HONGKONG	20.00%	7.40%	Hongkong	2022.12.31	Retail

Summary financial statements for associates are follows:

	As of December 31, 2023
Classification	Company	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income
	Chenjin chungjeolneung Ltd.	26,554,391	32,011,592	—	(284,857)	(284,857)
Associates	G-SMATT JAPAN	12,112,804	6,686,081	6,006,248	1,093,101	1,093,101
	G-SMATT HONGKONG	283,826	4,821,947	—	(1,121,665)	(1,121,665)

						(Unit: USD)
	As of December 31, 2022
Classification	Company	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income
	Chenjin chungjeolneung Ltd.	27,316,845	32,703,114	25,508	(1,916,458)	(1,916,458)
Associates	G-SMATT JAPAN	10,649,564	5,831,552	5,333,686	(260,617)	(250,773)
	G-SMATT HONGKONG	377,895	3,832,029	—	(317,048)	(317,048)

The management determined to fully impair the remaining balance of its equity method investment in G-SMATT Japan as of December 31, 2023. This decision was derived from the substantial net loss sustained by G-SMATT Japan in 2022 and 2021, combined with concerns regarding the reliability of the financial information, given that G-SMATT Japan’s financial statements have not been audited in the past. Consequently, management does not foresee any prospects for future economic recovery from this investment.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

					(Unit: USD)
	As of December 31, 2023
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(5,457,201)	33.00%	—	—	—
G-SMATT JAPAN	5,426,723	40.16%	—	—	—
G-SMATT HONGKONG	(4,538,121)	27.40%	—	—	—
Total					—

					(Unit: USD)
	As of December 31, 2022
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(5,326,269)	33.00%	—	—	—
G-SMATT JAPAN	4,818,011	40.16%	1,934,913	842,603	2,777,516
G-SMATT HONGKONG	(3,454,134)	27.40%	—	—	—
Total					2,777,516

13.
Tangible assets

Property, plant and equipment as of December 31, 2023, and December 31, 2022, are as follows:

							(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Disposal	Depreciation	Impairments	Others (*)	Ending
Lands	5,449,778	—	—	—	—	(137,200)	5,312,578
Buildings	3,214,244	—	—	(122,017)	—	(82,036)	3,010,192
Structures	9,974	—	—	(596)	—	(258)	9,121
Machineries	2,085,058	173,609	—	(316,424)	(19,004)	(53,326)	1,869,913
Vehicles	16,111	—	(1)	(3,612)	—	(439)	12,059
Tools	12,786	—	—	(12,373)	—	(181)	232
Furniture	67,591	17,606	—	(37,222)	—	(3,109)	44,867
Facilities	64,781	—	—	(19,751)	—	(1,812)	43,218
ROU assets	134,847	298,077	(1,589)	(244,122)	—	(2,915)	184,298
Total	11,055,170	489,292	(1,590)	(756,117)	(19,004)	(281,273)	10,486,478

(*) Others are due to differences in foreign currency translations associated with overseas subsidiaries.

							(Unit: USD)
As of December 31, 2022
Classification	Beginning	Acquisition	Addition from acquisition	Depreciation	Disposal	Others (*)	Ending
Lands	4,543,328	3,233,219	—	—	(2,090,933)	(235,836)	5,449,778
Buildings	7,343,309	2,152,654	—	(234,555)	(5,535,877)	(511,287)	3,214,244
Structures	448,653	—	—	(11,520)	(391,586)	(35,573)	9,974
Machineries	2,972,429	1,179,928	—	(643,617)	(1,234,535)	(189,147)	2,085,058
Vehicles	2,328	18,262	—	(4,667)	—	188	16,111
Tools	20,874	—	23,268	(15,195)	(1)	(16,160)	12,786
Furniture	45,287	21,672	116,985	(25,217)	—	(91,136)	67,591
Facilities	273,904	—	—	(187,572)	(1,198)	(20,353)	64,781
ROU assets	359,543	24,525	—	(223,981)	—	(25,240)	134,847
Total	16,009,655	6,630,260	140,253	(1,346,324)	(9,254,130)	(1,124,544)	11,055,170

(*) Others are due to differences in foreign currency translations associated with overseas subsidiaries.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

14.
Intangible assets

Intangible assets as of December 31, 2023, and December 31, 2022, are as follows:

							(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Disposal	Amortization	Impairment	Difference in Foreign currency translation	Ending
Industrial rights	59,339	—	(1,912)	(22,252)		(1,715)	33,460
Software	134,639	15,309	—	(85,550)		(4,033)	60,365
Trademark	27	—	—	(19)		(1)	7
Distribution rights (*)	5,845,516	—	—	(1,739,537)	(4,070,331)	(35,648)	—
Total	6,039,521	15,309	(1,912)	(1,847,358)	(4,070,331)	(41,397)	93,832

							(Unit: USD)
As of December 31, 2022
Classification	Beginning	Addition from acquisition		Amortization	Impairment	Difference in Foreign currency translation	Ending
Industrial rights	94,276	—		(28,793)	—	(6,144)	59,339
Software	251,108	—		(99,561)	—	(16,908)	134,639
Trademark	399	—		(341)	—	(31)	27
Distribution rights (*)	3,903,251	3,540,675	(*)	(1,309,611)	—	(288,799)	5,845,516
Total	4,249,034	3,540,675		(1,438,306)	—	(311,882)	6,039,521

(*) Distribution rights added from consolidation of G-Smatt America

Distribution Rights

Captivision Korea

On July 31, 2015, Captivision Korea granted exclusive distribution rights for Captivision Korea’s products for 10 years to G-SMATT Global, a former related party of Captivision Korea. Captivision Korea received USD 8,571,404 from G-SMATT Global as consideration for granting exclusive distribution rights. Per the agreement, if G-SMATT Global regrants this distribution rights to another party, Captivision Korea is subject to receive 50% of the consideration received from another party for regranting the distribution rights.

On March 7, 2019, the agreement between Captivision Korea and G-SMATT Global was amended so that Captivision Korea can distribute the Company’s products. As a result, Captivision Korea acquired 50% of the consideration received from G-SMATT Global in connection with the original agreement made on July 31, 2015, for this distribution right as intangible assets. The amount paid to G-SMAAT is being amortized by the Company using the straight-line method over the remaining period of the original contract term.

In 2022, the Company received a valuation on USD 1,593,310 of Captivision Korea’s distribution right by third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, after 2022, the management held an internal discussion and determined that there is no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

G-SMATT America

On June 15, 2016, exclusive distribution and license agreement was made for 10 years between G-SMATT Global, a former related party of Captivision Korea, and G-SMATT America. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, G-SMATT America paid a one-off, non-refundable royalty fee of USD 8,571,404. Per the exclusive distribution right agreement made between Captivision Korea and G-SMATT Global, though, 50% of the

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

consideration received when regranting the exclusive distribution right to another party should be paid to Captivision Korea. Accordingly, 50% of the consideration received from G-SMATT America was paid to Captivision Korea by G-SMATT Global after finalizing the exclusive distribution contract with G-SMATT America.

In 2022, the Company received a valuation on USD 3,120,320 of G-SMATT America’s distribution right by third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, since this assessment, management held internal discussion and determined that there’s no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

G-SMATT Europe

On March 27, 2017, G-SMATT Global and G-SMATT Europe made exclusive distribution and license agreements for an initial term of 10 years. For the exclusive territorial distribution rights and license granted, G-SMATT Europe paid USD 2,762,760, and it is being amortized using the straight-line method over a useful life of 10 years. As in the case when exclusive distribution contract made with G-SMATT America, 50% of the consideration received from G-SMATT Europe was paid by G-SMATT Global to Captivision Korea, accordingly.

In 2022, the Company received a valuation on USD 1,131,886 of G-SMATT Europe’s distribution right by a third party, and it was concluded that the recoverable amount exceeded the book balance as of December 31, 2022. However, since this assessment, management held internal discussions and determined that there’s no foreseeable potential for future benefits from this asset. Consequently, management decided to write off the remaining balance of the exclusive distribution rights as of December 31, 2023, following an assessment that determined its value-in-use to be zero.

15.
Deposits

Other non-current assets as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Leasehold deposits, net (*)	186,573	207,825
Other deposits (**)	—	4,307,756
Total	186,573	4,515,581

(*) Related to the lease deposit paid for the office, warehouse, employees’ dormitory, and corporate leased vehicle.

(**) As of December 31, 2022, other deposits are entirely composed of escrowed deposit related to Trinit Co., Ltd. (“Trinit”, subsequently changed its name to Yongsan Holdings Co., Ltd.) in conjunction with disposal of “G-SMATT Global Co., Ltd.” in 2019. On February 9, 2023, the Company entered into an agreement with BioX to transfer its ownership of the assets related to Trinit (subsequently renamed Yongsan Holdings Co., Ltd.). The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

16.
Leases

Changes in Right-of-Use assets as of December 31, 2023, and December 31, 2022, are as follows:

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

						(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Depreciation	Change in contract	Contract termination	Loss from translating foreign operations	Ending
Buildings	104,083	276,290	(217,724)	—	(1,589)	(2,098)	158,962
Vehicles	30,764	21,787	(26,398)	—	—	(817)	25,336
Total	134,847	298,077	(244,122)	—	(1,589)	(2,915)	184,298

						(Unit: USD)
As of December 31, 2022
Classification	Beginning	Acquisition	Depreciation	Change in contract	Contract termination	Loss from translating foreign operations	Ending
Buildings	304,063	24,525	(202,977)	6,612	(6,425)	(21,715)	104,083
Vehicles	55,480	—	(21,004)	—	—	(3,712)	30,764
Total	359,543	24,525	(223,981)	6,612	(6,425)	(25,427)	134,847

Changes in lease liabilities as of December 31, 2023, and December 31, 2022, are as follows:

							(Unit: USD)
As of December 31, 2023
Classification	Beginning	Acquisition	Interest	Payments	Change in contract	Contract termination	Loss from transacting foreign operations	Ending
Liabilities	133,182	281,854	16,033	(247,419)	—	(1,510)	(2,903)	179,237

							(Unit: USD)
As of December 31, 2022
Classification	Beginning	Acquisition	Interest	Payments	Change in contract	Contract termination	Loss from transacting foreign operations	Ending
Liabilities	350,973	21,801	15,601	(231,156)	6,305	(5,555)	(24,787)	133,182

Amount recognized of profit or loss in relation to the lease is as follows:

		(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022
Right-of-Use assets
Buildings	217,724	202,977
Vehicles	26,398	21,004
Subtotal	244,122	223,981
Interest expense relating to lease liabilities	16,033	15,601
Expense relating to leases of low-value assets that are not short-term leases	23,011	16,572
Expense relating to short-term leases	276,400	117,784
Miscellaneous loss (profit)	(90)	(54)
Subtotal	315,354	149,903
Total	559,476	373,884

The total cash payments for leases for the twelve months ended December 31, 2023, and 2022, are as follows:

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

		(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022
Repayments of lease (Cash Flow)	247,419	231,156
Expense relating to leases of low-value assets that are not short-term leases	23,011	16,572
Expense relating to short-term leases	276,400	117,784
Total Cash payments for leases	546,830	365,512

17.
Insured assets

Insured assets as of December 31, 2023, are as follows:

		(Unit: USD)
Insurance	Insured assets	Insured amount	Notes
Package Insurance	Buildings, machineries, inventories etc.	15,604,119	Meritz fire
Fire insurance	Buildings, machineries, inventories etc.	2,667,686	Meritz fire
Car insurance	Cars	19,235	Hyundai insurance, etc.
Total		18,291,040

Insured assets as of December 31, 2022, are as follows:

		(Unit: USD)
Insurance	Insured assets	Insured amount	Notes
Package Insurance	Buildings, machineries, inventories etc.	16,007,100	Hyundai insurance
Fire insurance	Buildings, machineries, inventories etc.	2,736,579	Meritz fire
Car insurance	Cars	22,457	Hyundai insurance
Total		18,766,136

In addition to the above insurance, the Company subscribes to industrial accident insurance for employees, comprehensive insurance for vehicle transportation equipment, and liability insurance.

18.
Other current payables and liabilities

Other payables as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Non-trade Payables (*)	25,324,072	4,132,680
Accrued Expense	1,518,801	1,558,085
Total	26,842,873	5,690,765

(*) As of December 31, 2023, the balance of non-trade payables primarily consists of USD 17,361,197 of legal and other professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring. The Company has entered into deferred fee agreements ("DFA") with numerous transaction advisors to spread payments over two years. The current balance represents 50% of the total deferred fee payables.

Other current liabilities as of December 31, 2023, and December 31, 2022, are as follows:

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Withholdings	21,184	15,086
Value added tax withheld	207,310	208,186
Advance Received	746,417	576,299
Total	974,911	799,571

19.
Other Non-current payables and liabilities

Other non-current payables as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Long-term Accounts Payable (*)	7,838,339	32,062
(Present Value Discount)	—	(236)
Total	7,838,339	31,826

(*) As of December 31, 2023, the balance of long-term accounts payable entirely consists of professional fees incurred in preparation for and execution of the De-SPAC transaction, which are non-recurring.

Other non-current liabilities as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Long-term Leasehold Deposits Received	—	69,836
Total	—	69,836

20.
Product warranty provision

The Company provides maximum of two years of warranty for all products. The amount of product warranty provision as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Product warranty provision	30,957	36,099
Total	30,957	36,099

21.
Borrowings

Borrowings as of December 31, 2023, are as follows:

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of December 31, 2023
Short-term borrowings	SBI Savings Bank	9.37%	672,059
	KEB Hana Bank	5.59%	1,158,722
	Whale Investment	8.00%	3,476,165
	Samsung Securities Co., Ltd	6.0%	619,916
	Powergen	11.0%	749,307
	Ulmus-Solon Technology Investment Partnership 1st Joint Business Execution Cooperative	6.00%	247,966
	Yu Ha Asset	12.00%	772,481
	William Isam Company	4.00%	190,632
	BioX	5.0%	314,846
	Others	1%~36%	5,309,225
	Subtotal		13,511,319
Current portion of long-term liabilities	United asset management Ltd.	6~7.38%	1,620,136
Convertible bond	Charm Savings Bank	10.0%	1,961,792
Long-term Borrowings	KEB Hana Bank	5.90%	4,248,646
	Others	2.5~5%	615,727
	Subtotal		4,864,373
	Total		21,957,620

(*) On August 21, 2023, Charm Savings Bank and Bluming Innovation Co., Ltd (“Purchaser”) executed a convertible bond purchase agreement for the sale and transfer of a convertible bond with an aggregate principal amount of $1,931,203, equivalent to KRW 2,500,000,000 to the Purchaser. Joon Soo Jeon and Daesun, Inc. purchased CB from Bluming Innovation for amounts of $1,004,226, equivalent to KRW 1,300,000,000 and $926,977, equivalent to KRW 1,200,000,000 on February 19 and April 1, 2024, respectively. As the maturity extended, Joon Soo Jeon and Daesun, Inc. are in discussion with the Company to convert the CB into common shares of the Company.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Borrowings as of December 31, 2022, are as follows:

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of December 31, 2022
Short-term borrowings	Whale No.1 M&A Private Equity Joint Venture for Small and Medium Enterprises	8.00%	3,565,938
	Medium Enterprises Samsung Securities Co., Ltd.	6.00%	635,926
	Ulmus-Solon Technology Investment Partnership 1st Joint Business Execution Cooperative	6.00%	254,370
		6.00%	132,177
	Han Partners	6.00%	82,611
		6.00%	66,089
		6.00%	8,262
	Kookmin Bank	8.15%	285,275
		8.15%	633,945
	Sung Soo Lee	7.90%	2,377,292
	SBI savings bank	7.38%	729,036
	William Isam Company	4.00%	189,407
	Others	5.00%	2,903,178
	Subtotal		11,863,506
Current portion of long-term liabilities	United asset management Ltd.	6~7.38%	2,001,142
Long-term Borrowings	MG Saemaul Credit Union (Sannam)	9.00%	3,565,938
	MG Saemaul Credit Union (Sannam)	8.70%	792,431
	Others	2.50%	45,397
	Others	5.00%	337,592
	Subtotal		4,741,358
	Total		18,606,006

22.
Pension and other employee obligations

Defined benefit liabilities as of December 31, 2023, and December 31, 2022, are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Present value of defined benefit obligations	1,942,451	1,459,979
Fair value of plan assets	(116,768)	(118,121)
Net defined benefit obligations	1,825,683	1,341,858

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The details of changes in the defined benefit obligation are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Beginning	1,459,979	1,174,807
Current service cost	394,636	286,420
Re-measurement element
- Actuarial gain due to changes in financial assumptions	279,938	360,625
Payment made	(157,519)	(293,684)
Foreign currency translation differences for foreign operations	(34,583)	(68,189)
Ending	1,942,451	1,459,979

The details of changes in the planned assets are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Beginning	118,121	123,845
Re-measurement Element
- Gain from plan assets	6,455	3,287
- Actuarial gain due to changes in financial assumptions	(4,894)	(1,919)
Foreign currency translation differences for foreign operations	(2,914)	(7,092)
Ending	116,768	118,121

The details of the composition of planned assets are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Deposit	116,768	118,121

The details of major actuarial assumptions are as follows:

		(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022
Expected salary increase rate	4,50%	4,50%
Discount rate	4.32%	5.18%

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

23.
Share capital

Share capital as of December 31, 2023, is as follows:

As of December 31, 2023
	Number of ordinary	Share capital
Classification	shares	$
Inception, February 24, 2023 – par value $ 0.0001	1	0
Cancellation of treasury shares	(1)	(0)
Shares issued in merger with JGGC	11,870,336	1,187
Shares issued in exchange for Captivision Korea	17,109,492	1,711
December 31, 2023 – par value $0.0001	28,979,828	2,898

24.
Other capital items and accumulated other comprehensive income.

Details of other capital items and accumulated other comprehensive income as of December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Changes in equity from equity method	(353,543)	(353,543)	6,796
Stock options	4,830,518	2,297,697	1,609,809
Treasury stock (*)	(568,467)	—	—
Gains on sale of treasury stock	(410,453)	(410,453)	836,922
Consideration for conversion rights	98,951	—	—
Other capital surplus	(51,043)	(51,043)	(57,795)
Total	3,545,963	1,482,658	2,395,732

(*) The treasury stock pertains to shares repurchased by the Company from Captivision Korea shareholders who opted for redemption in connection with the De-SPAC transaction.

The composition of accumulated other comprehensive income as of December 31, 2023, and 2022 are as follows:

				(Unit: USD)
As of December 31, 2023
Classification	Beginning	Increase (decrease)	Re-classification into profit and loss (Retained earnings)	Ending
Gain from FVOCI	—	2,688		2,688
Exchange difference on translating foreign operations	1,933,924	(1,184,069)		749,855
Total	1,933,924	(1,181,381)	—	752,543

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

				(Unit: USD)
As of December 31, 2022
Classification	Beginning	Increase (decrease)	Re-classification into profit and loss (Retained earnings)	Ending
Exchange difference on translating foreign operations	1,304,641	629,283	—	1,933,924
Total	1,304,641	629,283	—	1,933,924

				(Unit: USD)
As of December 31, 2021
Classification	Beginning	Increase (decrease)	Re-classification into profit and loss (retained earnings)	Ending
Gain or loss from FVOCI	(2,268,168)	(115,808)	2,383,976	—
Exchange difference on translating foreign operations	(22,641)	1,327,282	—	1,304,641
Total	(2,290,809)	1,211,474	2,383,976	1,304,641

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

25.
Selling and administrative expenses

Details of selling and administrative expenses for the years ended December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Salaries	2,348,048	2,124,171	2,712,236
Sundry allowances	110,106	91,199	79,529
Miscellaneous salaries	—	9,288	11,894
Severance benefit	198,097	158,813	228,936
Employee benefits	276,654	252,445	241,410
Travel expenses	314,736	268,660	209,412
Entertainment expenses	75,260	37,393	34,537
Communication expenses	22,156	14,593	17,502
Utilities	7,285	18,398	9,626
Electricity	64,427	52,249	46,764
Taxes and dues	120,438	121,199	274,993
Depreciation	303,608	411,596	479,139
Rent	363,459	195,134	71,008
Repairing cost	10,939	106,354	6,755
Insurance	212,261	27,816	33,332
Vehicle maintenance	11,313	4,574	10,797
Research and development expenses	750,309	300,486	927,206
Transportation	183,664	308,279	156,697
Training	828	12	2,240
Publication expenses	17,772	17,819	10,934
Packing charge	—	—	8,568
Office supplies	26,475	26,043	12,496
Consumable supplies	37,747	39,790	25,353
Commission	1,093,270	484,107	514,879
Professional fee	1,907,205	1,358,068	3,191,779
Advertisement expense	349,661	225,067	70,549
Export expense	—	—	7,149
Bad debt expenses	2,427,642	46,005	15,586,247
Product warranty expense	29,637	5,503	33,573
Miscellaneous expense	7,788	19,116	20,370
Amortization	1,750,177	1,412,799	1,046,403
Employee share compensation Cost	2,532,821	687,888	277,638
Safety	—	2,755	3,844
Total	15,553,783	8,827,619	26,363,795

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

26.
Finance income and finance costs

Details of finance income for the years ended December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Interest Income	13,643	39,966	202,432
Gain from foreign currency transactions	41,881	38,952	33,517
Gain from disposal of non-current financial assets	—	—	75,821
Gain from foreign currency translation(*)	78,600	74,596	110,252
Gain from discharge of indebtedness (**)	—	4,079,520	3,694,237
Total	134,124	4,233,034	4,116,259

(*) Gain from foreign currency translation represents the increase in the value of foreign-denominated assets or liabilities when translated into the reporting currency due to change in exchange rates.

(**) Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2021 and 2022.

Details of finance costs for the years ended December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Interest expense	2,466,238	919,446	1,876,001
Loss from foreign currency transactions	24,667	68,204	41,865
Loss from foreign currency translation (*)	127,190	133,181	78,570
Loss from valuation of CB	103,342	—	—
Change in fair value of derivative warrant liabilities	504,587	—	—
Total	3,226,024	1,120,831	1,996,436

(*) Loss from foreign currency translation represents the decrease in the value of foreign-denominated assets or liabilities when translated into the reporting currency due to change in exchange rates.

27.
Other income and other expenses

Details of other income for the years ended December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Gain from equity method	—	—	(171,147)
Income from disposal of tangible assets	4,682	—	7,202
Reversal of allowance for bad debts	136,111	—	753,200
Miscellaneous income (*)	57,158	5,197,964	—
Dividend income	827	1,839	—
Total	198,778	5,199,803	589,255

(*) The amount for the year ended 2022 includes USD 5,144,961 of recognition of gain from goods returned from previous year’s sales.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Details of other expenses for the years ended December 31, 2023, 2022 and 2021, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
Impairment loss from tangible Assets	19,004	—	—
Impairment loss from Intangible Assets	4,070,331	3,902,589	564,563
Loss from disposal of tangible assets	—	3,246,343	1,518,115
Loss from disposal of intangible assets	1,912	—	—
Loss from disposal of investment in subsidiaries	—	—	13,318,419
Impairment loss from equity method investment	2,683,019	—	—
Loss from equity method investment	—	535,268	—
Loss from inventory impairment	214,378	5,645,992	8,415,311
Miscellaneous loss	440,332	1,364,824	5,267,980
Nasdaq Listing Expense	26,884,034	—	—
Reverse Acquisition Expense	18,736,326	—	—
Other allowance for other receivables and prepayments	4,865,907	436,674	10,127,381
Donation	37,508	37,926	—
Total	57,952,751	15,169,616	39,211,769

28.
Corporate income tax expenses (benefit)

Details of corporate income tax expense (benefit) for the year ended December 31, 2023, and 2022, are as follows:

		(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022
Corporate tax paid(refund)	(678)	—
Changes in deferred tax due to temporary differences	—	(1,031,269)
Corporate tax expense directly reflected in capital	—	171,218
Others (*)	2,861,757	(651,645)
Income tax expense (benefit)	2,861,079	(1,511,696)

(*) The Company has elected not to recognize deferred tax assets due to the determination that it was improbable that taxable profit could be generated to offset the deductible temporary differences. Consequently, the amounts of deferred tax assets previously recognized have been recognized as corporate tax expense in the year 2023.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The details of the increase or decrease in temporary differences deducted or added from future corporate income tax for the year ended December 31, 2023 and 2022, are as follows:

				(Unit: USD)
	For the year ended 2023
	Temporary differences to be deducted (additional) for the current year			Deferred tax
Classification	Beginning	Inc (Dec)	Ending	assets (liabilities)
Loss on foreign currency translation	136,353	(136,353)	—	—
Gain from foreign currency translation	(65,353)	65,353	—	—
Provision for retirement benefits	1,315,937	374,037	1,689,974	353,205
Retirement pension assets	(118,121)	1,353	(116,768)	(24,405)
Accumulated depreciation_1	1,195,828	(30,105)	1,165,723	243,636
Accumulated depreciation (revaluation)	—	—	—	—
Machineries (revaluation)	—	—	—	—
Land (revaluation)	—	—	—	—
Accumulated depreciation_2	503,178	(12,668)	490,510	102,517
Investment in subsidiaries and associates	43,979,927	2,361,469	46,341,396	9,685,352
Available-for-sale	(192,349)	4,842	(187,507)	(39,189)
Revaluation of non-current financial asset	30,139	(759)	29,380	6,140
Capital change from equity method	575,352	(14,485)	560,867	117,221
Raw material allowance	196,385	12,449	208,834	43,646
Provision for warranties	36,099	(5,142)	30,957	6,470
Trade receivables	3,397,671	(3,397,671)	—	—
Short-term borrowings	6,407,370	(6,407,370)	—	—
Other receivables	420,117	(420,117)	—	—
Accrued income	335,158	(578,899)	(243,741)	(50,942)
Advanced payment	149,420	(149,420)	—	—
Loss on equity method investment impairment	2,187,346	1,879,361	4,066,707	849,942
Lease liabilities	122,962	38,624	161,586	33,771
Rent deposits	7,483	1,754	9,237	1,931
Right of use assets	(124,051)	(41,120)	(165,171)	(34,521)
Bad debt	—	7,204,865	7,204,865	1,505,817
Net operating loss	20,173,446	(7,204,865)	12,968,581	2,710,433
Gain from equity method	—	(3,315,592)	(3,315,592)	(692,959)
Convertible bond	—	30,589	30,589	6,393
Total	80,670,297	(9,739,870)	70,930,427	14,824,458
Valuation allowance				(14,824,458)
Deferred tax asset, net				—

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

				(Unit: USD)
	For the year ended 2022
	Temporary differences to be deducted (additional) for the current year			Deferred tax
Classification	Beginning	Inc (Dec)	Ending	assets (liabilities)
Loss on foreign currency translation	75,676	60,677	136,353	28,498
Gain from foreign currency translation	(423,358)	358,005	(65,353)	(13,659)
Provision for retirement benefits	950,940	364,997	1,315,937	275,031
Retirement pension assets	(123,845)	5,724	(118,121)	(24,687)
Accumulated depreciation	1,269,315	(73,487)	1,195,828	249,928
Accumulated depreciation (revaluation)	(734,647)	734,647	—	—
Machineries (revaluation)	255,884	(255,884)	—	—
Land (revaluation)	(1,495,641)	1,495,641	—	—
Accumulated depreciation	534,099	(30,921)	503,178	105,164
Investment in subsidiaries and associates	32,840,759	11,139,168	43,979,927	9,191,805
Available-for-sale	(204,170)	11,821	(192,349)	(40,201)
Revaluation of non-current financial asset	31,991	(1,852)	30,139	6,299
Capital change from equity method	(358,416)	933,768	575,352	120,249
Raw material allowance	—	196,385	196,385	41,044
Provision for warranties	—	36,099	36,099	7,545
Trade receivables	—	3,397,671	3,397,671	710,113
Short-term borrowings	—	6,407,370	6,407,370	1,339,140
Other receivables	—	420,117	420,117	87,805
Accrued income	(1,622,198)	1,957,356	335,158	70,048
Advanced payment	171,310	(21,890)	149,420	31,229
Loss on equity method investment impairment	—	2,187,346	2,187,346	457,155
Lease liabilities	—	122,962	122,962	25,699
Rent deposits	—	7,483	7,483	1,564
Right of use assets	—	(124,051)	(124,051)	(25,927)
Bad debt	20,173,446	(20,173,446)	—	—
Net operating loss	—	20,173,446	20,173,446	4,216,250
Total	51,341,145	29,329,152	80,670,297	16,860,092
Valuation allowance	—			(13,898,245)
Deferred tax asset, net	—			2,961,847

Statutory tax rate in Republic of Korea is 20.9% for fiscal year 2023 and 2022.

The future feasibility of deferred tax assets is evaluated by considering various factors such as the Company's ability to generate taxable income during the period when temporary differences are realized, the overall economic environment, and the outlook for the industry. The Company is reviewing these matters periodically. Management reserved a valuation allowance of approximately 80% of the total deferred tax assets calculated as of December 31, 2022. This allowance was increased to 100% as of December 31, 2023, due to the management’s assessment that generating taxable profit to offset deductible temporary difference was doubtful. Consequently, the amounts of deferred tax assets previously recognized have been recognized as corporate tax expense in the year 2023.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

29.
Related party transactions and balances

Details of related party transactions for the years ended December 31, 2023, and 2022 are as follows:

				(Unit: USD)
For the year ended 2023
		Sales		Purchase
Classification	Name	Sales	Other income	Raw material purchase	Other expense
	G-SMATT JAPAN	9,142	—	—	—
	BioX	421,009	1,863	—	366,026
Related parties	Kim, Houng-Ki	—	—	—	27,997
	Lee, Ho-Joon	—	—	—	35,308
Total		430,151	1,863	—	429,331

				(Unit: USD)
For the year ended 2022
		Sales		Purchase
Classification	Name	Sales	Other income	Raw material purchase	Other expense
Related parties	G-SMATT JAPAN	9,267	—	—	—
	BioX	464,400	1,473	—	264,874
Total		473,667	1,473	—	264,874

The details of receivable and payable to related parties are as of December 31, 2023, and 2022, are as follows:

					(Unit: USD)
As of December 31, 2023
	Receivable			Payable
Name	Accounts receivable	Loans	Others	Accounts payable	Borrowing	Others
BioX(*)(**)	236,853	—	16,158	—	1,249,928	212,298
Kim, Houng-Ki	—	—	—	—	68,129	28,253
Korea Networks	—	—	—	—	1,121,029	—
Ertughrul, Orhan	—	—	—	—	244,914	20,566
Lee, Ho-Joon	—	—	—	—	332,736	69,488
Total	236,853	—	16,158	—	3,016,736	330,605

(*) The Company has recognized an allowance for doubtful accounts of USD 230,498 for the outstanding balance of accounts receivable USD 467,351.

(**) On February 9, 2023, the Company entered into an agreement with BioX to transfer its ownership of the assets related to Trinit (subsequently renamed Yongsan Holdings Co., Ltd.). The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

					(Unit: USD)
As of December 31, 2022
	Receivable			Payable
Name	Accounts receivable	Loans	Others	Accounts payable	Borrowing	Others
G-SMATT JAPAN	453,686	—	—	—	—	—
BioX	—	237,729	65	—	940,091	155,421
Korea Networks	—	—	—	—	1,070,045	—
Ertughrul, Orhan	—	—	—	—	47,551	10,462
Lee, Ho-Joon	—	—	—	—	290,163	53,180
Total	453,686	237,729	65	—	2,347,850	219,063

Compensation for key management for the years ended December 31, 2023, and 2022, are as follows:

		(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022
Salaries	1,120,768	970,234
Retirement benefit	231,146	185,970
Total	1,351,914	1,156,204

Key management include directors (including non-executive directors) and auditors who have significant authority and responsibility for the planning, operation, and control of our activities.

30.
Commitment and Contingency

Litigation

In the ordinary course of business, the Company may become involved in claims and legal actions. While the final resolution of these proceedings may have an impact on the consolidated financial statements for a particular period, the Company does not believe these matters are material to its financial position or results of operations.

SANGSANGIN Savings Bank

On November 2, 2023, a lawsuit was filed in the Suwon, Korea Division court against Captivision Korea by SANGSANGIN SAVINGS Bank and SANGSANGIN PLUS SAVINGS BANK Co., Ltd (collectively referred to as “SANGSANGIN Bank”). The suit alleges that Captivision Korea must return a full deposit of $1,544,962, equivalent to KRW 2,000,000,000, as stipulated by a factory and equipment lease contract between Captivision Korea (as the Lessor) and G-SMATT Global Co., Ltd. (as the Lessee), along with a lease deposit transfer agreement between G-SMATT Global Co., Ltd. (as the Transferor) and SANGSANGIN Bank (as the Transferee). The Company contends that it is only obliged to return $231,744, equivalent to KRW 300,000,000 of the lease deposit, after offsetting receivables from G-SMATT Global Co., Ltd.

Due to the preliminary stage of the lawsuit and the inherent uncertainties of litigation, the Company cannot currently estimate a reasonably possible loss or the potential range of losses resulting from this case. As of December 31, 2023, the Company has only recorded a loss contingency of $231,744, equivalent to KRW 300,000,000 as a payable deposit to SANGSANGIN Bank.

Trinit

On January 24, 2019, the Company sold its investment in shares of G-SMATT Global to Trinit Co. Ltd. (Trinit). Trinit subsequently changed its name to YongSan Holding Co., Ltd. Pursuant to the terms of the sales agreement, Trinit withheld approximately USD 4,205,000 from the total sales proceeds as a security deposit for contingent claims that

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

may occur during post-acquisition for the period of five years from the date of the acquisition. On March 15, 2019, an amended agreement was executed, which extended the period of claiming for damages, if any, to December 31, 2019.

The Company filed suits against Trinit and certain individuals related to Trinit on June 23, 2021, in Republic of Korean Seoul Central District Court. The principal charge being made is that Trinit and its related people breached certain obligations which they had to the Company in connection with refund of the deposit. On June 2, 2022, the court awarded the Company USD 161,141, a portion of the deposit, 5% interest calculated up to July 2, 2021, and an additional 12% interest from the day of the judgement until the day its fully paid. Trinit and the Company appealed the case to the Appellate Court.

On February 9, 2023, Captivision Korea (former GLAAM) entered into an agreement with BioX to transfer its ownership of the assets related to Trinit Co., Ltd. As part of the agreement, BioX made an initial payment of USD 0.2 million and agreed to pay the balance of USD 4.1 million by December 29, 2023. BioX entered into a new agreement with Captivision Korea on October 31, 2023 to amended the payment terms. The new agreement nullified the previous agreement, and payment terms were amended so that USD 0.77 million, USD 0.77 million, and USD 2.55 million are to be paid by June 28, September 30, and December 31, 2024, respectively. BioX’s pursuit of collection of the amounts from Trinit is currently on-going. The Company has recognized a full allowance for doubtful accounts on the entire outstanding balance of USD 4,091,557 receivable from BioX as it is doubtful that BioX will collect the deposit from Yongsan Holdings Co., Ltd.

Contingent liabilities and agreements as of December 31, 2023, and 2022, are as follows:

				(Unit: USD)
		For year ended 2023
Lender	Type	Credit limit	Use	Residual
United asset management Ltd	Facility Loan	1,620,136	1,620,136	—
KEB Hana Bank	Working capital Loan	1,158,722	1,158,722	—
	Facility Loan	4,248,646	4,248,646	—
SBI Savings Bank	Operating loan	672,059	672,059	—
Barclays	Bounce Back Loan	61,251	61,251	—
Total		7,760,814	7,760,814	—

				(Unit: USD)
		For year ended 2022
Lender	Type	Credit limit	Use	Residual
United asset management Ltd	Facility Loan	2,001,142	2,001,142	—
Kookmin Bank	Small Business Loan	285,275	285,275	—
	Small Business Loan	633,945	633,945	—
SBI Savings Bank	Operating loan	729,036	729,036	—
MG Saemaeul Credit Union (Sannam)	Corporate General Fund Loan	3,565,938	3,565,938	—
MG Saemaeul Credit Union (Dongmun)	Corporate General Fund Loan	792,431	792,431	—
Barclays	Bounce Back Loan	45,397	45,397	—
Total		8,053,164	8,053,164	—

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

31.
Cash flows

Cash flows from operating activities for the year ended December 31, 2023, and 2022, are as follows:

			(Unit: USD)
Classification	For the year ended 2023	For the year ended 2022	For the year ended 2021
a. Net loss	(76,985,584)	(7,892,168)	(60,387,182)
b. Adjustment	44,407,435	12,140,195	47,194,223
Corporate tax benefit	2,861,079	(1,511,696)	(3,599,507)
Depreciation	756,117	1,357,987	1,786,378
Amortization	1,847,358	1,457,310	1,792,358
Bad debt	2,427,642	46,005	15,395,091
Other bad debt	4,865,907	436,674	10,026,952
Stock compensation costs	2,532,821	687,888	277,638
Defined benefit expense	393,583	286,421	283,482
Interest expense	2,466,266	45,858	1,777,845
Loss on disposal of inventory	214,378	5,877,549	8,415,311
Loss on foreign currency translation	127,190	133,181	78,602
Loss on valuation of equity method	—	535,268	1,518,115
Product warranty expense	29,637	5,503	33,573
Loss on raw material fair value evaluation	—	—	223,457
Loss on intangible assets impairments	4,070,331	3,902,589	564,563
Miscellaneous loss	—	(125,478)	7,652
R&D expenses	—	—	329,831
Loss on disposal of investment shares in subsidiaries	—	—	13,318,419
Loss from disposal of Intangible Assets	1,912	—	—
Loss on equity method investment Impairment	2,683,019	—	—
Loss from valuation of CB	103,342	—	—
Loss on tangible assets impairments	19,004	—	—
Change in fair value of derivative warrant liabilities	504,587	—	—
Reverse Acquisition Expense	18,736,326	—	—
Interest income	(13,671)	(54,931)	(292,769)
Gain from discharge of indebtedness	—	(4,079,520)	(3,694,237)
Gain from equity method	—	—	(171,147)
Gain from foreign currency translation	(78,600)	(74,596)	(794,360)
Gain from disposition of tangible assets	(4,682)	3,246,343	(7,203)
Gain from disposal of available-for-sale securities	—	—	(75,821)
Reversal of allowance for doubtful accounts	(136,111)	(32,160)	—
c. Changes in working capital	23,654,519	(9,624,762)	7,084,315
Decrease (increase) in trade receivables	(5,874,476)	4,048,195	3,452,691
Decrease (increase) in other receivables	238,287	(150,198)	(126,488)
Decrease (increase) in accrued income	(1,540)	161,931	454,728
Decrease (increase) in advance payments	251,324	1,503,205	(871,377)
Decrease (increase) in prepaid expenses	(373,039)	60,106	2,866
Decrease (increase) in inventory	602,700	(3,319,449)	(1,230,342)
Decrease (increase) in non-current accounts receivable	—	639,402	372,898
Increase (decrease) in trade payables	(1,206,844)	(1,664,819)	(446,568)
Increase (decrease) in Non-trade Payables	22,381,641	(4,238,255)	5,342,932
Increase (decrease) in Withholdings	6,420	(180,093)	100,901
Increase (decrease) in value added tax withheld	4,325	203,344	(33,197)
Increase (decrease) in advance income	182,951	(4,653,820)	50,436
Increase (decrease) in Accrued Expenses	(51,069)	(2,110,114)	394,142
Increase (decrease) in government subsidy	—	—	(5,309)
Increase (decrease) in value added tax receivable	—	476,197	815
Increase (decrease) in Non-current Non-trade Payables	7,690,592	(106,709)	(57,035)
Payment of severance	(162,922)	(293,685)	(316,557)
Changes in retirement planned assets	—	—	(1,221)
Change in Product warranty provision	(33,831)	—	—
Cash flows generated from operating activities	(8,923,630)	(5,376,735)	(6,108,644)

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Significant transactions without cash inflows and outflows for the year ended December 31, 2023, and 2022 are as follows:

			(Unit: USD)
	For the year	For the year	For the year
Classification	ended 2023	ended 2022	ended 2021
Debt conversion	5,747,682	3,017,247	8,411,278
Conversion of convertible bonds	—	6,012,570	17,407,314
Conversion of shares in connection with the SPAC merger	20,228,171	—	—
Total	25,975,853	9,029,817	25,818,592

32.
Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to common stock by the number of common stocks in weighted average distribution, and the calculation details are as follows:

Basic EPS	Earnings (Loss)	Weighted average number of shares	Per share amount
2023	(74,726,799)	18,451,377	(4.05)
2022	(5,892,144)	14,273,192	(0.41)
2021	(60,114,590)	5,928,439	(10.14)

Prior to the reverse recapitalization, the EPS of the combined company is presented on the basis of Captivision Korea shares outstanding, adjusted using the share exchange ratio of 0.8008.

Diluted EPS is equal to basic EPS in 2021, 2022 and 2023 as the potentially diluted instruments were not in the money and therefore not dilutive.

33.
Reverse Acquisition

On March 2, 2023, Jaguar Global Growth Corporation I (“JGGC”), Captivision Korea and the shareholders of Captivision Korea entered into a Business Combination Agreement whereby: (i) on November 15, 2023, JGGC merged with and into Captivision (“the Company” / “CAPT”), with the Company surviving the merger, and the security holders of JGGC became security holders of the Company, and (ii) on November 15, 2023, the Company acquired all of the issued and outstanding share capital of Captivision Korea from the shareholders of Captivision Korea in exchange for ordinary shares of the Company, such that Captivision Korea is a direct wholly owned and legal subsidiary of the Company.

In consideration for the merger between the Company and JGGC, each JGGC shareholder received one ordinary share and one warrant of the Company for each ordinary share and warrant they held in JGGC, respectively. Each ordinary share of Captivision Korea was acquired by the Company in exchange for 0.8008 ordinary shares of CAPT.

The merger of the Company and JGGC does not meet the definition of an IFRS 3 business combination. At the date of the merger, JGGC did not meet the definition of a business under IFRS 3 and as such the merger constitutes a reverse acquisition as opposed to a business combination.

After market close on November 15, 2023, JGGC’ ordinary shares, units and warrants ceased trading on The Nasdaq Stock Market LLC, and beginning on November 16, 2023, the Company’s ordinary shares and warrants began trading on Nasdaq under the symbols "CAPT" and “CAPTW”, respectively. Please see note 17 for further detail on the valuation of the warrants.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The acquisition of the share capital of Captivision Korea by the Company whereby Captivision Korea becomes a wholly owned and legal subsidiary of the Company, constitutes a reverse acquisition as the previous shareholders of Captivision Korea own a substantial majority of the Ordinary Shares of the Company. As the Company previously had no investment activities and was engaged in acquiring Captivision Korea and raising equity financing to provide the required funding for the operations of the acquisition and re-listing on the NASDAQ exchange, it did not meet the definition of a business as prescribed in IFRS 3. Accordingly, this reverse acquisition does not constitute a business combination and is accounted for in accordance with IFRS 2 Share-based Payments and associated IFRIC guidance.

Although, the reverse acquisition is not a business combination, the Company is a legal parent (accounting acquiree) and is required to apply IFRS 10 and prepare consolidated financial statements. The Company accounted for the transaction by applying reverse acquisition methodology, but rather than recognizing goodwill, the difference between the equity value given up by the Captivision Korea shareholders and the share of the fair value of net assets gained by the Captivision Korea shareholders is charged to the statement of profit or loss as a share based payment charge (the deemed acquisition cost), and represents in substance, the cost of acquiring a NASDAQ quoted listing. In accordance with reverse acquisition accounting principles, these consolidated financial statements represent a continuation of the financial statements of Captivision Korea and include:

a)
The assets and liabilities of Captivision Korea at their pre-acquisition carrying amounts and the results for both years; and
b)
The assets and liabilities of the Company as of November 15, 2023, and its results from November 15, 2023, to December 31, 2023. Included in consolidated profit/ (loss) for was a loss of $45,494,252 generated by the Company for the period November 15, 2023, to December 31, 2023.

On November 15, 2023, the Company issued 17,109,472 ordinary shares to acquire 21,365,404 shares of Captivision Korea. However, as Captivision Korea is determined to be the accounting acquirer, the fair value of the shares deemed to have been issued by Captivision Korea to acquire the Company is determined as $20,228,171.

(Unit: USD)
Fair value of net assets of Captivision comprising:	USD
Cash and cash equivalents	3,005,606
Warrants Liabilities	(1,513,761)
Fair value of net assets	1,491,845
Less : Fair value of consideration comprising
11,870,336 Captivision Inc. Conversion of shares in connection with the SPAC merger (*)	20,228,171
Reverse Acquisition Expense recognized in Consolidated Statement of Profit and Loss	18,736,326

(*) Captivision Inc. Conversion of shares in connection with the SPAC merger are as follows:

Shareholders	Shares(A)	Price per shares(B)	Total Value(C=AxB)
Former JGGC Shareholders (*)	11,708,336	1.70	19,904,171
Cohen and Outside the Box (**)	162,000	2.00	324,000
Total	11,870,336		20,228,171

(*) Price per share was applied as the closing price of Captivision Share price on November 15, 2023.

(**) Price per share was applied as Volume Weighted Average Price (“VWAP”) ($2.00) according to F-1/A.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The exceptional costs within the Consolidated Statement of Profit and Loss for the year ended December 31, 2023, comprised:

(Unit: USD)
2023
Reverse acquisition expense	18,736,326
Nasdaq listing expenses	26,884,034
Total	45,620,360

34.
Warrant Liability

Warrants are classified as financial liabilities at fair value through profit and loss. The warrants were valued at the acquisition date November 15, 2023.

The key terms of the warrants are:

Warrant exercise.

Warrants are exercisable:

−
In the period from 30 days after the De-SPAC transaction;
−
to 15 November 2028 (“Expiry Date”), being the date five years after the De-SPAC transaction (“the Exercise Period”); and
−
in exchange for one ordinary CAPT Share (NASDAQ: CAPT) (“Share”) for a price of $11.50 (“Exercise Price”).

Public warrant redemption

The following terms apply to Public Warrants only:

−
CAPT may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
−
CAPT may redeem the Public Warrants in whole and not in part during the Exercise Period for $0.01 per Warrant if the Shares trade above $18.00 for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Private warrant redemption

The following terms apply to Private Warrants only:

−
CAPT may redeem the Private Warrants in whole and not in part during the Exercise Period for $0.10 per Warrant if the Shares trade at or above $10.00 but less than $18.00 per share for a 20 out of 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.
−
CAPT may not redeem the Private Warrants in whole and not in part if the Shares trade above $18.00; and
−
Private Warrant holders may not transfer their warrants to any party not defined as a permitted transferee.

Exercise after redemption notice

The Company is required to provide investors with 30 days’ notice of intention to redeem the Warrants (the “Redemption Notice Period”).

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

During the Redemption Notice Period, warrant holders may elect to exercise their Warrants on a cash basis (i.e., by paying the Exercise Price of $11.50 for a Share).

If redemption is triggered by the Shares trading between $10.00 and $18.00 per share, warrant holders may elect for a “Make Whole Exercise” in exchange for a pre-determined number of Shares on a cashless basis. The number of Make Whole shares is determined based on:

(1) the 10-day volume-weighted average price of the Shares in the 10 trading days following the notice of redemption, and

(2) the number of months elapsed since the De-SPAC transaction.

IFRS 13 Fair Value prescribes a fair value hierarchy made up of 3 levels of inputs based on the reliability of the underlying data used in establishing the fair value. Public Warrant liabilities, measured at fair value through profit and loss, qualify as Level 1 instruments, as they have observable inputs from public markets. However, due to a lack of trading activity, the estimated fair value of Public Warrants is classified as Level 2 instruments, where they remained through the end of the period on December 31, 2023. Private Warrant liabilities and Founder Warrants liabilities are classified as Level 2 instruments due to a make-whole provision that aligns their terms with those of the Public Warrants. Consequently, the Company has used the closing price of the public warrants to determine the fair value of the Private Warrants and Founder Warrants. These Private Warrants and Founder Warrants also classified as Level 2 liabilities as of December 31, 2023.

				(Unit: USD, Share)
	Number of	Number of	Number of	Fair value of
	Public	Private	Founder	warrant
	warrants	warrants	warrants	liability
At date of acquisition (15 November 2023)	11,499,990	11,950,000	1,779,368	1,513,762
Change in fair value	—	—	—	504,587
Balance at 31 December 2023	11,499,990	11,950,000	1,779,368	2,018,349

35.
Share based compensation

The Company has incentive awards for employees, Earnout RSRs and converted options. The below table summarizes share-based compensation expense for the years ended December 31, 2023, 2022 and 2021.

			(Unit: USD)
	2023	2022	2021
RSRs compensation expense in administrative expense	3,507	—	—
Converted option compensation in administrative expense	2,529,314	687,888	277,638
Total	2,532,821	687,888	277,638

RSRs

On November 15, 2023, the Company granted the RSRs, which vest upon the satisfaction of a market condition. Compensation expense for RSRs is determined based upon the market price of the shares underlying the awards on the date of grant and expensed immediately on the grant date as there is no vesting period.

The key terms of the RSRs are:

−
Earnout period is from November 15, 2023, to November 15, 2026; and
−
upon the occurrence of triggering event I, II, III during the earnout period, RSRs shall automatically vest; and
−
“Triggering Event I” occurs when if the Shares trade at or above $12.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

−
“Triggering Event II” occurs when if the Shares trade at or above $14.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and
−
“Triggering Event III” occurs when if the Shares trade at or above $16.00 per share for a 20 out of 30 trading day period occurring during the Earnout period; and
−
If any triggering event has not occurred, none of the RSRs shall vest, and all rights (contingent or otherwise) underlying each RSR shall be forfeited and cancelled for no consideration.

The RSRs are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

2023
Expected volatility	40%
Risk-Free interest rate	4.681%
Expected dividend yield	0%
Expected life (years)	3

Expected volatility — Since the Company had a limited trading history of its ordinary shares, there was insufficient historical volatility available for determining the expected term of the share options. To address this, a more conservative approach was adopted, wherein 40% of the average historical share volatilities (36.7%) of several unrelated public companies within the Company’s industry were applied. These companies were deemed comparable to the Company’s business, covering a period equivalent to the expected term of the Restricted Stock Rights (RSRs).

Risk-free interest rate — The company determined the risk-free interest rate by utilizing the US 3-year Treasury bill rate as of November 15, 2023 (“Closing date”).

Expected dividend yield - The Company did not anticipate paying any dividends in the foreseeable future. Consequently, a 0% expected dividend yield was utilized.

Expected term — The expected term of RSRs granted is based on historical experience and represents the period that granted are expected to be outstanding. As there was not sufficient historical share exercise data available to calculate the expected term of the RSRs, a vesting period of 3 years for RSRs was applied.

Converted options.

Details of stock options granted by the Company to the executive management and employees, including the President, Vice President, CEO, and CFO, for the year ended December 31, 2023, are as follows:

(Unit: USD, Share)
Classification	Description
Grant date	March 30, 2022
Total number of Captivision Korea Options(A) (*)	1,000,000
Terminated(B)	57,983
Outstanding of Captivision Korea Options(C=A-B) (**)	942,017
Exchange ratio(D)	0.8008
Captivision Korea Converted Options (E=C x D)	754,351
Granting method	Stock issue
Exercise price	4.84
Available period for exercise	March 30, 2024~March 29, 2027

(*) On March 30, 2022, Captivision Korea issued 1,000,000 shares of stock options with an exercise price of KRW 5,000 (USD 4.84). A total of 1,000,000 Captivision Korea options were granted by 2022, but 57,983 Captivision Korea options were terminated as of November 15, 2023.

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(**) On November 15, 2023, 942,017 outstanding Captivision Korea options were converted into 754,351 shares of Captivision Korea Converted Options, reflecting the exchange ratio. There were no options exercised as of December 2023.

The Company calculates the exercise price in compliance with the Commercial Act and the Capital Markets and Financial Investment Business Act in Korea.

Equity-settled stock-based compensation is recognized at a fair value of equity instruments granted, and employee benefits expense is recognized over the vesting period. At the end of the period, the Company revises its estimates of the number of options that are expected to vest on the non-market vesting and service conditions.

36.
Subsequent events
(1)
Change in legal subsidiary’s name

At the shareholders' meeting held on March 29, 2024, the company name of GLAAM Co., Ltd., was officially changed to Captivision Korea, Inc.

(2)
Debt-to-Equity conversion agreement is under the discussion with creditors (Not Executed)

The Company is currently in the discussion to agree with following creditors to convert outstanding debt amount to the Company’s shares.

			(Unit : USD)
Classification	Borrowing from	Amount	Note
Convertible bond	Jeon, Joon-Soo	1,004,226	Acquired Convertible bonds of Bluming Innovation
Convertible bond	Daesun	926,977	Acquired Convertible bonds of Bluming Innovation
Short-term loan	Whale Investment Co., Ltd.	3,476,165
Short-term loan	Kim, Kyung-Sook	926,977
Other payables	Deco&Home Inc.	348,389	De-SPAC expense
Other payables	Kim, Jae-Young	154,496	Raw material expense
Other payables	Mirae Asset Securities Co., Ltd.	98,717
Other payables	Sol Sea&Air Co., Ltd.	80,640
Trade payable	Jin Technology	236,344
Trade payable	INP Chemical Co., Ltd.	279,260
Trade payable	Meanwell Doosung Co., Ltd.	77,248
Trade payable	Cressem Co., Ltd.	64,715
Total		7,674,154

(3)
Change in management

On March 25, 2024, the Company announced the appointment of Gary R. Garrabrant as Chairman and Chief Executive Officer of the Company and the transition of Ho Joon Lee from Chief Executive Officer to Chief Technology Officer of the Company.

Based in the U.S., Mr. Garrabrant will lead the firm’s strategic direction, including potential expansion in new geographies and promising sectors, chief among them sports and entertainment. Based in Seoul, company founder and former CEO Ho Joon Lee will lead Captivision’s innovation team globally as Chief Technology Officer and will continue to serve on the company’s Board of Directors.

(4)
Convertible promissory notes

On February 16, 2024, the Company entered into subscription agreements, pursuant to which such investors agreed to subscribe for and purchase from the Company an aggregate principal amount of USD 1,250,000 of convertible promissory

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

notes (the “Notes”). The Notes mature on February 16, 2025 and do not bear interest. The notes do not contain restrictive covenants or mandatory payments prior to maturity.

The Notes are convertible into a number of the Company’s ordinary shares, par value USD 0.0001 per share (“Shares”), of the Company equal to the principal amount divided by USD 6.21, or an aggregate of 201,290 shares. The conversion of the Notes shall occur on a mandatory basis upon the effectiveness of the securities registration statement submitted to the Financial Supervisory Services of Korea in accordance with applicable Korean law in connection with the issuance of the Shares.

On April 16, 2024, the Company and certain investors also entered into another subscription agreements, pursuant to which such investors agreed to subscribe for and purchase from the Company an aggregate principal amount of USD 1,175,000 of convertible promissory notes (the “Notes”). The Notes mature on April 16, 2025 and do not bear interest. The notes do not contain restrictive covenants or mandatory payments prior to maturity. The closing of the issuance of the Notes occurred concurrently with the execution of the subscription agreements.

The Notes are convertible into a number of the Company’s ordinary shares, par value USD 0.0001 per share, of the Company equal to the principal amount divided by USD 5.03, or an aggregate of 233,600 shares. The conversion of the Notes shall occur on a mandatory basis upon the effectiveness of the securities registration statement submitted to the Financial Supervisory Services of Korea in accordance with applicable Korean law in connection with the issuance of the shares.

(5)
Debt covenant modification

On November 28, 2023, Captivision Korea entered into two loan agreements with KEB Hana Bank (“KEB”) for a principal amount of approximately USD 4.2 million (KRW 5,500 million) and USD 1.1 million (KRW 1,500 million), with interest accruing at a floating rate equal to the 3-month CD rate plus 2.08% and 1.76%, respectively, and a maturity date of November 28, 2026. The loan terms had a special condition that required capital injection of USD 8.5 million by the end of January, 2024, but on February 2, 2024, the loan terms have been amended to exclude such a condition.