Form 20-F/A
period 2023-12-31
Captivision Inc.
filed 2024-05-24
CIK 1967478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

298‑42 Chung‑buk Chungang‑ro Chung‑buk,
Pyeong‑taek, Gyounggi, Republic of Korea 17800
(Address of principal executive offices)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑ 2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes ☐No

Auditor Firm ID:	2361	Auditor Name:	CKP, LLP	Auditor Location:	Los Angeles, CA, USA

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Captivision Inc. for the fiscal year ended December 31, 2023, originally filed with the Securities and Exchange Commission on April 30, 2024 (the “Original Filing”), is being filed solely to include the XBRL files, which were omitted from the Original Filing.

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

2.5***	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
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

4.54	Form of Subscription Agreement, dated April 16, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K (File No. 001-41869), filed with the SEC on April 16, 2024).
8.1***	List of Subsidiaries of Captivision.
11.2***	Captivision Inc. Insider Trading Compliance Policy.
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
97.1***	Captivision Inc. Policy for the Recovery of Erroneously Awarded Compensation.
101.INS*	Inline XBRL Instance Document‑ the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Filed herewith.

** Furnished herewith.

*** Previously filed.

‑ 141 ‑

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chairman and Chief Executive Officer

Date:	May 24, 2024

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

Captivision, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

					(Unit: USD)
	As of December 31, 2023
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(5,457,201)	33.00%	—	—	—
G-SMATT JAPAN	5,426,723	40.16%	—	—	—
G-SMATT HONGKONG	(4,538,121)	27.40%	—	—	—
Total					—

					(Unit: USD)
	As of December 31, 2022
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(5,326,269)	33.00%	—	—	—
G-SMATT JAPAN	4,818,011	40.16%	1,934,913	842,603	2,777,515
G-SMATT HONGKONG	(3,454,134)	27.40%	—	—	—
Total					2,777,515

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